


05006778

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peugeot SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 25 2005
THOMSON FINANCIAL

FILE NO. 82- 3531 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 3/24/05


49 CYS 78



# 2004 annual results

ARIS
12-31-04

Peugeot SA



# Contents

## PSA Peugeot Citroën Group

# Management's discussion and analysis

## 1 – Automobile Business

In 2004, the global automobile market expanded by 5.1% to 60.3 million passenger cars and light commercial vehicles.

The market in Western Europe grew 2.9% over the year to 16,445,600 passenger cars and light commercial vehicle. The market rose by a strong 4.0% in the first half, but demand slowed after the summer, triggering increased rebates. The main European markets remained more or less flat, with growth rates of just 1.3% in France, 1.1% in Germany, 0.5% in the United Kingdom and 0.9% in Italy. The Spanish market was the exception, registering an increase of 10.2%.

In all, markets in Asia expanded 7.2%. Chinese demand was up by 14.8% over the year, despite a certain loss of momentum in the second half caused by credit restrictions and postponed buying decisions among consumers pending implementation of announced price cuts. Demand in Latin America recovered strongly; the Argentina market doubled in size to 285,900 units and the Brazilian market rose 10.0%. Automobile markets in Central Europe were boosted at the beginning of the year by the prospect of European enlargement, leading to a 21.0% increase in total sales for 2004 including Turkey.

Against this backdrop, global sales by the Group rose 2.7% to 3,375,300 vehicles from 3,286,100 in 2003.

In Western Europe, Peugeot and Citroën car and light commercial vehicle registrations totaled 2,403,500 units, down 2.3%. This gave the Group a market share across the 17 European countries of 14.6% versus 15.4% in 2003. As previously announced, 2004 was a transition year on the product front, while in the market place, competition intensified with the growing use of rebates. In response, the Group adopted a more selective marketing approach designed to protect margins rather than to boost volumes.

In France, the Group's market share stood at 31.9%, with 772,100 car and light commercial vehicle registrations, down 2.7% on 2003. In Spain, PSA Peugeot Citroën held onto its leadership position with 21.2% of the market. Citroën, ranked No. 2 in the car market and No. 1 in light commercial vehicles, had 205,100 registrations, an increase of 2.8% in a market up 10.2%, while Peugeot registrations rose 6% to 186,900 units. In the United Kingdom, the Group's third largest market in volume, Peugeot and Citroën had a combined market share of 10.8%. The Group kept up the policy adopted in 2003 of scaling down its presence in the fleet market and the other less profitable segments, leading to a 9% fall in UK sales. In Italy, Group registrations increased for the third year in a row to 269,900 units. The 1.9% increase lifted the two marques' combined market share to 10.9%; Citroën was the main growth driver, with registrations up 11.4% thanks to the success of the Citroën C3 and C2. In a German market shaped by extensive rebate practices, PSA Peugeot Citroën's market share stood at 5.6% - versus 5.9% in 2003 and 5.4% in 2002 – with 193,300 registrations.

Outside Western Europe, Group sales of cars and CKD units rose 16.3% to 950,600 units (including 698,500 for Peugeot and 252,100 for Citroën), representing 28.2% of the Group's worldwide sales compared with 24.9% in 2003 and 21.7% in 2002.

In Latin America, sales by Peugeot and Citroën totaled 142,600 units, up by a strong 31.7%. In Brazil, sales rose 14.9% to 64,500 units, representing a 4.3% market share, while sales in Argentina nearly doubled to 35,800 units, giving the Group 12.1% of the market.

In Central and Eastern Europe, sales inched up 1.6% - on the back of 28% growth in 2003 – to 220,400 units. In the six main countries of Central Europe (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia) and Turkey, the Group sold 171,500 vehicles, representing an overall market share of 10.1%.

In China, sales contracted by 13.8% to 89,700 units, after nearly doubling between 2001 and 2003. The introduction of the Peugeot marque, which was kicked off in the summer of 2004 with the launch of the 307 four-door sedan should ensure that Dongfeng Peugeot Citroën Automobile returns to sales growth in 2005.

Sales of CKD units to the Group's industrial partners in Iran grew strongly to 292,500 units – including 280,900 Peugeot units – from 199,200 in 2003.

The Peugeot 407 was launched successfully in 2004, starting with the sedan version in April and followed by the station wagon in September. Combined sales of the two versions totaled 148,600 units, meeting the target set for the model's first year.

The Peugeot 206 was a market benchmark for the fourth year running, with 798,800 units sold.

Sales of the Peugeot 307 were boosted by the launch of the coupé-cabriolet version in September 2003 and the four-door sedan in China in August 2004. A total of 581,200 units were sold, representing an increase of 3.9% in a segment that saw the launch of several competing models during the year.

For the Citroën marque, the highlight of the year was the successful launch of the Citroën C4 in the late fall, with 37,600 units sold. The new Citroën C5 has also got off to a good start, with 25,000 orders booked in the period from October to December 2004.

Sales of the Citroën compact range were up 4.8%. The dip in sales of the Citroën C3 and C3 Pluriel to 362,400 units was more than offset by the sharp rise in sales of the Citroën C2, which totaled 155,700 units for the model's first full year on the market.

The Citroën Xsara Picasso continued to perform well, with 220,000 units sold, testifying to the model's resilience in a market segment where many manufacturers are renewing their line-ups.

With 319,300 units sold, the Citroën Berlingo and Peugeot Partner kept up their record of steady growth.

In all, the Group's light commercial vehicle sales rose 14.6% to 433,800 units, including 228,600 Peugeots (up 25.6%) and 205,200 Citroëns (up 4.5%).

# 2 – Sales

Sales for 2004 totaled €56,797 million, an increase of 4.7% over €54,238 million in 2003. First-half sales grew 4.2% to €28,942 million, while second half sales were up 5.2% at €27,855 million. Growth momentum picked up in the fourth quarter, with sales rising 6.6% to €15,053 million as production of the new models ramped.

## 2.1. MANUFACTURING AND SALES COMPANIES

Sales by the manufacturing and sales companies broke down as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Automobile Division | 45,791 | 43,684 | 43,951 |
| Gefco | 2,894 | 2,742 | 2,646 |
| Faurecia | 10,720 | 10,123 | 9,866 |
| Other businesses | 899 | 968 | 1,003 |
| Eliminations | (5,007) | (4,834) | (4,560) |
| **Total** | **55,297** | **52,683** | **52,906** |

*Automobile Division sales rose 4.8% to €45,791 million.* Growth was driven by higher global sales by Peugeot and Citroën and the favorable impact on the product mix of increased sales of recent models, which was partly offset by an unfavorable change in geographic mix due to the decline in the contribution of Western Europe to total sales. Sales of components and mechanical parts produced in cooperation also rose, led by increased engine sales. The 4.0% rise in first-half sales to €23,288 million was outstripped by a 5.7% increase in the second half to €22,503 million. In the fourth quarter sales expanded by an even stronger 8.3% to €12,275 million.

*Gefco revenue totaled €2,894 million, up 5.5% over 2003.* Revenue from services performed for other Group companies rose 4.3%, while external revenue increased 7.7% to €1,064 million. Network (part load and full transportation) revenue grew 4.3% to €1,467 million, reflecting a 7.0% rise in services to customers outside the Group. Automotive revenue amounted to €1,058 million, an increase of 3.6% attributable to higher Automobile Division sales volume, particularly outside Western Europe. Supply (logistics and sea and air freight) revenue rose 16.3% to €343 million, driven by international development and growth in the logistics business.

*Faurecia's sales came to €10,720 million, an increase of 5.9% over 2003.* Sales to other Group companies rose 7.2% and external sales were up 5.5% at €8,157 million. On a like-for-like basis – excluding the effect of changes in exchange rates, the prices of precious metals used in the manufacture of exhaust systems and the scope of consolidation – the increase was 7.9%. Car seat sales totaled €4,785 million, up 9.9% on a reported basis and 10.8% at constant exchange rates. Volumes remained strong, reflecting the ongoing production ramp-up of several passenger car models equipped with Faurecia seats. Sales of other interior modules came to €3,501 million, unchanged on a reported basis but up 4.1% on a constant exchange rate and consolidation scope basis. Business slowed in North America and tooling billings declined at the end of the year. Year-on-year comparisons were adversely affected by the divestment of the steering systems business and the deconsolidation of the cockpit modules business conducted by the Ghent plant in Belgium, which was contributed in 2003 to the SAS joint venture between Faurecia and Siemens VDO. Exhaust system sales rose 8% to €1,715 million. Excluding catalytic converters, the currency effect and changes in the scope of consolidation, the increase was 8.9%. Front-end sales totaled €719 million, an increase of 6.4%.

## 2.2. BANQUE PSA FINANCE

In 2004, new retail financing was provided for 831,000 vehicles, down 1.7% on 2003. The total includes 639,500 new vehicles, down 2.6%. In all, Banque PSA Finance financed 26.3% of the vehicles sold by Peugeot and Citroën in the countries where the bank operates, representing the same penetration rate as in 2003. The volume of used vehicle financing rose 1.6% to 192,300 units.

As of December 31, 2004, outstanding loans stood at €21,232 million, including securitized loans that have been removed from Banque PSA Finance's balance sheet.

In June 2001, Crédipar – the Bank's French subsidiary – sold €1,000 million worth of automobile loans to a special purpose vehicle which in turn issued asset-backed securities to international institutional investors. After deducting the loans that have been repaid since June 2001, the asset pool as of December 31, 2004 stood at €337 million. In July 2002, Crédipar and the Bank's Spanish branch sold €1,500 million in automobile loans to the special purpose vehicle. After deducting loans that have been repaid since July 2002, the asset pool for this securitization amounted to €1,133 million as of end-2004. In February 2004, PSA Finance Deutschland sold €1,000 million worth of automobile loans to the special purpose vehicle. The asset pool has been kept at this level ever since, through the sale of new automobile loans to replace the original loans when they are repaid. In all, as of December 31, 2004, automobile loans totaling €2,417 million, net of provisions, were securitized under the three programs.

Outstanding loans – including securitized loans – as of December 31, 2004 were 8.0% higher than at end-2003. Wholesale financing rose 19.6%, helped by the extension of the business to dealers in Poland, the Czech Republic, Slovakia and Hungary. Retail financing grew 4.5%, reflecting the large volume of new contracts sold in 2003 and 2004.

In 2004, the accounting policy concerning the write-off of credit losses was changed to comply with the new French accounting rules and prepare for the transition to IFRS. Outstanding loans as of end-2003 have been adjusted to reflect the new policy.

| *(in millions of euros)* | **Dec. 31, 2004** | Dec. 31, 2003 | Dec. 31, 2002 |
|---|---|---|---|
| Outstanding loans, including securitized loans | | | |
| - retail and lease financing | 15,811 | 15,136 | 13,878 |
| - wholesale financing | 5,421 | 4,531 | 4,809 |
| **Total Banque PSA Finance** | **21,232** | **19,667** | **18,687** |

After deducting loans securitized under the three programs described above, year-on-year changes were as follows:

| *(in millions of euros)* | **Dec. 31, 2004** | Dec. 31, 2003 | Dec. 31, 2002 |
|---|---|---|---|
| Outstanding loans, excluding securitized loans | | | |
| - retail and lease financing | 13,394 | 13,007 | 11,378 |
| - wholesale financing | 5,421 | 4,531 | 4,809 |
| **Total Banque PSA Finance** | **18,815** | **17,538** | **16,187** |

Banque PSA Finance revenue consists of gross interest revenues on loans carried in the balance sheet, plus revenue from securitized loans, corresponding to the revenue on the retained interest in the special purpose vehicles, calculated as interest revenue net of financing costs and allowances for credit losses. The Bank's revenue also includes interest income earned on the standing cash reserve carried in the balance sheet as part of the Bank's financing strategy.

Revenue can be analyzed as follows by source:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| From third parties | 1,500 | 1,555 | 1,530 |
| Intragroup | 241 | 169 | 170 |
| **Total Banque PSA Finance** | **1,741** | **1,724** | **1,700** |

Revenue for 2004 was up 1.0% over the previous year. The total includes revenue from the sale of financing-related services such as maintenance and insurance, for €136 million versus €123 million in 2003.

## 3 – Operating margin

In February 2004, the Group announced that it was aiming to match 2003 consolidated operating margin of €2,195 million (€2,214 million after adjustment for the change of method of classifying gains and losses on certain foreign currency transactions).

### Operating margin

*(in millions of euros – as a % of sales)*


5.4%
4.1%
3.8%
2,913
2,214
2,182
2002
2003
2004

### Half-yearly operating margin

*(in millions of euros – as a % of sales)*


5.6%
5.1%
4.6%
3.5%
3.7%
4.0%
1,524
1,389
1,289
925
1,068
1,114
H1 2002
H2 2002
H1 2003
H2 2003
H1 2004
H2 2004

Consolidated operating margin came to €2,182 million compared with €2,214 million in 2003, representing 3.8% of sales versus 4.0%. After reaching a low point in the second half of 2003, operating margin improved steadily in 2004, to €1,068 million in first-half 2004 or 3.7% of sales in the first half, and €1,114 million or 4.0% in the second.

### 3.1. MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Automobile Division | 1,126 | 1,300 | 2,183 |
| Gefco | 156 | 143 | 134 |
| Faurecia | 366 | 303 | 256 |
| Other businesses and eliminations | 22 | 50 | 21 |
| **Total** | **1,670** | **1,796** | **2,594** |

Automobile Division operating margin amounted to €1,126 million compared with €1,300 million in 2003, representing 2.5% of sales versus 3.0%. It increased from €537 million or 2.3% in the first half to €589 million or 2.6% in the second.

The net decline in Automobile Division operating margin was mainly due to the following developments:

- overall, changes in sales volumes and mix had a €53 million positive impact. Increased volumes added €60 million to the total, but changes in geographic mix had a negative impact of €109 million, mainly due to the decline in sales in Western Europe relative to other regions. Changes in the product mix had a €102 million positive impact, fueled by the success of the new Peugeot 407. The new Citroën C4 made only a limited contribution, due to the timing of the launch, but will have a more significant impact in 2005;

- the pricing effect was a very negative €193 million in the first half, leading to an unfavorable impact of €330 million for the full year. The explanation lies in the heightened competition observed during the year, particularly in France and Italy, the effects of which were attenuated in the second half by the favorable mix impact of new model launches;

- lower production costs had a €640 million favorable impact, which was partly offset by the estimated €117 million negative effect of higher raw materials costs giving a net impact of €523 million. Excluding raw materials costs, the results of the cost-cutting program exceeded the Group's target of annual savings in the region of €600 million;

- higher salaries had an estimated impact of €205 million, after deducting the €17 million reduction in amounts set aside for the statutory profit-sharing and contractual incentive bonus schemes. Total profit-sharing and incentive bonuses for 2004 amounted to €155 million for the Automobile Division and €182 million for the entire Group;

- exchange rate changes trimmed €45 million from operating margin. The euro's average decline of 2% against the British pound over the year had a positive impact of €56 million; however, its strength against the currencies of Central Europe and Latin America had negative effects of €34 million and €9 million respectively and its nearly 10% gain against the dollar reduced operating margin by €25 million;

- increases in depreciation charges and operating expense linked to capital expenditure had a €107 million unfavorable impact;

- other items had a net negative effect of €63 million. The total includes research and development costs, which were reduced by €8 million in line with the objective of stabilizing expenditures announced at the beginning of the year, and the *contribution sociale de solidarité* tax in France, which increased by €20 million.

Gefco's operating margin rose by 9.1% to €156 million from €143 million in 2003, representing 5.4% of sales versus 5.2%. The net increase reflected continued revenue growth and improved commercial margins. In addition, the ongoing drive to make Gefco more competitive had a favorable impact on both purchasing costs and value added. The effects of these gains were partly offset, however, by the impact of higher costs, particularly for transportation inputs.

Faurecia's operating margin rose to €366 million from €303 million, and to 3.4% of sales and revenue from 3.0%. The improvement was attributable to several factors:

- business was brisk throughout the year, with sales up 5.9% including 6.5% growth in the second half;
- manufacturing performance improved, helping to offset the effects of sustained pricing pressure and also of higher raw materials costs, which mainly impacted fourth quarter operating margin;
- start-up costs for new models launched in 2004 were on a par with the previous year, reflecting tight control over the related programs;
- selling and administrative expenses remained flat, at 2.9% of sales.

## 3.2. RESEARCH AND DEVELOPMENT COSTS – MANUFACTURING AND SALES COMPANIES

As in prior years, the Group's total 2004 research and development costs were recorded directly in the income statement in the French GAAP accounts. This accounting policy differs from that followed by most of the other leading European carmakers, which capitalize part of their development costs and amortize them through the income statement over several years.

Research and development costs for 2004 totaled €2,118 million, up 1.0% on the previous year.

Automobile Division research and development spend came to €1,832 million. This was slightly less than the €1,840 million spent in 2003, in line with the Group's aim of stabilizing R&D budgets after a period of rapid growth from 2000 to 2003. Research and development spend in 2004 represented 4.0% of Automobile Division sales. Development costs on existing vehicles, for new versions, new engines and restyles, are reported under "cost of sales" in order to reflect actual production cost more accurately and provide a better measure of sales margins. Including these costs, aggregate research and development spend by the Automobile Division came to €2,263 million, representing the equivalent of 4.9% of Division sales.

Faurecia's gross research and development spend totaled €596 million, representing 5.6% of sales. After deducting costs billed on to customers, the net spend rose 13.4% to €273 million or the equivalent of 2.5% of sales.

## 3.3. BANQUE PSA FINANCE

Banque PSA Finance's operating margin totaled €512 million, representing a sharp increased compared with €418 million in 2003 and €319 million in 2002.

Business growth added €50 million to operating margin, while the ongoing improvement in lending margins rates following sharp rises in 2003 and 2002 had a favorable impact of €8 million. General operating expenses remained flat, after the currency effect, despite the steady growth in the business. Credit losses remained at a satisfactory level compared to the banking profession as a whole; their modest decline in 2004 had a €7 million favorable impact on operating margin. In addition, the change in the method of recording allowances for credit losses described in note 1.P.2 to the consolidated financial statements added €18 million to operating margin. Together, these two developments helped to reduce the loss rate to 0.36% of outstanding loans before securitizations from 0.48%.

The automobile loan securitizations carried out in 2001, 2002 and 2004 had no impact on operating margin because under Group accounting policies the lending margin on securitized loans is included in the revenues from Banque PSA Finance's retained interest on an accruals basis.

The operating margin rate continued to improve significantly, rising to 2.6% of average outstanding loans from 2.2% in 2003 and 1.8% in 2002.

## 3.4. PERSONNEL COSTS

Personnel costs break down as follows:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Automobile Division | 6,066 | 5,775 | 5,569 |
| Gefco | 344 | 320 | 290 |
| Faurecia | 1,940 | 1,863 | 1,877 |
| Other businesses | 158 | 150 | 184 |
| **Total manufacturing and sales companies** | **8,508** | **8,108** | **7,920** |
| Banque PSA Finance | 120 | 109 | 115 |
| **Total PSA Peugeot Citroën** | **8,628** | **8,217** | **8,035** |

Personnel costs rose by 5.0% in 2004, reflecting the effect of individual pay rises and an increase in the number of employees, as follows:

| | **Dec. 31, 2004** | Dec. 31, 2003 | Dec. 31, 2002 |
|---|---|---|---|
| Automobile Division | 139,000 | 134,700 | 133,300 |
| Gefco | 8,800 | 8,400 | 8,000 |
| Faurecia | 54,400 | 51,900 | 52,200 |
| Other businesses | 2,600 | 2,700 | 2,900 |
| **Total manufacturing and sales companies** | **204,800** | **197,700** | **196,400** |
| Banque PSA Finance | 2,400 | 2,200 | 2,200 |
| **Total PSA Peugeot Citroën** | **207,200** | **199,900** | **198,600** |

In the Automobile Division, the increase in the number of Research and Development employees was accompanied by a reduction in the use of outside engineering services. The increase in employee numbers at Faurecia was attributable to business growth and international expansion.

# 4 - Net income

Net income for the year declined to €1,357 million from €1,497 million in 2003, representing 2.4% of sales versus 2.8%.

Earnings per share amounted to €5.64 compared with €6.14. Diluted earnings per share have not been calculated because there are no potential dilutive common shares outstanding.

During the year, the Group bought back 6,295,002 Peugeot S.A. shares at an average price of €45.58 per share. The transactions were carried out under the stockholder authorizations given at the Annual Meetings of May 28, 2003 and May 26, 2004.

As of December 31, 2004, Peugeot S.A.'s capital was made up of 243,109,146 common shares, including 10,230,439 shares held in treasury. As of the 2003 year-end, 243,109,146 shares were issued and outstanding, including 4,086,884 shares held in treasury.

The average number of shares outstanding during the year used to compute earnings per share was 240,485,711 in 2004 and 243,902,478 in 2003.

## 4.1. EARLY-TERMINATION PLAN COSTS – MANUFACTURING AND SALES COMPANIES

The €24 million charge recorded in the 2004 income statement corresponds mainly to the adjustment of reserves booked in prior years. Reserves carried in the balance sheet as of December 31, 2004 in respect of the early-termination plan for older employees of the Automobile Division and Faurecia in France amounted to €345 million, including €326 million for the Automobile Division and €9 million for Faurecia. As of that date, 10,585 employees were concerned by the plan, including 569 employees of Faurecia. The plan is now closed to new participants.

## 4.2. RESTRUCTURING COSTS – MANUFACTURING AND SALES COMPANIES

Restructuring costs for 2004 amounted to €69 million, of which €57 million concerned restructuring operations at Faurecia, mainly in France and Germany.

## 4.3. NET INTEREST EXPENSE – MANUFACTURING AND SALES COMPANIES

Net interest expense for 2004 amounted to €99 million compared with €30 million the previous year. The 2004 total includes €69 million in premiums on British pound and Japanese yen put options, versus €7 million in 2003.

Interest income amounted to €148 million. The average daily balance of interest-bearing investments was €5,866 million and the estimated average interest rate was 2.25%. Average daily short, medium and long-term debt stood at €5,702 million; the estimated average daily interest rate was 3.12% and total borrowing costs for the year amounted to €178 million.

## 4.4. OTHER INCOME AND (EXPENSE), NET

Other income and expenses represented net income of €199 million in 2004 and €192 million in 2003, as follows:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Manufacturing and sales companies | 202 | 197 | 9 |
| Finance companies | (3) | (5) | (3) |
| **Total PSA Peugeot Citroën** | **199** | **192** | **6** |

The main income items in 2004 and 2003 were capital gains on sales of short-term investments, for €181 million and €160 million respectively.

### 4.5. INCOME TAXES ON INCOME OF FULLY-CONSOLIDATED COMPANIES

Income taxes on income of fully-consolidated manufacturing and sales companies and finance companies take into account the election for group relief of French companies in all business segments (Automobile Division, Finance, Transportation & Logistics and Other Businesses). The total breaks down as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Manufacturing and sales companies | 494 | 563 | 666 |
| Finance companies | 182 | 122 | 111 |
| **Total PSA Peugeot Citroën** | **676** | **685** | **777** |

Income taxes on income of fully-consolidated companies amounted to €676 million in 2004, representing an effective tax rate of 30.9% on pre-tax income of €2,189 million. This was broadly similar to the 2003 income tax charge of €685 million, representing an effective rate of 29.6%.

### 4.6. NET EARNINGS FROM COMPANIES AT EQUITY

In 2004, the combined contribution of companies at equity was a net loss of €8 million versus a net profit of €46 million in 2003.

This amount, which corresponds essentially to the Group's equity in the results of companies set up to manage cooperation agreements with other automakers, includes an €18 million negative contribution from Toyota Peugeot Citroën Automobiles, corresponding to the start-up costs of the new Kolin plant that will manufacture the new Citroën C1, Peugeot 107 and Toyota Aygo as from 2005. It also includes a €38 million negative contribution from Dongfeng Peugeot Citroën Automobile (DPCA) as opposed to a positive contribution of €32 million in 2003.

For DPCA, 2004 was a transition year pending the effects of the model renewals. The 21.9% decline in sales, to CNY 8,491 million, coupled with heavy competition in the Chinese market throughout the year and the cost of launching the new models translated into a negative operating margin of CNY 571 million. After deducting interest expense of CNY 153 million and CNY 228 million in exchange losses, the joint venture ended the year with a net loss of CNY 985 million.

### 4.7. AMORTIZATION OF GOODWILL

Amortization of goodwill stood at €128 million versus €158 million in 2003. In the Finance division, goodwill amortization concerns Crédipar and amounted to €5 million in 2004. Goodwill amortization at Faurecia concerns Bertrand Faure (€42 million), Faurecia Exhaust Systems (€9 million) and the Sommer Allibert automobile business (€60 million). In addition to these routine amortization charges, calculated over twenty years, an impairment charge of €28 million was recorded in 2003 in respect of the Gefco KN goodwill, due to the persistent economic slowdown in Germany that had lasted since 2001, which frustrated efforts to restore Gefco KN's margins.

# Group financing

## 1 – Analysis of cash flows

### 1.1. CASH FLOWS FROM OPERATING ACTIVITIES – MANUFACTURING AND SALES COMPANIES

Net cash provided by operations of the manufacturing and sales companies totaled €4,363 million in 2004 compared with €3,323 million the previous year.

**Working capital provided by operations and gross capital expenditure – manufacturing and sales companies**


Working capital provided by operations
Gross capital expenditure
5,000
4,000
3,000
2,000
1,000
0
4,059
3,547
3,465
2,790
3,007
2,920
2002
2003
2004
7.7%
6.7%
6.3%
Working capital provided by operations as a % of sales

Working capital provided by operations of the manufacturing and sales companies totaled €3,465 million in 2004 compared with €3,547 million the previous year, representing 6.3% of sales versus 6.7%. The year-on-year change reflects the decline in net income of consolidated companies and the €175 million increase in depreciation and amortization expense due to higher capital expenditure at the beginning of the decade. The 2004 figure was also adversely affected by steps to raise the funding of pension obligations to a satisfactory level, through an exceptional increase in payments to external funds to €219 million.

Manufacturing and sales companies' working capital decreased by €898 million in 2004, after increasing by €224 million the previous year. The change was mainly attributable to higher supplier credit, due to increased production by the Automobile Division in the fourth quarter compared to the same period of 2003. Moreover, the volume effect went hand-in-hand with a significant mix effect, following the launch of the Peugeot 407. In all, Automobile Division supplier credit rose by €585 million year-on-year. Supplier credit also rose at Faurecia, by €164 million, and at Gefco, by €36 million, due to higher business volumes. Inventories increased by €414 million, mainly due to the build-up of inventories in preparation for the launch of the Peugeot 407 and Citroën C4. Total new vehicle inventories as of December 31, 2004, including vehicles held by the captive dealer network, were up by 33,500 units over the year-earlier figure and by 21,900 units over June 30, 2004.

| *(in units)* | Manufacturer | Captive dealer network | Total |
|---|---|---|---|
| December 31, 2002 | 216,500 | 53,000 | 269,500 |
| June 30, 2003 | 287,000 | 60,500 | 347,500 |
| December 31, 2003 | 239,600 | 48,900 | 288,500 |
| June 30, 2004 | 242,500 | 57,600 | 300,100 |
| December 31, 2004 | 267,900 | 54,100 | 322,000 |

The increase in inventories was offset by a €465 million improvement in other working capital items. The improvement mainly reflected action undertaken to reduce recoverable VAT credits as well as the normal growth in accrued personnel costs due to the rise in employee numbers and the effect of accounting rules covering vacation pay accruals in France. In addition, amounts due to suppliers of fixed assets rose at the end of the year, due primarily to the timing of construction work at the Trnava plant.

## 1.2. CASH FLOWS FROM OPERATING ACTIVITIES – FINANCE COMPANIES

The finance companies' operating activities generated a net cash outflow of €286 million in 2004, as opposed to a net cash inflow of €251 million in 2003. Working capital provided by operations – corresponding more or less to net income – amounted to €414 million versus €343 million.

The change in operating assets and liabilities was a negative €700 million compared with a negative €92 million. The 2004 figures correspond to the combined effect of changes in outstanding loans, the standby reserve designed to guarantee the Bank's liquidity, refinancing and other operating receivables and payables.

## 1.3. CASH FLOWS FROM INVESTING ACTIVITIES

Gross capital expenditure came to €2,931 million compared with €3,020 million in 2003. The 2004 figure, which includes €229 million in expenditure for the construction of the Trnava plant in Slovakia, is consistent with the Group's aim of capping average annual capital expenditure at €3,000 million over the medium term.

Capital expenditure breaks down as follows by division:

### Gross capital expenditure

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Automobile Division | 2,470 | 2,574 | 2,357 |
| Gefco | 64 | 54 | 51 |
| Faurecia | 372 | 354 | 351 |
| Other Business Segments | 14 | 25 | 31 |
| **Total manufacturing and sales activities** | **2,920** | **3,007** | **2,790** |
| Banque PSA Finance | 11 | 13 | 12 |
| **Total PSA Peugeot Citroën** | **2,931** | **3,020** | **2,802** |

Proceeds from disposals of property, plant and equipment amounted to €43 million in 2004 compared with €149 million the previous year.

Cash outlays for acquisitions of shares in consolidated and non-consolidated companies represented €179 million. This amount consists mainly of €128 million for the purchase of shares in Dongfeng Peugeot Citroën Automobile held by Chinese and French partner financial institutions, raising the Group's interest to 50.0% from 31.9%. It also includes €25 million for Faurecia's buyout of minority interests in SAI Automotive AG, giving Faurecia the entire capital of Sommer Allibert's German operations.

## 1.4. CASH FLOWS FROM FINANCING ACTIVITIES

Including the finance companies, financing activities generated a net cash outflow of €1,092 million in 2004 compared with a €71 million net outflow in 2003. The total includes dividends paid to Peugeot S.A. stockholders in the amount of €321 million in 2004 versus €325 million the previous year. It also reflects the buyback of 6,295,002 Peugeot S.A. shares at an average price of €45.58, for a total outlay of €287 million. Of this amount, €248 million was deducted from equity and €39 million – corresponding to shares acquired for allocation on exercise of stock options – was recorded in assets under short-term investments.

## 2 – Consolidated financial position

### 2.1. STOCKHOLDERS' EQUITY

Stockholders' equity was further strengthened by the inclusion of 2004 net income, rising to €12,697 million as of December 31, 2004 from €11,864 million one year earlier. Net assets per share, based on the number of shares outstanding net of treasury stock, rose 9.8% to €54.52 from €49.64, representing 1.17 times the end-2004 share price of €46.70.

### 2.2. FINANCIAL POSITION – MANUFACTURING AND SALES COMPANIES

The net financial position of the manufacturing and sales companies, which is described in detail in note 40 to the consolidated financial statements, represents the best indicator of the Group's financial position with regard to outside sources of financing. For the manufacturing and sales companies, it represents net cash and cash equivalents – corresponding to cash and short-term investments less short-term financing – and the difference between long-term borrowings and long-term loans.

As of December 31, 2004, the manufacturing and sales companies had net cash of €1,428 million compared with net cash of €563 million one year earlier. The increase reflects the excess of net cash provided by their operating activities (€4,363 million) over net cash used by investing activities (€3,115 million), partly offset by outlays for dividend payments by the manufacturing and sales companies (€331 million) and share buybacks (€287 million). Their net financial position was further boosted by capital gains on the sale of short-term investments (€181 million) and the allocation to short-term investments of €39 million worth of Peugeot S.A. shares purchased for allocation on exercise of stock options granted under the plan decided in 2004.

## 3 – Supplementary pension and other post-retirement benefit obligations

PSA Peugeot Citroën Group employees in certain countries are entitled to pension or supplementary pension benefits, payable annually, or lump sum retirement bonuses paid at the time of retirement. Some of these plans are defined benefit plans, under which benefit payments are determined based on a range of criteria including the employee's age, years of service, salary level and benefit entitlements under the social security system. Others are defined contribution plans entitling employees to benefits determined by the capital built up through employee and employer contributions to external funds, including the yield from the investment of these funds on the financial market.

Group policy emphasizes defined contribution plans, which are more effective in guaranteeing future benefits and also avoid exposing the Group to financial risks related to benefit obligations. In 2002, the Group set up defined contribution plans in Spain and Brazil. In France, the Group has curtailed its defined benefit plan. Under the terms of the curtailment, participating employees no longer acquire any further benefit entitlements beyond June 30, 2002 except for those employees who were over fifty nine years old at that date. The plan has been replaced by a defined contribution plan set up for all employees whose compensation exceeds the ceiling for French social security contributions. The new plan is funded by employer and employee contributions, set at 4% and 2% respectively of the portion of salary in excess of the social security ceiling. The Group's benefit obligations under the former defined benefit plan at June 30, 2002, towards employees who were less than fifty nine years of age at that date, have been transferred in full to a leading insurance company, in exchange for a lump sum payment of €384 million.

Along with this major change in pension benefit arrangements in France, the defined benefit plans set up by the Group for the employees of its UK subsidiaries have been closed to new entrants since May 2002. Employees recruited after the plans were closed are covered by a new defined contribution plan whereby the employer adds to contributions paid by each employee. Other employees continue to be covered by the former defined benefit plans. In 2002, employee contributions to these plans were increased to 4% of salary from 3% previously.

The present value of the Group's benefit obligations under the remaining defined benefit plans is calculated in accordance with Statement of Financial Accounting Standards (SFAS) 87. The obligations are funded by contributions to external institutions responsible for managing the funds set up to finance future benefit payments. The type of institution depends on the applicable legislation in each country concerned. The level of funding is adjusted at regular intervals to take account of changes in the amount of related benefit obligations, in line with the Group's policy of externally funding its obligation. Reserves have been booked in the consolidated balance sheet to cover any funding shortfall.

The total benefit obligation is calculated at the end of each year as explained above. The periodic pension cost, determined after taking into account funds managed by external institutions, corresponds to:

- The service cost, representing the additional rights acquired by employees during the year, generally based on their period of service with the Group.
- Interest cost, corresponding to adjustments to the present value of the opening vested rights of employees to take account of the fact that the period to the future benefit payment date has been reduced by one year.
- Amortization of deferred items resulting from changes in certain assumptions underlying each periodic actuarial valuation, and the difference between the actual return on external funds and the standard return on long-term investments.
- Less the standard return on the external funds for the year.

As of December 31, 2004, the discounted present value of future benefit obligations stood at €3,236 million versus €3,194 million at end-2003. Actuarial differences had the effect of reducing benefit obligations by €65 million, mainly in the United Kingdom where the expected timing of benefit payments was adjusted, and the total obligation was further reduced by benefit payments for the year in the amount of €132 million. These decreases were offset by a €252 million increase corresponding to the service cost and interest cost.

External funds used to finance benefit payments rose to €2,148 million from €1,792 million, reflecting the expected return on the funds (€123 million), contributions for the year (€284 million) and benefit payments for the year (€111 million), as well as the recognition of €66 million worth of actuarial differences corresponding mainly to the excess of the actual return on the funds over the expected return. The actual return stood at 8.8% for external funds in France and 10.3% for funds in the United Kingdom

As of December 31, 2004, deferred items, which are amortized over the average remaining service lives of plan participants, amounted to €1,028 million compared with €1,242 million at the previous year-end. The decline was due to changes in actuarial differences on the projected benefit obligation and on external funds (€130 million) and to annual amortization of deferred items (€83 million).

Reserves carried on the balance sheet in respect of the portion of benefit obligations not covered by external funds amounted to €280 million versus €307 million.

Except in the United Kingdom, the Group has no obligation to pay additional contributions to external funds, apart from that of paying benefits when they fall due. In the United Kingdom, based on the present value of external funds, the Group may be required by local regulations to pay up to €70 million in additional contributions in each of the next three years.

The charge recorded in accordance with the standards described above amounted to €206 million in 2004, compared with €165 million in 2003.

# Return on capital employed

## 1 – Definition and methods

Return on capital employed (ROCE) has been selected as the standard indicator of the Group's overall financial performance. Capital employed includes the value of all operating assets and liabilities used by the Group in its business operations. Return on capital employed is measured on the basis of income generated by capital employed, which corresponds mainly to operating margin plus or minus other income and expenses generated by the assets included in the definition of capital employed.

Pre-tax ROCE corresponds to the ratio of income generated by capital employed to total capital employed at December 31 of each year. The definition and the calculation of capital employed, income generated by capital employed and return on capital employed are presented in note 42 to the consolidated financial statements. After-tax ROCE is calculated on the basis of a standard income tax rate of 33 1/3%, corresponding to the average tax rate applied to the Group's recurring results of operations.

## 2 – Capital employed

Capital employed as of December 31, 2004 totaled €16,660 million, an increase of €717 million on the year-earlier figure. Automobile Division capital employed rose by €468 million, primarily reflecting a €783 million increase in net property, plant and equipment, of which €263 million corresponding to the Group's equity in the property, plant and equipment of the Toyota Peugeot Citroën Automobiles and Dongfeng Peugeot Citroën Automobile joint ventures. The increase in property, plant and equipment of fully consolidated companies was due to capital expenditure net of depreciation for the year. Working capital improved by €457 million, primarily reflecting increased supplier credit due to higher production by the Automobile Division.

At Banque PSA Finance, the €340 million rise in capital employed was mainly due to the increase in the Bank's stockholders' equity, which in turn was attributable to growth in its 2004 earnings.

Faurecia's capital employed contracted by €95 million. Property, plant and equipment remained flat, attesting to its disciplined approach to capital expenditure, while working capital reflected tight control over trade receivables. The decline in capital employed was mainly due to the decrease in goodwill as result of annual amortization.

**Capital employed**

| *(in millions of euros)* | **Dec. 31, 2004** | Dec. 31, 2003 | Dec. 31, 2002 |
|---|---|---|---|
| Automobile Division | 10,594 | 10,126 | 9,560 |
| Banque PSA Finance | 2 ,126 | 1,786 | 1,680 |
| Gefco | 447 | 448 | 405 |
| Faurecia | 3,776 | 3,871 | 3,943 |
| Other businesses and consolidation adjustments | (283) | (288) | (307) |
| **Total PSA Peugeot Citroën** | **16,660** | **15,943** | **15,280** |

## 3 – Return on capital employed (ROCE)

After-tax ROCE declined to 8.4% from 9.4% in 2003, reflecting the fact that operating margin remained flat while capital employed increased. Automobile Division after-tax ROCE stood at 7.7% versus 9.8%.


After-tax return on capital employed (%)
Automobile Division
Group
18
16
14
12
10
8
6
4
2
0
16.0
12.4
9.8
9.4
8.4
7.7
2002
2003
2004

# Management of financial risks

## 1 – Manufacturing and sales companies

PSA Peugeot Citroën is exposed to financial risks in connection with its automobile business and other manufacturing activities, including the risk of losses due to unfavorable changes in exchange rates affecting the currencies of countries where it manufactures products – primarily in the euro zone – and the countries in which these products are sold. The introduction of the euro at the beginning of 1999 had the effect of reducing these risks, which now primarily concern the British pound and, to a lesser extent, the Central European currencies, the Latin American currencies, the Turkish pound and the Japanese yen.

Currency risks of the Automobile Division are managed primarily by having the manufacturing companies bill the sales companies in the sales companies' local currency, except in those rare cases where the sales company's local currency is not convertible. Currency risks on these intragroup billings are systematically hedged by means of forward contracts maturing on the invoice settlement date, which is determined based on the subsidiary's operating cycle. The hedges are set up by a specialized subsidiary, PSA International, or on PSA International's instructions in the case of non-convertible currencies.

In accordance with these principles, currency risks on future sales are not hedged, with the result that future operating margin may vary depending on exchange rates. The Group has purchased Japanese yen and British pound put options to guarantee a minimum exchange rate for its vehicle sales in Japan and the United Kingdom. As of December 31, 2004, Japanese yen put options had been purchased on a nominal amount of JPY 21.3 billion, hedging all sales in Japan in the period to September 2005. The options' average strike price is JPY 122.4 per euro. The British pound put options are on a nominal amount of GBP 1,437 million and cover 70% of 2005 sales in the UK. The average strike price is GBP 0.7058 per euro. The Group may purchase additional Japanese yen and British pound put options in early 2005, depending on market opportunities.

On the basis of 2004 figures, the Group estimates that a 1% fluctuation in the euro against all of the Group's other currencies would have an impact of around €71 million on consolidated operating margin. The impact on consolidated operating margin of a 1% change in the pound-euro exchange rate would be around €29 million. These estimated sensitivities do not take into account the effect of exercising the currency options described above.

The exposure of the Group's manufacturing and sales activities to changes in interest rates is not material.

The Group places significant emphasis on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot and Citroën dealers are managed within the framework of the sales financing system described below. Appropriate mechanisms have been set up to guarantee the security of payments from other Group customers. Intragroup settlements are systematically hedged against political risks whenever necessary.

## 2 – Finance companies

The Group finance companies provide financing for dealer vehicle and replacement parts inventories and offer a wide range of loans and lease financing solutions to customers, together with related services. As a result, they are exposed to credit risks. Wholesale financing credit risks are spread across a large number of dealers and are managed internally by Credit Committees set up in each country as well as by a Group Credit Committee, based on clearly defined, closely monitored credit limits. Retail financing credit risks, which are spread across an even larger number of customers, are managed using credit-scoring procedures. In addition, significant individual credit risks are managed using procedures similar to those applied to manage wholesale financing credit risks.

Allowances are booked for retail credit risks when at least one installment is past due, based on historical credit loss and recovery data. In the case of wholesale financing, allowances are booked on a case-by-case basis for known credit risks.

The bulk of the finance companies' refinancing needs are covered by the economic capital allocated to these companies, automobile loan securitizations and, above all, the issuance of debt securities and bank borrowings. The finance companies are therefore exposed to the risk of mismatches between assets and liabilities, in terms of maturities, currencies and interest rates. The Group's policy consists of neutralizing the impact of changes in interest rates and exchange rates on the finance companies' operating margin by using appropriate financial instruments to match interest rates and currencies between assets and liabilities.

In order to hedge, to the extent possible, the refinancing cost of new retail financing in euros to be granted in 2005, Banque PSA Finance has purchased swaptions (options on interest rate swaps) expiring in the second, third and fourth quarters of 2005, on a total notional amount of €3,662 million. The maturities of the underlying swaps (which range from one to five years) match the forecast maturities of new retail financing expected to be originated in these three quarterly periods.

The permanent need to have sufficient resources to refinance the finance business also exposes the Group to liquidity risks. These risks are covered as part of the financing strategy, by matching financing maturities to the related assets, using cash reserves and unused confirmed lines of credit, extensively diversifying financing sources and maintaining adequate capital ratios at Banque PSA Finance.

The Group is exposed to counterparty risks on transactions carried out on financial markets in connection with the management of currency and interest rate risks and payment flows. It keeps these risks to a minimum through internal control procedures that restrict the choice of counterparties to leading banks and financial institutions.

# Transition to IAS/IFRS

## 1 - Introduction

PSA Peugeot Citroën, along with all other European listed companies, will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as from January 1, 2005. The Group began preparing for the transition to IFRS in 2002 and the project was completed at the end of 2004, with the drafting of internal standards and staff training.

On December 17, 2004, the Group made available to all users of its financial information – stockholders, institutional investors, financial analysts, rating agencies and journalists – a detailed analysis of the impact of IFRS on its consolidated financial statements. This analysis, presented in the form of sixteen technical fact sheets, was also posted on the PSA Peugeot Citroën website.

In connection with the publication of its 2004 results, the Group is presenting for the first time a full set of IFRS financial statements for 2004 (without prior year comparatives, because it is impossible to perform the necessary ex-post adjustments to the 2003 French Gaap accounts), along with the statutory financial statements for 2004 prepared in accordance with French Gaap. In accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards, the 2004 IFRS financial statements have been prepared based on the IAS/IFRS published as of December 31, 2004 that are applicable as of January 1, 2005. In particular, these financial statements fully comply with IAS 39 – Financial Instruments: Recognition and Management, since the provisions not endorsed by the European Commission do not apply to the Group.

Disclosures concerning the transition to IFRS include:

- In this report, a summary of the main standards that affect the consolidated financial statements and their impact on the Group's main financial indicators (sales, operating margin, profit, cash flow, capital expenditure, free cash flow, net financial position, equity and capital employed), together with a discussion of these impacts. This report also includes an income statement, a balance sheet and a statement of cash flows for 2004 presented in accordance with IFRS.
- In a specific IFRS report, the 2004 IFRS financial statements together with the related notes, which include detailed reconciliations between the French Gaap and IFRS accounts. The reconciliation tables comprise footnotes referring to the IFRS technical fact sheets, which are also included, as well as full details of the impact of each standard on the consolidated financial statements.

All of these data have been audited by the Group's statutory auditors.

## 2 – Main impacts of the transition to IAS/IFRS

The main areas where IFRS differ substantially from the standards applied by the Group up until 2004 are as follows:

### 2.1. AUTOMOBILE DIVISION RESEARCH AND DEVELOPMENT COSTS

In the French Gaap accounts, research and development expenditures are recognized as expenses in the period in which they are incurred.

Under IAS 38 – Intangible Assets, research costs and start-up costs are recognized as expenses, while development costs are recognized as an intangible asset and amortized provided that they concern a project that will be completed and either used or sold. In accordance with this standard, the Automobile Division capitalizes vehicle development costs, corresponding to costs incurred between the styling decision and the start up of pre-series production. All costs incurred prior to the styling decision constitute research costs and are recognized as an expense, and all costs incurred after the start up of pre-series production constitute start-up costs, which are also recognized as an expense. The intangible asset corresponding to the capitalized development costs is amortized from the Start of Production date, over a period of five years. In addition, an impairment loss is recognized if the intangible asset's net book value exceeds the value of the future cash flows expected to be derived from marketing the vehicle.

The same method is applied to engine and gearbox development costs, with certain adjustments, including application of a ten-year amortization period.

Only direct development costs are capitalized, corresponding mainly to payroll costs of personnel directly assigned to the project and the cost of prototypes. Indirect costs, such as rent, information system utilization costs and allocated overheads, are recognized as expenses for the period.

In accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards, IAS 38 has been applied retrospectively to all vehicle projects put in production since the beginning of 1999 – corresponding to substantially all projects that impact the opening IFRS balance sheet at January 1, 2004, in view of the five-year amortization period – and to all engine and gearbox projects launched since the beginning of 1999.

The pre-tax impacts on the IFRS financial statements are as follows:

- an intangible asset in the amount of €2,321 million has been recorded in the opening balance sheet at January 1, 2004, corresponding to capitalized development costs net of amortization for each year prior to that date, and an equivalent amount has been recognized in equity,
- in the 2004 IFRS financial statements, €676 million in development costs have been capitalized, corresponding to 37% of Automobile Division research and development costs (30% including development costs for existing vehicles). In addition, amortization expense of €427 million has been recognized in the income statement, corresponding to the amortization of capitalized development costs carried in the opening balance sheet at January 1, 2004 and development costs capitalized during 2004.

The net impact on 2004 operating income is an increase of €249 million. The impact on cash flows from investing activities is €676 million. The impact on capital employed at December 31, 2004 is €2,570 million.

In future years, the impact on operating margin will vary based mainly on growth in total research and development costs and on the change in the ratio of development costs to the sum of research and start-up costs as defined by the Group based on IAS 38. In view of the amortization period applied by the Group, amortization expense for engine and gearbox development costs is expected to increase steadily.

In 2005, in light of the stabilization of research and development costs since 2003 and the timing of automobile projects, the net impact on operating margin is expected to be an increase of €70 million. In 2006, however, the impact is expected to be lower.

## 2.2. FAURECIA RESEARCH AND DEVELOPMENT COSTS

In the French Gaap accounts, development expenditures on programs corresponding to specific customer orders are recognized in inventory and work-in-progress and the corresponding revenue is recognized based on the contract billing terms.

The revenue recognition criteria provided for in IAS 18 are not met in cases where development costs are paid in proportion to parts delivered to the customer, without any contratual payment guarantee. Development work cannot be considered as having being sold under such circumstances. In the absence of any payment guarantee from the customer, the costs incurred between the date when the customer accepts Faurecia's quote and the Start of Production of the parts or modules concerned is recognized as an intangible asset, in accordance with IAS 38. The intangible asset is amortized based on the quantity of parts delivered to the customer, provided that accumulated amortization at each year-end does not represent less than the amount that would be recognized if the asset were amortized on a straight-line basis over five years.

If the contract includes a payment guarantee, the development costs are recognized in inventory and work-in-progress and the corresponding revenue is recognized when the customer signs off on each technical phase.

In accordance with IFRS 1, IAS 38 has been applied retrospectively.

The pre-tax impacts on the IFRS financial statements are as follows:

- an intangible asset in the amount of €427 million has been recognized in the opening balance sheet at January 1, 2004, corresponding to capitalized development costs net of amortization for each year prior to that date. Inventories and work-in-progress have been adjusted downwards by an amount of €423 million. The difference between these two amounts – €4 million – has been taken to equity,
- in the 2004 IFRS financial statements, development costs of €150 million have been capitalized. In addition, amortization expense of €141 million has been recognized in the income statement, corresponding to the amortization of capitalized development costs carried in the opening balance sheet at January 1, 2004 and development costs capitalized during 2004.

The net impact on 2004 operating margin is €5 million, corresponding to the €9 million impact on research and development costs, net of €4 million in amortization of tools included in the cost of goods and services sold. The impact on cash flows from investing activities for 2004 is €150 million. The impact on capital employed at December 31, 2004 is €9 million.

## 2.3. SALES WITH A BUYBACK COMMITMENT

Since 1997, the Group has treated direct new vehicle sales with a buyback commitment expiring within a maximum of three years as operating leases. In practice, this treatment has applied mainly to sales to car hire companies.

In accordance with IAS 17 – Leases, this treatment has been applied to all sales with a buyback commitment, whatever the expiry date. The change of method primarily concerns long-term leases and leases with a purchase option, mainly where the lease financing is provided by Banque PSA Finance. The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. The vehicle is recognized in property, plant and equipment and depreciation expense is calculated by the straight-line method, on the basis of the vehicle's cost less its estimated resale price on the used vehicle market. Any additional gain made on the final sale of the vehicle is recognized in the period when the vehicle is sold on the used car market.

In accordance with IFRS 1, IAS 17 has been applied retrospectively.

In the opening balance sheet at January 1, 2004, vehicles subject to an outstanding buyback commitment have been recognized in property, plant and equipment in the amount of €1,437 million, corresponding to their cost net of accumulated depreciation. The corresponding revenue of €1,962 million has been recognized in non-current liabilities and provisions of €128 million for sales with a buyback commitment have been canceled. The margin on the sale not yet recognized through rental revenue and depreciation has been deducted from equity in the amount of €397 million.

In the 2004 IFRS financial statements, sales have been adjusted downwards by €551 million. The impact on operating margin is an increase of €54 million, due to the shorter buyback period for sales with a buyback commitment to retail customers in France and the United Kingdom. The impact on sales and operating margin in future years will depend on changes in the volume and characteristics (particularly the buyback period) of these contracts. However, overall changes from one year to the next are not expected to be particularly material; consequently, the impact on sales is unlikely to vary significantly and the impact on operating margin should not be material.

The net impact on 2004 cash flows from investing activities is €54 million, including the cost of new vehicles recognized in assets during the year net of depreciation, the removal from property, plant and equipment of vehicles recovered from customers, depreciation and the debt recognized in connection with the cancellation of the related revenue.

The impact on capital employed at December 31, 2004 is €343 million.

## 2.4. PENSION OBLIGATIONS

In the French Gaap accounts, the Group's pension obligations are measured and recognized in accordance with US Gaap (SFAS 87 – Employers' Accounting For Pensions).

The method of measuring pension obligations prescribed by IAS 19 – Employee Benefits is not materially different from the method applied in the French Gaap accounts and the effect of applying this standard is therefore not material, except as explained below.

For the purpose of applying IAS 19, the Group has reviewed the accounting treatment of supplementary pension benefits paid to employees of the former French subsidiary of the Chrysler Group, which was acquired by PSA Peugeot Citroën in 1978. At the time of the acquisition and subsequent merger with Automobiles Peugeot, the employees of this entity retained the benefits earned under the former Chrysler pension plan, which were more favorable than those offered to Automobiles Peugeot employees. At the same time, a contract was signed with a leading insurance company, whereby the insurance company took over responsibility for paying these benefits in exchange for premiums paid by the Group when each eligible employee retired. In the French Gaap accounts, the premiums paid under the contract are treated as being in full discharge of the Group's liability for benefit payments to retired employees, while future premiums payable in respect of active employees are included in the Group's pension obligations. Under IAS 19, the benefits paid to retired employees have been added back to the Group's benefit obligation and the provisions and reserves booked by the insurance company to cover the benefit payments have been included in external funds covering pension obligations. The resulting symmetrical increase in pension obligations and external funds amounts to €598 million. The impact of this change of method on 2004 profit in the IFRS accounts is not material.

Both IAS 19 and SFAS 87 require separate recognition of the portion of projected benefit obligations represented by actuarial gains and losses. These gains and losses correspond mainly to the change in projected benefit obligation resulting from changes over time in the economic, financial or actuarial assumptions used to compute the obligation (for example, an increase or decrease in the discount rate due to changes in interest rates, or the adoption of new mortality tables). Since the impact of these changes can be very significant, under both standards actuarial gains and losses are recognized over the remaining service lives of employees.

IFRS 1 allows companies to recognize all cumulative actuarial gains and losses in the opening IFRS balance sheet at January 1, 2004 with a corresponding adjustment to equity.

Cumulative actuarial gains and losses at December 31, 2003 amounted to €1,242 million. This high amount is explained primarily by the numerous reductions in the discount rate made in recent years to take account of falling interest rates. The effect of recognizing these actuarial gains and losses in accordance with the optional exception provided for in IFRS 1 was a €1,097 million in increase in pension liabilities recognized in the balance sheet, a €145 million decrease in other non-current assets and a €1,242 million reduction in equity.

In 2004 and future years, the income statement will no longer be charged with amortization of actuarial gains and losses dating back prior to January 1, 2004. The impact is €82 million in 2004 and a similar amount in subsequent years.

Periodic pension cost calculated under both IAS 19 and SFAS 87 includes the "interest cost", corresponding to the change in the discounting adjustment to the opening projected benefit obligation due to the fact that the future benefits are one year closer to being paid. This interest cost is partly offset by the income on the external funds held by the insurance company or pension fund to cover the payment of benefits to employees. In the French Gaap accounts, these two items are taken into account to determine operating expenses. However, to be consistent with the substance of IAS and the practice followed by automobile manufacturers that already apply IAS, they have been included in other income and expenses in the IFRS financial statements.

The impact on the 2004 IFRS financial statements is a €36 million increase in operating margin and a corresponding decrease in other income and expenses, net. The impact on future years should be roughly the same.

## 2.5. TREASURY STOCK

The Peugeot S.A. and Faurecia shares purchased by the Group for allocation on exercise of stock options are recognized in assets, under "short-term investments" in the French Gaap accounts. At December 31, 2004, this asset amounted to €185 million.

In accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, these shares have been deducted from equity in the IFRS financial statements. The effect of this adjustment is a €185 million decrease in net financial position at December 31, 2004.

## 2.6. GOODWILL

Goodwill is the excess of the cost of shares in a consolidated company, including transaction expenses, over the Group's equity in the fair value of the identifiable assets and liabilities acquired at the acquisition date. Total goodwill carried in the consolidated balance sheet at January 1, 2004 amounted to €2,039 million. The total includes goodwill on Faurecia's acquisitions of Bertrand Faure, APAS and Sommer Allibert, for €584 million, €137 million and €1,039 million respectively, and Banque PSA Finance's acquisition of 50% of Crédipar, for €75 million. As allowed under IFRS 1, the Group has retrospectively revalued the assets and liabilities of Sommer Allibert at the acquisition date (January 2001) by Faurecia, in accordance with IFRS 3 – Business Combinations. The revaluation mainly consisted of reorganizing an intangible asset corresponding to Sommer Allibert's contractual customer relationship, which was estimated at 477 million (€307 million net of deferred taxes). This amount corresponds to the discounted present value of profits generated by product supply contracts in progress at the acquisition date, net of an estimated return on capital employed. In view of the remaining life of these contracts, this intangible asset is being amortized over four years. It net book value at January 1, 2004 was €119 million at January 1, 2004 (€77 million net of deferred taxes). The goodwill recognized at the time of acquisition of Sommer Allibert (€1,212 million) has therefore been reduced by €419 million, including the value of the contractual customer relationship net of deferred taxes for €307 million and a €68 million adjustment to deferred tax assets.

In the French Gaap accounts, goodwill is amortized over twenty years. According to IFRS 3, goodwill is no longer amortized. French Gaap and IFRS both require goodwill to be tested for impairment at least once a year. The method to be applied to identify possible impairment is described in detail in IFRS 3. The first-time application of this method to goodwill carried in the opening balance sheet at January 1, 2004 did not lead to the recognition of any impairment losses. In light of the retrospective application of IFRS 3 to acquisitions since January 2001, goodwill on these acquisitions has been maintained at its original value and has not been amortized.

The impact of applying IFRS 3 on the opening balance sheet at January 1, 2004 is as follows:

- €419 million reduction in the original amount of Sommer Allibert goodwill, offset by recognition of an intangible asset corresponding to the contractual customer relationship, for a net amount of €119 milllion and by a €300 million reduction in equity,
- cancellation of amortization charged on this goodwill, in the amount of €173 million,
- cancellation of amortization of goodwill on other acquisitions, for €25 million,
- €4 million adjustment to provisions.

The impact of these adjustments on opening equity at January 1, 2004 is a decrease of €98 million.

The impact on 2004 operating margin is a decrease of €119 million, corresponding to the final amortization charge on the intangible asset corresponding to the contractual customer relationship. The change of method will have no impact on operating margin in future years.

The discontinuation of goodwill amortization has the effect of increasing 2004 profit by €128 million. Profit for future years will also be favorably affected.

## 2.7. SECURITIZATIONS

Banque PSA Finance has carried out several automobile loan securitizations through a multi-compartment securitization vehicle *(fonds commun de créances* or *FCC)*, which has issued shares placed with institutional investors. In the French Gaap accounts, the securitized loans are treated as having been sold outright and have been removed from the balance sheet. The impact of these sales on profit is not material, however, because the margin on the sold loans continues to be recognized by Banque PSA Finance over the life of the loans.

In the IFRS accounts, according to interpretation SIC 12, these loans are not considered as having been sold because Banque PSA Finance retains the right to obtain the majority of benefits from the loans and remains exposed to the related risks. The loans have therefore been added back to the opening IFRS balance sheet and the shares issued by the securitization vehicle have been added to Banque PSA Finance's debt.

The effect of this change of method is a €2,259 million increase in Banque PSA Finance's assets and liabilities at January 1, 2004. The increase in the balance sheet at December 31, 2004 is €2,597 million.

The impact on sales, resulting from the cancellation of the dividends received from the securitization vehicle and the recognition of interest income on the loans, is €133 million for 2004. The change of method has no impact on profit or on opening net assets.

## 2.8. PROPERTY, PLANT AND EQUIPMENT

In the French Gaap accounts, the carrying value of plant and equipment includes commissioning costs – corresponding mainly to the salaries of the Group's engineering teams – and borrowing costs for the period up to the commissioning date. Any investment grants are recognized as a liability and written back to the income statement to match depreciation of the financed asset.

Under IAS 16 – Property, Plant and Equipment, borrowing costs and internal commissioning costs that do not meet the definition of directly attributable costs are no longer included in the carrying value of plant and equipment and investment grants are deducted directly from the assets' carrying value. In addition, certain leases accounted for as operating leases in the French Gaap accounts fulfill the criteria for classification as finance leases under IAS 17 - Leases.

The resulting changes of method have been applied retrospectively.

In the opening IFRS balance sheet at January 1, 2004, the value of assets has been reduced by €275 million, an additional €98 million has been recognized in debt, other liabilities have been reduced by €81 million and equity by €292 million.

The effects of the changes of method on the 2004 IFRS income statement are a €33 million increase in operating margin and a €43 million increase in finance costs. Cash flows from investing activities have been reduced by €69 million. These adjustments will also apply in future years, with a similar impact. Debt at December 31, 2004 has been increased by €100 million.

## 2.9. FINANCIAL ASSETS AND LIABILITIES, BANQUE PSA FINANCE'S FINANCE RECEIVABLES, FOREIGN CURRENCY TRANSACTIONS AND INTEREST RATE HEDGES

All of these items are affected by IAS 21 – The Effects of Changes in Foreign Exchange Rates and IAS 39 – Financial Instruments: Recognition and Measurement. IAS 39 is applied in its entirety, as the provisions not endorsed by the European Commission in their current form do not apply to the Group.

These standards are technically complex. A technical analysis and a detailed discussion of their impacts are provided in the specific IFRS report, which includes technical fact-sheets.

However, due to the structure of the Group's financial transactions, particularly those involving derivative instruments and currency instruments, the only material impacts are as follows:

Certain balance sheet items are revalued, leading to a symmetrical increase in both assets and liabilities without any material impact on profit or on the Group's net financial position. This is the case, for example, of Banque PSA Finance's finance receivables, whose carrying value now includes commissions paid to referral agents, as well as guarantee deposits, set-up costs and any contributions received from the manufacturers that were previously recognized as liabilities. The impact on the carrying value of finance receivables in the opening IFRS balance sheet at January 1, 2004 is €65 million. Assets and liabilities hedged by interest rate or currency swaps are now recognized on a symmetrical basis at their fair value at the balance sheet date. This mainly concerns Banque PSA Finance's finance receivables and the related refinancing, as well as the cash and cash equivalents and borrowings of the manufacturing and sales companies.

Some of these revaluations impact equity, mainly foreign currency put options acquired as hedges of future currency risks (see Management of Financial Risks, paragraph 1, above) and interest rate swaptions acquired as hedges of future interest rate risks (see Management of Financial Risks, paragraph 2, above).

The revaluation of certain financial assets affects the net financial position of the manufacturing and sales companies as well as consolidated equity. This mainly concerns short-term investments and investment securities, as defined in the French Gaap accounts.

The impact of IAS 39 on the net financial position of the manufacturing and sales companies at December 31, 2004 is an increase of €148 million.

## 2.10. INCOME TAXES

Deferred taxes on all of the above IFRS adjustments have been calculated for all taxable temporary differences. The resulting impact has been recognized either in profit or in equity, depending on the accounting treatment of the basis adjustment.

Tax assets and liabilities are no longer analyzed between short-term and long-term but between current and deferred taxes. This change impacts cash flow and changes in working capital, but has no effect on net cash from operating activities.

## 2.11. DEFINITION OF CAPITAL EMPLOYED AND RETURN ON CAPITAL EMPLOYED

Adoption of IAS/IFRS has led to a change in the definition of capital employed to reflect the accounting concepts embodied in these standards and their application methods.

Capital employed is now defined as representing:
- all non-financial assets, net of non-financial liabilities, of the manufacturing and sales companies, as reported in the consolidated balance sheet,
- the net assets of Banque PSA Finance.

The main differences compared with the definition used up to now concern:
- the inclusion of tax assets and liabilities,
- the exclusion of Banque PSA Finance's wholesale finance receivables from Peugeot and Citroën dealers, which represent operating assets of the finance companies. Consequently, the net assets of Banque PSA Finance reflected in the consolidated balance sheet are no longer adjusted for the portion of equity assigned to financing the Bank's finance receivables in accordance with capital adequacy rules,
- the inclusion of provisions that were excluded from capital employed because the related movements were not taken into account in the calculation of operating margin.

In line with the same commitment to consistency, the method applied to determine economic profit used to calculate return on capital employed has also been modified. Economic profit now consists of profit before tax and before income and expenses generated by the items constituting the Group's net financial position. A tax rate corresponding to the Group's effective rate is then applied, to calculate after-tax economic profit used to determine return on capital employed.

# 3 – Summary of the impacts of applying IAS/IFRS on the Group's main financial indicators (in millions of euros)

### 3.1. IMPACT ON 2004 SALES

| | |
|---|---|
| French Gaap sales | 56,797 |
| - Sales with a buyback commitment | (551) |
| - Banque PSA Finance securitizations | 133 |
| - Other adjustments: Banque PSA Finance | (274) |
| **IAS/IFRS sales** | **56,105** |

### 3.2. IMPACT ON 2004 OPERATING MARGIN

| | |
|---|---|
| French Gaap operating margin | 2,182 |
| - Automobile Division R&D | 249 |
| - Faurecia R&D | 5 |
| - Sommer Allibert contractual customer relationship | (119) |
| - Sales with a buyback commitment | 54 |
| - Pension obligations | 118 |
| - Property, plant and equipment | 33 |
| - Other impacts | 12 |
| **IAS/IFRS operating margin** | **2,534** |

Operating margin represents 4.5% of consolidated sales.

### 3.3. IMPACT ON 2004 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

| | |
|---|---|
| French Gaap profit attributable to equity holders of the parent | 1,357 |
| - Adjustments to operating margin | 352 |
| - Finance cost | |
| • Pension obligations | (36) |
| • Property, plant and equipment | (43) |
| - Effect of applying IAS 39 and IAS 21 | 33 |
| - Goodwill | 128 |
| - Other impacts excluding tax | (3) |
| - Income tax | (114) |
| - Share in net earnings of companies at equity | 21 |
| - Adjustment to minority interest | (14) |
| **IAS/IFRS profit attributable to equity holders of the parent** | **1,681** |

Profit attributable to equity holders in the parent represents 3.0% of consolidated sales. Basic earnings per share stands at €7.26 and diluted earnings per share at €7.25.

### 3.4. IMPACT ON 2004 WORKING CAPITAL PROVIDED BY OPERATIONS – MANUFACTURING AND SALES COMPANIES

| | |
|---|---|
| French Gaap working capital provided by operations | 3,465 |
| - Adjustments to profit (before minority interest) | 336 |
| - Depreciation and amortization | |
| • Automobile Division R&D | 427 |
| • Faurecia R&D | 145 |
| • Sommer Allibert contractual customer relationship | 119 |
| • Goodwill | (123) |
| • Property, plant and equipment | (30) |
| • Pension obligations | (82) |
| - Change in deferred taxes | 109 |
| - Reclassification of short-term provisions | (72) |
| - Other impacts | (57) |
| **IAS/IFRS working capital provided by operations** | **4,237** |

Working capital provided by operations represents 7.7% of sales of manufacturing and sales companies.

### 3.5. IMPACT ON 2004 CASH FLOWS FROM INVESTING ACTIVITIES – MANUFACTURING AND SALES COMPANIES

| | |
|---|---|
| French Gaap net cash used in investing activities | 3,115 |
| - Automobile Division R&D | 676 |
| - Faurecia R&D | 150 |
| - Property, plant and equipment | (69) |
| - Sales with a buyback commitment | 54 |
| - Other impacts | (42) |
| **IAS/IFRS net cash used in investing activities** | **3,884** |

### 3.6. IMPACT ON EQUITY AT JANUARY 1ST, 2004

| | |
|---|---|
| French Gaap equity (including minority interest) | 12,551 |
| - Automobile Division R&D | 2,321 |
| - Faurecia R&D | 4 |
| - Sales with a buyback commitment | (397) |
| - Pension obligations | (1,242) |
| - Treasury stock | (150) |
| - Property, plant and equipment | (292) |
| - Effect of applying IAS 21 and 39 | 350 |
| - Goodwill | (98) |
| - Other impacts excluding tax | 41 |
| - Income tax | (340) |
| - Translation adjustment | (149) |
| **IAS/IFRS equity (including minority interest)** | **12,599** |

Net assets per share amount to €50.2.

### 3.7. IMPACT ON THE MANUFACTURING AND SALES COMPANIES' NET FINANCIAL POSITION AT DECEMBER 31, 2004

| | |
|---|---|
| French Gaap net financial position | 1,428 |
| - Remeasurement at fair value of financial assets and liabilities | 148 |
| - Treasury stock | (185) |
| - Other impacts | (44) |
| **IAS/IFRS net financial position** | **1,347** |

### 3.8. IMPACT ON CAPITAL EMPLOYED AT DECEMBER 31, 2004

| | |
|---|---|
| French Gaap capital employed | 16,660 |
| - Changes in definitions | (4,687) |
| - Automobile Division R&D | 2,570 |
| - Faurecia R&D | 9 |
| - Sales with a buyback commitment | (343) |
| - Pension obligations | (1,161) |
| - Property, plant and equipment | (206) |
| - Deferred taxes | (574) |
| - Other impacts | (60) |
| **IAS/IFRS capital employed** | **12,208** |

After-tax return on capital employed for 2004 stands at 13.3% under IAS/IFRS.

PSA Peugeot Citroën Group

# Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

## Prepared in accordance with French GAAP

In millions of euros

# Consolidated statements of income

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| MANUFACTURING AND SALES COMPANIES | | | |
| **Net sales** | **55,297** | **52,683** | **52,906** |
| **Operating expenses** | | | |
| Cost of goods and services sold | (43,729) | (41,176) | (40,378) |
| Selling, general and administrative expenses | (7,780) | (7,613) | (8,053) |
| Research and development costs | (2,118) | (2,098) | (1,865) |
| | **(53,627)** | **(50,887)** | **(50,296)** |
| **Operating margin** | **1,670** | **1,796** | **2,610** |
| **Early-termination plan costs** | **(24)** | **(19)** | **(158)** |
| **Other income and (expenses)** | | | |
| Restructuring costs (note 8) | (69) | (42) | (124) |
| Interest income (expense), net (note 9) | (99) | (30) | (28) |
| Other income and (expense), net (note 10) | 202 | 197 | 9 |
| | **34** | **125** | **(143)** |
| **Income before tax of fully-consolidated companies** | **1,680** | **1,902** | **2,309** |
| Income taxes (note 12) | (494) | (563) | (666) |
| **Net income of fully-consolidated manufacturing and sales companies** | **1,186** | **1,339** | **1,643** |
| FINANCE COMPANIES | | | |
| **Revenues** | | | |
| From third parties | 1,500 | 1,555 | 1,530 |
| *From Group manufacturing and sales companies* | *241* | *169* | *170* |
| | **1,741** | **1,724** | **1,700** |
| **Operating expenses (note 11)** | **(1,229)** | **(1,306)** | **(1,381)** |
| **Operating margin** | **512** | **418** | **319** |
| **Other income and (expenses), net** | **(3)** | **(5)** | **(3)** |
| **Income before tax of fully-consolidated companies** | **509** | **413** | **316** |
| Income taxes (note 12) | (182) | (122) | (111) |
| **Net income of fully-consolidated finance companies** | **327** | **291** | **205** |
| **Net income of fully-consolidated companies** | **1,513** | **1,630** | **1,848** |
| Net earnings of companies at equity (note 17 C) | (8) | 46 | 22 |
| Amortization of goodwill | (128) | (158) | (163) |
| **Net income before minority interests** | **1,377** | **1,518** | **1,707)** |
| Net income attributable to minority interests | (20) | (21) | (17) |
| **Net income** | **1,357** | **1,497** | **1,690** |
| **Basic earnings per €1 par value share (note 50)** | | | |
| - average number of common shares outstanding | 240,485,711 | 243,902,478 | 254,201,332 |
| - in euros, per share | 5.64 | 6.14 | 6.65 |
| **Diluted earnings per €1 par value share (note 50)** | | | |
| - average potential number of shares | 240,485,711 | 243,902,478 | 254,201,332 |
| - in euros, per share | 5.64 | 6.14 | 6.65 |

*The notes on pages 33 to 92 are an integral part of the consolidated financial statements.*

# Consolidated balance sheets - Assets

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **MANUFACTURING AND SALES COMPANIES** | | | |
| **Goodwill (note 13)** | **1,899** | **1,964** | **2,120** |
| **Intangible assets (note 14)** | **208** | **181** | **194** |
| **Property, plant and equipment (note 15)** | **12,689** | **12,158** | **11,545** |
| **Investments** | | | |
| Receivables and investment securities (note 16) | 1,877 | 591 | 929 |
| Investments in companies at equity (note 17) | 593 | 550 | 351 |
| Shares in non-consolidated companies (note 18) | 65 | 63 | 85 |
| | **2,535** | **1,204** | **1,365** |
| **Other non-current assets** | | | |
| Long-term deferred income tax assets | 376 | 415 | 308 |
| Other non-current assets (note 19) | 312 | 239 | 257 |
| | **688** | **654** | **565** |
| **Current operating assets** | | | |
| Inventories (note 20) | 7,078 | 6,660 | 6,167 |
| Accounts and notes receivable (note 21) | 3,138 | 3,363 | 3,381 |
| Short-term income tax assets (note 24) | 582 | 702 | 980 |
| Other receivables (note 25) | 2,297 | 2,636 | 2,619 |
| *Receivables from Group finance companies* | *255* | *210* | *238* |
| | **13,350** | **13,571** | **13,385** |
| **Current financial assets** | | | |
| Loans | 238 | 301 | 397 |
| Short-term investments (note 26) | 602 | 937 | 1,089 |
| Cash and cash equivalents (note 27) | 4,951 | 4,880 | 4,532 |
| *Current account balances from Group finance companies* | *205* | *205* | *97* |
| | **5,996** | **6,323** | **6,115** |
| **Total manufacturing and sales companies** | **37,365** | **36,055** | **35,289** |
| **FINANCE COMPANIES** | | | |
| **Goodwill (note 13)** | **70** | **75** | **80** |
| **Non-current assets** | | | |
| Intangible assets (note 14) | 62 | 42 | 30 |
| Property and equipment (note 15) | 50 | 51 | 51 |
| Shares in non-consolidated companies (note 18) | 1 | 13 | - |
| Long-term deferred income tax assets | 26 | 40 | 47 |
| Investment securities (note 16) | 48 | 185 | 186 |
| Other | 37 | 45 | 16 |
| | **224** | **376** | **330** |
| **Accounts receivable** | | | |
| Finance receivables (note 22) | 18,495 | 17,185 | 15,732 |
| Other customer loans (note 23) | 140 | 112 | 295 |
| *Receivables from manufacturing and sales companies* | *174* | *139* | *208* |
| | **18,809** | **17,436** | **16,235** |
| **Other operating assets** | | | |
| Short-term income tax assets (note 24) | 71 | 84 | 63 |
| Other receivables (note 25) | 991 | 953 | 923 |
| *Receivables from manufacturing and sales companies* | *78* | *79* | *65* |
| | **1,140** | **1,116** | **1,051** |
| **Current financial assets** | | | |
| Short-term investments (note 26) | 2,334 | 2,268 | 2,261 |
| Cash and cash equivalents (note 27) | 524 | 738 | 762 |
| | **2,858** | **3,006** | **3,023** |
| **Total finance companies** | **23,101** | **22,009** | **20,719** |
| **Total assets** | **60,466** | **58,064** | **56,008** |

*The notes on pages 33 to 92 are an integral part of the consolidated financial statements.*

# Consolidated balance sheets - Liabilities and stockholders' Equity

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Stockholders' equity (note 28)** | | | |
| Common stock | 243 | 243 | 259 |
| Retained earnings | 13,463 | 12,364 | 11,875 |
| Treasury stock | (264) | (16) | (568) |
| Cumulative translation adjustment | (745) | (727) | (582) |
| | **12,697** | **11,864** | **10,984** |
| **MANUFACTURING AND SALES COMPANIES** | | | |
| **Minority interests (note 29)** | **614** | **617** | **640** |
| ***Non-current liabilities*** | | | |
| Long-term deferred income tax liabilities | 1,457 | 1,329 | 1,104 |
| Provisions for contingencies and liabilities (note 30) | 1,513 | 1,623 | 1,727 |
| Other long-term liabilities (note 31) | 131 | 96 | 95 |
| | **3,101** | **3,048** | **2,926** |
| **Long-term debt (note 32)** | **3,370** | **3,609** | **3,499** |
| **Current liabilities** | | | |
| Accounts and notes payable | 10,735 | 10,021 | 9,912 |
| Short-term income tax liabilities (note 35) | 292 | 368 | 646 |
| Other payables (note 36) | 5,464 | 5,401 | 5,228 |
| *Due to Group finance companies* | *94* | *96* | *84* |
| | **16,585** | **15,886** | **15,870** |
| **Short-term debt** | | | |
| Current portion of long-term debt (note 32) | 118 | 270 | 311 |
| Short-term financing and bank overdrafts (note 33) | 2,799 | 2,350 | 2,451 |
| *Bank overdrafts from Group finance companies* | *158* | *122* | *189* |
| | **3,075** | **2,742** | **2,951** |
| **Total manufacturing and sales companies** | **26,745** | **25,902** | **25,886** |
| **FINANCE COMPANIES** | | | |
| **Minority interests (note 29)** | **45** | **70** | **91** |
| **Non-current liabilities** | | | |
| Long-term deferred income tax liabilities | 237 | 170 | 150 |
| Provisions for contingencies and liabilities (note 30) | 62 | 53 | 53 |
| Subordinated and other debt | 7 | 64 | 108 |
| | **306** | **287** | **311** |
| **Financing liabilities** | | | |
| Bank borrowings | 7,058 | 5,887 | 6,643 |
| Other borrowings | 11,689 | 12,009 | 10,426 |
| Bank overdrafts | 92 | 169 | 145 |
| | **18,839** | **18,065** | **17,214** |
| **Customer deposits** | | | |
| Customer deposits | 224 | 191 | 200 |
| *Deposits from Group manufacturing and sales companies* | *144* | *132* | *97* |
| | **368** | **323** | **297** |
| **Other operating liabilities** | | | |
| Short-term income tax liabilities (note 35) | 71 | 75 | 64 |
| Other payables (note 36) | 1,079 | 1,195 | 923 |
| *Due to Group manufacturing and sales companies* | *316* | *283* | *238* |
| | **1 466** | **1 553** | **1 225** |
| **Total finance companies** | **21,024** | **20,298** | **19,138** |
| **Total liabilities and stockholders' equity** | **60,466** | **58,064** | **56,008** |

*The notes on pages 33 to 92 are an integral part of the consolidated financial statements.*

# Consolidated statements of cash flow

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **MANUFACTURING AND SALES COMPANIES** | | | |
| Net income of fully-consolidated companies | 1,186 | 1,339 | 1,643 |
| Adjustments to reconcile net income to net cash provided by operations | | | |
| - Depreciation and amortization | 2,389 | 2,214 | 2,165 |
| - Net increase (decrease) in provisions | (164) | (29) | 352 |
| - Change in long-term deferred income taxes | 172 | 115 | (80) |
| - (Gains) losses on disposals of assets and other | (124) | (113) | (38) |
| Dividends received from companies at equity | 6 | 21 | 17 |
| **Working capital provided by operations** | **3,465** | **3,547** | **4,059** |
| Change in operating assets and liabilities (note 37) | 898 | (224) | 330 |
| **Net cash provided by operations – Manufacturing and sales companies** | **4,363** | **3,323** | **4,389** |
| Proceeds from disposals of investments in non-consolidated companies | 2 | 6 | 5 |
| Proceeds from disposals of shares in consolidated companies | 28 | - | - |
| Proceeds from disposals of property, plant and equipment | 37 | 142 | 172 |
| Capital expenditure | (2,920) | (3,007) | (2,790) |
| Acquisitions of shares in consolidated companies | (166) | (225) | (56) |
| Investments in non-consolidated companies | (11) | (19) | (25) |
| Effect of changes in scope of consolidation and other (note 38) | (85) | (20) | (268) |
| **Net cash used by investing activities – Manufacturing and sales companies** | **(3,115)** | **(3,123)** | **(2,962)** |
| **FINANCE COMPANIES** | | | |
| Net income of fully-consolidated companies | 327 | 291 | 205 |
| Adjustments to reconcile net income to net cash provided by operations | 87 | 52 | 34 |
| **Working capital provided by operations** | **414** | **343** | **239** |
| Change in operating assets and liabilities (note 37) | (700) | (92) | (282) |
| **Net cash provided (used) by operations – Finance companies** | **(286)** | **251** | **(43)** |
| **Net cash provided (used) by investing activities – Finance companies** | **(24)** | **(52)** | **80** |
| **GROUP** | | | |
| Dividends paid: | | | |
| - to Peugeot S.A. stockholders | (321) | (325) | (294) |
| - to minority stockholders of consolidated companies | (39) | (41) | (43) |
| Purchases of treasury stock | (248) | (147) | (517) |
| Change in other financial assets and liabilities (note 39) | (518) | 428 | (1,666) |
| Other | 34 | 14 | 46 |
| **Net cash used by financing activities** | **(1,092)** | **(71)** | **(2,474)** |
| Effect of exchange rate changes | 11 | (4) | (27) |
| **Increase (decrease) in cash and cash equivalents** | **(143)** | **324** | **(1,037)** |
| Cash and cash equivalents at beginning of period | 5,618 | 5,294 | 6,331 |
| **Cash and cash equivalents at period-end** | **5,475** | **5,618** | **5,294** |

*The notes on pages 33 to 92 are an integral part of the consolidated financial statements.*

# Consolidated statements of stockholders' equity

| *(in millions of euros)* | Stockholders' equity | Common stock | Retained earnings | Treasury stock | Cumulative translation adjustment |
|---|---|---|---|---|---|
| **Balance as of December 31, 2001** | **10,282** | **259** | **10,479** | **(51)** | **(405)** |
| 2002 net income | 1,690 | - | 1,690 | - | - |
| Dividend (€1.15 per €1 par value share) | (294) | - | (294) | - | - |
| Purchases of treasury stock | (517) | - | - | (517) | - |
| Translation adjustment | (177) | - | - | - | (177) |
| **Balance as of December 31, 2002** | **10,984** | **259** | **11,875** | **(568)** | **(582)** |
| 2003 net income | 1,497 | - | 1,497 | - | - |
| Dividend (€1.35 per €1 par value share) | (325) | - | (325) | - | - |
| Purchases of treasury stock | (147) | - | - | (147) | - |
| Cancellations of treasury stock | - | (16) | (683) | 699 | - |
| Translation adjustment | (145) | - | - | - | (145) |
| **Balance as of December 31, 2003** | **11,864** | **243** | **12,364** | **(16)** | **(727)** |
| Change of accounting method at January 1, 2004 (note 1 P) | 51 | - | 63 | - | (12) |
| **Balance as of January 1, 2004** | **11,915** | **243** | **12,427** | **(16)** | **(739)** |
| 2004 net income | 1,357 | - | 1,357 | - | - |
| Dividend (€1.35 per €1 par value share) | (321) | - | (321) | - | - |
| Purchases of treasury stock | (248) | - | - | (248) | - |
| Translation adjustment | (6) | - | - | - | (6) |
| **Balance as of December 31, 2004** | **12,697** | **243** | **13,463** | **(264)** | **(745)** |

*The notes on pages 33 to 92 are an integral part of the consolidated financial statements.*

# Notes to the consolidated financial statements
## for the years ended December 31, 2004, 2003 and 2002

### General information



### Statements of income



### Balance sheet - Assets



### Balance sheet - Liabilities and stockholders' equity



### Statements of cash flows



### Other information

# Note 1 – Accounting policies

The consolidated financial statements are presented in accordance with French generally accepted accounting principles.

On January 1, 2004, the Group changed the accounting method used to determine provisions for and losses relating to customer loans for the Group's finance companies. This change in method is described in note 1 P.

The consolidated financial statements and notes for the year ended December 31, 2004 were approved by the Managing Board of Peugeot S.A. on February 10, 2005.

The impact on the Group's financial statements of the transition to International Financial Reporting Standards is set out in a separate document which specifically refers to the consolidated financial statements prepared in accordance with IFRS for the 2004 fiscal year only.

## A. CONSOLIDATION

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are fully consolidated.

Companies in which Peugeot S.A. holds directly or indirectly an interest of 20% to 50% and exercises significant influence over operating and financial policies are included in the consolidated financial statements on an equity basis.

Certain companies meeting the above principles have not been consolidated, as they do not meet any of the following criteria and are therefore not considered material in relation to the Group as a whole:
- Net sales or revenues: €50 million.
- Total assets: €20 million.
- Net debt: €5 million.

Investments in these companies are recorded under "Shares in non-consolidated companies" (note 18).

All significant intercompany transactions are eliminated.

Newly-acquired subsidiaries are consolidated as from the date of acquisition.

## B. TRANSLATION OF FOREIGN CURRENCIES

### 1. Transactions denominated in foreign currencies

Foreign currency amounts are translated as follows:
- transactions in foreign currencies are usually translated at the hedging rate;
- at the balance sheet date, monetary assets and liabilities denominated in foreign currency which are not hedged are translated at the year-end exchange rate;
- gains and losses resulting from the translation of foreign currency transactions are included in earnings, apart from those relating to certain transactions which represent ongoing financial investment between a subsidiary and its parent company and which are recognized in stockholders' equity.

### 2. Financial statements of foreign subsidiaries

- balance sheets of foreign subsidiaries are translated at the year-end exchange rate;
- income statements of foreign subsidiaries are translated on a monthly basis at the average rates of each month;
- gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded in stockholders' equity under "Cumulative translation adjustment".

## C. USE OF ESTIMATES

The preparation of financial statements and related disclosures in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein.

## D. SALES AND REVENUES

### 1. Manufacturing and sales companies

Sales of the manufacturing and sales companies include revenues from the sale of vehicles and other goods and services.

#### *Vehicle sales*

New vehicle sales are recognized on the date of transfer of the risks and rewards of ownership. This corresponds generally to the date when the vehicles are made available to non-group dealers or the delivery date, in the case of direct sales. The amount recognized is stated net of the cost of certain sales incentive programs.

New vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The difference between the sale price and the buyback price is recognized over the leasing period representing a maximum of the total profit from the transaction.

Any additional gain made on the final sale of the vehicle is recognized in the period when the vehicle is sold on the used car market.

If the total difference is a loss, a provision is booked when the buyback contract is signed.

### 2. Finance companies

Finance company revenues correspond to interest income, mainly from sales financing, and financing-related service revenues.

#### *Sales financing revenue*

The activity of finance companies is to provide wholesale financing to Group dealer networks and to finance sales of vehicles to customers. Financing may take the form of conventional loans, finance leases, buyback contracts or long-term leasing and is treated in the same way as loans. Outstanding principal is recorded in the balance sheet, together with interest due up to the loan repayment date (note 22 B).

Income from the financing of sales is recognized on an actuarial basis at a constant rate of interest over the life of the loan.

Revenues from retained interests in asset-backed securities issued by funds set up in connection with the securitization of automobile loans are included in sales financing revenue.

Commissions and other fees paid to referral agents are included in cost of sales over the loan period.

Other business acquisition and loan administration costs are expensed when incurred.

## E. SALES INCENTIVE PROGRAMS

The cost of sales incentive programs is charged against earnings for the period in which the corresponding sales are recognized. It is accrued on the basis of historical costs for the previous three months, determined country by country.

In cases where the cost of the program varies based on sales volume, it is deducted from sales.

Incentive programs established by the Group include the granting of retail financing at rates significantly below market rates. The corresponding cost is recognized at the time of the sale.

## F. PRODUCT WARRANTY COSTS

A provision is recorded to cover the estimated cost of vehicle and parts warranties at the time of sale to dealer networks or to the end customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is to be provided.

## G. RESEARCH AND DEVELOPMENT COSTS

All research and development costs, including research into production methods, are expensed as incurred.

Automotive Equipment development costs which are to be billed to customers do not meet the criteria for classification as research and development costs, and are included in inventory.

## H. OPERATING MARGIN

Operating margin, which represents the main performance indicator used by the Group, corresponds to net income of fully-consolidated companies before:
- early-termination plan costs,
- restructuring costs,
- net interest income and expense of manufacturing and sales companies,
- gains and losses on disposals of fixed assets other than automobiles,
- revenues from investments in non-consolidated companies,
- exchange gains and losses of manufacturing and sales companies,
- net gains and losses and movements in provisions related to non-recurring items,
- income taxes.

## I. GOODWILL

Goodwill, representing the excess of the purchase price (including transaction expenses) of shares in consolidated companies over the fair value of the net assets acquired at the date of acquisition, is amortized on a straight-line basis over a period not exceeding twenty years.

The Group also carries out impairment tests for the reporting units, which in some cases may lead to exceptional amortization of goodwill.

## J. INTANGIBLE ASSETS

Internal and external costs for the development and upgrading of software intended for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of the software. As from January 1, 2004, the useful life of software may range from four to twelve years.

Other software acquisition and development costs are expensed as incurred.

Other intangible assets, consisting principally of patents and trademarks, are amortized on a straight-line basis over the estimated period of benefit, not to exceed twenty years.

## K. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, including capitalized interest expense. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Maintenance and repair costs are expensed as incurred, except for those which enhance the productivity or prolong the useful life of an asset.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets as follows:

| | Useful lives, in number of years |
|---|---|
| Buildings | 20 to 30 |
| Plant and equipment | 4 to 16 |
| Computer equipment | 3 to 4 |
| Vehicles and handling equipment | 4 to 7 |
| Fixtures and fittings | 10 to 20 |

Assets acquired under capital leases are recorded under assets at their fair value at the inception of the lease and depreciated by the method and at the rates indicated above. A corresponding obligation is recorded as a liability (note 32 D).

Special tools are depreciated over the estimated lives of the corresponding models, which are generally shorter than the useful lives of the tools concerned, due to the frequency of model changes.

## L. LONG-LIVED ASSETS

An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

In the case of goodwill, the impairment test is based on the difference between the carrying amount and the sum of discounted future cash flows (note 13 A 2).

For other assets, it is based on the sum of undiscounted expected future cash flows, taking into account the assets' planned future use.

The impairment loss is determined on the basis of the fair value of the asset, measured by reference to discounted future cash flows or market value.

## M. SECURITIES

### 1. Investment securities

Investment securities held by Group companies consist solely of debt securities acquired in principle with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized over the life of the securities. Investment securities are recorded under "Receivables and investment securities" in the balance sheet.

### 2. Shares in non-consolidated companies

Shares in non-consolidated companies are stated at cost and are written down in the case of a permanent impairment in value. Provisions for permanent impairment in value are determined based on the most appropriate financial criteria, including the Group's equity in the underlying net assets, the earnings outlook of the company and, in the case of listed companies, the share price.

### 3. Short-term investments

Securities that the Group intends to hold on a long-term basis are recorded under "Receivables and investment securities" and securities that are intended to be sold in the short-term are classified as "Short-term investments".

Short-term investments are recorded at cost, net of transaction expenses and accrued interest. They are written down at year-end in the case of a permanent impairment in value.

## N. DEFERRED TAXES

### 1. On recognized transactions and contingencies

Deferred taxes are recognized by the liability method for temporary differences between the book value and tax basis of assets and liabilities and also in respect of tax loss carryforwards. A valuation allowance is booked for net deferred tax assets where the related tax benefit is not likely to be realized (note 12 D).

### 2. On future dividend distributions

A deferred tax liability is recorded for the estimated tax payable on intercompany dividends planned to be distributed by consolidated companies (note 12 A).

No provision is booked for taxes payable on inter-company dividends, where the distribution of consolidated companies' retained earnings is not planned, as these amounts are considered as having been permanently reinvested.

## O. INVENTORIES

Finished goods and work-in-progress are stated at the lower of cost or market. Market is defined as current replacement cost, by purchase or reproduction, provided that said cost does not exceed net realizable value. Cost is determined by the First-In First-Out (FIFO) method and includes direct and indirect production costs based on normal activity levels.

## P. PROVISIONS FOR LOAN LOSSES

### 1. Manufacturing and sales companies

Credit losses are analyzed by the manufacturing and sales companies at each period end and provisions are booked, where appropriate, to cover the estimated risk of non-recovery.

### 2. Finance companies

In 2004, the Group changed the accounting methods used to determine provisions and losses relating to customer loans for the finance companies.
General risks:
Pending the final interpretation of CRC rule 2002-03 relating to counterparty risk, in its 2003 financial statements, for reasons of prudence, the Group maintained the general provision for risks relating to sound loans with no past due installments. However, in view of the strict interpretation subsequently adopted by the industry, the Group has now decided that it will no longer record this general provision.
Identified risks:
Statistical credit loss data have been collected to permit the measurement of the estimated final loss by type of receivable as required under Basel II (capital adequacy rules). The use of estimated final loss data to measure credit risks enhances the quality of financial information. The impact of this change of method was recognized in equity in the opening balance sheet at January 1, 2004 (see paragraph 2.3 below for further details).

#### *2.1. The former method (effective until December 31, 2003)*

*2.1.1.* All loans considered irrecoverable, and for retail financing, all loans over one hundred and fifty days past due, were written off in full.

*2.1.2.* Provisions were recorded as follows:

Wholesale financing

- Specific provisions for identified risks related to non-performing loans were recorded on a case-by-case basis;
- A general provision was recorded to cover risks on sound loans in an amount equal to 0.5% of the 12-month moving average of all outstanding sound loan balances.

Retail financing

- Statistical provisions for identified risks were recorded, based on historical loss data;
- A general provision was recorded to cover risks on total month-end sound loans, in an amount representing the highest percentage of losses recorded over the previous three years, with a minimum rate of 0.5%.

### *2.2. The new method*

*2.2.1.* Loans are now only written off in full when they are deemed to be irrecoverable. Any provisions previously recorded for such loans are recovered when the latter are written off and any amounts subsequently collected are taken to the income statement.

Non-performing loans for which at least one installment is over one hundred and fifty days past due are now retained in the balance sheet and are classified as doubtful loans, in accordance with CRC rule 2002-03 concerning identified credit risk. Once this classification has been made, the full amount of the loan is repayable immediately and recognition of the related interest payments is suspended.

*2.2.2.* Provisions are recorded only where a specific event occurs which indicates that there is a risk of non-recovery of a loan. Therefore provisions are no longer recorded for sound loans where no installment is past due.

Wholesale financing:
Provisions for identified risks related to non-performing and doubtful loans continue to be recorded on a case-by-case basis.

Retail financing:
In the case of sound loans, failure by a retail financing customer to pay a single installment constitutes an indication of a risk of non-recovery of the related loan. As soon as one such installment is past due, a provision for loan losses is recorded for the full amount of the outstanding loan based on the probability of the loan being classified as non-performing and the discounted average loss rate.

For non-performing loans (i.e. where at least one installment is over ninety days past due) and doubtful loans (i.e. where at least one installment is over one hundred and fifty days past due), Banque PSA Finance has set up a database of historical data which includes data on the effective recovery rate for these loans. This database is used to calculate the discounted average loss rate which serves as a basis for determining the amount of provisions to be set aside in relation to losses on non-performing and doubtful loans.

### *2.3. Impact of the change of method at January 1, 2004*

The net impact of this change of method was recognized directly in equity at January 1, 2004, and it therefore had no material impact on 2004 consolidated net income. The amount recognized includes both the impact of the changes described above, and the corresponding deferred tax effect.

### *2.4. Pro forma information*

Where necessary, pro forma figures have been provided for 2003, calculated based on this new method.

## Q. CASH AND CASH EQUIVALENTS

This item consists solely of current account balances, units in money market funds and money-market securities which can be sold at short notice and which do not carry a significant risk of impairment loss in the event of changes in interest rates.

## R. PENSIONS AND OTHER EMPLOYEE BENEFITS

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, Group companies are liable for the payment of supplementary pensions and retirement benefits.

The related accounting policy and calculations are provided in note 44.

Other employee benefit obligations funded by provisions concern:
- long-service awards payable by French subsidiaries (note 44 B),
- healthcare costs paid by certain subsidiaries in the United States (note 44 C).

## S. OWN SHARES

### 1. Shares held for allocation on exercise of employee stock options

Peugeot S.A. shares and the shares of subsidiaries that are being held for allocation on exercise of employee stock options are carried at cost under "Short-term investments". A provision is booked where required to cover the difference between the cost of these shares and the lower of the exercise price of the related options and the market value at year-end.

### 2. Peugeot S.A. treasury stock

Own shares acquired by the Group for any purpose other than for allocation on exercise of stock options are recorded as a reduction in stockholders' equity, at cost, under "Treasury stock".

The proceeds from sales of treasury stock are credited directly to stockholders' equity and any disposal gains or losses therefore have no impact on the statement of income.

# Note 2 – Scope of consolidation

## A. NUMBER OF CONSOLIDATED COMPANIES

### 1. As of December 31

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Fully consolidated** | | | |
| Manufacturing and sales companies | 311 | 306 | 288 |
| Finance companies | 30 | 26 | 27 |
| | **341** | **332** | **315** |
| **Equity method** | | | |
| Manufacturing and sales companies | 31 | 31 | 29 |
| | **31** | **31** | **29** |
| Consolidated companies at December 31 | 372 | 363 | 344 |

### 2. Changes during the year

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| ***Consolidated companies at January 1*** | **363** | **344** | **317** |
| Newly-consolidated companies | | | |
| - Automobile manufacturers | - | 1 | 2 |
| - Automobile importers | 1 | 1 | 4 |
| - Automobile dealers | 4 | 10 | 4 |
| - Automotive equipment companies | 9 | 13 | 12 |
| - Transportation and logistics companies | 2 | 1 | - |
| - Other manufacturing and sales companies | 2 | 4 | 14 |
| - Finance companies | 4 | - | 1 |
| Deconsolidated companies | (7) | (1) | (4) |
| Merged companies and other | (6) | (10) | (6) |
| Consolidated companies at December 31 | 372 | 363 | 344 |

## B. MAIN CHANGES IN THE SCOPE OF CONSOLIDATION IN 2004

### Dongfeng Peugeot Citroën Automobile - DPCA

Further to the agreements signed on October 25, 2002 between PSA Peugeot Citroën and DongFeng Motor, at the end of 2004, the two main stockholders of Dongfeng Peugeot Citroën Automobile - DPCA raised their respective stakes in the company to 50% by purchasing the minority interests held by French banks and Chinese financial institutions.

The percentage used to account for DPCA by the equity method has been adjusted accordingly (see note 17 C).

## C. IMPACT OF CHANGES IN SCOPE OF CONSOLIDATION ON CONSOLIDATED DATA

The impact of the acquisition of minority interests in Dongfeng Peugeot Citroën Automobile - DPCA is described in note 17.

The impact of other changes in the scope of consolidation on the 2004 consolidated income statement was not material.

# Note 3 – Segment information

## A. INDUSTRY SEGMENTS

### 1. Manufacturing and sales companies

The PSA Peugeot Citroën Group's manufacturing and sales operations are organized around three main industry segments:

- Automotive Activities covering the design, manufacture and sale of cars and commercial vehicles under the Peugeot and Citroën marques.
- Automotive Equipment, corresponding to the Faurecia group, which specializes in the vehicle interior, automobile seating, front-end and exhaust systems sectors.
- Transportation and Logistics, corresponding to the Gefco group, which specializes in logistics and vehicle and goods transportation.

Manufacturing and sales also includes the activities of the holding company, Peugeot S.A., and its directly related activities, which include motorcycle manufacturing and plant and equipment design.

The main manufacturing and sales performance indicators, by business segment, are as follows:

| 2004<br>*(in millions of euros)* | Automobile | Automotive Equipment | Transportation and Logistics | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Net sales | | | | | | |
| - to third parties | 45,551 | 8,157 | 1,064 | 525 | - | 55,297 |
| - intercompany, intersegment | 240 | 2,563 | 1,830 | 374 | (5,007) | - |
| **Total** | **45,791** | **10,720** | **2,894** | **899** | **(5,007)** | **55,297** |
| Operating margin | 1,126 | 366 | 156 | 29 | (7) | 1,670 |
| Interest income (expense), net | (53) | (74) | (9) | 37 | - | (99) |
| Income before tax of fully-consolidated companies | 1,073 | 230 | 144 | 240 | (7) | 1,680 |
| Pre-tax earnings of companies at equity | (31) | 15 | - | - | - | (16) |
| Intangible assets | 146 | 23 | 39 | - | - | 208 |
| Property, plant and equipment | 10,776 | 1,489 | 308 | 116 | - | 12,689 |
| Capital expenditure | 2,470 | 372 | 64 | 14 | - | 2,920 |
| Depreciation of property, plant and equipment and special tools | 1,975 | 350 | 37 | 27 | - | 2,389 |
| Research and development | 1,832 | 273 | - | 13 | - | 2,118 |
| Working capital provided by operations | 2,681 | 527 | 146 | 116 | (5) | 3,465 |

| 2003<br>*(in millions of euros)* | Automobile | Automotive Equipment | Transportation and Logistics | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Net sales | | | | | | |
| - to third parties | 43,453 | 7,733 | 988 | 509 | - | 52,683 |
| - intercompany, intersegment | 231 | 2,390 | 1,754 | 459 | (4,834) | - |
| **Total** | **43,684** | **10,123** | **2,742** | **968** | **(4,834)** | **52,683** |
| Operating margin | 1,300 | 303 | 143 | 50 | - | 1,796 |
| Interest income (expense), net | 26 | (83) | (9) | 36 | - | (30) |
| Income before tax of fully-consolidated companies | 1,337 | 187 | 132 | 246 | - | 1,902 |
| Pre-tax earnings of companies at equity | 53 | 4 | - | - | - | 57 |
| Intangible assets | 125 | 20 | 36 | - | - | 181 |
| Property, plant and equipment | 10,262 | 1,484 | 282 | 130 | - | 12,158 |
| Capital expenditure | 2,574 | 354 | 54 | 25 | - | 3,007 |
| Depreciation of property, plant and equipment and special tools | 1,843 | 316 | 35 | 20 | - | 2,214 |
| Research and development | 1,840 | 241 | - | 17 | - | 2,098 |
| Working capital provided by operations | 2,888 | 411 | 130 | 118 | - | 3,547 |

| 2002 (in millions of euros) | Automobile | Automotive Equipment | Transportation and Logistics | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Net sales | | | | | | |
| - to third parties | 43,727 | 7,662 | 979 | 538 | - | 52,906 |
| - intercompany, intersegment | 224 | 2,204 | 1,667 | 465 | (4,560) | - |
| **Total** | **43,951** | **9,866** | **2,646** | **1,003** | **(4,560)** | **52,906** |
| Operating margin | 2,199 | 256 | 134 | 26 | (5) | 2,610 |
| Interest income (expense), net | 56 | (93) | (11) | 20 | - | (28) |
| Income before tax of fully-consolidated companies | 2,002 | 92 | 114 | 106 | (5) | 2,309 |
| Pre-tax earnings of companies at equity | 8 | 8 | - | - | - | 16 |
| Intangible assets | 138 | 22 | 34 | - | - | 194 |
| Property, plant and equipment | 9,636 | 1,516 | 266 | 127 | - | 11,545 |
| Capital expenditure | 2,357 | 351 | 51 | 31 | - | 2,790 |
| Depreciation of property, plant and equipment and special tools | 1,801 | 310 | 33 | 21 | - | 2,165 |
| Research and development | 1,631 | 215 | - | 19 | - | 1,865 |
| Working capital provided by operations | 3,650 | 265 | 112 | 36 | (4) | 4,059 |

### 2. Finance companies

The finance companies, corresponding to the Banque PSA Finance group, finance sales of Peugeot and Citroën marque vehicles to customers and provide wholesale financing to the two marques' distribution networks.

This business is significantly different from that of the Group's other divisions and the corresponding data are therefore shown separately in the consolidated financial statements, in order to present more clearly the performance of the various businesses.

## B. GEOGRAPHIC AREAS

In the tables below, sales are presented by destination of products sold and other information by geographic location of the subsidiary concerned.

### 1. Manufacturing and sales companies

| (in millions of euros) | Western Europe | Rest of Europe | Latin America | Rest of the world | Total |
|---|---|---|---|---|---|
| **2004** | | | | | |
| Net sales | 45,751 | 2,550 | 1,379 | 5,617 | 55,297 |
| Intangible assets | 192 | 3 | 2 | 11 | 208 |
| Property, plant and equipment | 11,644 | 530 | 334 | 181 | 12,689 |
| Capital expenditure | 2,486 | 294 | 82 | 58 | 2,920 |
| **2003** | | | | | |
| Net sales | 44,190 | 2,416 | 1,162 | 4,915 | 52,683 |
| Intangible assets | 165 | 2 | 2 | 12 | 181 |
| Property, plant and equipment | 11,437 | 240 | 317 | 164 | 12,158 |
| Capital expenditure | 2,796 | 104 | 56 | 50 | 3,007 |
| **2002** | | | | | |
| Net sales | 45,374 | 2,174 | 1,246 | 4,112 | 52,906 |
| Intangible assets | 179 | 2 | 2 | 11 | 194 |
| Property, plant and equipment | 10,878 | 186 | 317 | 164 | 11,545 |
| Capital expenditure | 2,657 | 50 | 42 | 42 | 2,790 |

### 2. Finance companies

Finance companies operate primarily in Western Europe.

## Note 4 – Key financial data for the Group

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Net sales** | | | |
| Manufacturing and sales companies | 55,297 | 52,683 | 52,906 |
| Finance companies (excluding intercompany) | 1,500 | 1,555 | 1,530 |
| **Consolidated net sales (note 5)** | **56,797** | **54,238** | **54,436** |
| Western Europe | 47,217 | 45,712 | 46,874 |
| Rest of Europe | 2,550 | 2,416 | 2,174 |
| Latin America | 1,413 | 1,195 | 1,276 |
| Rest of the world | 5,617 | 4,915 | 4,112 |
| **Operating margin** | | | |
| Manufacturing and sales companies | 1,670 | 1,796 | 2,610 |
| Finance companies (excluding intercompany) | 512 | 418 | 319 |
| **Consolidated operating margin** | **2,182** | **2,214** | **2,929** |
| **Income before tax of fully-consolidated companies** | | | |
| Manufacturing and sales companies | 1,680 | 1,902 | 2,309 |
| Finance companies (excluding intercompany) | 509 | 413 | 316 |
| **Income before tax of fully-consolidated companies** | **2,189** | **2,315** | **2,625** |
| **Income taxes (Group)** | **(676)** | **(685)** | **(777)** |
| **Net income of fully-consolidated companies** | **1,513** | **1,630** | **1,848** |
| **Intangible assets** | **270** | **223** | **224** |
| **Property, plant and equipment** | **12,739** | **12,209** | **11,596** |
| **Total assets** | | | |
| Combined – manufacturing and sales companies and finance companies | 60,466 | 58,064 | 56,008 |
| Elimination of inter-business accounts | (712) | (633) | (608) |
| **Total assets (Group)** | **59,754** | **57,431** | **55,400** |
| **Capital expenditure** | | | |
| Manufacturing and sales companies | 2,920 | 3,007 | 2,790 |
| Finance companies | 11 | 13 | 12 |
| **Capital expenditure (Group)** | **2,931** | **3,020** | **2,802** |
| **Proceeds from disposals of property, plant and equipment** | | | |
| Manufacturing and sales companies | 37 | 142 | 172 |
| Finance companies | 6 | 7 | 5 |
| **Proceeds from disposals of property, plant and equipment (Group)** | **43** | **149** | **177** |
| **Depreciation of property, plant and equipment** | **2,396** | **2,221** | **2,174** |
| **Working capital provided by operations** | | | |
| Manufacturing and sales companies | 3,465 | 3,547 | 4,059 |
| Finance companies | 414 | 343 | 239 |
| **Working capital provided by operations (Group)** | **3,879** | **3,890** | **4,298** |

## Note 5 – Quarterly sales

Consolidated net sales break down as follows by quarter:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| 1st quarter | 13,762 | 13,841 | 13,439 |
| 2nd quarter | 15,180 | 13,922 | 13,932 |
| 3rd quarter | 12,802 | 12,360 | 12,804 |
| 4th quarter | 15,053 | 14,115 | 14,261 |
| Total | 56,797 | 54,238 | 54,436 |

## Note 6 – Payroll costs

Group payroll costs are as follows:

### A. MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Automobile | 6,066 | 5,775 | 5,569 |
| Faurecia | 1,940 | 1,863 | 1,877 |
| Gefco | 343 | 320 | 290 |
| Other | 157 | 150 | 184 |
| Total | 8,506 | 8,108 | 7,920 |

### B. FINANCE COMPANIES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Total | 120 | 109 | 115 |

## Note 7 – Depreciation expense – Manufacturing and sales companies

Depreciation expense included in operating expense breaks down as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Special tools | 633 | 666 | 681 |
| Other property, plant and equipment | 1,766 | 1,555 | 1,491 |
| Investment grants | (10) | (7) | (7) |
| Total | 2,389 | 2,214 | 2,165 |

# Note 8 – Restructuring costs – Manufacturing and sales companies

## A. ANALYSIS BY TYPE

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Workforce reductions | 67 | 39 | 114 |
| Discontinued production operations | 2 | 3 | 10 |
| **Total** | **69** | **42** | **124** |

## B. NUMBER OF EMPLOYEES AFFECTED BY WORKFORCE REDUCTIONS

| *(number of employees)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| France | 460 | 376 | 500 |
| Spain | 15 | 17 | 583 |
| United Kingdom | 710 | 10 | 87 |
| Rest of Europe | 541 | 619 | 840 |
| United States | 132 | - | 31 |
| Chile | - | 99 | - |
| Argentina | 2 | 15 | 588 |
| Rest of World (excl. Europe) | 15 | 7 | - |
| **Total** | **1,875** | **1,143** | **2,629** |

# Note 9 – Interest income (expense) net – Manufacturing and sales companies

Interest income (expense) net of manufacturing and sales companies can be analyzed as follows:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Interest expense | (512) | (533) | (519) |
| Interest income | 375 | 458 | 447 |
| Capitalized interest | 38 | 45 | 44 |
| **Total** | **(99)** | **(30)** | **(28)** |

## Note 10 – Other income and (expense) net – Manufacturing and sales companies

Other income and expense include the following amounts:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net gains on sales of short-term investments | 185 | 161 | 89 |
| Net gains on disposals of other assets | 5 | 23 | - |
| Change to supplementary pension benefit plans | - | 2 | (101) |
| Exchange gain, net | 9 | 11 | 9 |
| Net additions to provisions for contingencies and for impairment in value of long-lived assets | (2) | (8) | (8) |
| Income from shares in non-consolidated companies | - | 8 | 20 |
| Other | 5 | - | - |
| **Total** | **202** | **197** | **9** |

Changes to supplementary pension plans led to a €101 million charge to the income statement in 2002. These changes are described in note 46 A to the financial statements for the year ended December 31, 2002.

## Note 11 – Operating expenses – Finance companies

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Interest expense and bank charges | (600) | (680) | (783) |
| Commission expense | (254) | (233) | (212) |
| Other business acquisition costs | (20) | (18) | (21) |
| Other operating expenses | (290) | (299) | (303) |
| Net loan losses(*) | (65) | (76) | (62) |
| **Total** | **(1,229)** | **(1,306)** | **(1,381)** |

*(*) The 2004 figure is calculated on the basis of the new accounting method applicable for the recognition of non-performing and doubtful loans, as detailed in note 1 P 2.*

## Note 12 – Income taxes

**A.** Income taxes of fully-consolidated companies can be analyzed as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Current taxes (note 12 B)** | | | |
| - Corporate income taxes | (459) | (530) | (726) |
| - Tax on intercompany dividends | (8) | (6) | (8) |
| **Deferred taxes** | | | |
| - Deferred taxes for the period | (205) | (122) | (30) |
| - Tax on planned intercompany distributions | - | (2) | 4 |
| - Valuation allowances – Deferred tax assets (note 12 D) | (20) | (25) | (17) |
| - Effect of change in the French tax rate (note 12 C) | 16 | - | - |
| **Total** | **(676)** | **(685)** | **(777)** |
| Manufacturing and sales companies | (494) | (563) | (666) |
| Finance companies | (182) | (122) | (111) |

**B.** Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. Effective from January 1, 2000, Peugeot S.A. and its French subsidiaries that are at least 95%-owned have renewed their election to determine French income taxes on a consolidated basis according to Article 223 A of the French Tax Code.

**C.** Deferred taxes are determined as described in note 1 N.

The French statutory income tax rate is 33.33%.

Act no. 99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate income tax liability of French companies. This surtax had the effect of raising the French corporate income tax rate by 1.1 percentage points.

The December 30, 2004 Finance Act (Act no. 2004-1484) provided for the phasing out of the other surtax, applicable at a rate of 3% of the corporate income tax liability of French companies since 2002. This surtax has since been reduced to 1.5% from January 1, 2005 and will be abolished in 2006.

The December 30, 2004 Amended Finance Act (Act no. 2004-1485) provided for:

- the tax imposed on all long-term capital gains to be reduced from 19% to 15% as of 2005,
- the gradual phasing out of tax imposed on long-term capital gains realized on the sale of investment securities. This tax is to be reduced to 8% in 2006 and abolished from 2007.

Net deferred taxes at December 31, 2004 therefore decreased as a result of these new tax rates.

In addition, in accordance with the Amended Finance Act, companies will have to transfer a maximum amount of €200 million from the special long-term capital gains reserve to an ordinary reserve account in 2005. This transfer will be exempt from the surtaxes, subject to payment of an exit tax of 2.5%. A €6 million tax charge was recorded in the 2004 financial statements, relating to all of the Group entities concerned.

**D.** Deferred tax assets corresponding to tax loss carryforwards break down as follows at December 31, 2004, 2003 and 2002:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Gross | 426 | 430 | 419 |
| Less: valuation allowances | (230) | (216) | (165) |
| **Net** | **196** | **214** | **254** |

Valuation allowances are recorded against deferred tax assets that are not certain to be utilized in the foreseeable future.

**E.** Deferred taxes recognized on undiscounted bases represent a net liability. They have not been discounted because of the high level of uncertainty concerning the period in which the related temporary differences are likely to reverse.

**F.** The following table reconciles the statutory tax rate in France to the effective rate of tax paid by the Group:

| *(in %)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **French statutory income tax rate** | **(35.4)** | **(35.4)** | **(35.4)** |
| - Change in French tax rates | 0.7 | - | - |
| - Permanent differences | (0.3) | (0.1) | (0.9) |
| - Income taxable at reduced rates (France) | 2.3 | 1.9 | 1.4 |
| - Tax credits | 1.1 | 1.9 | 0.9 |
| - Effect of differences in foreign tax rates and others | 1.6 | 3.2 | 5.1 |
| - Deferred tax assets covered by valuation allowances (note 12 D) | (0.9) | (1.1) | (0.7) |
| | **(30.9)** | **(29.6)** | **(29.6)** |

The impact of the change in French tax rates reflects the adjustment in the value of deferred taxes made at the year-end, based on the changes in tax rates brought into law during the year (see note 12 C).

# Note 13 – Goodwill

## A. MANUFACTURING AND SALES COMPANIES

### 1. Breakdown by company

| 2004<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Faurecia | | | |
| - Bertrand Faure acquisition | 839 | (297) | 542 |
| - Sommer Allibert acquisition | 166 | (29) | 137 |
| Sommer Allibert group | 1,212 | (234) | 978 |
| Faurecia Exhaust Systems | 159 | (40) | 119 |
| Other Faurecia subsidiaries | 72 | (14) | 58 |
| Dongfeng Peugeot Citroën Automobile | 56 | (2) | 54 |
| Peugeot Automotiv Pazarlama AS (Popas) | 12 | (1) | 11 |
| **Total** | **2,516** | **(617)** | **1,899** |

| 2003<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Faurecia | | | |
| - Bertrand Faure acquisition | 839 | (255) | 584 |
| - Sommer Allibert acquisition | 166 | (21) | 145 |
| Sommer Allibert group | 1,212 | (173) | 1,039 |
| Faurecia Exhaust Systems | 171 | (34) | 137 |
| Other Faurecia subsidiaries | 54 | (19) | 35 |
| Gefco GmbH & Co KG | 36 | (36) | - |
| Dongfeng Peugeot Citroën Automobile | 12 | (1) | 11 |
| Peugeot Automotiv Pazarlama AS (Popas) | 12 | (1) | 11 |
| Automoviles Citroën España | 2 | - | 2 |
| **Total** | **2,504** | **(540)** | **1,964** |

| 2002<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Faurecia | | | |
| - Bertrand Faure acquisition | 839 | (213) | 626 |
| - Sommer Allibert acquisition | 166 | (12) | 154 |
| Sommer Allibert group | 1,211 | (110) | 1,101 |
| Faurecia Exhaust Systems | 206 | (31) | 175 |
| Other Faurecia subsidiaries | 39 | (16) | 23 |
| Peugeot Citroën do Brasil Automoveis | 34 | (34) | - |
| Gefco GmbH & Co KG | 36 | (7) | 29 |
| Peugeot Automotiv Pazarlama AS (Popas) | 12 | - | 12 |
| **Total** | **2,543** | **(423)** | **2,120** |

### 2. Movements

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Opening balance, net** | **1,964** | **2,120** | **2,225** |
| Revaluation relating to Sommer Allibert acquisition | - | 1 | 99 |
| Goodwill on acquisitions for the year | 77 | 32 | 14 |
| Translation adjustment | (17) | (32) | (58) |
| Amortization for the year | (125) | (129) | (128) |
| Exceptional amortization | - | (28) | (32) |
| **Closing balance, net** | **1,899** | **1,964** | **2,120** |

#### *Faurecia*

The book value of the assets of each of Faurecia's businesses, including goodwill, was compared to the sum of the discounted future cash flows expected to be generated by the assets, based on the latest projections. The calculation was performed by extrapolating to perpetuity projected cash flows for the last year of the medium-term 2008 business plan, based on a growth rate of 1.5%.

An independent expert was consulted to determine the weighted average cost of capital to be used to discount future cash flows. Further to the expert's conclusions, a discount rate of 7.9% was applied.

Based on the comparison between the book values of the assets and the sum of the corresponding discounted future cash flows, no impairment loss was recorded in respect of goodwill at December 31, 2004.

In 2002 and 2003, a similar comparison based on 2006 and 2007 forecasts in the medium-term plan, a growth rate of 1.5% for both 2002 and 2003 and discount rates of 7.5% and 8.0% for 2002 and 2003 respectively resulted in the same conclusion and no impairment losses were recorded in respect of goodwill in those years.

#### *Gefco GmbH & Co KG*

In 2003, the book value of the assets of Gefco GmbH & Co KG, including goodwill, was compared to the sum of the discounted future cash flows expected to be generated by the assets, based on the latest projections.

The calculation was performed by extrapolating to perpetuity projected cash flows for the last year of the 2006 business plan, based on a growth rate of 2%. A discount rate of 7.8% was applied.

This comparison led to the recording of additional exceptional amortization. At the year-end, total goodwill arising on the acquisition was written down in full.

#### *Peugeot Citroën do Brasil Automoveis*

In 2002, the balance of goodwill arising on the acquisition of Peugeot Citroën do Brasil Automoveis was written off in accordance with the policy described in note 1 L.

## B. FINANCE COMPANIES

Goodwill relating to finance companies concerns Crédipar.

The gross amount is €100 million, amortized over twenty years. Accumulated amortization at December 31, 2004 amounted to €30 million and the net book value of Crédipar goodwill at that date was €70 million.

As the carrying value of goodwill, under assets, is covered by future cash flows it is not necessary to record any impairment.

## Note 14 – Intangible assets

Intangible assets, including software development costs as described in note 1 J, break down as follows:

### A. MANUFACTURING AND SALES COMPANIES

| 2004<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Software | 433 | (264) | 169 |
| Other intangible assets | 156 | (117) | 39 |
| **Total** | **589** | **(381)** | **208** |

| 2003<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Software | 355 | (213) | 142 |
| Other intangible assets | 154 | (115) | 39 |
| **Total** | **509** | **(328)** | **181** |

| 2002<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Software | 325 | (170) | 155 |
| Other intangible assets | 153 | (114) | 39 |
| **Total** | **478** | **(284)** | **194** |

### B. FINANCE COMPANIES

| 2004<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Software | 86 | (24) | 62 |
| Other intangible assets | 5 | (5) | - |
| **Total** | **91** | **(29)** | **62** |

| 2003<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Software | 62 | (20) | 42 |
| Other intangible assets | 5 | (5) | - |
| **Total** | **67** | **(25)** | **42** |

| 2002<br>*(in millions of euros)* | Cost | Amortization | Net |
|---|---|---|---|
| Software | 36 | (7) | 29 |
| Other intangible assets | 6 | (5) | 1 |
| **Total** | **42** | **(12)** | **30** |

# Note 15 – Property, plant and equipment

## A. MANUFACTURING AND SALES COMPANIES

### 1. Analysis by category

| 2004<br>*(in millions of euros)* | Cost | Depreciation | Net |
|---|---|---|---|
| Land | 408 | (12) | 396 |
| Buildings | 5,170 | (2,600) | 2,570 |
| Plant and equipment | 15,279 | (9,612) | 5,667 |
| Vehicles and handling equipment | 471 | (368) | 103 |
| Fixtures, fittings and other | 976 | (612) | 364 |
| Assets under construction | 1,570 | - | 1,570 |
| | **23,874** | **(13,204)** | **10,670** |
| Leased vehicles | 256 | (49) | 207 |
| Special tools | 8,138 | (6,326) | 1,812 |
| | **8,394** | **(6,375)** | **2,019** |
| **Total** | **32,268** | **(19,579)** | **12,689** |

| 2003<br>*(in millions of euros)* | Cost | Depreciation | Net |
|---|---|---|---|
| Land | 396 | (11) | 385 |
| Buildings | 4,687 | (2,406) | 2,281 |
| Plant and equipment | 14,457 | (9,137) | 5,320 |
| Vehicles and handling equipment | 489 | (369) | 120 |
| Fixtures, fittings and other | 890 | (568) | 322 |
| Assets under construction | 2,003 | - | 2,003 |
| | **22,922** | **(12,491)** | **10,431** |
| Leased vehicles | 292 | (70) | 222 |
| Special tools | 7,564 | (6,059) | 1,505 |
| | **7,856** | **(6,129)** | **1,727** |
| **Total** | **30,778** | **(18,620)** | **12,158** |

| 2002<br>*(in millions of euros)* | Cost | Depreciation | Net |
|---|---|---|---|
| Land | 382 | (10) | 372 |
| Buildings | 4,376 | (2,244) | 2,132 |
| Plant and equipment | 14,020 | (8,862) | 5,158 |
| Vehicles and handling equipment | 514 | (382) | 132 |
| Fixtures, fittings and other | 844 | (548) | 296 |
| Assets under construction | 1,564 | - | 1,564 |
| | **21,700** | **(12,046)** | **9,654** |
| Leased vehicles | 306 | (72) | 234 |
| Special tools | 7,400 | (5,743) | 1,657 |
| | **7,706** | **(5,815)** | **1,891** |
| **Total** | **29,406** | **(17,861)** | **11,545** |

## 2. Capitalized interest

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| | 38 | 45 | 44 |

## 3. Movements for the year

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cost** | | | |
| As of January 1 | 30,778 | 29,406 | 28,691 |
| Acquisitions | 2,920 | 3,007 | 2,790 |
| Disposals | (1,360) | (1,458) | (1,406) |
| Changes in scope of consolidation and other | (76) | (48) | (43) |
| Translation adjustment | 6 | (129) | (626) |
| **As of December 31** | **32,268** | **30,778** | **29,406** |
| **Depreciation** | | | |
| As of January 1 | 18,620 | 17,861 | 17,230 |
| Additions for the year | 2,399 | 2,221 | 2,172 |
| Depreciation written off on disposals | (1,327) | (1,340) | (1,234) |
| Changes in scope of consolidation and other | (103) | (65) | (58) |
| Translation adjustment | (10) | (57) | (249) |
| **As of December 31** | **19,579** | **18,620** | **17,861** |

## B. FINANCE COMPANIES

*Property and equipment of Group finance companies can be analyzed as follows:*

| 2004<br>(in millions of euros) | Cost | Depreciation | Net |
|---|---|---|---|
| Buildings | 48 | (17) | 31 |
| Equipment and other | 53 | (34) | 19 |
| | **101** | **(51)** | **50** |

| 2003<br>(in millions of euros) | Cost | Depreciation | Net |
|---|---|---|---|
| Buildings | 48 | (16) | 32 |
| Equipment and other | 52 | (33) | 19 |
| | **100** | **(49)** | **51** |

| 2002<br>(in millions of euros) | Cost | Depreciation | Net |
|---|---|---|---|
| Buildings | 48 | (15) | 33 |
| Equipment and other | 52 | (34) | 18 |
| | **100** | **(49)** | **51** |

# Note 16 – Receivables and investment securities

## A. MANUFACTURING AND SALES COMPANIES

Receivables and investment securities include:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Investment securities (note 1 M 1) | - | - | 6 |
| Advances to non-consolidated companies | 33 | 44 | 53 |
| Very long-term loans under the Government housing scheme (France) | 53 | 43 | 37 |
| Other long-term loans and receivables | 68 | 61 | 51 |
| | **154** | **148** | **147** |
| Short-term investments with maturities in excess of one year (note 1 M 3) | | | |
| - Restricted stock | 66 | 66 | 66 |
| - Other(*) | 1,657 | 377 | 716 |
| **Total** | **1,877** | **591** | **929** |

*(*) In 2004, the increase in other short-term investments with maturities in excess of one year is primarily attributable to investment of Group cash in money market securities with maturities of between one and three years. Thanks to good issuer ratings and strong stock liquidity, the Group is able to sell these securities at very short notice should it so choose.*

Unrealized gains on restricted stock at December 31, 2004, 2003 and 2002 are as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **117** | **105** | **67** |

## B. FINANCE COMPANIES

Investment securities of finance companies amounted to:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **48** | **185** | **186** |

In 2004, investment securities of finance companies decreased significantly due to the fact that investments relating to Vernon Wholesale Investment Company Limited (a UK-based wholly-owned subsidiary of Banque PSA Finance) were included in the consolidated balance sheet, resulting in a €137 million elimination from this item.

# Note 17 – Investments in companies at equity

Companies accounted for by the equity method, as defined in note 1 A generally consist of manufacturers of automotive equipment and companies manufacturing and selling vehicles.

## A. CHANGES IN INVESTMENTS IN COMPANIES AT EQUITY

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **As of January 1** | **550** | **351** | **215** |
| Dividends paid and income transfers | (6) | (21) | (17) |
| Group equity in net earnings for the year | (8) | 47 | 22 |
| First-time consolidations and capital increases | | | |
| - Dongfeng Peugeot Citroën Automobile | - | 37 | 104 |
| - Toyota Peugeot Citroën Automobiles | - | 118 | 33 |
| - Sevelnord | - | 20 | - |
| - Stafim | 5 | N/A | N/A |
| - Gefco Tunisie | - | N/A | N/A |
| Acquisition of minority interests in Dongfeng Peugeot Citroën Automobile | 76 | 21 | - |
| Acquisitions | 3 | 13 | 13 |
| Disposals | (20) | - | - |
| Effect of exchange rate changes | (7) | (36) | (19) |
| **As of December 31** | **593** | **550** | **351** |

## B. EQUITY IN NET ASSETS OF COMPANIES AT EQUITY

| *(in millions of euros)* | % interest at December 31, 2004 | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Renault cooperation agreement** | | | | |
| Française de Mécanique | 50% | 68 | 72 | 93 |
| Société de Transmissions Automatiques | 20% | 3 | 3 | 3 |
| **Fiat cooperation agreement** | | | | |
| Sevelnord | 50% | 69 | 55 | 19 |
| Gisevel | 50% | 11 | 8 | 6 |
| Sevelind | 50% | (19) | (41) | (58) |
| Sevel SpA | 50% | 111 | 106 | 120 |
| **Toyota cooperation agreement** | | | | |
| Toyota Peugeot Citroën Automobiles | 50% | 135 | 144 | 33 |
| **Dongfeng Peugeot Citroën Automobile** | 50% | 174 | 152 | 92 |
| **Other** | | | | |
| Siemens Automotiv Hydraulics | 48% | 3 | 3 | 3 |
| Stafim | 34% | 5 | N/A | N/A |
| Gefco Tunisie | 50% | - | N/A | N/A |
| Faurecia group companies | | 33 | 48 | 40 |
| **Total** | | **593** | **550** | **351** |

## C. EQUITY IN NET EARNINGS/(LOSSES) OF COMPANIES AT EQUITY

| *(in millions of euros)* | % interest at December 31, 2004 | **2004** | 2003 | 2002 |
|---|---|---|---|---|
| **Renault cooperation agreement** | | | | |
| Française de Mécanique | 50% | (4) | (11) | 16 |
| Société de Transmissions Automatiques | 20% | - | - | - |
| **Fiat cooperation agreement** | | | | |
| Sevelnord | 50% | 14 | 16 | (15) |
| Gisevel | 50% | 3 | 2 | 1 |
| Sevelind | 50% | 22 | 17 | 15 |
| Sevel SpA | 50% | 5 | (9) | (10) |
| **Toyota cooperation agreement** | | | | |
| Toyota Peugeot Citroën Automobiles | 50% | (18) | (2) | - |
| **Dongfeng Peugeot Citroën Automobile**(*) | 50% | (38) | 32 | 10 |
| **Other** | | | | |
| Siemens Automotiv Hydraulics | 48% | - | - | - |
| Stafim | 34% | 1 | N/A | N/A |
| Gefco Tunisie | 50% | - | N/A | N/A |
| Faurecia group companies | | 7 | 1 | 5 |
| **Total** | | **(8)** | **46** | **22** |
| Breakdown: | Earnings before tax | (16) | 57 | 16 |
| | Income taxes | 8 | (11) | 6 |
| | Net earnings/(losses) | (8) | 46 | 22 |

*(*) Since December 31, 2003, the financial statements of this company (restated to comply with Group accounting policies) have the same reporting date as that of the Group. At December 31, 2002 the difference in reporting dates was three months. Consequently, the financial statements for the year ended December 31, 2003 reflect fifteen months of business (October 2002 to December 2003). Calculated on the basis of a 12-month fiscal year, and excluding non-recurring expenses, equity in net earnings for 2003 and 2002 would have been €27 million and €26 million respectively.*

## D. KEY COMBINED FINANCIAL DATA OF COMPANIES AT EQUITY

### 1. Aggregate data

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Capital employed** | | | |
| - Property, plant and equipment | 1,161 | 896 | 886 |
| - Working capital(*) | 289 | 292 | 256 |
| - Other capital employed | 15 | (19) | 6 |
| **Total** | **1,465** | **1,169** | **1,148** |
| **Capital expenditure** | 365 | 233 | 159 |
| **Financial position** | | | |
| - Long and medium-term debt | (570) | (323) | (297) |
| - Other financial items | (237) | (242) | (435) |
| **Total** | **(807)** | **(565)** | **(732)** |

*(*) In 2004, a readjustment was made to the shareholders' current accounts of Gisevel and Sevelind. The corresponding amounts for 2003 and 2002 have been aligned in order to permit meaningful comparisons.*

## 2. Key data by company

### *2.1. Total capital employed*

| *(in millions of euros)* | % interest at December 31, 2004 | **2004** | 2003 | 2002 |
|---|---|---|---|---|
| **Renault cooperation agreement** | | | | |
| Française de Mécanique | 50% | 197 | 214 | 278 |
| Société de Transmissions Automatiques | 20% | 10 | 11 | 14 |
| **Fiat cooperation agreement** | | | | |
| Sevelnord | 50% | 145 | 147 | 193 |
| Gisevel | 50% | 37 | 40 | 42 |
| Sevelind | 50% | 34 | 41 | 50 |
| Sevel SpA | 50% | 240 | 212 | 218 |
| **Toyota cooperation agreement** | | | | |
| Toyota Peugeot Citroën Automobiles | 50% | 278 | 143 | 26 |
| **Dongfeng Peugeot Citroën Automobile** | 50% | 452 | 319 | 259 |
| **Other** | | | | |
| Siemens Automotiv Hydraulics | 48% | 4 | 3 | 2 |
| Stafim | 34% | (1) | N/A | N/A |
| Gefco Tunisie | 50% | - | N/A | N/A |
| Faurecia group companies | | 69 | 39 | 66 |
| **Total** | | **1,465** | **1,169** | **1,148** |

### *2.2. Financial position*

| *(in millions of euros)* | % interest at December 31, 2004 | **2004** | 2003 | 2002 |
|---|---|---|---|---|
| **Renault cooperation agreement** | | | | |
| Française de Mécanique | 50% | (106) | (115) | (162) |
| Société de Transmissions Automatiques | 20% | (5) | (3) | (7) |
| **Fiat cooperation agreement** | | | | |
| Sevelnord | 50% | (58) | (86) | (161) |
| Gisevel | 50% | (26) | (33) | (36) |
| Sevelind | 50% | (53) | (82) | (108) |
| Sevel SpA | 50% | (90) | (97) | (74) |
| **Toyota cooperation agreement** | | | | |
| Toyota Peugeot Citroën Automobiles | 50% | (169) | - | 7 |
| **Dongfeng Peugeot Citroën Automobile** | 50% | (280) | (159) | (168) |
| **Other** | | | | |
| Siemens Automotiv Hydraulics | 48% | (3) | (1) | - |
| Stafim | 34% | 6 | N/A | N/A |
| Gefco Tunisie | 50% | - | N/A | N/A |
| Faurecia group companies | | (23) | 11 | (23) |
| **Total** | | **(807)** | **(565)** | **(732)** |

### E. AMOUNTS RECEIVABLE FROM AND PAYABLE TO COMPANIES AT EQUITY

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Long-term loans | 26 | 36 | 45 |
| Current maturities of long-term loans | 57 | 98 | 118 |
| Accounts and notes receivable | 318 | 275 | 192 |
| Accounts and notes payable | (1,121) | (1,134) | (945) |
| Short-term loans | (241) | (81) | (30) |

## Note 18 – Shares in non-consolidated companies

### A. MANUFACTURING AND SALES COMPANIES

#### 1. Book value

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| At cost | 105 | 104 | 131 |
| Provisions | (40) | (41) | (46) |
| **Net** | **65** | **63** | **85** |

#### 2. Portfolio breakdown (net of provisions)

| *(in millions of euros)* | % interest at December 31, 2004 | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| Establecimientos Mecanicos - Jeppener | 100% | Consolidated | Consolidated | 5 |
| Koyo Steering Dijon Saint-Étienne | N/A | Divested | Divested | 5 |
| Football Club de Sochaux Montbéliard | 100% | 14 | 14 | 4 |
| Peugeot Rus Avto | 100% | 5 | - | - |
| Peugeot Automobile Nigeria | 40% | 8 | 8 | 8 |
| Non-consolidated dealers | | 14 | 16 | 18 |
| Faurecia group portfolio | | 1 | 6 | 17 |
| Other | | 23 | 19 | 28 |
| **Total** | | **65** | **63** | **85** |

### 3. Movements for the year

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Opening balance, net** | **63** | **85** | **238** |
| Stock acquired for cash | 11 | 19 | 25 |
| Stock acquired in stock-for-stock transactions | 5 | 3 | 9 |
| Companies included in the scope of consolidation for the first time | (9) | (32) | (179) |
| Divested stock | (2) | (6) | (6) |
| Net increase in provisions | (3) | (5) | (3) |
| Translation adjustment and other | - | (1) | 1 |
| *Closing balance, net* | 65 | 63 | 85 |

### B. FINANCE COMPANIES

At December 31, 2003, €12 million out of the total €13 million recorded under "Shares in non-consolidated companies" for the finance companies corresponded to the November 2003 subscription to the capital increase carried out by PSA Finance Ceska Republika. This company has been consolidated since it began operations in 2004.

## Note 19 – Other non-current assets

Other non-current assets can be analyzed as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Excess of payments to external funds over pension obligations (note 44 A 3) | 214 | 142 | 167 |
| Other | 98 | 97 | 90 |
| Total | 312 | 239 | 257 |

## Note 20 – Inventories

Inventories can be analyzed as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **At cost** | | | |
| Raw materials and supplies | 883 | 872 | 865 |
| Semi-finished products and work-in-progress | 1,375 | 1,281 | 1,298 |
| Goods for resale and used vehicles | 1,378 | 1,373 | 1,144 |
| Finished products and replacement parts | 3,943 | 3,648 | 3,429 |
| | **7,579** | **7,174** | **6,736** |
| **Less: provisions** | (501) | (514) | (569) |
| Total | 7,078 | 6,660 | 6,167 |

Movements in inventories are analyzed in note 37 A 2.

## Note 21 – Accounts and notes receivable

### A. SECURITIZATION

In November 2000, Faurecia and certain of its French subsidiaries signed a rolling one-year agreement for the sale of up to €400 million worth of receivables to a banking special purpose entity. The agreement expires in November 2005.

In December 2002, a second rolling one-year agreement was signed by other French, German and Spanish subsidiaries of Faurecia with another banking special purpose entity, for the sale of up to €460 million worth of receivables. This agreement expires in December 2007.

In both cases, the receivables are sold without recourse and Faurecia's risk is limited to the amount of the security deposit paid to the special purpose entity. The security deposit is included in "Other receivables".

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Total financing, net of security deposit | 669 | 679 | 651 |
| *including receivables sold but not yet collected* | *261* | *295* | *281* |
| Security deposit | 82 | 101 | 102 |
| Short term debt offsetting the inclusion of sold receivables under assets | 179 | 176 | 167 |

After taking into account the amount recognized under "Short-term debt" to offset the inclusion of the sold receivables under assets, the remaining effect on PSA Peugeot Citroën Group debt at December 31, 2004 was not material.

### B. BREAKDOWN

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Accounts and notes receivable | 3,254 | 3,486 | 3,520 |
| Less: provisions for loan losses | (116) | (123) | (139) |
| **Total** | **3,138** | **3,363** | **3,381** |

This item does not include receivables from dealers transferred to the finance companies which are shown in the consolidated balance sheet under "Finance receivables".

"Accounts and notes receivables" include credit notes deducted from sales corresponding to confirmed or estimated sales incentives on new vehicles held in inventory in the independent dealer network, as well as credit notes and accrued credit notes for sales incentives on vehicles sold to customers that have not yet been settled by the Group.

Movements in this item are analyzed in note 37 A 2.

# Note 22 – Finance receivables

## A. SECURITIZATION

The Banque PSA Finance group has carried out three securitization transactions through "Auto ABS", a special purpose entity created in June 2001:

- On June 28, 2001, Din and Sofi – merged on January 1, 2002 with Crédipar, a French subsidiary of the Banque PSA Finance group – sold €1 billion worth of automobile loans to the 2001-1 fund of the Auto ABS special purpose entity. The Auto ABS 2001-1 fund issued €950 million worth of AAA/Aaa rated preferred asset-backed securities and €50 million worth of A/A2 rated subordinated asset-backed securities. Crédipar's retained interest amounts to €10,000. The preferred and subordinated asset-backed securities are secured by a €20 million deposit paid by Crédipar.

  Until July 2003, the fund purchased additional loans from Crédipar every month, to maintain the total asset pool at €1 billion. The asset pool is now being wound down over an estimated period of three years.

  This pool totaled €337 million at December 31, 2004 and €721 million at December 31, 2003.

  Based on the terms and conditions set out in the issue note, the related deposit began to be reduced as of July 2004, and at December 31, 2004 amounted to €16 million.

- On July 11, 2002, Crédipar sold €550 million worth of automobile loans and the Spanish branch of Banque PSA Finance sold €950 million worth of automobile loans to the Auto ABS 2002-1 fund.

  The Auto ABS 2002-1 fund issued €1,440 million worth of AAA/Aaa rated preferred asset-backed securities and €60 million worth of A/A2 rated subordinated asset-backed securities. Banque PSA Finance's retained interest amounts to €30,000. The preferred and subordinated asset-backed securities are secured by a €30 million deposit paid by Banque PSA Finance.

  Until July 2004, the fund purchased additional loans from Crédipar and the Spanish branch of Banque PSA Finance every month, to maintain the total asset pool at €1.5 billion. The asset pool is now being wound down over an estimated period of three years.

  At December 31, 2004, this pool totaled €1,133 million.

- On February 25, 2004, PSA Finance Deutschland GmbH, a German subsidiary of the Banque PSA Finance group, sold €1 billion worth of automobile loans to the Auto ABS 2004-1 fund. The Auto ABS 2004-1 fund issued €970 million worth of AAA/Aaa rated preferred asset-backed securities and €30 million worth of A/A2 rated subordinated asset-backed securities. PSA Finance Deutschland GmbH's retained interest amounts to €10,000. The preferred and subordinated asset-backed securities are secured by an €18 million deposit paid by PSA Finance Deutschland GmbH.

  The fund purchases additional loans from PSA Finance Deutschland GmbH every month, to maintain the total asset pool at €1 billion. The asset pool can be topped up at monthly intervals through February 2007 and will then be wound down over an estimated period of three years.

In all three cases, the securitized loans are no longer carried in the balance sheet. The impact of these operations on earnings for the period was not material. The Banque PSA Finance group's retained interest is included in short-term investments. In accordance with Group accounting policy, provisions existing before the sales relating to the securitized portfolio have been maintained in the balance sheet to cover the risk of losses on the deposits.

The deposits are carried in the balance sheet under "Other customer loans".

## B. ANALYSIS

### 1. Total finance receivables

After taking into account the effects of the securitization, finance receivables break down as follows:

| *(in millions of euros)* | 2004 | 2003 pro forma(*) | 2003 | 2002 |
|---|---|---|---|---|
| Retail and lease finance receivables | 15,051 | 14,539 | 14,395 | 12,301 |
| Wholesale receivables | 5,266 | 4,420 | 4,420 | 4,653 |
| | **20,317** | **18,959** | **18,815** | **16,954** |
| Deferred revenue | (1,525) | (1,444) | (1,444) | (1,033) |
| Less: provisions | (297) | (246) | (186) | (189) |
| **Total** | **18,495** | **17,269** | **17,185** | **15,732** |

*(*) See note 1 P 2 relating to the change in method for recording doubtful loans.*

Retail and lease finance receivables represent loans made by finance companies to Peugeot and Citroën customers for the purchase of cars.

Wholesale receivables represent amounts due to Peugeot and Citroën by their dealer networks which have been transferred to the Group finance companies, and working capital loans made by the finance companies to the dealer networks.

### 2. Financing costs borne by the Automobile division

The Automobile division bears the financing costs on the following amounts due by its dealer networks, which have been transferred to the Group finance companies:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **3,198** | **2,659** | **2,774** |

The corresponding financing costs are recorded under the manufacturing and sales companies "Cost of goods and services sold" as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **132** | **126** | **157** |

## 3. Maturities of finance receivables

| 2004 (in millions of euros) | 2005 | 2006 | 2007 | Subsequent years | Total |
|---|---|---|---|---|---|
| Retail and lease finance receivables | 5,419 | 5,116 | 2,445 | 2,071 | 15,051 |
| Wholesale receivables | 5,213 | 26 | 15 | 12 | 5,266 |
| **Total** | **10,632** | **5,142** | **2,460** | **2,083** | **20,317** |

| 2003 pro forma(*) (in millions of euros) | 2004 | 2005 | 2006 | Subsequent years | Total |
|---|---|---|---|---|---|
| Retail and lease finance receivables | 5,766 | 4,394 | 2,168 | 2,211 | 14,539 |
| Wholesale receivables | 4,401 | 8 | 5 | 6 | 4,420 |
| **Total** | **10,167** | **4,402** | **2,173** | **2,217** | **18,959** |

| 2003 (in millions of euros) | 2004 | 2005 | 2006 | Subsequent years | Total |
|---|---|---|---|---|---|
| Retail and lease finance receivables | 5,622 | 4,394 | 2,168 | 2,211 | 14,395 |
| Wholesale receivables | 4,401 | 8 | 5 | 6 | 4,420 |
| **Total** | **10,023** | **4,402** | **2,173** | **2,217** | **18,815** |

| 2002 (in millions of euros) | 2003 | 2004 | 2005 | Subsequent years | Total |
|---|---|---|---|---|---|
| Retail and lease finance receivables | 4,584 | 3,742 | 2,464 | 1,511 | 12,301 |
| Wholesale receivables | 4,582 | 29 | 15 | 27 | 4,653 |
| **Total** | **9,166** | **3,771** | **2,479** | **1,538** | **16,954** |

*(*) See note 1 P 2 relating to the change in method for recording non-performing and doubtful loans.*

## 4. Movements in non-performing and doubtful loans

| (in millions of euros) | 2004 | 2003 pro forma(*) | 2003 | 2002 |
|---|---|---|---|---|
| **Retail and lease finance receivables** | | | | |
| Non-performing and doubtful loans, gross | 359 | 343 | 144 | 139 |
| Provisions | (240) | (179) | (19) | - |
| **Non-performing and doubtful loans, net** | **119** | **164** | **125** | **139** |
| **Wholesale receivables** | | | | |
| Non-performing and doubtful loans, gross | 22 | 28 | 28 | 27 |
| Provisions | (12) | (20) | (20) | (5) |
| **Non-performing and doubtful loans, net** | **10** | **8** | **8** | **22** |
| **Total receivables** | | | | |
| Non-performing and doubtful loans, gross | 381 | 371 | 172 | 166 |
| Provisions | (252) | (199) | (39) | (5) |
| **Non-performing and doubtful loans, net** | **129** | **172** | **133** | **161** |

*(*) See note 1 P 2 relating to the change in method for recording non-performing and doubtful loans.*

## Note 23 – Other finance company customer loans

Other customer receivables at December 31 can be analyzed as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Within 1 year | 82 | 92 | 131 |
| 1 to 5 years | 58 | 20 | 151 |
| Over 5 years | - | - | 13 |
| **Total** | **140** | **112** | **295** |

## Note 24 – Short-term income tax assets

### A. MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current taxes: prepayments | 231 | 387 | 657 |
| Deferred tax assets | 351 | 315 | 323 |
| **Total** | **582** | **702** | **980** |

### B. FINANCE COMPANIES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current taxes: prepayments | 32 | 48 | 27 |
| Deferred tax assets | 39 | 36 | 36 |
| **Total** | **71** | **84** | **63** |

# Note 25 – Other receivables

## A. MANUFACTURING AND SALES COMPANIES

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Prepaid and recoverable taxes[1] (other than income taxes) | 981 | 1,275 | 1,311 |
| Vehicles sold under buyback contracts[2] | 489 | 439 | 426 |
| Employee-related receivables | 136 | 183 | 179 |
| Due from suppliers | 132 | 164 | 155 |
| Other receivables | 559 | 575 | 548 |
| **Total** | **2,297** | **2,636** | **2,619** |

*(1) In 2004, movements in this item primarily correspond to a decrease in VAT credits as a result of a change in billing flows within the Group.*

*(2) As explained in note 1 D, direct sales of new vehicles with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The amount recorded under this caption corresponds to the cost of the vehicles.*

## B. FINANCE COMPANIES

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Prepaid expenses | 570 | 566 | 586 |
| Other receivables | 421 | 387 | 337 |
| **Total** | **991** | **953** | **923** |

# Note 26 – Short-term investments

## A. MANUFACTURING AND SALES COMPANIES

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Own shares held for allocation on exercise of employee stock options | | | |
| - Peugeot S.A. shares | 171 | 135 | 97 |
| - Faurecia shares | 14 | 15 | 15 |
| Other quoted securities | 62 | 137 | 236 |
| Other short-term investments | 355 | 650 | 741 |
| **Total** | **602** | **937** | **1,089** |

Unrealized gains on "Other quoted securities" total:

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| | 42 | 209 | 292 |

### B. FINANCE COMPANIES

This item includes standby reserves set up by Banque PSA Finance group as part of its financing strategy, consisting of investments in mutual funds and money market securities.

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| PSA Banque Finance standby reserves | 2,299 | 2,236 | 2,261 |
| Other short-term investments | 35 | 32 | - |
| **Total** | **2,334** | **2,268** | **2,261** |

## Note 27 – Cash and cash equivalents

Cash and cash equivalents, as defined in note 1 Q, break down as follows:

### A. MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Investments with maturities of less than three months | 4,213 | 4,294 | 3,856 |
| Cash and current account balances | 738 | 586 | 676 |
| **Total** | **4,951** | **4,880** | **4,532** |

### B. FINANCE COMPANIES

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Due from credit institutions | 443 | 576 | 544 |
| Central bank current account balances and collection items | 81 | 162 | 218 |
| **Total** | **524** | **738** | **762** |

## Note 28 – Stockholders' equity

### A. COMMON STOCK

As of December 31, 2004, the Company's capital stock amounted to €243,109,146, represented by common shares with a par value of €1, all fully paid. The shares may be held in bearer or registered form, at the choice of stockholders. Shares registered in the name of the same holder for at least four years carry double voting rights (article 38 of the bylaws).

### B. CHANGES IN THE NUMBER OF SHARES ISSUED AND OUTSTANDING

| *(number of shares)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **As of January 1** | **243,109,146** | **259,109,146** | **259,109,146** |
| Canceled shares (note 28 C) | - | (16,000,000) | - |
| **As of December 31** | **243,109,146** | **243,109,146** | **259,109,146** |

### C. CAPITAL REDUCTION

On November 24, 2003, the Group canceled 16,000,000 €1 par value shares under a stockholder-approved program (13th resolution of the Extraordinary Stockholders' Meeting of May 28, 2003). The difference between the cost of the shares and their par value was charged against "Capital in excess of par value of stock" in the amount of €683 million.

### D. EMPLOYEE STOCK OPTIONS

Each year since 1999, the Managing Board of Peugeot S.A. has granted options to certain employees, directors and officers of the Company and its subsidiaries allowing them to purchase existing shares. Following the 2001 stock split, the current terms of these plans are as follows:

| | 2004 plan | 2003 plan | 2002 plan | 2001 plan | 2000 plan | 1999 plan |
|---|---|---|---|---|---|---|
| Date of Managing Board decision | Aug. 24, 2004 | Aug. 21, 2003 | Aug. 20, 2002 | Nov. 20, 2001 | Oct. 5, 2000 | March 31, 1999 |
| Vesting date | Aug. 24, 2007 | Aug. 21, 2006 | Aug. 20, 2005 | Nov. 20, 2004 | Oct. 5, 2002 | March 31, 2001 |
| Expiry date of exercise period | Aug. 23, 2012 | Aug. 20, 2011 | Aug. 20, 2009 | Nov. 19, 2008 | Oct. 4, 2008 | March 31, 2007 |
| Number of grantees | 182 | 184 | 178 | 147 | 154 | 97 |
| Exercise price (in euros) | 47.59 | 39.09 | 46.28 | 46.86 | 35.46 | 20.83 |
| Number of options granted | 1,004,000 | 996,500 | 860,100 | 798,600 | 709,200 | 462,900 |

Changes in the number of options outstanding under these plans (exercisable for €1 par value shares) are shown below:

| *(number of options)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **As of January 1** | **3,763,200** | **2,783,200** | **1,940,100** |
| Options granted during the year | 1,004,000 | 996,500 | 860,100 |
| Options exercised during the year | (151,447) | (16,500) | (17,000) |
| **As of December 31** | **4,615,753** | **3,763,200** | **2,783,200** |
| of which: 1999 plan | 272,415 | 401,800 | 415,300 |
| 2000 plan | 684,138 | 706,200 | 709,200 |
| 2001 plan | 798,600 | 798,600 | 798,600 |
| 2002 plan | 860,100 | 860,100 | 860,100 |
| 2003 plan | 996,500 | 996,500 | - |
| 2004 plan | 1,004,000 | - | - |

## E. SHARE BUYBACK PROGRAMS

Transactions under stockholder-approved share buyback programs can be analyzed as follows:

| | Authorizations | Transactions | | |
|---|---|---|---|---|
| *(number of shares)* | | 2004 | 2003 | 2002 |
| **Opening balance** | | **4,086,884** | **15,208,709** | **2,994,287** |
| **Shares bought back** | | | | |
| AGM of May 16, 2001 | 10% of capital | N/A | N/A | 789,000 |
| AGM of May 15, 2002 | 25,000,000 | N/A | 3,095,007 | 11,511,167 |
| AGM of May 28, 2003 | 25,000,000 | 1,615,000 | 1,799,668 | N/A |
| AGM of May 26, 2004 | 24,000,000 | 4,680,002 | N/A | N/A |
| **Canceled shares** (note 28 C) | | | | |
| EGM of May 28, 2003 | 10% of capital | - | (16,000,000) | - |
| **Shares sold** | | | | |
| On exercise of stock options | | (151,447) | (16,500) | (17,000) |
| Other | | - | - | (68,745) |
| **At year-end** | | **10,230,439** | **4,086,884** | **15,208,709** |
| - Shares held for allocation on exercise of stock options (note 28 D) | | 4,615,753 | 3,763,200 | 2,783,200 |
| - Treasury stock (note 28 G) | | 5,614,686 | 323,684 | 12,425,509 |

## F. RETAINED EARNINGS

Retained earnings, including net income for the year, are as follows:

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Peugeot S.A. legal reserve | 28 | 28 | 28 |
| Other Peugeot S.A. statutory reserves and results | 6,051 | 5,342 | 4,721 |
| Other retained earnings and net income | 7,384 | 6,994 | 7,126 |
| **Total** | **13,463** | **12,364** | **11,875** |

Other Peugeot S.A. statutory reserves break down as follows:

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Reserves available for distribution** | | | |
| – Without taxation | 2,033 | 2,144 | 2,062 |
| – Subject to payment of exit tax[1] | 200 | - | - |
| – Subject to payment of additional tax[2] | 1,068 | 1,056 | 961 |
| – Subject to payment of the "précompte" equalization tax | - | 2,142 | 1,698 |
| – Subject to an exceptional tax payment of 25%[3] | 2,750 | - | - |
| **Total** | **6,051** | **5,342** | **4,721** |
| Tax payable in the case of distribution (other than the "précompte"equalization tax) [2] | 213 | 229 | 210 |

*(1) As indicated in note 12 C, in 2005, €200 million is to be transferred from the special long-term capital gains reserve to an ordinary distributable reserve account, subject to payment of a 2.5% exit tax. A €5 million tax charge was recorded in the 2004 financial statements relating to the Group entities concerned.*

*(2) For 2004, this concerns the portion of the long-term capital gains reserve that the Group has not yet decided to transfer, and which remains potentially subject to additional taxation.*

*(3) The "précompte" equalization tax provided for in article 223 of the French Tax Code (CGI) was abolished in the 2004 Finance Act. Further to this Act, an exceptional tax payment of 25% has been introduced for payouts made in 2005, to be offset in three installments against income tax due for the following three years.*

## G. TREASURY STOCK

Treasury stock corresponds to the cost of all the Peugeot S.A. shares purchased on the open market, net of canceled shares and shares held for allocation on exercise of management and employee stock options which are reported under "Short-term investments"(note 26).

## H. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment, as defined in note 1 B, can be analyzed as follows as of December 31, 2004, 2003 and 2002:

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Euroland subsidiaries | (249) | (249) | (249) |
| Other foreign subsidiaries | | | |
| - Argentina | (407) | (395) | (373) |
| - Other | (89) | (83) | 40 |
| **Total** | **(745)** | **(727)** | **(582)** |

## Note 29 – Minority interests

Minority interests can be analyzed as follows:

### A. MANUFACTURING AND SALES COMPANIES

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **As of January 1** | **617** | **640** | **689** |
| Minority interest in net income of subsidiaries | 16 | 8 | (4) |
| Dividends paid to minority stockholders of subsidiaries | (10) | (14) | (12) |
| Minority interest in share issues by subsidiaries | - | 5 | 2 |
| Changes in scope of consolidation and other movements | (9) | 2 | (8) |
| Translation adjustment | - | (24) | (27) |
| **As of December 31** | **614** | **617** | **640** |

### B. FINANCE COMPANIES

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **As of January 1** | **70** | **91** | **103** |
| Minority interest in net income of subsidiaries | 4 | 13 | 21 |
| Dividends paid to minority stockholders of subsidiaries | (29) | (27) | (31) |
| Translation adjustment | - | (7) | (2) |
| **As of December 31** | **45** | **70** | **91** |

## Note 30 – Provisions for contingencies and liabilities

### A. MANUFACTURING AND SALES COMPANIES

#### 1. Details of provisions for contingencies and liabilities

| (in millions of euros) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Long-term provisions for operating liabilities** | | | |
| Pensions and other employee benefits (note 44) | 271 | 300 | 240 |
| Other employee-related costs | 130 | 111 | 90 |
| Claims and litigation | 105 | 73 | 71 |
| Warranties (beyond 1 year) | 343 | 333 | 279 |
| Vehicles sold under buyback contracts (*) | 44 | 48 | 60 |
| End-of-life vehicles | 53 | 45 | 43 |
| Operations in Argentina | 20 | 31 | 47 |
| Losses on long-term contracts | 26 | 46 | 63 |
| Other | 153 | 184 | 232 |
| | **1,145** | **1,171** | **1,125** |
| **Other provisions for contingencies and liabilities** | | | |
| Early-termination plan (note 43) | 235 | 317 | 400 |
| Restructuring provisions | 67 | 65 | 127 |
| Other | 66 | 70 | 75 |
| | **368** | **452** | **602** |
| Total | **1,513** | **1,623** | **1,727** |

*(*) A provision is recorded for vehicles sold under buyback contracts with a term in excess of three years, where the Group expects to make a loss on resale. The Group does not expect to incur any additional losses on these contracts.*

### 2. Movements in provisions for contingencies and liabilities

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **As of January 1** | **1,623** | **1,727** | **1,394** |
| **Movements charged to income** | | | |
| - Additions | 456 | 387 | 861 |
| - Provisions utilized | (553) | (414) | (412) |
| - Reversals | (62) | (61) | (89) |
| | **(159)** | **(88)** | **360** |
| **Other movements** | | | |
| Translation adjustment | (3) | (17) | (69) |
| Effect of changes in scope of consolidation and other | 52 | 1 | 42 |
| **As of December 31** | **1,513** | **1,623** | **1,727** |

Reversals of provisions primarily include the following:

- in 2004, €20 million released from the provision for 1999 local business tax for Peugeot Citroën Automobiles, and €13 million released from the provision for risks in connection with Peugeot Citroën Argentina;
- in 2003, €33 million released from the provision for 2000 local business tax for Peugeot Citroën Automobiles and €8 million released from the provision for risks in connection with Peugeot Citroën Argentina;
- in 2002, €34 million released from the provision for tax under the Flex regime (trade balance) concerning Peugeot Citroën do Brasil.

### B. FINANCE COMPANIES

Provisions for contingencies and liabilities carried in the balance sheets of the finance companies can be analyzed as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Long-term provisions for operating liabilities** | | | |
| Pensions and other employee benefits (note 44) | 9 | 7 | 7 |
| Other | 38 | 36 | 38 |
| | **47** | **43** | **45** |
| **Other provisions for contingencies and liabilities** | **15** | **10** | **8** |
| Total | 62 | 53 | 53 |

## Note 31 – Other long-term liabilities – Manufacturing and sales companies

Other long-term liabilities of manufacturing and sales companies comprise:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Investment grants, net | 114 | 81 | 51 |
| Other | 17 | 15 | 44 |
| Total | **131** | **96** | **95** |

# Note 32 – Long-term debt – Manufacturing and sales companies

## A. MATURITIES OF LONG-TERM DEBT

Maturities of long-term debt are as follows:

| 2004<br>*(in millions of euros)* | Bonds and debentures | Other borrowings | Total |
|---|---|---|---|
| 2006 | 69 | 101 | 170 |
| 2007 | | 283 | 283 |
| 2008 | - | 483 | 483 |
| 2009 | - | 162 | 162 |
| Subsequent years | 2,091 | 181 | 2,272 |
| | **2,160** | **1,210** | **3,370** |
| Current portion | - | 118 | 118 |
| **Total** | **2,160** | **1,328** | **3,488** |

| 2003<br>*(in millions of euros)* | Bonds and debentures | Other borrowings | Total |
|---|---|---|---|
| 2005 | - | 207 | 207 |
| 2006 | 69 | 108 | 177 |
| 2007 | - | 772 | 772 |
| 2008 | - | 123 | 123 |
| Subsequent years | 2,090 | 240 | 2,330 |
| | **2,159** | **1,450** | **3,609** |
| Current portion | - | 270 | 270 |
| **Total** | **2,159** | **1,720** | **3,879** |

| 2002<br>*(in millions of euros)* | Bonds and debentures | Other borrowings | Total |
|---|---|---|---|
| 2004 | - | 390 | 390 |
| 2005 | - | 139 | 139 |
| 2006 | 69 | 146 | 215 |
| 2007 | - | 997 | 997 |
| Subsequent years | 1,490 | 268 | 1,758 |
| | **1,559** | **1,940** | **3,499** |
| Current portion | - | 311 | 311 |
| **Total** | **1,559** | **2,251** | **3,810** |

## B. REPAYMENT CURRENCIES

The long-term portion of borrowings can be analyzed as follows by repayment currency:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Euros | 2,960 | 3,198 | 2,892 |
| Pounds sterling | 307 | 307 | 492 |
| Brazilian reals | 80 | 95 | 100 |
| Other | 23 | 9 | 15 |
| **Total** | **3,370** | **3,609** | **3,499** |

### C. AVERAGE INTEREST RATES

The weighted average interest rate on long-term debt, before taking into account the impact of hedges, was as follows as of December 31, 2004, 2003 and 2002:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | 5.21% | 5.07% | 5.03% |

### D. OBLIGATIONS UNDER CAPITAL LEASES

The discounted present value of minimum future lease payments included in other borrowings in respect of assets acquired under capital leases was as follows at December 31:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| 2003 | - | - | 32 |
| 2004 | - | 31 | 32 |
| 2005 | 33 | 29 | 30 |
| 2006 | 34 | 30 | 30 |
| 2007 | 31 | 29 | - |
| 2008 | 29 | - | - |
| Subsequent years | 72 | 100 | 127 |
| | **199** | **219** | **251** |
| Less: amount representing interest | (23) | (24) | (30) |
| **Present value of minimum future lease payments** | **176** | **195** | **221** |

### E. LONG-TERM PORTION OF BONDS AND DEBENTURES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| GIE PSA Trésorerie | | | |
| - 2001 fixed rate bonds, due 2011 | 1,492 | 1,491 | 1,490 |
| - 2003 fixed rate bonds, due 2033 | 599 | 599 | - |
| Peugeot S.A. | | | |
| - *Peugeot S.A. 1998 bonds indexed to the market price of Peugeot S.A. shares* | 69 | 69 | 69 |
| **Total** | **2,160** | **2,159** | **1,559** |

## Note 33 – Short-term financing and bank overdrafts – Manufacturing and sales companies

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Commercial paper | 850 | 850 | 664 |
| Short-term loans | 1,248 | 977 | 1,142 |
| Bank overdrafts | 701 | 523 | 645 |
| **Total** | **2,799** | **2,350** | **2,451** |

Commercial paper corresponds to euro short-term notes issued by Faurecia.

# Note 34 – Financing liabilities – Finance companies

## A. MATURITIES OF LONG-TERM DEBT

| **2004** *(in millions of euros)* | Bonds and debentures | Other debt securities | Bank borrowings | Total |
|---|---|---|---|---|
| 2006 | 91 | 2,539 | 1,285 | 3,915 |
| 2007 | - | 1,223 | 347 | 1,570 |
| 2008 | - | 1,257 | 266 | 1,523 |
| 2009 | - | 136 | 100 | 236 |
| Subsequent years | - | 300 | 210 | 510 |
| | **91** | **5,455** | **2,208** | **7,754** |
| Current portion | - | 6,143 | 4,850 | 10,993 |
| **Total** | **91** | **11,598** | **7,058** | **18,747** |

| **2003** *(in millions of euros)* | Bonds and debentures | Other debt securities | Bank borrowings | Total |
|---|---|---|---|---|
| 2005 | - | 3,246 | 1,302 | 4,548 |
| 2006 | 91 | 1,538 | 937 | 2,566 |
| 2007 | - | 1,099 | 327 | 1,426 |
| 2008 | - | 1,237 | 163 | 1,400 |
| Subsequent years | - | 437 | 54 | 491 |
| | **91** | **7,557** | **2,783** | **10,431** |
| Current portion | - | 4,361 | 3,104 | 7,465 |
| **Total** | **91** | **11,918** | **5,887** | **17,896** |

| **2002** *(in millions of euros)* | Bonds and debentures | Other debt securities | Bank borrowings | Total |
|---|---|---|---|---|
| 2004 | - | 1,142 | 1,558 | 2,700 |
| 2005 | - | 1,199 | 135 | 1,334 |
| 2006 | 91 | 902 | 473 | 1,466 |
| 2007 | - | 729 | 146 | 875 |
| Subsequent years | - | 532 | 100 | 632 |
| | **91** | **4,504** | **2,412** | **7,007** |
| Current portion | - | 5,831 | 4,231 | 10,062 |
| **Total** | **91** | **10,335** | **6,643** | **17,069** |

## B. REPAYMENT CURRENCIES

The long-term portion of finance company financing liabilities breaks down as follows by repayment currency:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Euros | 7,259 | 9,196 | 6,072 |
| Pounds sterling | 234 | 843 | 577 |
| US dollars | 15 | 174 | 200 |
| Japanese Yen | 129 | 144 | 71 |
| Other | 117 | 74 | 87 |
| **Total** | **7,754** | **10,431** | **7,007** |

## C. LONG-TERM PORTION OF BONDS AND DEBENTURES (OTHER THAN CONVERTIBLE DEBENTURES)

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Banque PSA Finance (1998 0.57% debentures indexed to the CAC 40) | 91 | 91 | 91 |
| **Total** | **91** | **91** | **91** |

## D. OTHER DEBT SECURITIES

### 1. Long-term portion

| *(in millions of euros)* | Issue currency | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Domestic MTN due in more than one year** | | | | |
| - Peugeot Finance International | EUR | - | - | 1 |
| - Crédipar | EUR | 69 | 75 | 82 |
| - Banque PSA Finance | EUR | 288 | 616 | 586 |
| **EMTN due in more than one year** | | | | |
| - Peugeot Finance International | USD | - | - | 9 |
| | EUR | - | 154 | 17 |
| - Banque PSA Finance | USD | 15 | 174 | 191 |
| | EUR | 4,511 | 5,955 | 3,214 |
| | CZK | 59 | 55 | 48 |
| | JPY | 129 | 144 | 71 |
| | GBP | 234 | 234 | 31 |
| | HKD | - | - | 12 |
| **Redeemable subordinated securities** | | | | |
| - Banque PSA Finance | | 150 | 150 | 150 |
| - Other | | - | - | 92 |
| Total | | 5,455 | **7,557** | **4,504** |

### 2. Short-term portion

| *(in millions of euros)* | Issue currency | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Short-term notes** | | | | |
| - Sofira | EUR | 1,107 | 1,025 | 1,332 |
| **Commercial paper** | | | | |
| - Peugeot Finance International | EUR | - | - | 30 |
| **Domestic MTN due within one year** | | | | |
| - Crédipar | EUR | - | 10 | 42 |
| - Banque PSA Finance | EUR | 329 | 28 | 183 |
| **EMTN due within one year** | | | | |
| - Peugeot Finance International | EUR | 18 | 2 | 31 |
| | USD | - | 8 | 19 |
| - Banque PSA Finance | EUR | 3,091 | 1,951 | 1,516 |
| | USD | 147 | 78 | 48 |
| | GBP | - | 31 | 154 |
| | JPY | 47 | 349 | 806 |
| | CZK | - | 33 | 47 |
| | CHF | - | 19 | - |
| | HKD | - | 10 | - |
| **Certificates of deposit** | | | | |
| - Banque PSA Finance | EUR | 1,402 | 815 | 1,620 |
| **Other debt securities** | | | | |
| - Banco PSA Finance Brasil | BRL | 2 | 2 | 3 |
| Total | | **6,143** | **4,361** | **5,831** |

# Note 35 – Short-term income tax liabilities

## A. MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current taxes payable | 234 | 344 | 633 |
| Deferred taxes on planned intercompany dividends | 5 | 4 | 3 |
| Other deferred taxes | 53 | 20 | 10 |
| Total | **292** | **368** | **646** |

## B. FINANCE COMPANIES

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current taxes payable | 35 | 46 | 30 |
| Other deferred taxes | 36 | 29 | 34 |
| Total | **71** | **75** | **64** |

# Note 36 – Other payables

## A. MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Accrued taxes (other than income taxes) | 942 | 955 | 986 |
| Early-termination plan | 110 | 106 | 86 |
| Accrued payroll costs | 1,045 | 965 | 988 |
| Due to suppliers of property, plant and equipment | 639 | 568 | 525 |
| Vehicles sold under buyback contracts | 662 | 603 | 584 |
| Customer prepayments | 388 | 468 | 537 |
| Short-term warranty costs | 526 | 578 | 505 |
| Accrued payroll taxes | 545 | 506 | 483 |
| Deferred income | 290 | 252 | 205 |
| Charges payable on borrowings and overdrafts | 61 | 74 | 80 |
| Other payables | 256 | 326 | 249 |
| Total | **5,464** | **5,401** | **5,228** |

As explained in note 1 D, direct sales of new vehicles with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases. The amount recorded under this caption corresponds to the sale price of new vehicles less accrued interest.

## B. FINANCE COMPANIES

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Deferred income and accrued expenses | 508 | 690 | 456 |
| Other payables | 571 | 505 | 467 |
| Total | **1,079** | **1,195** | **923** |

# Note 37 – Change in operating assets and liabilities

## A. MANUFACTURING AND SALES COMPANIES

### 1. Detail of cash flows from operating activities

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Increase in inventories | (414) | (521) | (129) |
| (Increase) decrease in accounts and notes receivable | 21 | (32) | (56) |
| Increase in accounts and notes payable | 780 | 171 | 954 |
| Change in income taxes | 47 | 6 | (204) |
| Other changes | 511 | 110 | (300) |
| *Decrease (increase) in receivables from Group finance companies, net* | *(47)* | *42* | *65* |
| Total | **898** | **(224)** | **330** |

### 2. Detail of changes in assets and liabilities

| 2004 *(in millions of euros)* | At January 1 | Cash flows from operating activities | Effect of changes in scope of consolidation and other | Translation adjustment | At December 31 |
|---|---|---|---|---|---|
| Inventories | (6,660) | (414) | (14) | 10 | (7,078) |
| Accounts and notes receivable | (3,363) | 21 | 194 | 10 | (3,138) |
| Accounts and notes payable | 10,021 | 780 | (41) | (25) | 10,735 |
| Income taxes | (334) | 47 | - | (3) | (290) |
| Other | 2,765 | 511 | (116) | 7 | 3,167 |
| *Receivables from Group finance companies, net* | *(113)* | *(47)* | - | *(1)* | *(161)* |
| **Total** | **2,316** | **898** | **23** | **(2)** | **3,235** |

| 2003 *(in millions of euros)* | At January 1 | Cash flows from operating activities | Effect of changes in scope of consolidation and other | Translation adjustment | At December 31 |
|---|---|---|---|---|---|
| Inventories | (6,167) | (521) | (70) | 98 | (6,660) |
| Accounts and notes receivable | (3,381) | (32) | 6 | 44 | (3,363) |
| Accounts and notes payable | 9,912 | 171 | 31 | (93) | 10,021 |
| Income taxes | (334) | 6 | (4) | (2) | (334) |
| Other | 2,609 | 110 | 62 | (16) | 2,765 |
| *Receivables from Group finance companies, net* | *(155)* | *42* | - | - | *(113)* |
| **Total** | **2,484** | **(224)** | **25** | **31** | **2,316** |

| 2002 *(in millions of euros)* | At January 1 | Cash flows from operating activities | Effect of changes in scope of consolidation and other | Translation adjustment | At December 31 |
|---|---|---|---|---|---|
| Inventories | (6,218) | (129) | (61) | 241 | (6,167) |
| Accounts and notes receivable | (3,451) | (56) | 19 | 107 | (3,381) |
| Accounts and notes payable | 9,173 | 954 | 35 | (250) | 9,912 |
| Income taxes | (127) | (204) | (5) | 2 | (334) |
| Other | 2,824 | (300) | 57 | 28 | 2,609 |
| *Receivables from Group finance companies, net* | *(220)* | *65* | - | - | *(155)* |
| **Total** | **1,981** | **330** | **45** | **128** | **2,484** |

## B. FINANCE COMPANIES

Cash flows from operating activities can be analyzed as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Increase in finance receivables | (1,185) | (1,684) | (260) |
| (Increase) decrease in short-term investments | (63) | 25 | (855) |
| Increase in financing liabilities | 763 | 1,026 | 1,188 |
| Change in income taxes | (8) | (5) | (54) |
| Other changes | (217) | 413 | (217) |
| *Increase (decrease) in amounts due to Group manufacturing and sales companies, net* | *10* | *133* | *(84)* |
| **Total** | **(700)** | **(92)** | **(282)** |

## Note 38 – Effect of changes in scope of consolidation and other

The "Effect of changes in scope of consolidation and other" caption in the statement of cash flows for manufacturing and sales companies breaks down as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Change in cash and cash equivalents due to changes in scope of consolidation | 4 | 7 | (95) |
| Additions to intangible assets | (93) | (68) | (85) |
| Banque PSA Finance share issue underwritten by Peugeot S.A. | - | - | (100) |
| Other | 4 | 41 | 12 |
| **Total** | **(85)** | **(20)** | **(268)** |

## Note 39 – Change in other financial assets and liabilities

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| New long and medium-term debt | 491 | 716 | 337 |
| Repayments of debt and conversion of debentures | (882) | (648) | (346) |
| (Increase) decrease in long-term loans and receivables | (1,104) | 312 | (430) |
| Decrease in short-term investments | 518 | 323 | 12 |
| Increase (decrease) in short-term financing | 422 | (100) | (1,258) |
| *(Increase) decrease in net financing of the finance business provided by the manufacturing and sales companies* | *37* | *(175)* | *19* |
| **Total** | **(518)** | **428** | **(1,666)** |

## Note 40 – Net financial position – Manufacturing and sales companies

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **External loans and borrowings** | | | |
| Cash and cash equivalents | 4,951 | 4,880 | 4,532 |
| Short-term investments | 602 | 937 | 1,089 |
| Short-term financing and bank overdrafts | (2,799) | (2,350) | (2,451) |
| Current portion of long-term debt | (118) | (270) | (311) |
| Short-term loans | 238 | 301 | 397 |
| Long-term debt | (3,370) | (3,609) | (3,499) |
| Receivables and investment securities | 1,877 | 591 | 929 |
| | **1,381** | **480** | **686** |
| **Loans to and borrowings from Group finance companies** | | | |
| Current financial assets | 205 | 205 | 97 |
| Short-term debt | (158) | (122) | (189) |
| | **47** | **83** | **(92)** |
| **Total** | **1,428** | **563** | **594** |

# Note 41 – Lines of credit

The PSA Peugeot Citroën Group has access to revolving lines of credit expiring at various dates through 2008. The amounts available under these lines of credit are as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Peugeot S.A. and GIE PSA Trésorerie | 2,400 | 2,400 | 2,400 |
| Faurecia | 1,778 | 1,545 | 1,545 |
| Banque PSA Finance Group | 6,000 | 5,700 | 4,850 |
| **Confirmed lines of credit** | **10,178** | **9,645** | **8,795** |

Peugeot S.A., GIE PSA Trésorerie and the Banque PSA Finance Group have not used these lines of credit.

Drawdowns by Faurecia at December 31, 2004, 2003 and 2002 under its available lines of credit amounted to:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Drawdowns by Faurecia** | **447** | **450** | **605** |

# Note 42 – Return on capital employed

## A. CAPITAL EMPLOYED

Capital employed includes the value of all the assets employed in the Group's operations. Finance companies use a different definition of capital employed from that used by the manufacturing and sales companies.

### Manufacturing and sales companies

Capital employed comprises all assets and provisions employed in the business and working capital.

Assets employed in the business comprise:
- goodwill, net, before exceptional amortization;
- intangible assets and property, plant and equipment, net;
- shares in non-consolidated companies;
- other non-current assets.

Working capital includes:
- inventories;
- accounts and notes receivable;
- receivables from independent dealers transferred to Banque PSA Finance Group companies, for which the financing cost is paid by the Automobile division;
- other receivables;
- accounts and notes payable;
- other payables, excluding amounts due under the early-termination plan.

Capital employed also includes operating provisions, defined as provisions where additions or deductions impact operating margin, as well as restructuring provisions.

For companies accounted for by the equity method, which are an integral part of the Group's operations, capital employed corresponds to the Group's equity in the capital employed of those companies.

### Finance companies

For the finance companies, capital employed corresponds to consolidated stockholders' equity of Banque PSA Finance, which includes the net assets of all of the finance companies. However, as dealer receivables transferred to the Banque PSA Finance Group are included in working capital of the manufacturing and sales companies, the amount of Banque PSA Finance's stockholders' equity representing transferred receivables is deducted for the calculation of finance companies' capital employed.

Capital employed can be analyzed as follows:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Manufacturing and sales companies** | | | |
| Goodwill | | | |
| - Net book value | 1,899 | 1,964 | 2,120 |
| - Cancellation of exceptional amortization | - | 28 | 32 |
| Intangible assets | 208 | 181 | 194 |
| Property, plant and equipment | 12,689 | 12,158 | 11,545 |
| Shares in non-consolidated companies | 65 | 63 | 85 |
| Other non-current assets | 312 | 239 | 257 |
| Inventories | 7,078 | 6,660 | 6,167 |
| Accounts and notes receivable | 3,138 | 3,363 | 3,381 |
| Receivables from independent dealers transferred to the finance companies, for which the financing cost is paid by the Automobile division | 3,198 | 2,659 | 2,774 |
| Other receivables | 2,297 | 2,636 | 2,619 |
| Provisions for operating expenses | (1,145) | (1,171) | (1,125) |
| Investment grants | (114) | (81) | (51) |
| Accounts and notes payable | (10,735) | (10,021) | (9,912) |
| Other payables, excluding amounts due under the early-termination plan | (5,354) | (5,295) | (5,142) |
| Equity in the capital employed of companies accounted for by the equity method | 1,465 | 1,169 | 1,148 |
| Restructuring provision | (67) | (65) | (127) |
| **Finance companies** | | | |
| Equity in stockholders' equity of Banque PSA Finance | 1,726 | 1,456 | 1,315 |
| Total | **16,660** | **15,943** | **15,280** |

## B. INCOME GENERATED BY CAPITAL EMPLOYED

Return on capital employed is measured on the basis of operating margin, plus or minus the other income and expense items corresponding to the definition used for capital employed, i.e. finance charges for receivables from independent dealers transferred to Banque PSA Finance Group companies that are paid by the Automobile division, exchange gains or losses, restructuring costs, amortization of goodwill (excluding exceptional amortization), pre-tax earnings of companies at equity (excluding early-termination plan costs) and income from shares in non-consolidated companies.

Income generated by capital employed can be analyzed as follows:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Operating margin – manufacturing and sales companies | 1,670 | 1,796 | 2,610 |
| Operating margin – finance companies | 512 | 418 | 319 |
| **Consolidated operating margin** | **2,182** | **2,214** | **2,929** |
| Finance cost of receivables from independent dealers transferred to Banque PSA Finance | 132 | 126 | 157 |
| Exchange gains (losses) | 9 | 11 | 9 |
| Restructuring costs | (69) | (42) | (125) |
| Amortization of goodwill | | | |
| - Amortization for the year | (128) | (158) | (163) |
| - Cancellation of exceptional amortization (note 13 A) | - | 28 | 32 |
| Pre-tax earnings of companies at equity (note 17 C) | (16) | 57 | 16 |
| Income from shares in non-consolidated companies | - | 8 | 20 |
| Total | 2,110 | **2,244** | **2,875** |

### C. RETURN ON CAPITAL EMPLOYED

The immediate return on capital employed (before tax), corresponding to income generated by capital employed expressed as a percentage of total capital employed at December 31, is as follows:

| *(in %)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **12.7** | **14.1** | **18.8** |

## Note 43 – Early-termination plan

### A. INTERNAL AGREEMENTS

Internal agreements have been signed between the Group and employee representatives in France, concerning the implementation of early-termination plans. The plans in question fulfill the criteria laid down in Decree no. 2000-105 dated February 9, 2000 related to the early-termination of employment of certain employees over fifty five years of age and qualify for Government financing covering part of the cost.

#### 1. Automobile division

An early-termination plan has been set up for Automobile division employees in France, in application of an internal agreement dated March 4, 1999 and an industry-wide agreement signed on July 26, 1999 by UIMM (the industry federation) with the support of the majority of trade unions represented within the Group.

#### 2. Automotive Equipment division

Following further negotiations between UIMM and the trade unions, in March 2001, the plan was extended to additional companies, including the Faurecia group.

### B. ESTIMATED LIABILITY

#### 1. Calculation method

The estimated cost to be financed by the Group corresponds to the total benefits payable to the employees concerned, net of government funding. The present value of the liability has been calculated by applying a discount rate of 3% and an inflation rate of 2%. The short-term portion is included in "Other payables" and the long-term portion is reported under "Provisions for contingencies and liabilities".

#### 2. Change in estimated liability

| *(in millions of euros)* | Other payables | Provisions for contingencies and liabilities | Total |
|---|---|---|---|
| **Balance as of December 31, 2003** | **106** | **317** | **423** |
| Early-termination cost for the year | (102) | - | (102) |
| Changes in employee numbers | - | (8) | (8) |
| Discounting adjustment | (4) | 36 | 32 |
| Transfer from long-term to short-term | 110 | (110) | - |
| **Balance as of December 31, 2004** | **110** | **235** | **345** |

The overall €24 million charge recorded in the income statement includes a €32 million discounting adjustment and an €8 million impact corresponding to the cumulative effect of changes in employee numbers. The €102 million reversal is offset by a charge which corresponds to the Group's contribution to the Unedic Fund responsible for paying benefits to beneficiaries, less the sums received from the State to help finance early-termination measures.

### C. NUMBER OF EMPLOYEES CONCERNED

As of December 31, 2004, ten thousands and five hundred eighty five employees were concerned by the plans, including five hundred and sixty nine Faurecia group employees.

# Note 44 – Pensions and other employee benefits

## A. SUPPLEMENTARY PENSIONS AND RETIREMENT BONUSES

Group employees in certain countries – mainly France, the United Kingdom and Germany – are entitled to supplementary pension benefits, payable annually, or retirement bonuses, representing one-off payments made at the time of retirement.

This note describes the accounting treatment of obligations under defined benefit plans as opposed to defined contribution plans under which the Group has no future obligations towards employees.

### 1. Calculation base

The Group's obligation under these supplementary pension and retirement bonus plans is calculated on an actuarial basis by independent actuaries using models based on the method defined in US standard SFAS 87. The projected benefit obligation is measured every year for the main plan and every three years for the other plans, except where more frequent vauations are necessary to take into account changes in actuarial assumptions. The most recent actuarial valuations for the principal plans were carried out as of December 31, 2004 based on:

- retirement age assumptions, generally based on retirement at the age of sixty for employees in France or after sixty in the case of employees who have not paid pension contributions over the minimum period required to qualify for a full pension under the government-sponsored scheme;
- an appropriate discount rate;
- an appropriate inflation rate.

Deferred items include:

- unrecognized net gains and losses corresponding to the effect of changes in actuarial assumptions, together with the difference between the actual return on plan assets held in external funds and the return calculated based on the estimated yield on long-term investments;
- unrecognized transition obligations corresponding to gains and losses arising on adoption of SFAS 87 and following retroactive plan amendments (past service cost).

These gains and losses, which are not recognized in the balance sheet, are amortized over the estimated average remaining service lives of employees.

Total pension obligations, including deferred items, are intended to be funded by contributions to external funds. The portion of external funds which covers in full or in part the deferred items is recorded under "Other non-current assets".

### 2. Assumptions used

The assumptions used to calculate the Group's obligation for pension and other employee benefits were as follows for 2004, 2003 and 2002:

| | Euro zone | United Kingdom |
|---|---|---|
| **Discount rate** | | |
| **2004** | **4.50%** | **5.00%** |
| 2003 | 4.50% | 5.00% |
| 2002 | 5.25% | 6.00% |
| **Inflation rate** | | |
| **2004** | **2.00%** | **2.25%** |
| 2003 | 2.00% | 2.25% |
| 2002 | 1.75% | 2.25% |

| | France | United Kingdom |
|---|---|---|
| **Expected return on long-term investments** | | |
| **2004** | **6.00%** | **7.00%** |
| 2003 | 6.00% | 7.00% |
| 2002 | 6.50% | 7.25% |

Mortality and staff turnover assumptions used are based on the specific economic conditions of each Group company or the country in which they operate.

## 3. Obligations and funded status

### *3.1. At December 31*

| *(in millions of euros)* | | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Present value of projected benefit obligation** | | | | |
| French companies | | 1,240 | 1,209 | 1,047 |
| Foreign companies | | 1,996 | 1,985 | 1,678 |
| | **Total A** | **3,236** | **3,194** | **2,725** |
| **Funded status** | | | | |
| *Market value as of December 31 of prior years' funding* | | | | |
| French companies | | 641 | 634 | 636 |
| Foreign companies | | 1,223 | 1,095 | 947 |
| | Total (1) | 1,864 | 1,729 | 1,583 |
| *Funding to external organizations for the year* | | | | |
| French companies | | 219 | 8 | 9 |
| Foreign companies | | 65 | 55 | 76 |
| | Total (2) | 284 | 63 | 85 |
| *Market value of external funds at December 31* | | | | |
| French companies | | 860 | 642 | 645 |
| Foreign companies | | 1,288 | 1,150 | 1,023 |
| | **Total B = (1) + (2)** | **2,148** | **1,792** | **1,668** |
| **Deferred items** | | | | |
| *Transition obligation* | | | | |
| French companies | | 3 | 2 | 5 |
| Foreign companies | | 3 | (2) | (14) |
| | Total (3) | 6 | - | (9) |
| *Past service cost* | | | | |
| French companies | | 11 | 12 | 13 |
| Foreign companies | | 8 | 13 | 17 |
| | Total (4) | 19 | 25 | 30 |
| *Unrecognized net actuarial gains and losses* | | | | |
| French companies | | 461 | 496 | 377 |
| Foreign companies | | 542 | 721 | 583 |
| | Total (5) | 1,003 | 1,217 | 960 |
| *Total deferred items* | | | | |
| French companies | | 475 | 510 | 395 |
| Foreign companies | | 553 | 732 | 586 |
| | **Total C = (3) + (4) + (5)** | **1,028** | **1,242** | **981** |
| **Total, net** | D = A - B - C | **60** | **160** | **76** |
| **Amounts recognized in the balance sheet** | | | | |
| **Provisions** | | | | |
| French companies | | 106 | 171 | 113 |
| Foreign companies | | 174 | 136 | 134 |
| | Total | 280 | 307 | 247 |
| | o/w manufacturing and sales companies | 271 | 300 | 240 |
| | o/w finance companies | 9 | 7 | 7 |
| **Funding surpluses** | | | | |
| French companies | | 202 | 112 | 107 |
| Foreign companies | | 18 | 35 | 64 |
| | Total | 220 | 147 | 171 |
| | o/w manufacturing and sales companies | 214 | 142 | 167 |
| | o/w finance companies | 6 | 5 | 4 |
| **Total, net in balance sheet** | | **60** | **160** | **76** |

### *3.2. Changes during the year*

| *(in millions of euros)* | | |
|---|---|---|
| **Present value of projected benefit obligation** | | |
| As of January 1 | | 3,194 |
| Service cost and one-year discounting adjustment | | 252 |
| Benefits paid in 2004 | | (132) |
| Change in actuarial assumptions | | (65) |
| Effect of changes in pension plans | | (10) |
| Changes in scope of consolidation | | (1) |
| Translation adjustment and other movements | | (2) |
| **As of December 31** | **A** | **3,236** |
| **Funded status** | | |
| As of January 1 | | 1,792 |
| Expected return on external funds | | 123 |
| Benefits paid in 2004 | | 173 |
| Change in fair value of external funds | | 66 |
| Changes in scope of consolidation | | (1) |
| Translation adjustment and other movements | | (5) |
| **As of December 31** | **B** | **2,148** |
| **Deferred items** | | |
| As of January 1 | | (1,242) |
| Amortization for the year | | 83 |
| New deferred items for 2004 | | 130 |
| Effect of changes in pension plans | | 4 |
| Changes in scope of consolidation | | 1 |
| Translation adjustment and other movements | | (4) |
| **As of December 31** | **C** | **(1,028)** |
| **Balance sheet provisions less funding surpluses** | | |
| As of January 1 | | 160 |
| Additions for the year | | 212 |
| Payments to external funds | | (305) |
| Effect of changes in pension plans and settlements | | (6) |
| Translation adjustment and other movements | | (1) |
| **As of December 31** | **D** | **60** |

## 4. Periodic pension cost

The total obligation is determined at each year-end as explained above. The periodic pension cost each year corresponds to:

- service cost, representing the benefit entitlements earned by employees during the year;
- interest cost, corresponding to adjustments to the discounted present value of the opening projected benefit obligation;
- amortization of deferred items.

The periodic pension cost is partially offset by the return on external funds, calculated on the basis of a standard rate of return on long term investments. The difference between the expected rate of return and the actual return on external funds (8.8% in 2004 for French funds and 10.3% for UK funds) is deducted from or added to the unamortized net obligation.

The periodic pension cost is included in payroll costs and can be analyzed as follows:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| French companies | (42) | (40) | (37) |
| Foreign companies | (53) | (43) | (44) |
| **Service cost** | **(95)** | **(83)** | **(81)** |
| French companies | (55) | (48) | (64) |
| Foreign companies | (102) | (89) | (90) |
| **Interest cost** | **(157)** | **(137)** | **(154)** |
| French companies | 43 | 40 | 58 |
| Foreign companies | 80 | 71 | 82 |
| **Return on external funds** | **123** | **111** | **140** |
| French companies | (32) | (26) | (21) |
| Foreign companies | (51) | (31) | (14) |
| **Amortization of deferred items** | **(83)** | **(57)** | **(35)** |
| French companies | 6 | - | (82) |
| Foreign companies | - | 1 | 1 |
| **Curtailments and settlements** | **6** | **1** | **(81)** |
| French companies | (80) | (74) | (146) |
| Foreign companies | (126) | (91) | (65) |
| **Total** | **(206)** | **(165)** | **(211)** |
| o/w manufacturing and sales companies | (202) | (162) | (208) |
| o/w finance companies | (4) | (3) | (3) |

## B. LONG-SERVICE AWARDS

The Group estimates its liability for long-service awards payable to employees who fulfill certain seniority criteria. The calculations are performed using the same method and assumptions as for supplementary pension benefits and retirement bonuses (note 44 A). The estimated liability is provisioned for in full in the accounts and amounts to:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| French companies | 29 | 23 | 22 |
| Foreign companies | 3 | 3 | 3 |
| **Total** | **32** | **26** | **25** |

## C. HEALTHCARE COSTS

In addition to the retirement obligations described above, Faurecia Exhaust Systems Inc., an American subsidiary of Faurecia, pays the healthcare costs of retired employees.

The related obligation is provisioned for in full in the consolidated financial statements and amounts to:

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| | **17** | **19** | **24** |

# Note 45 – Foreign exchange and interest rate risk management

## A. GENERAL PRINCIPLES

### 1. Currency risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. These risks primarily concern the Automobile division. Positions are managed primarily for the Automobile division by making forward purchases or sales of the currencies concerned, as soon as the foreign currency invoice is accounted for, through the PSA Peugeot Citroën Group's specialized company, PSA International S.A. (PSAI). PSAI also hedges currency risks on firm planned transactions to be carried out by the Automobile division in yen and pounds sterling (note 45 C 3).

PSAI also carries out transactions involving currency instruments as part of its activities. These transactions, which are subject to very strict exposure limits, are closely monitored on a continuous basis. They are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën Group and do not have a material impact on consolidated net income.

### 2. Interest rate risk

Cash surpluses and short-term financing needs of manufacturing and sales companies –except automotive equipment companies– in euroland countries and the United Kingdom, are centralized at the level of GIE PSA Trésorerie which invests net cash reserves on the financial markets, mainly in short-term instruments indexed to floating rates.

The gross borrowings of manufacturing and sales companies –except automotive equipment companies– consist mainly of fixed and adjustable rate long-term loans. The entire debt is converted to floating rate by means of derivatives, in order to match cash surpluses exposure.

The finance companies provide wholesale financing to dealer networks and finance sales of vehicles to customers; generally at fixed rates of interest. Refinancing is generally at adjustable or floating rates, regardless of maturity.

Banque PSA Finance, which centralizes interest rate risks of the finance companies operating in the euro zone countries, manages these risks by entering into swaps and buying options to match interest rates on outstanding loans and the related refinancing. The finance companies in the United Kingdom use similar strategies to manage their own interest rate risks.

Since 2004, Banque PSA Finance has set up hedges in relation to future euro-denominated fixed rate loans (note 45 D 2).

Faurecia uses caps, swaps and other options in euros and US dollars to hedge interest rates on borrowings payable from January 2003 through December 2007.

A small proportion of interest rate risks of the manufacturing and sales companies and the finance companies is not hedged, in order to take advantage of market opportunities. The Value At Risk (VaR) represented by these unhedged positions is measured daily. The impact on income of gains and losses on these positions is not material.

### 3. Counterparty risks on financial instruments

The Group minimizes counterparty risks through internal control procedures which ensure that transactions are carried out only with major banks and financial institutions. Exposure limits are set by counterparty, based primarily on their credit rating. Internal control procedures include daily verification of compliance with these exposure limits. The Group's exposure to concentration of counterparty risks is not material.

## B. ACCOUNTING TREATMENT

Gains and losses on hedging positions related to actual or future transactions are accounted for on a symmetrical basis with the loss or gain on the underlying transaction.

Positions not qualifying as hedges are marked to market at the end of each period and the resulting unrealized gain or loss is included in income for the period.

In 2004 the accounting treatment of currency risk was amended as follows:
- the amortization over the invoicing period of premiums on options used to hedge future cash flows –which was previously included in operating margin– is now classified under "Interest income (expense), net". This corresponds to the amortization of the time value paid on the purchase of the premiums;
- the difference arising on accounting for hedges between the standard rate and the effective rate –which was previously included in "Other income and (expense), net– currency" is now included in operating margin.

When this method was applied to prior-period data, it had the following impact:

| *(in millions of euros)* | 2003 | 2002 |
|---|---|---|
| Operating margin | 19 | 16 |
| Interest income (expense), net | (7) | (3) |
| Other income (expense), net | (12) | (13) |
| **Net income** | - | - |

## C. MANUFACTURING AND SALES COMPANIES

As of December 31, 2004, 2003 and 2002, after eliminating intercompany transactions, open forward contracts in foreign currencies serving to fix the exchange rate used to record import and export transactions in the accounts, and financial instruments acquired in connection with the management of interest rates on investments and borrowings, were as follows:

### 1. Hedges of actual transactions

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Currency risk** | | | |
| Hedges of commercial transactions | | | |
| - Forward contracts | 1,322 | 1,006 | 1,116 |
| - Currency options | 368 | 125 | 164 |
| **Total** | **1,690** | **1,131** | **1,280** |
| Hedges of financing transactions | | | |
| - Forward contracts | 642 | 449 | 261 |
| - Currency swaps | 474 | 659 | 647 |
| **Total** | **1,116** | **1,108** | **908** |
| **Interest rate risk** | | | |
| Hedges of financing transactions | | | |
| - Interest rate swaps | 7,832 | 7,685 | 9,574 |
| - Purchase of caps | 2,970 | 3,779 | 2,229 |
| - Collars | - | 100 | 45 |
| - FRA | - | 3,315 | 100 |
| - Other | 562 | - | - |
| **Total** | **11,364** | **14,879** | **11,948** |

### 2. Maturities of hedging instruments as of December 31, 2004

| *(in millions of euros)* | Total | Within 1 year | 1 to 5 years | Beyond 5 years |
|---|---|---|---|---|
| **Currency risk** | | | | |
| Hedges of commercial transactions | | | | |
| - Forward contracts | 1,322 | 1,322 | - | - |
| - Currency options | 368 | 368 | - | - |
| **Total** | **1,690** | **1,690** | **-** | **-** |
| Hedges of financing transactions | | | | |
| - Forward contracts | 642 | 642 | - | - |
| - Currency swaps | 474 | 264 | 119 | 91 |
| **Total** | **1,116** | **906** | **119** | **91** |
| **Interest rate risk** | | | | |
| Hedges of financing transactions | | | | |
| - Interest rate swaps | 7,832 | 2,395 | 3,246 | 2,191 |
| - Purchase of caps | 2,970 | 1,770 | 1,200 | - |
| - Other | 562 | 141 | 421 | - |
| Total | 11,364 | 4,306 | 4,867 | 2,191 |

### 3. Currency hedges on future transactions

The Group has purchased yen against euro put options to guarantee the minimum exchange rate on vehicle sales in Japan. As of December 31, 2004, 2003 and 2002, the nominal amounts hedged by put options were as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **174** | **511** | **706** |

The Group has purchased pound sterling against euro put options to guarantee the minimum exchange rate on vehicle sales in pound sterling. As of December 31, 2004, 2003 and 2002, the nominal amounts hedged by put options were as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **2,036** | **2,312** | **-** |

The Faurecia group uses forward purchase and sale contracts and options as hedges of commercial transactions in progress at December 31, 2004 and transactions planned in 2005. As of December 31, 2004, 2003 and 2002, the nominal amounts hedged for planned transactions were as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| | **120** | **145** | **135** |

### 4. Non-hedging transactions

The gains and losses recorded by PSA International, the finance subsidiary specialized in managing currency risks on financial instruments not qualifying as hedges, generally correspond to gains and losses on closed positions – representing foreign exchange purchase and sale contracts for the same amount – which serve to fix margins without exposing the subsidiary to the risk of losses resulting from an unfavorable future movement in exchange rates. Pre-tax profits on these trading transactions amounted to €4.5 million in 2004, €5.1 million in 2003 and €4.6 million in 2002.

### 5. Currency risk

The net position of the manufacturing and sales companies in the main foreign currencies is as follows:

| *(in millions of euros)* | GBP | YEN | USD | PLN | CHF | BRL | Other |
|---|---|---|---|---|---|---|---|
| Total assets | 562 | 206 | 308 | 119 | 37 | 11 | 535 |
| Total liabilities | (590) | - | (108) | (40) | - | (21) | (100) |
| **Net position before hedging** | **(28)** | **206** | **200** | **79** | **37** | **(10)** | **435** |
| Off-balance sheet position | 16 | (250) | (223) | (52) | (37) | 9 | (461) |
| **Net position after hedging** | **(12)** | **(44)** | **(23)** | **27** | **-** | **(1)** | **(26)** |

The above table shows the Group position arising from all transactions recognized in the balance sheet at December 31, 2004. The Group has also purchased yen against euro put options for future vehicle sales in Japan and pound sterling put options for all its transactions in that currency (note 45 C 3).

### 6. Interest rate risk

| *(in millions of euros)* | Intraday to 1 year | 1 to 5 years | More than 5 years | Total |
|---|---|---|---|---|
| Total assets | 7,329 | 87 | 74 | 7,490 |
| Total liabilities | (3,627) | (418) | (2,203) | (6,248) |
| **Net position before hedging** | **3,702** | **(331)** | **(2,129)** | **1,242** |
| Off-balance sheet position | (2,382) | 292 | 2,090 | - |
| **Net position after hedging** | **1,320** | **(39)** | **(39)** | **1,242** |

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debt based on the next rate adjustment date.

In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A 1 percentage point decrease in interest rates would have the effect of reducing net interest income by €3 million.

## D. FINANCE COMPANIES

As of December 31, 2004, 2003 and 2002, after eliminating intercompany transactions, outstanding contracts on financial instruments used to match interest and exchange rates on customer loans and the related refinancing were as follows:

### 1. Hedges of actual transactions

| *(in millions of euros)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Currency risk** | | | |
| Currency swaps | 663 | 1,050 | 1,488 |
| Forward contracts | 1,018 | 877 | 1,253 |
| **Total** | **1,681** | **1,927** | **2,741** |
| **Interest rate risk** | | | |
| Hedges of financing transactions | | | |
| - Interest rate swaps | 24,851 | 23,857 | 23,120 |
| - Purchases of caps and collars | - | - | 192 |
| - Futures | 13 | 14 | 340 |
| - Swaptions | 255 | - | - |
| **Total** | **25,119** | **23,871** | **23,652** |

### 2. Maturities of hedging instruments as of December 31, 2004

| *(in millions of euros)* | Total | Within 1 year | 1 to 5 years | Beyond 5 years |
|---|---|---|---|---|
| **Currency risk** | | | | |
| Currency swaps | 663 | 210 | 453 | - |
| Forward contracts | 1,018 | 1,018 | - | - |
| **Total** | **1,681** | **1,228** | **453** | **-** |
| **Interest rate risk** | | | | |
| Hedges of financing transactions | | | | |
| - Interest rate swaps | 24,851 | 10,660 | 12,539 | 1,652 |
| - Futures | 13 | 13 | - | - |
| - Swaptions | 255 | 255 | - | - |
| **Total** | **25,119** | **10,928** | **12,539** | **1,652** |

### 3. Interest rate hedges on future transactions

In order to guarantee a maximum refinancing cost for new euro-denominated retail loans granted in 2005, Banque PSA Finance has purchased interest rate swaptions maturing in the second, third and fourth quarters of 2005.

The notional amounts and the maturities of the underlying swaps (from one to five years) correspond to the projected maturities of estimated new loans for the same period. At December 31, 2004, the notional amount came to €3,662 million.

### 4. Currency risk

The net position of the finance companies in the main foreign currencies is as follows:

| *(in millions of euros)* | GBP | YEN | USD | CHF | Other |
|---|---|---|---|---|---|
| Total assets | 910 | - | 17 | 282 | 55 |
| Total liabilities | - | (175) | (162) | - | (59) |
| **Net position before hedging** | **910** | **(175)** | **(145)** | **282** | **(4)** |
| Off-balance sheet position | (910) | 175 | 145 | (282) | 4 |
| **Net position after hedging** | **-** | **-** | **-** | **-** | **-** |

### 5. Interest rate risk

| *(in millions of euros)* | Intraday to 1 year | 1 to 5 years | More than 5 years | Total |
|---|---|---|---|---|
| Total assets | 15,485 | 6,198 | - | 21,683 |
| Total liabilities | (16,089) | (2,526) | (452) | (19,067) |
| **Net position before hedging** | **(604)** | **3,672** | **(452)** | **2,616** |
| Off-balance sheet position | 1,182 | (1,602) | 452 | 32 |
| **Net position after hedging** | **578** | **2,070** | **-** | **2,648** |

This table analyzes fixed rate assets and debt by maturity and adjustable rate assets and debt based on the next rate adjustment date.

In the statement of off-balance sheet items, swaps and other derivative instruments are reported as positive amounts (lender leg) and negative amounts (borrower leg).

A one percentage point decrease in interest rates would have the effect of reducing net interest income by €1.4 million.

The net position after hedging for assets and liabilities due in one to five years corresponds to net assets covered by Banque PSA Finance Group stockholders' equity.

## Note 46 – Equity risk

Equity risk corresponds to the price risk arising from an unfavorable change in the price of equities held by the Group.

| *(in millions of euros)* | Equities and units in equity funds | Own shares |
|---|---|---|
| Net position - Assets | 161 | 185 |
| Off-balance sheet position | - | - |
| Total net position | 161 | 185 |
| Sensitivity | (3) | - |

The portfolio of equities and units in equity funds includes €66 million worth of securities with limited liquidity (note 16), €62 million in listed equities carried in the balance sheet under short-term investments (note 26) and €33 million in equities under management.

The portfolio of own shares is being held for allocation on exercise of employee stock options (note 26).

Equities are stated at the lower of cost and market. In substantially all cases, the market value net of a 10% discount exceeds the securities' book value. Consequently, sensitivity of earnings to a fall in value is limited to €3 million.

# Note 47 – Fair value of financial instruments

The fair value of financial instruments held by the Group is estimated in accordance with SFAS 107. The fair value of financial instruments not intended to be sold is estimated only in cases where this is practicable based on market data.

The main valuation methods applied are as follows:

- Shares in non-consolidated companies: as explained in note 1 M, these securities represent Group interests in subsidiaries that are not controlled by the Group. Their fair value cannot be estimated due to the absence of meaningful market data.
- Short-term investments and fixed rate debentures quoted on organized markets are valued at the year-end market price.
- The fair value of fixed rate loans and borrowings with maturities in excess of three months is calculated by discounting future cash flows at year-end market rates of interest. The fair value of fixed rate loans and borrowings converted into variable rate loans and borrowings by means of interest rate swaps is close to their book value.
- The fair value of variable rate loans and borrowings, cash and short-term financing is considered as being equivalent to their book value.
- The fair value of finance receivables is estimated by discounting future cash flows at the interest rates at which similar loans were granted at year-end.

## A. BALANCE SHEET INSTRUMENTS

As of December 31, the book values and fair values of balance sheet instruments were as follows:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| *(in millions of euros)* | Book value | Fair value | Book value | Fair value | Book value | Fair value |
| **ASSETS** | | | | | | |
| **Manufacturing and sales companies** | | | | | | |
| Receivables and investment securities | 1,877 | 1,994 | 591 | 696 | 929 | 996 |
| Shares in non-consolidated companies | 65 | 65 | 63 | 63 | 85 | 85 |
| Short-term loans | 238 | 238 | 301 | 301 | 397 | 397 |
| Short-term investments | 602 | 644 | 937 | 1,146 | 1,089 | 1,381 |
| Cash and cash equivalents | 4,951 | 4,951 | 4,880 | 4,880 | 4,532 | 4,532 |
| **Finance companies** | | | | | | |
| Long-term loans and investment securities | 79 | 79 | 225 | 225 | 196 | 196 |
| Finance receivables | 18,495 | 18,552 | 17,185 | 17,211 | 15,732 | 15,926 |
| Other customer loans | 140 | 140 | 112 | 112 | 295 | 295 |
| Short-term investments | 2,334 | 2,836 | 2,268 | 2,268 | 2,261 | 2,261 |
| Cash and cash equivalents | 524 | 524 | 738 | 738 | 762 | 762 |
| **LIABILITIES** | | | | | | |
| **Manufacturing and sales companies** | | | | | | |
| Long-term debt | 3,370 | 3,358 | 3,609 | 3,596 | 3,499 | 3,481 |
| Current portion of long-term debt | 118 | 118 | 270 | 270 | 311 | 311 |
| Short-term financing and bank overdrafts | 2,799 | 2,799 | 2,350 | 2,350 | 2,451 | 2,451 |
| **Finance companies** | | | | | | |
| Bank borrowings | 7,058 | 7,058 | 5,887 | 5,887 | 6,643 | 6,643 |
| Other borrowings | 11,689 | 11,689 | 12,009 | 12,009 | 10,426 | 10,426 |

### B. OFF-BALANCE SHEET INSTRUMENTS

Derivative instruments not acquired as hedges of balance sheet positions consist mainly of:

Yen put options, with the following characteristics:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Nominal amount | 174 | 511 | 765 |
| Premiums paid | 4 | 11 | 20 |
| Fair value | 19 | 53 | 43 |

Pound sterling put options, with the following characteristics:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Nominal amount | 2,036 | 2,312 | N/A |
| Premiums paid | 32 | 50 | N/A |
| Fair value | 52 | 58 | N/A |

The characteristics of forward purchase and sale contracts and options entered into by Faurecia as hedges of commercial transactions in progress at December 31, 2004 and transactions planned in 2005 are as follows:

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Nominal amount | 119 | 145 | 135 |
| Premiums paid | - | - | - |
| Fair value | 9 | 4 | - |

## Note 48 – Commitments and contingencies

### A. SPECIFIC COMMITMENTS

Details of commitments related specifically to the following transactions are provided in the corresponding notes:
- Securitization of receivables by the manufacturing and sales companies – note 21 A.
- Securitization of automobile loans by the finance companies – note 22 A.
- Supplementary pension, retirement and other employee benefit obligations – note 44.
- Management of foreign exchange and interest rate risks – note 45.
- Equity risk – note 46.

### B. ROUTINE COMMITMENTS

#### 1. Routine commitments as of December 31

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Manufacturing and sales companies** | | | |
| Capital commitments for the acquisition of property, plant and equipment | 2,059 | 1,750 | 2,083 |
| Orders for research and development work | 27 | 37 | 40 |
| Non-cancelable lease commitments | 734 | 770 | 767 |
| Securities subscription and purchase commitments [1] | - | 131 | 217 |
| **Total** | **2,820** | **2,688** | **3,107** |
| **Finance companies** | | | |
| Financing commitments to customers | 899 | 1,045 | 1,012 |
| Guarantees given on behalf of customers and credit institutions | 122 | 101 | 69 |
| Other securities-related commitments | - | - | 290 |
| **Total** | **1,021** | **1,146** | **1,371** |
| Other guarantees given | 559 | 246 | 202 |
| Pledged or mortgaged assets | 426 | 498 | 458 |

*(1) This commitment related to the Chinese company Dongfeng Peugeot Citroën Automobile-DPCA, which is accounted for by the equity method.*

### 2. Details of pledged assets as of December 31, 2004

| (in millions of euros) | Expiry date | Value |
|---|---|---|
| Intangible assets | N/A | N/A |
| Property, plant and equipment | Indefinite | **23** |
| Investments | | |
| | 2005 | 31 |
| | 2006 | 4 |
| | 2007 | 125 |
| | 2008 | 73 |
| | 2009 | 78 |
| | >2009 | 92 |
| | | 403 |
| | **Total** | **426** |
| **Total assets** | | **60,466** |
| | **%** | **0.7%** |

## C. CONTINGENCIES

### 1. Tax audit risks

Group companies in France and in other countries are subject to regular tax audits. Potential reassessments resulting from these audits are provisioned for.

### 2. End-of-life vehicles

European Directive 2000/53/EC of September 18, 2000 on end-of-life vehicles provides that:

"Member States shall take the necessary measures to ensure that the delivery of the vehicle to an authorized treatment facility (...) occurs without any cost for the last holder and/or owner (...),

Member States shall take the necessary measures to ensure that producers meet all, or a significant part of, the costs of the implementation of this measure and/or take back end-of life vehicles (...):

- as from July 1, 2002 for vehicles put on the market as from this date,
- as from January 1, 2007 for vehicles put on the market before July 1, 2002."

As of December 31, 2004:

Twelve countries had new or existing legislation that fully complied with the Directive. Based on current estimates:

- for ten of these countries, any residual costs payable by the Group are not expected to be material;
- for Germany and the Netherlands, a provision has been booked for a total of €53 million.

In ten other countries, the legislation is not yet complete, either because no enabling decree has been issued (e.g. in France), or only part of the Directive has been transposed into national law (e.g. the UK). No residual costs are expected to arise under the legislation currently in force in these countries.

Ireland, Estonia and Poland have yet to establish any legislation on the matter. However, it seems likely that the European Directive will be transposed into national law in 2005.

In the case of these last three countries – as well as the countries where legislation is incomplete – as there are currently no official regulations or guidelines, it is not possible to determine with any degree of certainty whether there will be any residual costs to be met by the Group.

### 3. European Commission inquiry in process

Further to investigations carried out in 1999 and 2003 in relation to Automobile Peugeot, Peugeot Deutschland GmbH and Peugeot Nederland BV, the European Commission has issued a Statement of Objections to the three companies stating that they implemented practices aimed at restricting export sales of vehicles from Germany and the Netherlands between 1995 and 2003.

Automobiles Peugeot and its two subsidiaries concerned sent their reply to the Commission on July 30, 2004, claiming that they have not breached European antitrust rules. Since then, the Commission has requested further documentation.

In view of the status of this procedure, no provision has been recorded in relation to this issue in the consolidated financial statements.

### 4. Individual right to training for employees

In accordance with Act no. 2004-391 of May 4, 2004 relating to professional training in France, all Group subsidiaries operating in France offer their employees an individual training allowance set at a minimum of 20 training hours per annum. These hours can be accumulated over a maximum of six years, at the end of which the total entitlement is capped at 120 hours. In accordance with Opinion no. 2004-F issued by the CNC Urgent Issues Task Force on October 13, 2004, the Group did not record any provisions in respect of the new legislation in its 2004 accounts.

# Note 49 – Maturities of commitments

The Group's commitments analyzed by maturity in the tables below are reported in the following notes:

- Long-term debt of manufacturing and sales companies – notes 32 A and 32 D.
- Financing liabilities of finance companies – note 34 A.
- Lines of credit – note 41.
- Off-balance sheet commitments – note 48.

## A. CONTRACTUAL COMMITMENTS

### 1. Manufacturing and sales companies

| | | Payments due by period | | |
|---|---|---|---|---|
| *(in millions of euros)* | Total | Within 1 year | 1 to 5 years | More than 5 years |
| Borrowings | 3,488 | 118 | 1,098 | 2,272 |
| Obligations under finance leases | 199 | 33 | 94 | 72 |
| Commitments under operating leases | 734 | 129 | 335 | 270 |
| Irrevocable purchase commitments | 2,086 | 2,064 | 22 | - |
| **Total** | **6,507** | **2,344** | **1,549** | **2,614** |

### 2. Finance companies

| | | Payments due by period | | |
|---|---|---|---|---|
| *(in millions of euros)* | Total | Within 1 year | 1 to 5 years | More than 5 years |
| Borrowings | 18,597 | 10,993 | 7,094 | 510 |
| **Total** | **18,597** | **10,993** | **7,094** | **510** |

## B. OTHER COMMERCIAL COMMITMENTS

### 1. Manufacturing and sales companies

| | | Commitments by period | | |
|---|---|---|---|---|
| *(in millions of euros)* | Total | Within 1 year | 1 to 5 years | More than 5 years |
| *Confirmed lines of credit not utilized – (commitments received)* | *(9,731)* | *(131)* | *(6,300)* | *(3,300)* |
| Guarantees – commitments given | 985 | 125 | 644 | 216 |

### 2. Finance companies

Financing commitments given to customers by the finance companies in the amount of €899 million have no fixed maturity.

# Note 50 – Earnings per share

Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the year.

The average number of shares is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock (excluding shares acquired for allocation on exercise of stock options, which are carried in the balance sheet under "Short-term investments" (see note 28 G). On this basis, there are no potentially dilutive instruments outstanding.

# Note 51 – Directors' compensation

| *(in millions of euros)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Compensation allocated:** | | | |
| - to members of the management bodies | 8.2 | 7.3 | 7.8 |
| - to members of the Supervisory Board | 0.8 | 0.7 | 0.5 |
| **Total** | **9.0** | **8.0** | **8.3** |

Members of management bodies include members of the Managing Board, the Executive Committee and Senior Management.

At December 31, 2004, 2003 and 2002, members of the Group's management held the following numbers of options to purchase shares of Peugeot S.A. granted under stock option plans set up since 1999:

| *(number of options)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Stock purchase options | **1,764,500** | **1,373,600** | **977,600** |

# Note 52 – Auditors' fees

Fees paid to the Group's statutory auditors and other audit firms break down as follows for 2004 and 2003:

| | PricewaterhouseCoopers | | Constantin | | Ernst & Young | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| **Audit** | | | | | | | | | | |
| Statutory audit and contractual audits | 8.7 | 7.9 | 1.2 | 1.1 | 0.8 | 0.8 | 0.1 | 0.1 | 10.8 | 9.9 |
| Other engagements | 0.7 | 1.4 | - | - | - | 0.1 | 0.1 | - | 0.8 | 1.5 |
| **Sub-total** | **9.4** | **9.3** | **1.2** | **1.1** | **0.8** | **0.9** | **0.2** | **0.1** | **11.6** | **11.4** |
| % of total | 94% | 84% | 100% | 100% | 62% | 69% | 67% | 100% | 91% | 84% |
| **Other services** | | | | | | | | | | |
| Tax and legal | 0.6 | 1.7 | - | - | 0.4 | 0.3 | 0.1 | - | 1.1 | 2.0 |
| Internal audit | - | - | - | - | 0.1 | 0.1 | - | - | 0.1 | 0.1 |
| Other advisory services | - | 0.1 | - | - | - | - | - | - | - | 0.1 |
| **Sub-total** | **0.6** | **1.8** | **-** | **-** | **0.5** | **0.4** | **0.1** | **-** | **1.2** | **2.2** |
| % of total | 6% | 16% | 0% | 0% | 38% | 31% | 33% | - | 9% | 16% |
| **Total** | **10.0** | **11.1** | **1.2** | **1.1** | **1.3** | **1.3** | **0.3** | **0.1** | **12.8** | **13.6** |
| o/w Automotive Equipment division | 3.4 | 4.0 | - | - | 1.2 | 1.2 | - | - | 4.6 | 5.2 |
| Other divisions | 6.6 | 7.1 | 1.2 | 1.1 | 0.1 | 0.1 | 0.3 | 0.1 | 8.2 | 8.4 |

# Note 53 – Subsequent event

### Announcement of the sale of Panhard to Auverland

On January 12, 2005, the Group announced its intention to sell its stake in *Société de Construction Mécanique Panhard et Levassor* to the Auverland group.

Panhard, a wholly-owned subsidiary of Peugeot S.A., designs and manufactures light-armored vehicles and is a major supplier to the French army, as well as to fourty five other armies worldwide. In 2003, with a workforce of 261 people, Panhard reported sales of €61.7 million. The transaction is expected to be completed by March 31, 2005.

# Five-year consolidated statement of income

| *(in millions of euros)* | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| MANUFACTURING AND SALES COMPANIES | | | | | |
| **Net sales** | **55,297** | **52,683** | **52,906** | **50,288** | **42,978** |
| **Operating expenses** | | | | | |
| Cost of goods and services sold | (43,729) | (41,176) | (40,378) | (38,647) | (31,946) |
| Selling, general and administrative expenses | (7,780) | (7,613) | (8,053) | (7,504) | (7,550) |
| Research and development costs | (2,118) | (2,098) | (1,865) | (1,733) | (1,625) |
| | **(53,627)** | **(50,887)** | **(50,296)** | **(47,884)** | **(41,121)** |
| **Operating margin** | **1,670** | **1,796** | **2,610** | **2,404** | **1,857** |
| **Early-termination plan costs** | **(24)** | **(19)** | **(158)** | **(31)** | **32** |
| **Other income and (expenses)** | | | | | |
| Restructuring costs | (69) | (42) | (124) | (115) | (41) |
| Interest income (expense), net | (99) | (30) | (28) | (48) | 86 |
| Other income and (expense), net | 202 | 197 | 9 | 193 | 21 |
| | **34** | **125** | **(143)** | **30** | **66** |
| **Income before tax of fully-consolidated companies** | **1,680** | **1,902** | **2,309** | **2,403** | **1,955** |
| Income taxes | (494) | (563) | (666) | (750) | (601) |
| **Net income of fully-consolidated manufacturing and sales companies** | **1,186** | **1,339** | **1,643** | **1,653** | **1,354** |
| FINANCE COMPANIES | | | | | |
| **Revenues** | | | | | |
| From third parties | 1,500 | 1,555 | 1,530 | 1,375 | 1,203 |
| *From Group manufacturing and sales companies* | *241* | *169* | *170* | *212* | *184* |
| | **1,741** | **1,724** | **1,700** | **1,587** | **1,387** |
| **Operating expenses** | **(1,229)** | **(1,306)** | **(1,381)** | **(1,339)** | **(1,123)** |
| **Operating margin** | **512** | **418** | **319** | **248** | **264** |
| **Other income and (expenses)** | **(3)** | **(5)** | **(3)** | **(4)** | **(3)** |
| **Income before tax of fully-consolidated companies** | **509** | **413** | **316** | **244** | **261** |
| Income taxes | (182) | (122) | (111) | (85) | (112) |
| **Net income of fully-consolidated finance companies** | **327** | **291** | **205** | **159** | **149** |
| **Net income of fully-consolidated companies** | **1,513** | **1,630** | **1,848** | **1,812** | **1,503** |
| Net earnings of companies at equity | (8) | 46 | 22 | 9 | 19 |
| Amortization of goodwill | (128) | (158) | (163) | (140) | (199) |
| **Net income before minority interests** | **1,377** | **1,518** | **1,707** | **1,681** | **1,323** |
| (Income) loss attributable to minority interests | (20) | (21) | (17) | 10 | (11) |
| **Net income** | **1,357** | **1,497** | **1,690** | **1,691** | **1,312** |
| **Basic earnings per €1 par value share** | | | | | |
| - average number of common shares outstanding | 240,485,711 | 243,902,478 | 254,201,332 | 263,357,148 | 261,283 962 |
| - in euros, per share | 5.64 | 6.14 | 6.65 | 6.42 | 5.02 |

# Five-year consolidated balance sheets - Assets

| *(in millions of euros)* | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| MANUFACTURING AND SALES COMPANIES | | | | | |
| **Goodwill** | **1,899** | **1,964** | **2,120** | **2,225** | **1,054** |
| **Intangible assets** | **208** | **181** | **194** | **183** | **136** |
| **Property, plant and equipment** | **12,689** | **12,158** | **11,545** | **11,461** | **10,359** |
| **Investments** | | | | | |
| Receivables and investment securities | 1,877 | 591 | 929 | 624 | 1,110 |
| Investments in companies at equity | 593 | 550 | 351 | 215 | 203 |
| Shares in non-consolidated companies | 65 | 63 | 85 | 238 | 254 |
| *Loans to Group finance companies* | - | - | - | - | *339* |
| | **2,535** | **1,204** | **1,365** | **1,077** | **1,906** |
| **Other non-current assets** | | | | | |
| Long-term deferred income taxes | 376 | 415 | 308 | 184 | 86 |
| Other non-current assets | 312 | 239 | 257 | 204 | 176 |
| | **688** | **654** | **565** | **388** | **262** |
| **Current operating assets** | | | | | |
| Inventories | 7,078 | 6,660 | 6,167 | 6,218 | 5,171 |
| Accounts and notes receivable | 3,138 | 3,363 | 3,381 | 3,451 | 2,962 |
| Short-term income tax assets | 582 | 702 | 980 | 935 | 485 |
| Other receivables | 2,297 | 2,636 | 2,619 | 2,585 | 2,207 |
| *Receivables from Group finance companies* | *255* | *210* | *238* | *306* | *311* |
| | **13,350** | **13,571** | **13,385** | **13,495** | **11,136** |
| **Current financial assets** | | | | | |
| Loans | 238 | 301 | 397 | 260 | 207 |
| Short-term investments | 602 | 937 | 1,089 | 1,013 | 1,246 |
| Cash and cash equivalents | 4,951 | 4,880 | 4,532 | 5,520 | 3,143 |
| *Current account balances from Group finance companies* | *205* | *205* | *97* | *123* | *1,077* |
| | **5,996** | **6,323** | **6,115** | **6,916** | **5,673** |
| Total manufacturing and sales companies | 37,365 | 36,055 | 35,289 | 35,745 | 30,526 |
| FINANCE COMPANIES | | | | | |
| **Goodwill** | **70** | **75** | **80** | **86** | **90** |
| **Non-current assets** | | | | | |
| Intangible assets | 62 | 42 | 30 | 21 | 20 |
| Property, plant and equipment | 50 | 51 | 51 | 52 | 131 |
| Shares in non-consolidated companies | 1 | 13 | - | - | - |
| Long-term deferred income taxes | 26 | 40 | 47 | 29 | 28 |
| Investment securities | 48 | 185 | 186 | 187 | 187 |
| Other | 37 | 45 | 16 | 19 | 38 |
| | **224** | **376** | **330** | **308** | **404** |
| **Accounts receivable** | | | | | |
| Finance receivables | 18,495 | 17,185 | 15,732 | 15,740 | 14,155 |
| Other customer loans | 140 | 112 | 295 | 242 | 205 |
| *Receivables from manufacturing and sales companies* | *174* | *139* | *208* | *241* | *299* |
| | **18,809** | **17,436** | **16,235** | **16,223** | **14,659** |
| **Other operating assets** | | | | | |
| Short-term income tax assets | 71 | 84 | 63 | 53 | 16 |
| Other receivables | 991 | 953 | 923 | 742 | 550 |
| *Receivables from manufacturing and sales companies* | *78* | *79* | *65* | *41* | *99* |
| | **1,140** | **1,116** | **1,051** | **836** | **665** |
| **Current financial assets** | | | | | |
| Short-term investments | 2,334 | 2,268 | 2,261 | 1,406 | 31 |
| Cash and cash equivalents | 524 | 738 | 762 | 811 | 251 |
| *Receivables from manufacturing and sales companies* | - | - | - | *1* | *13* |
| | **2,858** | **3,006** | **3,023** | **2,218** | **295** |
| Total finance companies | 23,101 | 22,009 | 20,719 | 19,671 | 16,113 |
| Total assets | 60,466 | 58,064 | 56,008 | 55,416 | 46,639 |

# Five-year consolidated balance sheets - Liabilities and stockholders' Equity

| (in millions of euros) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Stockholders' equity** | | | | | |
| Common stock | 243 | 243 | 259 | 259 | 278 |
| Capital in excess of par value of stock | - | - | - | - | 276 |
| Retained earnings | 13,463 | 12,364 | 11,875 | 10,479 | 9,515 |
| Treasury stock | (264) | (16) | (568) | (51) | (507) |
| Cumulative translation adjustment | (745) | (727) | (582) | (405) | (201) |
| | **12,697** | **11,864** | **10,984** | **10,282** | **9,361** |
| MANUFACTURING AND SALES COMPANIES | | | | | |
| **Minority interests** | **614** | **617** | **640** | **689** | **579** |
| **Non-current liabilities** | | | | | |
| Long-term deferred income taxes | 1,457 | 1,329 | 1,104 | 1,163 | 1,129 |
| Provisions for contingencies and liabilities | 1,513 | 1,623 | 1,727 | 1,394 | 1,322 |
| Other long-term liabilities | 131 | 96 | 95 | 69 | 70 |
| | **3,101** | **3,048** | **2,926** | **2,626** | **2,521** |
| **Long-term debt** | **3,370** | **3,609** | **3,499** | **3,635** | **1,977** |
| **Current liabilities** | | | | | |
| Accounts and notes payable | 10,735 | 10,021 | 9,912 | 9,173 | 8,503 |
| Short-term income tax liabilities | 292 | 368 | 646 | 808 | 625 |
| Other payables | 5,464 | 5,401 | 5,228 | 5,409 | 4,413 |
| *Due to Group finance companies* | *94* | *96* | *84* | *86* | *117* |
| | **16,585** | **15,886** | **15,870** | **15,476** | **13,658** |
| **Short-term debt** | | | | | |
| Convertible debentures | - | - | - | - | 113 |
| Current portion of long-term debt | 118 | 270 | 311 | 299 | 408 |
| Short-term financing and bank overdrafts | 2,799 | 2,350 | 2,451 | 3,920 | 2,924 |
| *Bank overdrafts from Group finance companies* | *158* | *122* | *189* | *197* | *293* |
| | **3,075** | **2,742** | **2,951** | **4,416** | **3,738** |
| Total manufacturing and sales companies | 26,745 | 25,902 | 25,886 | 26,842 | 22,473 |
| FINANCE COMPANIES | | | | | |
| **Minority interests** | **45** | **70** | **91** | **103** | **79** |
| **Subordinated perpetual securities** | | | | | |
| **Non-current liabilities** | | | | | |
| Long-term deferred income taxes | 237 | 170 | 150 | 122 | 119 |
| Provisions for contingencies and liabilities | 62 | 53 | 53 | 45 | 31 |
| Subordinated and other debt | 7 | 64 | 108 | 113 | 113 |
| | **306** | **287** | **311** | **280** | **263** |
| **Financing liabilities** | | | | | |
| Bank borrowings | 7,058 | 5,887 | 6,643 | 5,503 | 4,084 |
| Other borrowings | 11,689 | 12,009 | 10,426 | 10,597 | 7,451 |
| Bank overdrafts | 92 | 169 | 145 | 172 | 440 |
| *Current account advances from manufacturing and sales companies* | - | - | - | - | *1,279* |
| | **18,839** | **18,065** | **17,214** | **16,272** | **13,254** |
| **Customer deposits** | | | | | |
| Customer deposits | 224 | 191 | 200 | 212 | 161 |
| *Deposits from Group manufacturing and sales companies* | *144* | *132* | *97* | *123* | *159* |
| | **368** | **323** | **297** | **335** | **320** |
| **Other operating liabilities** | | | | | |
| Short-term income tax liabilities | 71 | 75 | 64 | 106 | 43 |
| Other payables | 1,079 | 1,195 | 923 | 890 | 556 |
| *Due to Group manufacturing and sales companies* | *316* | *283* | *238* | *306* | *290* |
| | **1,466** | **1,553** | **1,225** | **1,302** | **889** |
| Total finance companies | 21,024 | 20,298 | 19,138 | 18,292 | 14,805 |
| Total liabilities and stockholders' equity | 60,466 | 58,064 | 56,008 | 55,416 | 46,639 |

# Five-year consolidated statement of cash flows

| *(in millions of euros)* | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **MANUFACTURING AND SALES COMPANIES** | | | | | |
| Net income of fully-consolidated companies | 1,186 | 1,339 | 1,643 | 1,653 | 1,354 |
| Adjustments to reconcile net income to net cash provided by operations | | | | | |
| - Depreciation and amortization | 2,389 | 2,214 | 2,165 | 1,974 | 1,877 |
| - Net increase (decrease) in provisions | (164) | (29) | 352 | 8 | (158) |
| - Change in long-term deferred income taxes | 172 | 115 | (80) | (107) | (32) |
| - (Gains) losses on disposals of assets and other | (124) | (113) | (38) | (97) | 186 |
| Dividends received from companies at equity | 6 | 21 | 17 | 9 | (6) |
| **Working capital provided by operations** | **3,465** | **3,547** | **4,059** | **3,440** | **3,221** |
| Change in operating assets and liabilities | 898 | (224) | 330 | (422) | (238) |
| **Net cash provided by operations – manufacturing and sales companies** | **4,363** | **3,323** | **4,389** | **3,018** | **2,983** |
| Proceeds from disposals of investments in non-consolidated companies | 2 | 6 | 5 | 23 | 23 |
| Proceeds from disposals of shares in subsidiaries | 28 | - | - | - | 30 |
| Proceeds from disposals of property, plant and equipment | 37 | 142 | 172 | 443 | 100 |
| Capital expenditure | (2,920) | (3,007) | (2,790) | (2,938) | (2,898) |
| Acquisitions of shares in subsidiaries | (166) | (225) | (56) | (1,575) | (18) |
| Investments in non-consolidated companies | (11) | (19) | (25) | (33) | (164) |
| Effect of changes in scope of consolidation and other | (85) | (20) | (268) | 54 | (134) |
| **Net cash used by investing activities – manufacturing and sales companies** | **(3,115)** | **(3,123)** | **(2,962)** | **(4,026)** | **(3,061)** |
| **FINANCE COMPANIES** | | | | | |
| Net income of fully-consolidated companies | 327 | 291 | 205 | 159 | 149 |
| Adjustments to reconcile net income to net cash provided by operations | 87 | 52 | 34 | 1 | 73 |
| **Working capital provided by operations** | **414** | **343** | **239** | **160** | **222** |
| Change in operating assets and liabilities | (700) | (92) | (282) | 325 | (887) |
| **Net cash provided (used) by operations – finance companies** | **(286)** | **251** | **(43)** | **485** | **(665)** |
| **Net cash provided (used) by investing activities – finance companies** | **(24)** | **(52)** | **80** | **68** | **104** |
| **GROUP** | | | | | |
| Dividends paid: | | | | | |
| - to Peugeot S.A. stockholders | (321) | (325) | (294) | (217) | (118) |
| - to minority stockholders of consolidated companies | (39) | (41) | (43) | (13) | (12) |
| Issuance of shares | - | - | - | 109 | 132 |
| Purchases of treasury stock | (248) | (147) | (517) | (458) | (257) |
| Buybacks of convertible debentures | - | - | - | - | (555) |
| Change in other financial assets and liabilities | (518) | 428 | (1 666) | 3 872 | 1 468 |
| Other | 34 | 14 | 46 | 123 | 38 |
| **Net cash provided (used) by financing activities** | **(1,092)** | **(71)** | **(2,474)** | **3,416** | **696** |
| Effect of exchange rate changes | 11 | (4) | (27) | (24) | (12) |
| **Increase (decrease) in cash and cash equivalents** | **(143)** | **324** | **(1,037)** | **2,937** | **45** |
| Cash and cash equivalents at beginning of period | 5,618 | 5,294 | 6,331 | 3,394 | 3,349 |
| **Cash and cash equivalents at period-end** | **5,475** | **5,618** | **5,294** | **6,331** | **3,394** |

PSA Peugeot Citroën Group

# Consolidated financial statements for the year ended December 31, 2004

# Prepared in accordance with IFRS

In millions of euros

# Consolidated statement of income

| | Year ended December 31, 2004 - IFRS | | | |
|---|---|---|---|---|
| *(in millions of euros)* | Manufacturing and sales companies | Finance companies | Eliminations | Total |
| **Sales and revenue (note 5)** | **54,745** | **1,601** | **(241)** | **56,105** |
| Cost of goods and services sold | (43,336) | (708) | 241 | (43,803) |
| Selling, general and administrative expenses | (7,538) | (370) | - | (7,908) |
| Research and development costs (note 8) | (1,860) | - | - | (1,860)) |
| **Operating margin** | **2,011** | **523** | **-** | **2,534** |
| Other income and expenses, net (note 9) | 20 | (4) | - | 16 |
| Interest income, net (note 10) | 314 | - | - | 314 |
| Finance costs (note 11) | (372) | - | - | (372) |
| **Profit before tax and share in net earnings of companies at equity** | **1,973** | **519** | **-** | **2,492** |
| Current taxes | (347) | (120) | - | (467) |
| Deferred taxes | (256) | (67) | - | (323) |
| **Income tax expense (note 12)** | **(603)** | **(187)** | **-** | **(790)** |
| Share in net earnings of companies at equity | 13 | - | - | 13 |
| **Consolidated profit for the year** | **1,383** | **332** | **-** | **1,715** |
| Attributable to equity holders of the parent | 1,353 | 328 | - | 1,681 |
| Attributable to minority interests | 30 | 4 | - | 34 |
| Basic earnings per €1 par value share (note 13) | | | | 7.26 |
| Diluted earnings per €1 par value share (note 13) | | | | 7.25 |

# Consolidated balance sheets - Assets

| *(in millions of euros)* | December 31, 2004 - IFRS Manufacturing and sales companies | Finance companies | Eliminations | Total | January 1, 2004 - IFRS Manufacturing and sales companies | Finance companies | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Goodwill (note 14) | 1,795 | 75 | - | 1,870 | 1,743 | 75 | - | 1,818 |
| Intangible assets (note 14) | 3,292 | 62 | - | 3,354 | 3,049 | 42 | - | 3,091 |
| Property, plant and equipment (note 15) | 14,342 | 50 | - | 14,392 | 13,797 | 51 | - | 13,848 |
| Investments in companies at equity (note 16) | 614 | - | - | 614 | 548 | - | - | 548 |
| Investments in non-consolidated companies (note 17) | 65 | 1 | - | 66 | 63 | 13 | - | 76 |
| Other non-current financial assets (note 18) | 2,329 | 49 | - | 2,378 | 881 | 53 | - | 934 |
| Other non-current assets (note 19) | 96 | 2 | - | 98 | 90 | 1 | - | 91 |
| Deferred tax assets (note 12) | 524 | 30 | - | 554 | 539 | 34 | - | 573 |
| **Total non-current assets** | **23,057** | **269** | **-** | **23,326** | **20,710** | **269** | **-** | **20,979** |
| **Current assets** | | | | | | | | |
| Finance receivables (note 20) | - | 21,272 | (192) | 21,080 | - | 19,739 | (130) | 19,609 |
| Other customer loans (note 21) | - | 83 | (7) | 76 | - | 96 | (8) | 88 |
| Short-term investments – finance companies (note 22) | - | 2,717 | - | 2,717 | - | 2,494 | - | 2,494 |
| Inventories (note 23) | 6,546 | - | - | 6,546 | 6,211 | - | - | 6,211 |
| Trade receivables – manufacturing and sales companies (note 24) | 3,393 | - | (242) | 3,151 | 3,659 | - | (205) | 3,454 |
| Current tax assets (note 12) | 110 | 35 | (17) | 128 | 138 | 47 | (24) | 161 |
| Other receivables (note 25) | 1,756 | 655 | (49) | 2,362 | 2,139 | 699 | (61) | 2,777 |
| | **11,805** | **24,762** | **(507)** | **36,060** | **12,147** | **23,075** | **(428)** | **34,794** |
| **Current financial assets (note 26)** | **712** | **-** | **-** | **712** | **1,310** | **-** | **-** | **1,310** |
| **Cash and cash equivalents (note 27)** | **5,158** | **610** | **(205)** | **5,563** | **5,082** | **804** | **(205)** | **5,681** |
| Total current assets | 17,675 | 25,372 | (712) | 42,335 | 18,539 | 23,879 | (633) | 41,785 |
| Total assets | 40,732 | 25,641 | (712) | 65,661 | 39,249 | 24,148 | (633) | 62,764 |

# Consolidated balance sheets – Equity and liabilities

| | December 31, 2004 - IFRS | | | | January 1, 2004 - IFRS | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | Manufacturing and sales companies | Finance companies | Eliminations | Total | Manufacturing and sales companies | Finance companies | Eliminations | Total |
| **Equity (note 28)** | | | | | | | | |
| Share capital | | | | 243 | | | | 243 |
| Treasury stock | | | | (433) | | | | (151) |
| Retained earnings and other accumulated equity, excluding minority interests | | | | 13,113 | | | | 11,908 |
| Minority interests | | | | 585 | | | | 599 |
| | | | | **13,508** | | | | **12,599** |
| Non-current financial liabilities (note 32) | 3,791 | - | - | 3,791 | 3,891 | - | - | 3,891 |
| Other non-current liabilities (note 33) | 2,538 | 7 | - | 2,545 | 2,536 | 64 | - | 2,600 |
| Deferred tax liabilities (note 12) | 1,880 | 237 | - | 2,117 | 1,660 | 184 | - | 1,844 |
| Provisions (note 29) | 3,018 | 73 | - | 3,091 | 3,336 | 63 | - | 3,399 |
| **Total non-current liabilities** | **11,227** | **317** | **-** | **11,544** | **11,423** | **311** | **-** | **11,734** |
| **Current liabilities** | | | | | | | | |
| Financing liabilities (note 34) | - | 22,070 | (205) | 21,865 | - | 20,743 | (205) | 20,538 |
| Trade payables | 10,773 | - | (41) | 10,732 | 10,036 | - | (16) | 10,020 |
| Current tax payable (note 12) | 114 | 39 | (17) | 136 | 112 | 28 | (24) | 116 |
| Other payables (note 35) | 4,165 | 1,099 | (291) | 4,973 | 4,114 | 1,247 | (266) | 5,095 |
| | **15,052** | **23,208** | **(554)** | **37,706** | **14,262** | **22,018** | **(511)** | **35,769** |
| **Current financial liabilities (note 32)** | **3,061** | **-** | **(158)** | **2,903** | **2,784** | **-** | **(122)** | **2,662** |
| **Total current liabilities** | **18,113** | **23,208** | **(712)** | **40,609** | **17,046** | **22,018** | **(633)** | **38,431** |
| **Total equity and liabilities** | **29,340** | **23,525** | **-** | **65,661** | **28,469** | **22,329** | **-** | **62,764** |

# Consolidated statement of cash flows

| | Year ended December 31, 2004 - IFRS | | | |
|---|---|---|---|---|
| *(in millions of euros)* | Manufacturing and sales companies | Finance companies | Eliminations | Total |
| **Consolidated profit** | **1,383** | **332** | **-** | **1,715** |
| Adjustments for: | | | | |
| - Depreciation and amortization | 3,112 | 12 | - | 3,124 |
| - Provisions | (301) | 11 | - | (290) |
| - Changes in deferred tax | 266 | 53 | - | 319 |
| - (Gains) losses on disposals and other | (195) | (2) | - | (197) |
| Revaluation adjustments taken to equity and hedges of debt | (34) | 23 | - | (11) |
| Dividends received from associates and joint ventures | 6 | - | - | 6 |
| **Working capital provided by operations** | **4,237** | **429** | **-** | **4,666** |
| Changes in operating assets and liabilities (note 36.1) | 1,031 | (698) | 36 | 369 |
| **Net cash from (used in) operating activities** | **5,268** | **(269)** | **36** | **5,035** |
| Proceeds from disposals of investments in non-consolidated companies | 2 | - | - | 2 |
| Proceeds from disposals of shares in consolidated companies | 28 | - | - | 28 |
| Acquisitions of shares in consolidated companies | (166) | - | - | (166) |
| Investments in non-consolidated companies | (11) | (1) | - | (12) |
| Proceeds from disposals of property, plant and equipment | 37 | 6 | - | 43 |
| Proceeds from disposals of intangible assets | 3 | - | - | 3 |
| Purchases of property, plant and equipment | (2,780) | (11) | - | (2,791) |
| Purchases of intangible assets | (918) | (25) | - | (943) |
| Effect of changes in scope of consolidation and other | (79) | 6 | - | (73) |
| **Net cash used in investing activities** | **(3,884)** | **(25)** | **-** | **(3,909)** |
| Dividends paid: | | | | |
| - To Peugeot S.A. shareholders | (321) | - | - | (321) |
| - Intragroup | 8 | (8) | - | - |
| - To minority shareholders of subsidiaries | (10) | (29) | - | (39) |
| Purchases of treasury stock | (282) | - | - | (282) |
| Changes in other financial assets and liabilities (note 36.3) | (714) | 141 | (36) | (609) |
| Other | - | (5) | - | (5) |
| **Net cash (used in) from financing activities** | **(1,319)** | **99** | **(36)** | **(1,256)** |
| Effect of changes in exchange rates | 11 | 1 | - | 12 |
| **Net increase (decrease) in cash and cash equivalents** | **76** | **(194)** | **-** | **(118)** |
| Cash and cash equivalents at beginning of period | 5,082 | 804 | - | 5,886 |
| **Cash and cash equivalents at end of period** | **5,158** | **610** | **-** | **5,768** |

# Consolidated statement of changes in equity

| *(in millions of euros)* | Equity | Minority interest | Share capital | Treasury stock | Retained earnings and other accumulated equity, excluding minority interests | Retained earnings, excluding minority interests | Other accumulated equity | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Cash flow hedges | Available for sale securities | Translation adjustment |
| **At January 1, 2004 - IFRS** | **12,599** | **599** | **243** | **(151)** | **11,908** | **11,608** | **48** | **252** | **-** |
| Consolidated profit for the period | 1,715 | 34 | - | - | 1,681 | 1,681 | - | - | - |
| Revaluations taken to profit or loss | (184) | - | - | - | (184) | - | (39) | (145) | - |
| Revaluations taken to equity | 22 | - | - | - | 22 | - | 19 | 19 | (16) |
| Stock options | 7 | - | - | - | 7 | 7 | - | - | - |
| Effect of changes in scope of consolidation | (9) | (9) | - | - | - | - | - | - | - |
| Treasury stock | (282) | - | - | (282) | - | - | - | - | - |
| Dividends paid | (360) | (39) | - | - | (321) | (321) | - | - | - |
| **At December 31, 2004 - IFRS** | **13,508** | **585** | **243** | **(433)** | **13,113** | **12,975** | **28** | **126** | **(16)** |

PSA PEUGEOT CITROËN

Incorporated in France with issued capital of 243,109,146 euros
Governed by a Managing Board and a Supervisory Board

Head Office at 75, avenue de la Grande-Armée - 75116 Paris
Registered in Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: 33 (1) 40 66 55 11 - Fax: 33 (1) 40 66 54 14

Internet: www.psa-peugeot-citroen.com

Franklin Partners - Groupe Mediagérance - Cover Design: Angie


49 CYS 78



# 2004 IFRS results



# Contents

## PSA Peugeot Citroën Group

PSA Peugeot Citroën Group

# Consolidated financial statements at December 31, 2004

# Prepared in accordance with IFRS

In millions of euros

# Consolidated Statement of Income

| *(in million of euros)* | Year ended December 31, 2004<br>Manufacturing and Sales Companies | Finance Companies | Eliminations | Total |
|---|---|---|---|---|
| **Sales and revenue (note 5)** | **54,745** | **1,601** | **(241)** | **56,105** |
| Cost of goods and services sold | (43,336) | (708) | 241 | (43,803) |
| Selling, general and administrative expenses | (7,538) | (370) | - | (7,908) |
| Research and development costs (note 8) | (1,860) | - | - | (1,860) |
| **Operating margin** | **2,011** | **523** | **-** | **2,534** |
| Other income and expenses, net (note 9) | 20 | (4) | - | 16 |
| Interest income, net (note 10) | 314 | - | - | 314 |
| Finance costs (note 11) | (372) | - | - | (372) |
| **Profit before tax and share in net earnings of companies at equity** | **1,973** | **519** | - | **2,492** |
| Current taxes | (347) | (120) | - | (467) |
| Deferred taxes | (256) | (67) | - | (323) |
| **Income tax expense (note 12)** | **(603)** | **(187)** | - | **(790)** |
| Share in net earnings of companies at equity (note 16) | 13 | - | - | 13 |
| **Consolidated profit for the year** | **1,383** | **332** | - | **1,715** |
| Attributable to equity holders of the parent | 1,353 | 328 | - | 1,681 |
| Attributable to minority interests | 30 | 4 | - | 34 |
| Basic earnings per €1 par value share (note 13) | | | | 7.26 |
| Diluted earnings per €1 par value share (note 13) | | | | 7.25 |

# Consolidated Balance Sheets - Assets

| | December 31, 2004 | | | | January 1, 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | Manufacturing and Sales Companies | Finance Companies | Eliminations | Total | Manufacturing and Sales Companies | Finance Companies | Eliminations | Total |
| Goodwill (note 14) | 1,795 | 75 | - | 1,870 | 1,743 | 75 | - | 1,818 |
| Intangible assets (note 14) | 3,292 | 62 | - | 3,354 | 3,049 | 42 | - | 3,091 |
| Property, plant and equipment (note 15) | 14,342 | 50 | - | 14,392 | 13,797 | 51 | - | 13,848 |
| Investments in companies at equity (note 16) | 614 | - | - | 614 | 548 | - | - | 548 |
| Investments in non-consolidated companies (note 17) | 65 | 1 | - | 66 | 63 | 13 | - | 76 |
| *Other non-current financial assets (note 18)* | 2,329 | 49 | - | 2,378 | 881 | 53 | - | 934 |
| Other non-current assets (note 19) | 96 | 2 | - | 98 | 90 | 1 | - | 91 |
| Deferred tax assets (note 12) | 524 | 30 | - | 554 | 539 | 34 | - | 573 |
| **Total non-current assets** | **23,057** | **269** | | **23,326** | **20,710** | **269** | **-** | **20,979** |
| **Current assets** | | | | | | | | |
| Finance receivables (note 20) | - | 21,272 | (192) | 21,080 | - | 19,739 | (130) | 19,609 |
| Other customer loans (note 21) | - | 83 | (7) | 76 | - | 96 | (8) | 88 |
| Short-term investments – finance companies (note 22) | - | 2,717 | - | 2,717 | - | 2,494 | - | 2,494 |
| Inventories (note 23) | 6,546 | - | - | 6,546 | 6,211 | - | - | 6,211 |
| Trade receivables – manufacturing *and sales companies (note 24)* | 3,393 | - | (242) | 3,151 | 3,659 | - | (205) | 3,454 |
| Current tax assets (note 12) | 110 | 35 | (17) | 128 | 138 | 47 | (24) | 161 |
| Other receivables (note 25) | 1,756 | 655 | (49) | 2,362 | 2,139 | 699 | (61) | 2,777 |
| | **11,805** | **24,762** | **(507)** | **36,060** | **12,147** | **23,075** | **(428)** | **34,794** |
| **Current financial assets (note 26)** | **712** | **-** | **-** | **712** | **1,310** | **-** | **-** | **1,310** |
| **Cash and cash equivalents (note 27)** | **5,158** | **610** | **(205)** | **5,563** | **5,082** | **804** | **(205)** | **5,681** |
| Total current assets | 17,675 | 25,372 | (712) | 42,335 | 18,539 | 23,879 | (633) | 41,785 |
| Total assets | 40,732 | 25,641 | (712) | 65,661 | 39,249 | 24,148 | (633) | 62,764 |

# Consolidated Balance Sheets – Equity and Liabilities

| *(in millions of euros)* | December 31, 2004 Manufacturing and Sales Companies | Finance Companies | Eliminations | Total | January 1, 2004 Manufacturing and Sales Companies | Finance Companies | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| **Equity (note 28)** | | | | | | | | |
| Share capital | | | | 243 | | | | 243 |
| Treasury stock | | | | (433) | | | | (151) |
| Retained earnings and other accumulated equity, excluding minority interests | | | | 13,113 | | | | 11,908 |
| Minority interests | | | | 585 | | | | 599 |
| | | | | **13,508** | | | | **12,599** |
| Non-current financial liabilities (note 32) | 3,791 | - | - | 3,791 | 3,891 | - | - | 3,891 |
| Other non-current liabilities (note 33) | 2,538 | 7 | - | 2,545 | 2,536 | 64 | - | 2,600 |
| Deferred tax liabilities (note 12) | 1,880 | 237 | - | 2,117 | 1,660 | 184 | - | 1,844 |
| Provisions (note 29) | 3,018 | 73 | - | 3,091 | 3,336 | 63 | - | 3,399 |
| **Total non-current liabilities** | **11,227** | **317** | **-** | **11,544** | **11,423** | **311** | **-** | **11,734** |
| **Current liabilities** | | | | | | | | |
| Financing liabilities (note 34) | - | 22,070 | (205) | 21,865 | - | 20,743 | (205) | 20,538 |
| Trade payables | 10,773 | - | (41) | 10,732 | 10,036 | - | (16) | 10,020 |
| Current tax payable (note 12) | 114 | 39 | (17) | 136 | 112 | 28 | (24) | 116 |
| Other payables (note 35) | 4,165 | 1,099 | (291) | 4,973 | 4,114 | 1,247 | (266) | 5,095 |
| | **15,052** | **23,208** | **(554)** | **37,706** | **14,262** | **22,018** | **(511)** | **35,769** |
| **Current financial liabilities (note 32)** | **3,061** | **-** | **(158)** | **2,903** | **2,784** | **-** | **(122)** | **2,662** |
| **Total current liabilities** | **18,113** | **23,208** | **(712)** | **40,609** | **17,046** | **22,018** | **(633)** | **38,431** |
| **Total equity and liabilities** | **29,340** | **23,525** | **-** | **65,661** | **28,469** | **22,329** | **-** | **62,764** |

# Consolidated Statement of Cash Flows

| *(in millions of euros)* | Year ended December 31, 2004 Manufacturing and Sales companies | Finance Companies | Eliminations | Total |
|---|---|---|---|---|
| **Consolidated profit** | **1,383** | **332** | **-** | **1,715** |
| Adjustments for | | | | |
| - Depreciation and amortization | 3,112 | 12 | - | 3,124 |
| - Provisions | (301) | 11 | - | (290) |
| - Changes in deferred tax | 266 | 53 | - | 319 |
| - (Gains) losses on disposals and other | (195) | (2) | - | (197) |
| Revaluation adjustments taken to equity and hedges of debt | (34) | 23 | - | (11) |
| Dividends received from associates and joint ventures | 6 | - | - | 6 |
| **Working capital provided by operations** | **4,237** | **429** | **-** | **4,666** |
| Changes in operating assets and liabilities (note 36.1) | 1,031 | (698) | 36 | 369 |
| **Net cash from (used in) operating activities** | **5,268** | **(269)** | **36** | **5,035** |
| Proceeds from disposals of investments in non-consolidated companies | 2 | - | - | 2 |
| Proceeds from disposals of shares in consolidated companies | 28 | - | - | 28 |
| Acquisitions of shares in consolidated companies | (166) | - | - | (166) |
| Investments in non-consolidated companies | (11) | (1) | - | (12) |
| Proceeds from disposals of property, plant and equipment | 37 | 6 | - | 43 |
| Proceeds from disposals of intangible assets | 3 | - | - | 3 |
| Purchases of property, plant and equipment | (2,780) | (11) | - | (2,791) |
| Purchases of intangible assets | (918) | (25) | - | (943) |
| Effect of changes in scope of consolidation and other | (79) | 6 | - | (73) |
| **Net cash used in investing activities** | **(3,884)** | **(25)** | **-** | **(3,909)** |
| Dividends paid | | | | |
| - To Peugeot S.A. shareholders | (321) | - | - | (321) |
| - Intragroup | 8 | (8) | - | - |
| - To minority shareholders of subsidiaries | (10) | (29) | - | (39) |
| Purchases of treasury stock | (282) | - | - | (282) |
| Changes in other financial assets and liabilities (note 36.3) | (714) | 141 | (36) | (609) |
| Other | - | (5) | - | (5) |
| **Net cash (used in) from financing activities** | **(1,319)** | **99** | **(36)** | **(1,256)** |
| Effect of changes in exchange rates | 11 | 1 | - | 12 |
| **Net increase (decrease) in cash and cash equivalents** | **76** | **(194)** | **-** | **(118)** |
| Cash and cash equivalents at beginning of period | 5,082 | 804 | - | 5,886 |
| **Cash and cash equivalents at end of period** | **5,158** | **610** | **-** | **5,768** |

# Consolidated Statement of Changes in Equity

| *(in millions of euros)* | Equity | Minority interest | Share capital | Treasury stock | Retained earnings and other accumulated equity, excluding minority interests | Retained earnings, excluding minority interests | Other accumulated equity | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Cash flow hedges | Available for sale securities | Translation adjustment |
| **At January 1, 2004** | **12,599** | **599** | **243** | **(151)** | **11,908** | **11,608** | **48** | **252** | **-** |
| Consolidated profit for the period | 1,715 | 34 | - | - | 1,681 | 1,681 | - | - | - |
| Revaluations taken to profit or loss | (184) | - | - | - | (184) | - | (39) | (145) | - |
| Revaluations taken to equity | 22 | - | - | - | 22 | - | 19 | 19 | (16) |
| Stock options | 7 | - | - | - | 7 | 7 | - | - | - |
| Effect of changes in scope of consolidation | (9) | (9) | - | - | - | - | - | - | - |
| Treasury stock | (282) | - | - | (282) | - | - | - | - | - |
| Dividends paid | (360) | (39) | - | - | (321) | (321) | - | - | - |
| **At December 31, 2004** | **13,508** | **585** | **243** | **(433)** | **13,113** | **12,975** | **28** | **126** | **(16)** |

# Notes to the consolidated financial statements

## for the year ended December 31, 2004 prepared in accordance with IFRS

### General information



### Statement of income



### Balance sheet – Assets



### Balance sheet – Liabilities and equity



### Other information

# Note 1 – Accounting policies

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements will be prepared in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) and the related interpretations. They will include an opening balance sheet prepared in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards and comparative financial statements for 2004 prepared on the same basis.

The Committee of European Securities Regulators (CESR) encourages listed companies to disclose as early as possible full details of the impact of the transition to IFRS on their financial statements (CESR recommendation dated December 30, 2003 on the preparation of the transition to IFRS). To comply as fully as possible with this recommendation, the accompanying financial statements for 2004 (the "2004 IFRS financial statements") have been prepared in accordance with the IASs and IFRSs published as of December 31, 2004 and applicable as of December 31, 2005. These 2004 IFRS financial statements will constitute the comparative data published with the 2005 IFRS financial statements, subject to any adjustments that may be necessary if any standards are revised or amended during 2005.

Note 2 describes the principles applied to prepare the opening IFRS balance sheet at January 1, 2004 and the differences compared with the French generally accepted accounting principles (French GAAP) applied previously, including full details of their impact on the opening balance sheet and on 2004 income statement.

## 1.1. CONSOLIDATION

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are fully consolidated. Companies in which Peugeot S.A. holds directly or indirectly an interest of 20% to 50% and exercises significant influence over operating and financial policies are included in the consolidated financial statements on an equity basis.

Certain companies meeting the above principles have not been consolidated as they are not considered material in relation to the Group as a whole because they do not meet any of the following criteria:
- net sales or revenues: €50 million;
- total assets: €20 million ;
- net debt: €5 million.

Investments in these companies are recorded under "Investments in non-consolidated companies". Their consolidation would not have a material impact on the consolidated financial statements.

All significant intragroup transactions are eliminated in consolidation.

## 1.2. TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

### A. Standard method

The functional currency of most subsidiaries is their local currency, corresponding to the currency in which the majority of their transactions are denominated.

The balance sheets of these subsidiaries are translated at the year-end exchange rate and their income statements are translated on a monthly basis at the average exchange rate for each month. Gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded in equity under "Translation adjustments".

Goodwill arising on acquisition of these subsidiaries is measured in their functional currency.

### B. Specific method

Euro is used as the functional currency of some subsidiaries outside the euro zone because the majority of their transactions are denominated in this currency. Non-monetary items in these subsidiaries' accounts are translated at the historical exchange rate and monetary items at the year-end rate. The resulting translation gains and losses are recognized directly in profit or loss.

## 1.3. TRANSLATION OF TRANSACTIONS IN FOREIGN CURRENCIES

Transactions in foreign currencies are measured and recognized in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates. In compliance with this standard, transactions in foreign currencies are translated into the subsidiary's functional currency at the exchange rate ruling on the transaction date. At each balance sheet date, monetary items are translated at the closing rate and the resulting exchange difference is recognized in profit or loss, as follows:
- in operating margin, for commercial transactions carried out by all Group companies and for financing transactions carried out by Banque PSA Finance;
- in interest income or finance costs for financial transactions carried out by the manufacturing and sales companies.

Derivative instruments are measured and recognized in accordance with the general principles described in note 1.14. C). Derivative instruments designated as hedges of currency risks on foreign currency transactions are recognized in the balance sheet and remeasured at fair value at each balance sheet date. The gain or loss from remeasuring derivative instruments at fair value is recognized as follows:
- in operating margin, for hedges of commercial transactions carried out by all Group companies and of financing transactions carried out by Banque PSA Finance;
-in interest income or finance costs for hedges of financial transactions carried out by the manufacturing and sales companies;
-in equity, for hedges of future transactions. The amount recognized in equity consists of the effective portion of the gain or loss on the hedging instrument. It is inclused into profit or loss when the hedged item affects profit or loss. The ineffective portion of the gain or loss is recognized in the income statement under "Other income and expenses, net".

## 1.4. USE OF ESTIMATES

The preparation of financial statements and related disclosures in accordance with the IFRS Conceptual Framework requires management to make estimates and assumptions that affect amounts reported therein.

## 1.5. SALES AND REVENUE

### A. Manufacturing and sales companies

#### *Automobile Division*

Sales and revenue of the manufacturing and sales companies include revenues from the sale and leasing of vehicles and the sale of other goods and services.

In accordance with IAS 18 – Revenue, new vehicle sales are recognized on the date of transfer of the risks and rewards of ownership. This corresponds generally to the date when the vehicles are made available to non-group dealers or the delivery date, in the case of direct sales.

New vehicle sales with a buyback commitment are not recognized at the time of delivery but accounted for as operating leases when it is probable that the vehicle will be bought back. This principle applies:
- whatever the duration of the buyback commitment;
- for both direct sales and sales financed by Banque PSA Finance and its subsidiaries.

The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. The vehicle is initially recognized at production cost in property, plant and equipment. Depreciation expense is calculated by the straight-line method, on the basis of the vehicle's cost less its estimated residual value, corresponding to the anticipated resale price on the used vehicle market.
Any additional profit made on the final sale of the vehicle is recognized in the period when the vehicle is sold on the used vehicle market.
If the total difference is a loss, an allowance is booked when the buyback contract is signed.

#### *Automotive Equipment Division*

The Automotive Equipment Division performs development work and manufactures or purchases special tools to manufacture parts or modules for programs covered by specific customer orders.

The revenue recognition criteria provided for in IAS 18 are not met in cases where development costs are paid in proportion to parts delivered to the customer, with their full recovery being subject to an unguaranteed minimum level of orders placed by the customer. Development work cannot be considered as having being sold under such circumstances. The development costs are recognized in intangible assets (see note 1.11 A) and tooling in property, plant and equipment (note 1.12 A).

If the contract includes a payment guarantee, the development costs are recognized in inventories and work-in-progress and the corresponding revenue is recognized when the customer signs off on each technical phase.

### B. Finance companies

The finance companies provide wholesale financing to Group dealer networks and finance sales of vehicles to customers. Financing may take the form of conventional loans, finance leases, buyback contracts or long-term leasing. The different forms of financing are treated as lending transactions and are recognized in the balance sheet in the amount of Banque PSA Finance's net financial investment (see note 1.14 A).
Sales financing revenues are recorded by the yield-to-maturity method, so as to recognize a constant rate of interest over the life of the loan.

## 1.6. SALES INCENTIVES

The cost of current and future sales incentive programs is accrued on the basis of historical costs for the previous three months, determined country by country, and charged against profit for the period in which the corresponding sales are recognized. In cases where the cost of the program varies according to sales volume, it is deducted from sales.

The Group's incentive programs include the granting of retail financing at a significant discount to market interest rates. The corresponding cost is recognized at the time of the sale.

## 1.7. PRODUCT WARRANTY COSTS

A provision is recorded to cover the estimated cost of vehicle and parts warranties at the time of sale to dealer networks or to the end-customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is to be provided.

## 1.8. RESEARCH AND DEVELOPMENT COSTS

Under IAS 38 – Intangible Assets, research expenditure is recognized as an expense, while development expenditure may be recognized as an intangible asset if, and only if, certain conditions are met (described in note 1.11 A).

In accordance with this standard, all research costs and all development costs other than those described in note 1.11 A are recognized as an expense for the period in which they are incurred.

## 1.9. OPERATING MARGIN

Operating margin, which represents the main performance indicator used by the Group, corresponds to profit before:
- other income and expenses, which consist mainly of:
  - restructuring and early-termination plan costs,
  - profits and losses and movements on provisions covering highly unusual events,
  - interest cost related to defined pension benefit obligations and the return on the related external funds,
  - the ineffective portion of the gain or loss on currency and interest hedging instruments,
- interest income;
- finance costs;
- current and deferred taxes;
- share in net earnings of companies at equity.

## 1.10. GOODWILL

Goodwill is the excess of the cost of shares in a consolidated company, including transaction expenses, over the Group's equity in the fair value at the acquisition date of the identifiable assets and liabilities acquired.

In accordance with IFRS 3 – Business Combinations, goodwill is no longer amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment tests are based on the recoverable amount of the corresponding Cash Generating Unit (CGU), defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The method used to measure the recoverable amount of CGUs is described in note 1.13. Impairment losses are deducted from operating margin.

## 1.11. INTANGIBLE ASSETS

### A. Research and development expenditure

Under IAS 38 – Intangible Assets, research expenditure is recognized as an expense, while development expenditure is recognized as an intangible asset if, and only if, the enterprise can demonstrate:
- its intention to complete the intangible asset and use or sell it, as well as the availability of adequate technical, financial and other resources for this purpose;
- that it is probable that the future economic benefits attributable to the development expenditure will flow to the enterprise;
- that the cost of the asset can be measured reliably.

Automobile Division development expenditure on vehicles and mechanical parts (engines and gearboxes) incurred between milestone 1 – styling decision (or milestone 0 – project launch for mechanical parts) and milestone 5 – start-up of pre-series production is recognized in intangible assets. It is amortized from the Start of Production date, over five years for vehicles and ten years for mechanical parts. The capitalized amount includes payroll costs of personnel directly assigned to the project, the cost of prototypes and the cost of external services related to the project. Capitalized costs also include the portion of qualifying development expenditure incurred by PSA Peugeot Citroën under a cooperation agreement that is not billed to the partner. In addition, all qualifying development expenditure billed to PSA Peugeot Citroën by its partners under cooperation agreements are also capitalized. It does not include any overhead or indirect expense, such as rent, building depreciation and information system utilization costs.

The Automotive Equipment Division performs development work for programs covered by specific customer orders. Where development costs are paid in proportion to parts delivered to the customer, with their full recovery being subject to an unguaranteed minimum level of orders placed by the customer, the costs incurred during the period between the customer's acceptance of the commercial offer and the Start of Production date of the parts or modules are recognized in intangible assets. The intangible asset is amortized based on the quantity of parts delivered to the customer, provided that accumulated amortization at each year-end does not represent less than the amount that would be recognized if the asset were amortized on a straight-line basis over five years. If the contract includes a payment guarantee, the development costs are recognized in inventories and work-in-progress.

Other research and developments expenditure is recognized as an expense for the period in which they are incurred (see note 1.8).

### B. Other internally-developed or purchased intangible assets

The portion of development costs of software for internal use that corresponds to directly attributable internal or external costs necessary to create the software or improve its performance is recognized as an intangible asset when it is probable that these costs will generate future economic benefits.
The capitalized costs are amortized over the estimated useful life of the software, ranging from four to twelve years. Other software purchases and development costs are recognized as an expense.

Other intangible assets (consisting principally of patents and trademarks), are amortized on a straight-line basis over the estimated period of benefit, not to exceed twenty years.

## 1.12. PROPERTY, PLANT AND EQUIPMENT

### A. Cost

In accordance with IAS 16 "Property, Plant and Equipment" property, plant and equipment are stated at acquisition or production cost, excluding borrowing costs, and are not revalued.

Investment grants are recognized as a reduction in the cost of the corresponding assets.

Maintenance and repair costs are recognized as an expense, except where they serve to increase productivity or to prolong the asset's useful life.

Leased assets include vehicles leased to retail customers by the Group's leasing companies and vehicles sold with a buyback commitment, which are recognized according to the method described in note 1.5 A.

Assets acquired under finance leases, as defined in IAS 17 – Leases, are recognized at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. A financial liability is recognized in the same amount. The assets are depreciated by the method and at the rates indicated below.

### B. Depreciation

#### *Standard method*

Depreciation is calculated on a straight-line basis to write off the acquisition or production cost of the assets, less any residual value, over their estimated useful lives. Property, plant and equipment generally have no residual value, except for rental vehicles. The main useful lives of property, plant and equipment are as follows:

| Useful lives, in number of years | |
|---|---|
| Buildings | 20 - 30 |
| Plant and equipment | 4 - 16 |
| Computer equipment | 3 - 4 |
| Vehicles and handling equipment | 4 - 7 |
| Fixtures and fittings | 10 - 20 |

#### *Special tools*

In the Automobile Division, special tools are depreciated over the estimated lives of the corresponding models, which are generally shorter than the useful lives of the tools concerned, due to the frequency of model changes.

In the Automotive Equipment Division, special tools are depreciated based on the quantity of parts delivered to the customer, provided that accumulated depreciation at each year-end does not represent less than the amount that would be recognized if the asset were depreciated on a straight-line basis over three years.

The estimated useful lives of property, plant and equipment are reviewed periodically, including when the decision is made to halt production of a vehicle or mechanical part.

## 1.13. IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with IAS 36 – Impairment of Assets, property, plant and equipment and intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets with indefinite useful lives must be tested for impairment at least once a year. Goodwill is the only indefinite-lived asset carried in the Group accounts.

Impairment tests are performed at the level of cash generating units (CGU), which are defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The value in use of CGUs is measured as the net present value of estimated future cash flows. If this value is less than the CGU's net book value, an impairment loss is recognized in operating margin. The impairment loss is first recorded as an adjustment to the carrying amount of any goodwill allocated to the CGU and the remainder of the loss is allocated to the other assets of the unit.

The Automobile Division comprises a number of Vehicle CGUs, each corresponding to a vehicle model. The assets included in a Vehicle CGU consist of tools and other specific equipment used to manufacture the model and capitalized model development costs (see note 1.11 A). The Vehicle CGUs and all other fixed assets, including goodwill, together make up the Automobile Division CGU.

Banque PSA Finance and Gefco are separate CGUs, comprising their respective property, plant and equipment and intangible assets (including goodwill).

In the Automotive Equipment Division, each CGU corresponds to a program and comprises all customer contract-related intangible assets (corresponding to capitalized development costs) and property, plant and equipment. These CGUs are combined in business units (Automobile Seats, Vehicle Interiors, Exhaust Systems, Front Ends) to which support assets and goodwill are allocated.

## 1.14. FINANCIAL ASSETS AND LIABILITIES

Financial assets comprise investments in non-consolidated companies and other non-current financial assets, finance and trade receivables and other customer loans, short-term investments of the finance companies, current financial assets, including derivative instruments, and cash and cash equivalents.

Financial liabilities include non-current financial liabilities, other financing liabilities and current financial liabilities, derivative instruments and trade payables.

Financial assets and liabilities are recognized and measured in accordance with IAS 39 – Financial Instruments: Recognition and Measurement. IAS 39 was endorsed by the European Commission on November 19, 2004, with the exception of certain provisions on the use of the full fair value option and on the application of hedge accounting to customer deposits in the accounts of retail banks. None of the provisions of IAS 39 that have not been endorsed by the European Commission apply to the Group.

### A. Recognition and measurement of financial assets

#### *Held-to-maturity investments*

These are fixed income securities that are acquired with the positive intention of being held to maturity. They are stated at redemption value. Premiums and discounts are amortized to profit or loss over the holding period.

#### *Loans and receivables*

These include advances to non-consolidated companies, loans under the French government housing scheme, and other loans and receivables. They are stated at amortized cost, measured by the effective interest method. Their carrying value includes the outstanding principal plus unamortized transaction costs, premiums or discounts. Their recoverable amount is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment losses are recorded in the income statement.

### *Available-for-sale financial assets*

Available-for-sale financial assets include investments in non-consolidated companies and available-for-sale securities included in non-current and current financial assets.

Investments in non-consolidated companies are carried at historical cost, which the Group considers is representative of fair value in the absence of an active market for the shares. An impairment loss is recognized when there is objective evidence of a permanent impairment in value. Fair value is determined by applying the most appropriate financial criteria considering the specific situation of the company concerned. The most commonly applied criteria are equity in net assets and earnings outlook.

Available-for-sale financial assets include securities that the Group intends to hold on a lasting basis and securities intended to be sold in the short-term, with the exception of fixed income securities hedged against interest rate risks, which are measured using the fair value option (see below). They are stated at market value, which the Group considers is representative of fair value. Gains and losses arising from remeasurement at market value are recognized in equity. When remeasurement at fair value results in the recognition of a loss in equity, if there is objective evidence that the asset is permanently impaired, the cumulative loss is written off to the income statement.

### *Financial assets at fair value through profit or loss*

Fixed income securities hedged by interest rate swaps are accounted for using the fair value option, whereby changes in the fair value of the hedged securities are recognized directly in profit or loss, together with the offsetting change in fair value of the swaps.

### *Banque PSA Finance finance receivables*

Finance receivables reported in the balance sheet correspond to Banque PSA Finance's net financial investment in respect of the loans. Consequently, their carrying value includes the outstanding principal and accrued interest plus the following items (before the effect of hedge accounting):
- commissions paid to referral agents, which are added to the outstanding principal;
- contributions received from the marques, which are deducted from the outstanding principal;
- unamortized loan set-up costs, which are deducted from the outstanding principal;
- deposits received at the inception of finance leases, which are deducted from the amount financed.

Interest income is allocated by the effective interest method, with the effective interest rate being the rate that exactly discounts estimated future cash receipts through the expected life of the loan.

Finance receivables are generally hedged against interest rate risks. The hedged portion of the loan is remeasured at fair value in accordance with hedge accounting principles. The gains and losses arising from remeasurement at fair value of the hedged portion of the loan are recognized in profit or loss and are offset by the effective portion of the symmetrical loss or gain arising from remeasurement at fair value of the hedging instrument (see below: Recognition and measurement of derivative instruments).

Finance receivables are tested for impairment when a loss event occurs, corresponding in practice to default on a single installment. Impairment is measured by comparing the receivables' net book value to the present value of estimated future cash flows discounted at the effective interest rate.

For retail finance receivables:
- an impairment loss is recognized on sound loans when the borrower defaults on a single installment. Impairment is assessed based on the probability of the outstanding loan being classified as non-performing and on the discounted average loss rate;
- impairment losses on non-performing loans are determined based on the discounted average loss rate, which is used to calculate allowances for credit losses on non-performing and doubtful loans.

For wholesale finance receivables, allowances for known credit risks are determined on a case-by-case basis.

### *Cash and cash equivalents*

Cash and cash equivalents include cash at bank, units in money market funds and other money market securities that are convertible into cash at very short notice and are not exposed to any significant risk of impairment in the case of an increase in interest rates.

## B. Recognition and measurement of financial liabilities

With the exception of derivative instruments, financial liabilities are stated at amortized cost determined using the effective interest method.

Financial liabilities hedged by interest rate swaps are remeasured at fair value in accordance with hedge accounting principles applicable to fair value hedges. Gains and losses arising from remeasurement at fair value, due to changes in interest rates, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

## C. Recognition and measurement of derivative instruments

Derivative instruments are stated at fair value. Except as explained below, gains and losses arising from remeasurement at fair value are recognized in profit or loss.

Derivative instruments may be designated as hedging instruments in one of two types of hedging relationships:
- fair value hedge, corresponding to a hedge of the exposure to changes in fair value of an asset or liability;
- cash flow hedge, corresponding to a hedge of the exposure to variability in cash flows from existing or future assets or liabilities.

Derivative instruments qualify for hedge accounting when:
- at the inception of the hedge there is formal designation and documentation of the hedging relationship;
- the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The effects of hedge accounting are as follows:

- for fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet and measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in profit or loss, and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument;
- for cash flow hedges, the effective portion of the gain or loss arising from remeasurement at fair value of the hedging instrument is recognized in equity, while the gain or loss arising from remeasurement at fair value of the hedged portion of the hedged item is not recognized in the balance sheet. The ineffective portion is recognized in other income and expenses. The cumulative gains and losses recognized in equity are included in profit or loss when the hedged item affects profit or loss.

## 1.15. INVENTORIES

Inventories are stated at the lower of cost and net realizable value, in accordance with IAS 2 – Inventories. Cost is determined by the first in-first out (FIFO) method and includes direct and indirect production costs based on normal production levels.

The cost of inventories does not include any borrowing costs.

The Automotive Equipment Division performs development work and manufactures or purchases special tools to manufacture parts or modules for programs covered by specific customer orders. When the contract includes a payment guarantee, the development costs are recognized in inventories and work-in-progress and the corresponding revenue is recognized when the customer signs off on each technical phase.

## 1.16. INCOME TAXES

In accordance with IAS 12 – Income Taxes, deferred taxes are recognized for all temporary differences between the tax base of assets and liabilities and their carrying amount, as well as for tax losses, using the liability method. Temporary differences are differences that are expected to reverse in the foreseeable future.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries and companies at equity, except to the extent that both of the following conditions are satisfied:

- the Group is able to control the timing of the reversal of the temporary difference.
- it is probable that the temporary difference will not reverse in the foreseeable future.

In practice:

- for subsidiaries, a deferred tax liability is recognized only in respect of distribution taxes on dividends that will be paid by the subsidiary in the following year by decision of the Group;
- for companies at equity, deferred tax liabilities are recognized for all differences between the tax base of the shares and their carrying amount;
- current tax benefits generated by intragroup provisions and sales are not canceled by recognizing deferred tax liabilities, except when the difference is considered to be temporary, e.g. when the Group plans to divest the subsidiary.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

## 1.17. PROVISIONS

In accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), a provision is recognized when the Group has a present legal or constructive obligation towards a third party, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and no inflow of resources of an equivalent amount is expected. Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan.

## 1.18. EMPLOYEE BENEFITS

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, Group companies are liable for the payment of supplementary pensions and retirement benefits (note 30.1).

These benefits are paid under defined contribution and defined benefit plans. The payments made under defined contribution plans are in full discharge of the Group's liability and are recognized as an expense.

In accordance with IAS 19 (Employee Benefits) obligations under defined benefit plans are measured by independent actuaries using the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, which is then discounted to present value.

The calculations mainly take into account:

- an assumed retirement age, generally 60 for employees in France or over-60 for employees who, by the time of their 60th birthday, have not contributed over a sufficiently long period to be entitled to a full pension under the government-sponsored scheme;
- a discount rate;
- an inflation rate;
- assumptions concerning future salary levels and staff turnover rates.

The projected benefit obligation is measured every year for the main plans and every three years for the other plans, except where more frequent valuations are necessary to take into account changes in actuarial assumptions.

Changes in actuarial assumptions and experience adjustments – corresponding to the effects of differences between the previous actuarial assumptions and what has actually occurred – give rise to actuarial gains and losses. These gains and losses are recognized in the income statement by the corridor method, which consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed the greater of 10% of the present value of the defined benefit obligation (before deducting plan assets) and 10% of the fair value of any plan assets.

In accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards, all cumulative actuarial gains and losses at January 1, 2004 have been recognized in the balance sheet and the corresponding adjustment has been recorded in equity.

External funds aim is to cover the total projected benefit obligation, including the portion not recognized due to the deferral of actuarial gains and losses. Because of the deferral of actuarial gains and losses, in some cases the amount of these external funds exceeds the recognized portion of the projected benefit obligation, leading to the recognition of an asset in "Other non-current assets" in an amount not exceeding the sum of net actuarial losses and unrecognized past service costs.

Other employee benefit obligations recognized in the balance sheet concern:

- long-service awards payable by French subsidiaries (note 30.2);
- healthcare costs paid by certain subsidiaries in the United States (note 30.3).

## 1.19. OPTIONS TO PURCHASE EXISTING OR NEWLY-ISSUED SHARES AT AN AGREED PRICE

Stock options are granted to management and certain employees. These options are measured at the grant date in accordance with IFRS 2 – Share-based Payment, using the Black & Scholes option-pricing model. Changes in the fair value of options after the grant date have no impact on the initial valuation.

The fair value of stock options depends in part on their expected life, which the Group considers as corresponding to the lock-up period for tax purposes. The compensation expense corresponding to the options' fair value is recognized in personnel costs on a straight-line basis over the period from the grant date to the starting date of the exercise period, with the offsetting credit recognized directly in equity.

In accordance with the transition rules contained in IFRS 2, all stock options granted after November 7, 2002 but not yet vested at January 1, 2005, have been measured and recognized in personnel costs. No compensation expense has been recognized for stock options granted prior to November 7, 2002.

## 1.20. TREASURY STOCK

All Peugeot S.A. shares held by the Group are recorded as a deduction from equity, at cost. Proceeds from sales of treasury stock are taken to equity, so that any disposal gains or losses have no impact on profit.

# Note 2 – Impacts of the first-time adoption of IFRS

This note describes the policies adopted in preparing the opening IFRS balance sheet at January 1, 2004, as well as the differences in relation to the French GAAP used to prepare the statutory consolidated financial statements and the impact of these differences on the opening balance sheet and profit or loss for 2004.

The 2004 IFRS financial statements have been prepared in accordance with IFRS 1 – First-time Adoption of IFRS based on the IAS/IFRS applicable as from January 1, 2005, as published as of December 31, 2004. In particular, the 2004 IFRS financial statements are prepared in accordance with:
- IAS 39 – Financial Instruments: Recognition and Measurement in its entirety, as the Group is not affected by any requirements of this standard that were rejected in their present form by the European Commission;
- IFRS 2 – Share-based Payment, which was published by the IASB on February 19, 2004 and adopted by the European Commission on February 7, 2005.

## 2.1. FIRST-TIME ADOPTION OF IFRS

### A. General principle

The Group is required to retrospectively apply to all periods presented and to the opening IFRS balance sheet the accounting standards in force at the reporting date for its first IFRS financial statements. Therefore, the opening IFRS balance sheet at January 1, 2004 reflects the following differences compared to the statutory French GAAP balance sheet prepared at December 31, 2003 in accordance with CRC Standard 99-02:
- all assets and liabilities recognized under French GAAP that do not qualify for recognition under IFRS have been eliminated;
- all assets and liabilities qualifying for recognition under IFRS, including assets and liabilities that were not recognized under French GAAP, have been recognized and measured in accordance with IFRS;
- certain balance sheet items have been reclassified in accordance with IFRS.

The impact of these adjustments is recognized directly in equity. By exception, the effect of identifying or eliminating intangible assets acquired in a business combination is recognized in goodwill.

### B. Optional exemptions adopted by the Group

Pension obligations: cumulative actuarial gains and losses that existed at January 1, 2004 have been recognized in the balance sheet and the corresponding adjustment has been taken to equity. Actuarial gains and losses arising after January 1, 2004 are recognized prospectively.

Translation of the financial statements of foreign subsidiaries: cumulative translation differences that existed at January 1, 2004 are no longer recognized as a separate component of equity and will not be written off to profit or loss on subsequent disposal of the foreign subsidiary.

Business combinations: business combinations that have occurred since 2001 have been restated in accordance with IFRS 3 – Business Combinations.

## 2.2. RECONCILIATION OF EQUITY AT JANUARY 1, 2004

| *(in millions of euros)* | Total | Attributable to equity holders of the parent | Minority interests |
|---|---|---|---|
| **Equity under CRC 99-02** | **12,551** | **11,864** | **687** |
| **Effect of changes in accounting methods** | **52** | **52** | **-** |
| **Adjusted equity under CRC 99-02** | **12,603** | **11,916** | **687** |
| A - Development costs | 2,325 | 2,324 | 1 |
| B - Pension obligations – Cumulative actuarial gains and losses | (1,242) | (1,221) | (21) |
| C - Vehicle sales with a buyback commitment | (397) | (397) | - |
| D - Goodwill | (98) | (51) | (47) |
| E - Property, plant and equipment | (292) | (292) | - |
| F - Treasury stock | (150) | (146) | (4) |
| G - Available-for-sale financial assets | 316 | 316 | - |
| H - Foreign currency hedges | 46 | 46 | - |
| I - Interest rate hedges | (12) | (10) | (2) |
| M - Investments in companies at equity | (2) | (2) | - |
| N - Deferred tax liabilities on Argentinean investments | (151) | (151) | - |
| Other | (10) | (7) | (3) |
| Translation adjustments | 2 | 2 | - |
| Deferred taxes | (340) | (328) | (12) |
| **Equity under IAS/IFRS** | **12,599** | **12,000** | **599** |

## 2.3. RECONCILIATION OF 2004 PROFIT

| *(in millions of euros)* | Total | Attributable to equity holders of the parent | Minority interests |
|---|---|---|---|
| **2004 profit under CRC 99-02** | **1,377** | **1,357** | **20** |
| A - Development costs | 254 | 254 | - |
| B - Pension obligations – Cumulative actuarial gains and losses | 82 | 79 | 3 |
| C - Vehicle sales with a buyback commitment | 54 | 54 | |
| D1-Goodwill amortization | 128 | 92 | 36 |
| D2-Contractual customer relationships (Sommer Allibert) | (119) | (86) | (33) |
| E - Property, plant and equipment | (10) | (10) | |
| H - Foreign currency hedges | 21 | 21 | - |
| I - Interest rate hedges | 12 | 11 | 1 |
| L - Stock options | (7) | (6) | (1) |
| M - Share in net earnings of companies at equity | 21 | 21 | - |
| Other | 15 | 16 | (1) |
| Deferred taxes | (113) | (122) | 9 |
| **Profit under IAS/IFRS** | **1,715** | **1,681** | **34** |

| *(in millions of euros)* | Profit under CRC 99-02 | Reclassifications | Revaluations | Total | Profit under IAS/IFRS |
|---|---|---|---|---|---|
| **Net sales** | **56,797** | | **(692)** | **56,105** | **Sales and revenue** |
| | | | (551) *C* | | |
| | | | 133 *K* | | |
| | | | (274) *J* | | |
| **Cost of goods and services sold** | **(44,329)** | **42** | **484** | **(43,803)** | **Cost of goods and services sold** |
| | | (3) *2* | (7) *L* | | |
| | | 36 *B* | 82 *B* | | |
| | | (1) *1* | (119) *D* | | |
| | | 10 | 33 *E* | | |
| | | | 605 *C* | | |
| | | | (127) *K* | | |
| | | | (4) *A* | | |
| | | | 11 *I* | | |
| | | | 10 | | |
| **Selling, general and administrative expenses** | **(8,168)** | **(10)** | **270** | **(7,908)** | **Selling, general and administrative expenses** |
| | | | (6) *K* | | |
| | | (10) | 1 *D* | | |
| | | | 274 *J* | | |
| | | | 1 | | |
| **Research and development costs** | **(2,118)** | | **258** ***A*** | **(1,860)** | **Research and development cost** |
| | **(54,615)** | **32** | **1 012** | **(53,571)** | |
| Operating margin | 2,182 | 32 | 320 | 2,534 | Operating margin |
| **Early-termination plan costs** | **(24)** | **24** | | **-** | |
| | | **(9)** | **25** | **16** | **Other income and expenses, net** |
| | | 16 *2* | 21 *H* | | |
| | | (36) *B* | 4 | | |
| | | 6 *1* | | | |
| | | (93) *3* | | | |
| | | 183 *4* | | | |
| | | (19) *5* | | | |
| | | (68) *H* | | | |
| | | 2 | | | |
| | | **314** ***5*** | | **314** | **Interest income, net** |
| **Restructuring cost** | **(69)** | **69** ***3*** | | **-** | |
| | | **(330)** | **(42)** | **(372)** | **Finance costs** |
| | | (4) *2* | (43) *E* | | |
| | | (326) *5* | 1 *I* | | |
| **Interest income (expense), net** | **(99)** | **99** ***5*** | | **-** | |
| **Other income and (expense), net** | **199** | **(199)** | | **-** | |
| | | (9) *2* | | | |
| | | (5) *1* | | | |
| | | (183) *4* | | | |
| | | (2) | | | |
| Income before tax of fully-consolidated companies | 2,189 | - | 303 | 2,492 | Profit before tax and share in net earnings of companies at equity |
| **Income taxes** | **(676)** | | **(114)** | **(790)** | **Income tax expense** |
| **Net earnings of companies at equity** | **(8)** | | **21** | **13** | **Share in net earnings of companies at equity** |
| | | | 20 *A* | | |
| | | | 1 *E* | | |
| **Amortization of goodwill** | **(128)** | | **128** ***D*** | **-** | |
| Net income before minority interests | 1,377 | - | 338 | 1,715 | Consolidated profit for the year |
| **Income (loss) attributable to minority interests** | **(20)** | | **(14)** | **(34)** | **Minority interests** |
| | | | (7) *D* | | |
| | | | (2) *B* | | |
| | | | (5) | | |
| Net income | 1,357 | - | 324 | 1,681 | Profit attributable to equity holders of the parent |

## 2.4. RECONCILIATION OF EQUITY AT DECEMBER 31, 2004

| *(in millions of euros)* | Total | Attributable to equity holders of the parent | Minority interests |
|---|---|---|---|
| **Equity under CRC 99-02** | **13,356** | **12,697** | **659** |
| A - Development costs | 2,579 | 2,578 | 1 |
| B - Pension obligations - Cumulative actuarial gains and losses | (1,160) | (1,141) | (19) |
| C - Vehicle sales with a buyback commitment | (343) | (343) | - |
| D - Goodwill | (89) | (49) | (40) |
| E - Property, plant and equipment | (302) | (302) | - |
| F - Treasury stock | (185) | (181) | (4) |
| G - Available-for-sale financial assets | 159 | 159 | - |
| H - Foreign currency hedges | 36 | 36 | - |
| I - Interest rate hedges | 1 | 3 | (2) |
| M - Investments in companies at equity | 19 | 19 | - |
| N - Deferred tax liabilities on Argentinean investments | (158) | (158) | - |
| Other | 6 | 17 | (11) |
| Translation adjustments | (2) | (2) | - |
| Deferred taxes | (409) | (410) | 1 |
| **Equity under IAS/IFRS** | **13,508** | **12,923** | **585** |

## 2.5. IMPACT ON THE BALANCE SHEET AT JANUARY 1, 2004

| ASSETS<br>*(in millions of euros)* | Balance sheet under CRC 99-02 | BPF Provision | Reclassifications | Revaluations | Total | Balance sheet under IAS/IFRS |
|---|---|---|---|---|---|---|
| **Goodwill** | **2,039** | | **-** | **(221) *D*** | **1 818** | **Goodwill** |
| **Intangible assets** | **224** | | **-** | **2,867**<br>2,748 *A*<br>119 *D*<br>(1) | **3 091** | **Intangible assets** |
| **Property, plant and equipment** | **12,209** | | **357**<br>439 *a*<br>(82) b | **1,282**<br>1,437 *C*<br>(194) *E*<br>26 *A*<br>14 | **13 848** | **Property, plant and equipment** |
| **Investments in companies at equity** | **550** | | **-** | **(2)**<br>6 *A*<br>(7) *E*<br>(1) | **548** | **Investments in companies at equity** |
| **Loans, receivables and short-term investments** | 591 | | (591) *c* | - | - | |
| **Shares in non-consolidated companies** | 76 | | - | - | 76 | Investments in non-consolidated companies |
| | | **(15)** | **660**<br>591 *c*<br>231 *d*<br>(25) *e*<br>(137) *f* | **289**<br>106 *G*<br>184 *I*<br>(1) | **934** | **Other non-current financial assets** |
| | | | **244**<br>284 *r*<br>(40) *d* | **(153)**<br>(145) *B*<br>(8) | **91** | **Other non-current assets** |
| **Investment securities** | 185 | | (185) *d* | - | - | |
| **Other** | 284 | | (284) *r* | - | - | |
| **Long-term deferred taxes** | **455** | | **(533)**<br>(883) *g*<br>350 *h* | **651** | **573** | **Deferred tax assets** |
| **Operating assets** | | | | | | **Current assets** |
| **Finance receivables** | **17,185** | **73** | **142 i** | **2,208**<br>2,143 *K*<br>65 *I* | **19,609** | **Finance receivables** |
| **Other loans and receivables** | **112** | **26** | **-** | **(50)**<br>(50) *K* | **88** | **Other customer loans** |
| | | | **2,293**<br>2,268 *j*<br>25 *e* | **201 *K*** | **2,494** | **Short-term investments – finance companies** |
| **Inventories** | **6,660** | | **-** | **(449) *A*** | **6,211** | **Inventories** |
| **Accounts and notes receivable** | **3,363** | | **-** | **90**<br>119 *K*<br>(28) *H*<br>(1) | **3,454** | **Trade receivables** |
| **Short-term income taxes** | **785** | | **(624)**<br>(274) *k*<br>(350) *h* | **-** | **161** | **Current tax assets** |
| **Other receivables** | **3,589** | **(1)** | **(779)**<br>(439) *a*<br>(324) *i*<br>(16) *l* | **(32)**<br>(207) *K*<br>83 *I*<br>80 *H*<br>12 | **2,777** | **Other receivables** |
| **Current financial assets** | **3,506** | | **(2,418)**<br>(150) *m*<br>(2,268) *j* | **223**<br>210 *G*<br>12 *I*<br>1 | **1,310** | **Current financial assets** |
| **Cash and cash equivalents** | **5,618** | | **(6) *d*** | **68**<br>71 *K*<br>(2) *I* | **5,681** | **Cash and cash equivalents** |
| Total assets | 57,432 | 83 | (1,724) *0* | 6,973 | 62,764 | |

| EQUITY AND LIABILITIES (in millions of euros) | Balance sheet under CRC 99-02 | BPF provisions | Reclassifications | Revaluations | Total | Balance sheet under IAS / IFRS |
|---|---|---|---|---|---|---|
| Common stock | 243 | - | - | - | 243 | Share capital |
| Retained earnings | 12,364 | 63 | (888) | 369 | 11,908 | Retained earnings and other accumulated equity, excluding minority interests |
| | | | (11) *m* | | | |
| | | | (877) | | | |
| Treasury stock | (16) | - | (135) *m* | - | (151) | Treasury stock |
| Cumulative translation adjustment | (727) | (12) | 877 | (138) | (0) | |
| | | | | (151) *N* | | |
| | | | | 13 | | |
| Minority interest | 687 | - | (4) m | (84) | 599 | Minority interest |
| Stockholders' equity | 12,551 | 51 | (150) m | 147 | 12,599 | Equity |
| Long-term debt | 3,609 | - | - | 281 | 3,891 | Non-current financial liabilities |
| | | | | 199 *I* | | |
| | | | | 93 *E* | | |
| | | | | (12) | | |
| | | | 637 | 1,962 *C* | 2,599 | Other non-current liabilities |
| | | | (82) *b* | | | |
| | | | 719 *o* | | | |
| Other long-term liabilities | 160 | - | (160) *o* | - | - | |
| Long-term deferred income tax liabilities | 1,500 | 30 | (830) | 1,145 | 1,844 | Deferred tax liabilities |
| | | | (883) *g* | 151 *N* | | |
| | | | 53 *n* | 994 | | |
| Reserves for contingencies and liabilities | 1,676 | 1 | 729 *p* | 993 | 3,399 | Provisions |
| | | | | 1,097 *B* | | |
| | | | | (128) *C* | | |
| | | | | (4) *D* | | |
| | | | | (2) *I* | | |
| | | | | 31 | | |
| Bank borrowings | 5,887 | - | 12,216 | 2,436 | 20,539 | Financing liabilities |
| | | | 12,369 *q* | 2,361 *K* | | |
| | | | (16) *l* | 74 *I* | | |
| | | | (137) *f* | 1 | | |
| Other borrowings | 12,009 | - | (12,009) *q* | - | - | |
| Bank overdrafts | 169 | - | (169) *q* | - | - | |
| Customer deposits | 191 | - | (191) *q* | - | - | |
| Accounts and notes payable | 10,021 | - | - | - | 10,020 | Trade payables |
| Income tax liabilities | 443 | - | (327) | | 116 | Current tax payable |
| | | | (274) *k* | | | |
| | | | (53) *n* | | | |
| Other payables | 6,595 | 1 | (1,470) | (31) | 5,095 | Other payables |
| | | | (559) *o* | (101) *K* | | |
| | | | (729) *p* | 64 *I* | | |
| | | | (182) *i* | 6 *H* | | |
| Current portion of long-term debt | 270 | - | - | 5 | 275 | Current portion of long-term debt |
| | | | | 5 *E* | | |
| Short-term financing | 2,350 | - | - | 21 | 2,370 | Other short-term financing |
| | | | | 18 *K* | | |
| | | | | 3 *I* | | |
| | | | | 16 | 16 | Other current financial liabilities |
| | | | | 16 *I* | | |
| Total liabilities and stockholders' equity | 57,432 | 83 | (1,724) *0* | 6,973 | 62,764 | |

*"Banque PSA Finance provisions" corresponds to the impact of the change in the accounting method as of January 1, 2004 used to determine provisions and credit losses relating to Banque PSA Finance customer loans. This change in accounting method and its related impact are described in note 1 P. to the Group's consolidated financial statements for the year ended December 31, 2004, prepared in accordance with French GAAP. Detailed reconciling differences have been rounded up in the above table.*

## 2.6. IMPACT ON THE CONSOLIDATED STATEMENT OF CASH FLOWS

### A. Impact on working capital provided by operations – manufacturing and sales companies *(in millions of euros)*

| | |
|---|---|
| **Reported working capital provided by operations under French GAAP** | **3,465** |
| Impact on profit | 336 |
| Depreciation and amortization | |
| - Automobile Division R&D costs (A) | 427 |
| - Faurecia R&D (A) | 145 |
| - Sommer Allibert contractual customer relationship (D) | 119 |
| - Goodwill (D) | (123) |
| - Property, plant and equipment (E) | (30) |
| - Pension obligations (B) | (82) |
| Change in deferred taxes | 109 |
| Reclassification of short-term provisions | (72) |
| Other | (57) |
| **Working capital provided by operations under IFRS** | **4,237** |

### B. Impact on cash flows from investing activities – manufacturing and sales companies *(in millions of euros)*

| | |
|---|---|
| **Reported net cash used in investing activities under French GAAP** | **3,115** |
| Automobile Division R&D costs | 676 |
| Faurecia R&D costs | 150 |
| Property, plant and equipment | (69) |
| Vehicle sales with a buyback commitment | 54 |
| Other | (42) |
| **Net cash used in investing activities under IFRS** | **3,884** |

## 2.7. DESCRIPTION OF ADJUSTMENTS

### A. Development costs

Development expenditure that meets the criteria in note 1.11 A has been capitalized and amortized retrospectively.

Automobile Division development expenditure capitalized in the opening IFRS balance sheet includes:

- all expenditure directly related to vehicle projects for which pre-series production of the final silhouette started after December 31, 1998;
- all expenditure directly related to engine and gearbox projects launched after December 31, 1998.

Regarding Faurecia, development expenditure capitalized at January 1, 2004 includes:

- development expenditure previously recorded in inventory, for which there is no contractual payment guarantee and which is therefore reclassified in intangible assets;
- development expenditure expensed under French GAAP but capitalizable under IFRS.

In the opening IFRS balance sheet at January 1, 2004, capitalized development expenditure (€2,748 million) corresponds to the following items:

- cumulative development expenditure incurred in prior years by the Automobile Division (€3,486 million), net of accumulated amortization (€1,165 million), representing a net amount of €2,321 million;
- Faurecia development expenditure for which there is no contractual payment guarantee, previously recognized in inventory and reclassified in intangible assets under IFRS (€423 million);
- Faurecia development expenditure recognized as an expense in prior years that qualifies for recognition as an intangible asset under IFRS (€4 million).

Capitalization of development expenditure totaling €2,748 million results in an increase of €2,325 million in equity, and the reclassification of €449 million from inventories to intangible assets and property, plant and equipment, of which €423 million is included in development expenditure and €26 million in property, plant and equipment (tools).

Capitalized development expenditure of companies at equity has a €6 million positive impact on investments in companies at equity in the opening IFRS balance sheet at January 1, 2004.

In the 2004 income statement, the effect of these adjustments is a €254 million increase in operating margin, reflecting:
- a €249 million reduction in Automobile Division research and development expenditure, as the amounts capitalized in the year (€676 million) exceed the amortization charged against development expenditure capitalized under French GAAP (€427 million);
- a €9 million reduction in Faurecia research and development expenditure, as the amounts capitalized in the year (€150 million) exceed the amortization charged against development expenditure capitalized under French GAAP (€141 million);
- a €4 million increase in the cost of goods and services sold, corresponding to depreciation of tools reclassified in property, plant and equipment.

These adjustments have a positive impact of €20 million on share in net earnings of companies at equity.

### B. Pension obligations – Cumulative actuarial gains and losses

#### *Cumulative actuarial gains and losses*

In accordance with the optional exemption provided for in IFRS 1
- first-time Adoption of IFRS, in the opening IFRS balance sheet, actuarial gains and losses that existed at January 1, 2004 have been recognized against equity for an amount of €1,242 million, leading to:
- a €145 million decrease in "Other non-current assets", corresponding to funding surpluses recognized in the French GAAP accounts;
- a €1,097 million increase in the provision for pension obligations.

Consequently, in the 2004 IFRS income statement, periodic pension cost no longer includes any amortization of these actuarial gains and losses, leading to an €82 million decrease in this item.

Actuarial gains and losses arising on or after January 1, 2004 are amortized using the corridor method over the average remaining service lives of eligible employees.

#### *Discounting and return on external funds*

The impacts of adjustments to the discounted opening projected benefit obligation and the expected return on external funds, which were previously reported under Cost of goods and services sold, have been classified in "Other income and expense, net" for an amount of €36 million in 2004, leading to a corresponding increase in operating margin.

#### *Measurement of projected benefit obligations*

For the purpose of applying IAS 19, the Group has reviewed the accounting treatment of supplementary pension benefits paid to employees of the former French subsidiary of the Chrysler Group, which was acquired by PSA Peugeot Citroën in 1978. At the time of the acquisition and subsequent merger with Automobiles Peugeot, the employees of this entity retained the benefits earned under the former Chrysler pension plan, which were more favorable than those offered to Automobiles Peugeot employees. At the same time, a contract was signed with a leading insurance company, whereby the insurance company took over responsibility for paying these benefits in exchange for premiums paid by the Group when each eligible employee retired. In the French GAAP accounts, the premiums paid under the contract are treated as being in full discharge of the Group's liability for benefit payments to retired employees, while future premiums payable in respect of active employees are included in the Group's pension obligations.

Under IAS 19, the projected benefit obligation related to retired employees has been added back to the Group's benefit obligation and the provisions and reserves booked by the insurance company to cover the benefit payments have been included in external funds covering pension obligations. The corresponding increase in pension obligations and external funds at January 1, 2004, related to supplementary pension benefits for employees of the former French subsidiary of the Chrysler group, amounted to €598 million. The adjustment has no impact on the pension obligation recognized in the balance sheet at January 1, 2004, and the effect on 2004 profit is not material.

### C. Sales with a buyback commitment

New vehicle sales with a buyback commitment are not recognized in sales and revenue (see Note 1.5 A), but are accounted for as operating leases. The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. In the opening IFRS balance sheet at January 1, 2004:
- the vehicles have been included in property, plant and equipment (€1,437 million), and the corresponding revenue has been recognized in non-current liabilities (€1,962 million);
- provisions have been reduced by €128 million, corresponding to the cancellation of provisions for warranty costs (€67 million) - the cost of which is taken to the statement of income in proportion to the margin generated on leased vehicles -, and adjustments to provisions for vehicle sales with a buyback commitment (€61 million), which only remain when the overall margin is negative;
- a portion of the margin recognized on vehicles sold with a buyback commitment prior to January 1, 2004 has been deducted from equity (€397 million).

In the 2004 income statement:
- an amount of €551 million has been deducted from consolidated sales and revenue, because the revenue from the sale of the new vehicle is replaced over the duration of the buyback commitment by rental revenue equal to the difference between the sale price of the new vehicle and the buyback price;
- the €54 million impact of the change from one balance sheet date to the next in the volume of vehicles sold with a buyback commitment is included in operating margin. This amount corresponds to a decrease of €605 million in the cost of goods and services sold, net of the €551 million reduction in sales.

## D. Goodwill

Under IFRS 1 – First-time Adoption of IFRS, entities may apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before January 1, 2004. Given the significance of the Sommer Allibert acquisition in 2001, which led Faurecia to become a global automotive equipment supplier, the Group has restated its accounts as if IFRS 3 had been applied as from the date of this acquisition. The restatements notably entailed:

- retrospective revaluation of Sommer Allibert's assets and liabilities at the date of acquisition by Faurecia (January 2001). This revaluation led to the recognition of an intangible asset corresponding to Sommer Allibert contractual customer relationships, valued at €477 million (€307 million net of deferred taxes). This amount corresponds to the discounted present value of profits generated by product supply contracts in progress at the acquisition date, net of an estimated return on capital employed. In view of the remaining life of these contracts, this intangible asset is being amortized over four years. Its net book value at January 1, 2004 was €119 million (€77 million net of deferred taxes);
- elimination of restructuring provisions booked in 2002, which complied with French GAAP but not with IFRS;
- elimination of other fair value adjustments made in 2002, beyond the period of one year from the acquisition date allowed for such adjustments under IFRS;
- cancellation of the amortization charges recognized since 2001 on the Sommer Allibert goodwill;
- cancellation of amortization charges recorded since 2001 on other items of goodwill recognized on transactions carried out by the Group.

The effect of these restatements on the opening balance sheet at January 1, 2004 is a €221 million decrease in goodwill, as follows:

- a €246 million decrease in Sommer Allibert goodwill, corresponding to a €260 million decrease in Faurecia's accounts, net of the cancelled amortization charge of €14 million on the additional goodwill recognized on this transaction at the level of the Group accounts;
- cancellation of amortization charged on recognized on other acquisitions goodwill for an amount of €25 million.

This reduction in goodwill leads to:

- a €119 million increase in intangible assets, corresponding to the net book value of Sommer Allibert contractual customer relationships;
- a €127 million reduction in equity;
- a €25 million increase in equity corresponding to the cancellation of amortization charged on goodwill recognized on other acquisitions.

In addition to these restatements, a provision was released for an amount of €4 million, bringing the reduction in equity to €98 million.

After taking into account these adjustments, at January 1, 2004 Sommer Allibert goodwill totaled €793 million, including €772 million carried in Faurecia's accounts and €21 million carried at the level of the Group accounts. At December 31, 2003, goodwill reported in the French GAAP accounts totaled €1,039 million, of which €1,032 million was carried in Faurecia's accounts and €7 million at the level of the Group accounts.

### D1 – Goodwill amortization

- The IFRS income statement for 2004 no longer includes a goodwill amortization charge, resulting in a €128 million reduction in expenses.

### D2 – Contractual customer relationship (Sommer Allibert)

- The IFRS income statement for 2004 includes €119 million in amortization of Sommer Allibert contractual customer relationships, recorded against operating margin.

## E. Property, plant and equipment

In the opening IFRS balance sheet at January 1, 2004:

- borrowing costs (€207 million) have been eliminated from the net book value of the assets concerned and recorded as a deduction from equity;
- certain operating leases have been reclassified as finance leases, leading to an increase in assets (€98 million) and liabilities (€98 million). The impact of these reclassifications on equity is not material;
- investment grants (€81 million) have been deducted from the carrying value of the corresponding assets, with no impact on equity;
- expenses that do not meet the definition of directly attributable costs (€85 million) have been eliminated from the net book value of the assets concerned and recorded as a deduction from equity.

In the 2004 IFRS income statement, these adjustments have a positive impact of €33 million on operating margin, and a negative impact of €43 million on finance costs, as follows:

- the change of method of accounting for borrowing costs has a positive impact of €42 million on operating margin, offset by a €38 million negative impact on finance costs;
- the reclassification of certain operating leases as finance leases has a positive impact of €4 million on operating margin and a negative impact of €5 million on finance costs;
- expenses that do not meet the definition of directly attributable costs are recognized as a deduction from operating margin for an amount of €13 million.

In addition, the write-off of expenses that do not meet the definition of directly attributable costs has the effect of reducing investments in companies at equity by €7 million in the opening IFRS balance sheet at January 1, 2004. The effect on 2004 profit is not material.

## F. Treasury stock

Shares held for share purchase plans have been recorded as a deduction from equity for an amount of €150 million. This change of presentation has no impact on the income statement.

## G. Available-for-sale financial assets

Remeasuring available-for-sale financial assets at fair value has a positive impact of €316 million on consolidated equity at January 1, 2004, including €106 million included in other non-current financial assets and €210 million included in current financial assets.

Changes in equity during the period correspond to the transfer to the income statement of the gain on available-for-sale financial assets sold during the year (€181 million, or €145 million net of the deferred tax effect) and to the remeasurement at fair value of securities remaining in the portfolio (€25 million, or €19 million net of the deferred tax effect).

### H. Currency hedges

Hedged foreign currency receivables and payables are systematically translated into euros at the year-end exchange rate and no longer at the hedging rate. The impact of this revaluation is offset in full by the measurement at fair value of financial instruments used to hedge currency risk arising on these receivables and payables.

Currency options used to hedge future cash flows are also recognized in the balance sheet at their fair value. At January 1, 2004, opening equity reflects:
- the change in the intrinsic value (effective portion) of hedging instruments designated as cash flow hedges (increase of €74 million, or €48 million net of tax).
- the change in the value of the ineffective portion of outstanding option contracts (decrease of €28 million).

Operating margin reflects:
- changes in the fair value of hedged items offset by symmetrical changes in the effective portion of the fair value of the hedging instruments;
- foreign exchange gains and losses on non-hedged commercial transactions.

Under IFRS, "Other income and expenses, net" reflects changes in the fair value of the ineffective portion of option contracts with maturities during or after the current fiscal year. In comparison with the French GAAP accounts which reflect the amortization charged against premiums paid upon the option at maturity, the impact of this change on 2004 profit under IFRS is as follows:
- reclassification of an amount of €68 million relating to the amortization of premiums paid upon currency options from "Net interest expense" in the French GAAP accounts to "Other income and expenses, net" under IFRS;
- a positive fair value adjustment to the cost of premiums (ineffective portion of the options under IFRS), amounting to €21 million. This amount reflects premium amortization charges recorded in the 2004 French GAAP accounts (€28 million), which are included in opening equity under IFRS, and an additional expense corresponding to premiums paid on options measured at fair value (€7 million).

Changes in equity over the period correspond to:
- the transfer to the income statement of changes in the intrinsic value of the options when the hedged transaction is executed (€61 million, or €39 million net of the deferred tax effect); and fair value adjustments to the intrinsic value of options in the portfolio (€30 million, or €19 million net of the deferred tax effect).

Closing equity reflects the intrinsic value of options in the portfolio at December 31, 2004 (€43 million, or €28 million net of the tax effect).

### I. Interest rate hedges

Opening equity at January 1, 2004 has been adjusted to reflect the remeasurement of the following items at fair value:
- all derivative instruments;
- the portion of finance receivables hedged by interest rate swaps;
- fixed-income securities hedged by interest rate swaps and accounted for using the fair value option;
- the portion of debt hedged by interest rate swaps.

In view of the Group's interest rate and currency hedging policies, remeasuring these items at fair value has the effect of reducing opening equity at January 1, 2004 by €12 million.

The impact on profit of recognizing derivatives at fair value is not material, because Group policy consists of designating all derivative instruments as either fair value or cash flow hedges.

### J. Recognition of finance receivables at amortized cost

The principles applied for the recognition and measurement of finance receivables are set out in IAS 39 – Financial Instruments: Recognition and Measurement.

Customer loans and receivables recognized in the balance sheet correspond to Banque PSA Finance's net investment in respect of these receivables. Therefore, in addition to the outstanding principal and accrued interest, the carrying value of finance receivables also includes:
- commissions paid to referral agents as well as external direct administrative expenses, which are added to the outstanding principal;
- contributions received from the marques, which are deducted from the outstanding principal;
- unamortized transaction fees (recognized as deferred income under French GAAP), which are deducted from the outstanding principal;
- guarantee deposits received at the inception of finance leases, which are deducted from the amount financed.

The carrying value of finance receivables, as described above, excludes the impact of applying hedge accounting (see below).

Interest income is allocated by the effective interest method, with the effective interest rate being the rate that exactly discounts estimated future cash receipts through the expected life of the loan.

Application of the amortized cost method has no impact on the income statement. In terms of income statement presentation, revenues from finance receivables are stated net of amortization (by the yield-to-maturity method) of direct costs incurred by the Bank. These costs were previously recognized directly in operating expenses under commissions due to referral agents and other transaction costs. This change of presentation has the effect of reducing the finance companies' 2004 revenue and operating expenses by €274 million.

### K. Securitizations

### K.1. Accounting treatment under French GAAP

#### *Banque PSA Finance*

Banque PSA Finance has carried out several securitizations through a multi-compartment securitization vehicle (Fonds Commun de Créances or FCC), with a separate compartment for each operation. Under French GAAP, when the seller no longer has decision-making or management powers over the receivables, the securitization vehicle is considered as not representing a controlled entity and is therefore not required to be consolidated. This means that the securitized receivables are no longer carried in the balance sheet.

#### *Faurecia*

In 2000 and 2002, Faurecia signed rolling one-year agreements for the sale of receivables. The agreements are renewable until November 2005 and December 2007 respectively. Therefore, the sold receivables are no longer carried in the balance sheet.

### K.2. Impact of applying IFRS

According to SIC 12 – Consolidation: Special Purpose Entities, the FCC's compartments are special purpose entities (SPE) and must be consolidated when the seller retains the majority of the risks and rewards of ownership relative to the sold receivables.

#### *Banque PSA Finance*

The FCC's compartments are consolidated in the opening IFRS balance sheet at January 1, 2004.

As a result, an amount of €2,259 million has been added back to assets, corresponding to automobile loans sold in prior periods (€1,987 million) and the compartment's cash reserves of €272 million, including €201 million reported under "Short-term investments – finance companies" and €71 million reported under "Cash and cash equivalents". The guarantee deposits, representing an amount of €50 million, are eliminated in consolidation.

The FCC preferred and subordinated shares (€2,259 million) are recognized as liabilities.

Dividends paid by the FCC's compartments on the shares representing Banque PSA Finance's retained interest are eliminated in consolidation. Consolidated sales and revenue include revenues from the receivables held by the FCC's compartments (€133 million), while operating expenses include the interest paid on the preferred and subordinated shares.

Consolidating the FCC's compartments has no impact on opening equity at January 1, 2004, or on future profit.

#### *Faurecia*

The receivables sold under securitization agreements in force at January 1, 2004 have been added back to assets in an amount of €119 million, with a corresponding increase in debt of €18 million, net of the guarantee deposit of €101 million, previously recorded in "Other receivables".

### L. Stock options

Application of IFRS 2 – Shared-based Payment has no impact on the opening balance sheet at January 1, 2004 or on consolidated equity.

The recognition in expenses of the fair value of options has the effect of increasing payroll costs included in operating margin, with a corresponding increase in equity. The impact on profit for 2004 is an expense of €7 million.

### M. Investments in companies at equity

The book value of investments in companies at equity at January 1, 2004 has been reduced by €2 million due to the capitalization of development expenditure (see A) and the recognition as expenses of costs not directly attributable to property, plant and equipment (see E). The effect on the Group's share in net earnings of companies at equity for 2004 is a €21 million increase, including €20 million relating to capitalized development expenditure.

### N. Deferred tax liabilities on Argentinean investments

Further to the devaluation of the Argentinean peso, provisions for the loss in value of investments were recognized in the individual accounts of the Spanish parent of the Group's Argentinean subsidiaries. These provisions, which are deductible for tax purposes under local regulations, related mainly to adverse movements in exchange rates, and the resulting current tax gain was offset by a deferred tax expense due to a timing difference for the same amount. The related deferred tax liability was recorded directly under "Cumulative translation adjustment" in the consolidated French GAAP accounts. In accordance with the option available under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Group has decided to recognize the translation adjustment against retained earnings, and the deferred tax liability previously included in this heading has been reclassified under deferred taxes in the opening IFRS balance sheet for an amount of €151 million.

### O. Reclassification of balance sheet items

In order to comply with requirements set out in IFRS regarding balance sheet presentation, an amount of €1,724 million has been reclassified between assets and liabilities as of January 1, 2004, relating mainly to:

- deferred and current tax receivables and payables, for a total amount of €1,157 million. Under IAS 12, Income Taxes, an entity will normally have a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority and the taxation authority permits the entity to make or receive a single net payment;
- investment grants, which have been reclassified for an amount of €81 million as a deduction from the net carrying amount of the related assets, in accordance with the option available under IAS 16, Property, Plant and Equipment;
- treasury stock amounting to €150 million backing of stock option plans commitments, which has been reclassified from short-term investments to equity, in accordance with IAS 32, Financial Instruments: Disclosure and Presentation;
- certain amounts relating to finance receivables, included in "other payables" (€182 million) and "other receivables" (€324 million). In accordance with IAS 39, *Financial Instruments: Recognition and Measurement, finance* receivables are carried in the balance sheet at amortized cost, corresponding to the net financial commitment of Banque PSA Finance in respect of the loans (see note 1.14 A).

# Note 3 – Scope of consolidation

## 3.1. NUMBER OF CONSOLIDATED COMPANIES

### A. At year-end

| | 2004 | 2003 |
|---|---|---|
| **Subsidiaries** | | |
| Manufacturing and sales companies | 311 | 306 |
| Finance companies | 33 | 28 |
| | **344** | **334** |
| **Companies at equity** | | |
| Manufacturing and sales companies | 31 | 31 |
| | **31** | **31** |
| Consolidated companies at December 31 | 375 | 365 |

### B. Changes during the year

| | 2004 |
|---|---|
| **Consolidated companies at January 1** | **365** |
| Newly-consolidated companies | |
| - Automobile importers | 1 |
| - Automobile dealers | 4 |
| - Automotive equipment companies | 9 |
| - Transportation and logistics companies | 2 |
| - Other manufacturing and sales companies | 2 |
| - Finance companies | 5 |
| Deconsolidated companies | (7) |
| Merged companies and other | (6) |
| Consolidated companies at December 31 | 375 |

## 3.2. MAIN CHANGES IN THE SCOPE OF CONSOLIDATION IN 2004

### Dongfeng Peugeot Citroën Automobile - DPCA

Further to the agreements signed on October 25, 2002 between PSA Peugeot Citroën and Dongfeng Motors, at the end of 2004, the two main shareholders of Dongfeng Peugeot Citroën Automobile – DPCA raised their respective stakes in the company to 50% by purchasing the minority interests held by French banks and Chinese financial institutions.

The percentage used to account for DPCA by the equity method has been adjusted accordingly (see note 16.1).

### Auto ABS securitization vehicle – compartment 2004-1

Compartment 2004-1 has been consolidated since it was set up on February 25, 2004 to purchase a total of €1 billion in automobile loans from PSA Finance Deutschland GmbH.

## 3.3. IMPACT OF CHANGES IN SCOPE OF CONSOLIDATION ON CONSOLIDATED DATA

The impact of the buyout of minority interests in Dongfeng Peugeot Citroën Automobile - DPCA is described in note 16.1.

The impact of other changes in the scope of consolidation on the 2004 consolidated income statement is not material.

# Note 4 – Segment information

In accordance with IAS 14 "Segment Information", the Group's primary reporting format is organized by business segment, and its secondary reporting format by geographic segment, in line with the organization and management structure.

## 4.1. BUSINESS SEGMENTS

The Group's operations are organized around five main segments:

- the Automobile Division, covering the design, manufacture and sale of passenger cars and light commercial vehicles under the Peugeot and Citroën marques;
- the Automotive Equipment Division, corresponding to the Faurecia group, which specializes in the vehicle interior, automobile seating, front-end and exhaust systems sectors;
- the Transportation and Logistics Division, corresponding to the Gefco group, which specializes in logistics and vehicle and goods transportation;
- the Finance Division, corresponding to the Banque PSA Finance group, which provides retail financing to the customers of the Peugeot and Citroën marques and wholesale financing to the two marques' dealer networks;
- other Businesses, which include the activities of the holding company, Peugeot S.A., and directly related activities, which include motorcycle manufacturing and plant and equipment design.

Balances for each segment, as shown in the table below, are on a stand-alone bases. All intersegment transactions are eliminated under the heading "Eliminations".

All intersegment commercial transactions are carried out on an arm's length basis on the same terms and conditions as those applicable to the supply of goods and services to third parties.

| *(in millions of euros)* | Automobile | Automotive Equipment | Transportation and Logistics | Other | Finance | Eliminations | Total |
|---|---|---|---|---|---|---|---|
| **Sales and revenue** | | | | | | | |
| - to third parties | 44,999 | 8,157 | 1,064 | 525 | 1,360 | - | 56,105 |
| - intragroup, intersegment | 240 | 2,562 | 1,830 | 374 | 241 | (5,247) | - |
| **Total** | **45,239** | **10,719** | **2,894** | **899** | **1,601** | **(5,247)** | **56,105** |
| **Operating margin** | **1,551** | **283** | **158** | **26** | **523** | **-** | **2,534** |
| **Segment profit** | **1,541** | **223** | **154** | **16** | **519** | **-** | **2,446** |
| Investments in net earnings of companies at equity | 5 | 8 | - | - | - | - | 13 |
| Interest income (expense), net | | | | | | | 46 |
| Income taxes | | | | | | | (790) |
| **Profit** | | | | | | | **1,715** |
| **Segment assets** | **24,456** | **6,571** | **1,120** | **514** | **24,965** | **(1,931)** | **55,695** |
| Investments in companies at equity | 581 | 33 | - | - | - | - | 614 |
| Investments in non-consolidated companies | | | | | | | 66 |
| Financial assets | | | | | | | 8,604 |
| Tax assets | | | | | | | 682 |
| **Total segment assets** | | | | | | | **65,661** |
| *Segment liabilities* | 17,688 | 2,996 | 654 | 596 | 23,249 | (1,977) | 43,206 |
| Long-term debt | | | | | | | 6,694 |
| Tax liabilities | | | | | | | 2,253 |
| Equity | | | | | | | 13,508 |
| **Total equity and liabilities** | **-** | **-** | **-** | **-** | **-** | **-** | **65 661** |
| **Capital expenditure (excluding sales with a buyback commitment)** | **3,129** | **492** | **91** | **15** | **36** | **-** | **3,763** |
| **Depreciation and amortization** | **2,406** | **623** | **55** | **28** | **12** | **-** | **3,124** |
| **Capital employed** | **6,279** | **3,655** | **476** | **(364)** | **2,116** | **46** | **12,208** |

## 4.2. GEOGRAPHICAL SEGMENTS

In the table below, sales are presented by destination of products sold and other information by geographic location of the subsidiary concerned.

| *(in millions of euros)* | Western Europe | Rest of Europe | Latin America | Rest of the world | Total |
|---|---|---|---|---|---|
| 2004 | | | | | |
| Net sales and revenue | 46,529 | 2,550 | 1,409 | 5,617 | 56,105 |
| Capital expenditure (intangible assets and property, plant and equipment) | 3,364 | 255 | 83 | 61 | 3,763 |

The Group considers Western Europe as its domestic market.

## Note 5 – Sales and revenue

| *(in millions of euros)* | 2004 |
|---|---|
| Vehicles and other goods | 51,131 |
| Services | 3,614 |
| Finance companies' revenue | 1,360 |
| **Total** | **56,105** |

## Note 6 – Personnel costs

Group personnel costs are as follows:

| *(in millions of euros)* | 2004 |
|---|---|
| Automobile Division | 5,970 |
| Automotive Equipment Division | 1,927 |
| Transportation and Logistics Division | 342 |
| Finance companies | 119 |
| Other | 153 |
| **Total** | **8,516** |

## Note 7 - Depreciation and amortization expense

Depreciation and amortization expense included in operating expense breaks down as follows:

| *(in millions of euros)* | 2004 |
|---|---|
| Capitalized development expenditure | 568 |
| Other intangible assets | 187 |
| Special tools | 622 |
| Other property, plant and equipment | 1,747 |
| **Total** | **3,124** |

## Note 8 - Research and development expenditure

| *(in millions of euros)* | 2004 |
|---|---|
| Total expenditure | (2,118) |
| Capitalized development expenditure (note 14.1) | 826 |
| **Non-capitalized expenditure** | **(1,292)** |
| Amortization of previously capitalized development expenditure (note 14.1) | (568) |
| **Total** | **(1,860)** |

# Note 9 - Other income and expenses, net

Other income and expenses include the following amounts:

| *(in millions of euros)* | 2004 |
|---|---|
| Restructuring costs | (92) |
| Gains on disposals of property | 6 |
| Interest cost on pension obligations | (184) |
| Expected return on external pension funds | 149 |
| Other interest income and expense | (19) |
| Change in the time value of foreign currency options | (28) |
| Net gains on disposals of available-for-sale securities | 188 |
| Other | (4) |
| **Total** | **16** |

## 9.1. RESTRUCTURING COSTS

### A. Analysis by type

| *(in millions of euros)* | 2004 |
|---|---|
| Early-termination plan costs (note 31) | (24) |
| Workforce reductions | (66) |
| Discontinued production operations | (2) |
| **Total** | **(92)** |

### B. Number of employees affected

| *(number of employees)* | 2004 |
|---|---|
| France | 460 |
| Spain | 15 |
| United Kingdom | 710 |
| Rest of Europe | 541 |
| United States | 132 |
| Argentina | 2 |
| Rest of world (excl. Europe) | 15 |
| **Total** | **1,875** |

# Note 10 – Interest income, net

| *(in millions of euros)* | 2004 |
|---|---|
| Interest income on loans | 14 |
| Interest income on cash equivalents | 301 |
| Remeasurement of available-for-sale securities using the fair value option | 5 |
| Net loss on interest rate instruments designated as hedges of investments | (6) |
| **Total** | **314** |

## Note 11 – Finance costs

| (in millions of euros) | 2004 |
|---|---|
| Interest on other borrowings | (215) |
| Interest on bank overdrafts | (143) |
| Interest on finance lease liabilities | (9) |
| Foreign exchange loss on financial Transactions | (5) |
| Net gain on hedges of borrowings | 1 |
| Other | (1) |
| Total | (372) |

## Note 12 – Income taxes

### 12.1. CHANGE IN BALANCE SHEET ITEMS IN 2004

| (in millions of euros) | Opening balance | Expense | Equity | Payment | Transaltion adjustement and other | Closing balance |
|---|---|---|---|---|---|---|
| **Current taxes** | | | | | | |
| Assets | 161 | | | | | 128 |
| Liabilities | (116) | | | | | (136) |
| | **45** | **(467)** | **-** | **418** | **(4)** | **(8)** |
| **Deferred taxes** | | | | | | |
| Assets | 573 | | | | | 554 |
| Liabilities | (1,844) | | | | | (2,117) |
| | **(1,271)** | **(323)** | **45** | **(23)** | **9** | **(1,563)** |

### 12.2. INCOME TAXES OF FULLY CONSOLIDATED COMPANIES

| (in millions of euros) | 2004 |
|---|---|
| **Current taxes (note 12.2 A)** | |
| Corporate income taxes | (459) |
| Tax on intragroup dividends | (8) |
| **Deferred taxes** | |
| Deferred taxes on goodwill relating to associates and joint ventures | (1) |
| Valuation allowance | (30) |
| Effect of change in the French tax rate (note 12.2 B) | 16 |
| Other | (1) |
| Total | (790) |

### A. Current taxes

Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. Effective from January 1, 2000, Peugeot S.A. and its French subsidiaries that are at least 95%-owned renewed their election to determine French income taxes on a consolidated basis according to Article 223 A of the French Tax Code.

### B. Deferred taxes

Deferred taxes are determined as described in note 1.16.

The French statutory income tax rate is 33.33%.

Act no. 99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate income tax liability of French companies. This surtax had the effect of raising the French corporate income tax rate by 1.1 percentage points. The December 30, 2004 Finance Act (Act no. 2004-1484) provided for the phasing out of the "contribution additionnelle" surtax, applicable at a rate of 3% of the corporate income tax liability of French companies since 2002. This surtax has since been reduced to 1.5% from January 1, 2005 and will be abolished in 2006. The December 30, 2004 Amended Finance Act (Act no. 2004-1485 provided for:

- a reduction in the tax rate on all long-term capital gains from 19% to 15% as of 2005;
- the gradual phasing out of taxation of long-term capital gains realized on the sale of equity investments. This tax is to be reduced to 8% in 2006 and abolished from 2007.

Net deferred taxes at December 31, 2004 have been reduced to take into account these new tax rates.

In addition, in accordance with the Amended Finance Act, the Group will have to transfer €200 million from the special long-term capital gains reserve to an ordinary reserve account in 2005. No additional tax will be due when the reserve is distributed, subject to payment of an exit tax of 2.5%. A €6 million tax charge was recorded in the 2004 financial statements, relating to all of the Group entities concerned.

## 12.3. RECONCILIATION OF THE STATUTORY TAX RATE IN FRANCE TO THE EFFECTIVE RATE OF TAX PAID BY THE GROUP

| *(in percent)* | Dec. 31, 2004 |
|---|---|
| **Tax at the French statutory income tax rate for the period** | **(35.4)** |
| - change in French tax rate | 0.6 |
| - permanent differences | (0.2) |
| - income taxable at reduced rates (France) | 2.0 |
| - tax credits | 1.0 |
| - effect of differences in foreign tax rates and other | 1.6 |
| - unrecognized deferred tax assets (note 12.4) | (1.3) |
| | **(31.7)** |

The impact of the change in French tax rates reflects the adjustment of deferred taxes at the year-end to take into account the changes in tax rates enacted during the year (see note 12.2 B).

## 12.4. DEFERRED TAX ASSETS ON TAX LOSSES

| | | Change in the period | | | |
|---|---|---|---|---|---|
| *(in millions of euros)* | Opening balance | Tax losses generated in the period | Other use | Other changes | Closing balance |
| Deferred tax assets | 459 | 23 | (24) | - | 458 |
| Unrecognized at inception | (228) | (7) | N/A | 4 | (231) |
| Valuation allowance | (39) | N/A | N/A | (23) | (62) |
| **Total** | **192** | **16** | **(24)** | **(19)** | **165** |

# Note 13 – Earnings per share

Earnings per share are calculated on the basis of the average number of shares outstanding during the year. The average number of shares is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock.

The dilutive effect of stock options is calculated using the "treasury stock" method, as follows:

| | Dec. 31, 2004 |
|---|---|
| Average number of €1 par value shares outstanding | 236,093,169 |
| Effect of dilutive potential ordinary shares (stock options), calculated using the "treasury stock" method | 336,191 |
| **Diluted weighted average number of shares** | **236,429,360** |

In view of the terms of the stock option plans (see note 28.2), only the 1999 and 2000 plans have a dilutive effect.

# Note 14 – Goodwill and intangible assets

## 14.1. CHANGE IN NET BOOK VALUE

| *(in millions of euros)* | Goodwill | Development expenditure | Software and other intangible assets | Total |
|---|---|---|---|---|
| **Cost** | | | | |
| **At January 1, 2004** | **1,818** | **4,072** | **1,054** | **6,944** |
| Additions | 72 | 826 | 117 | 1,015 |
| Disposals | - | - | (14) | (14) |
| Change in scope of consolidation and other | - | 72 | 2 | 74 |
| Translation adjustment | (20) | (5) | (1) | (26) |
| **At December 31, 2004** | **1,870** | **4,965** | **1,158** | **7,993** |
| **Amortization** | | | | |
| **At January 1, 2004** | **N/A** | **(1,325)** | **(710)** | **(2,035)** |
| Charge for the year | N/A | (568) | (187) | (755) |
| Write off on disposals | N/A | - | 10 | 10 |
| Change in scope of consolidation and other | N/A | 10 | - | 10 |
| Translation adjustment | N/A | 1 | - | 1 |
| **At December 31, 2004** | **-** | **(1,882)** | **(887)** | **(2,769)** |
| Net book value at January 1, 2004 | 1,818 | 2,747 | 344 | 4,909 |
| **Net book value at December 31, 2004** | **1,870** | **3,083** | **271** | **5,224** |

### 14.2. BREAKDOWN OF GOODWILL AT DECEMBER 31, 2004

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Faurecia | | |
| - Bertrand Faure acquisition | 584 | 584 |
| - Sommer Allibert acquisition | 166 | 166 |
| Sommer Allibert group | 793 | 793 |
| Faurecia Exhaust Systems | 125 | 137 |
| Other Faurecia subsidiaries | 62 | 39 |
| Dongfeng Peugeot Citroën Automobile | 53 | 12 |
| Peugeot Automotiv Pazarlama AS (Popas) | 12 | 12 |
| Crédipar | 75 | 75 |
| **Total** | **1,870** | **1,818** |

**Faurecia**

At the end of 2004, the book value of the assets of each of Faurecia's businesses, including goodwill, was compared to the sum of the discounted future cash flows expected to be generated by the assets, based on the latest projections. The calculation was performed by extrapolating to perpetuity projected cash flows for the last year of the medium-term 2008 business plan, based on a growth rate of 1.5%. An independent expert was consulted to determine the weighted average cost of capital to be used to discount future cash flows. Further to the expert's conclusions, a discount rate of 7.9% was applied. Based on the comparison between the book values of the assets and the sum of the corresponding discounted future cash flows, no impairment loss was recorded in that respect at December 31, 2004.

# Note 15 – Property, plant and equipment

| (in millions of euros) | Land and building | Plant and equipment | Leased vehicles | Vehicles and handling equipment | Fixtures, fittings and other | Assets under construction | Total |
|---|---|---|---|---|---|---|---|
| **Cost or valuation** | | | | | | | |
| **At January 1, 2004** | **5,125** | **21,301** | **2,410** | **501** | **878** | **1,983** | **32,198** |
| Additions(*) | 560 | 2,555 | - | 49 | 129 | (473) | 2,820 |
| Disposals | (71) | (1,157) | - | (54) | (44) | - | (1,326) |
| Change in scope of consolidation and other | 2 | (22) | 18 | (2) | 3 | 35 | 34 |
| Translation adjustment | 2 | (9) | - | - | - | 11 | 4 |
| **At December 31, 2004** | **5,618** | **22,668** | **2,428** | **494** | **966** | **1,556** | **33,730** |
| **Depreciation** | | | | | | | |
| **At January 1, 2004** | **(2,405)** | **(14,719)** | **(311)** | **(363)** | **(552)** | **-** | **(18,350)** |
| Charge for the year | (264) | (1,902) | - | (57) | (87) | - | (2,310) |
| Disposals | 63 | 1,140 | - | 47 | 41 | - | 1,291 |
| Change in scope of consolidation and other | 2 | 14 | 6 | 2 | - | - | 24 |
| Translation adjustment | 3 | 5 | - | - | (1) | - | 7 |
| **At December 31, 2004** | **(2,601)** | **(15,462)** | **(305)** | **(371)** | **(599)** | **-** | **(19,338)** |
| Net book value at January 1, 2004 | 2,720 | 6,582 | 2,099 | 138 | 326 | 1,983 | 13,848 |
| **Net book value at December 31, 2004** | **3,017** | **7,206** | **2,123** | **123** | **367** | **1,556** | **14,392** |

*(*) Including property, plant and equipment acquired under finance leases.*

Leased vehicles break down as follows:

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Vehicles subject to a buyback commitment | 2,170 | 2,116 |
| Vehicles under short-term leases | 258 | 294 |
| **Total** | **2,428** | **2,410** |

# Note 16 – Investments in companies at equity

Most associates and joint ventures are manufacturing and sales companies that manufacture automotive parts and components or complete vehicles.

## 16.1. CHANGES IN THE CARRYING VALUE OF INVESTMENTS IN COMPANIES AT EQUITY

| (in millions of euros) | Dec. 31, 2004 |
|---|---|
| **At January 1, 2004** | **548** |
| Dividends and profit transfers | (6) |
| Share of net earnings | 13 |
| New associates | |
| - Stafim | 5 |
| - Gefco Tunisie | 0 |
| Buyout of minority interests in Dongfeng Peugeot Citroën Automobile | 79 |
| Acquisitions | 3 |
| Disposals | (20) |
| Translation adjustment | (8) |
| **At December 31, 2004** | **614** |

## 16.2. SHARE IN NET ASSETS

| (in millions of euros) | Latest % interest | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|---|
| ***Renault cooperation agreement*** | | | |
| Française de Mécanique | 50% | 68 | 72 |
| Société de Transmissions Automatiques | 20% | 3 | 3 |
| **Fiat cooperation agreement** | | | |
| Sevelnord | 50% | 63 | 47 |
| Gisevel | 50% | 11 | 8 |
| Sevelind | 50% | (19) | (41) |
| Sevel SpA | 50% | 111 | 106 |
| **Toyota cooperation agreement** | | | |
| Toyota Peugeot Citroën Automobiles | 50% | 142 | 144 |
| **Dongfeng Peugeot Citroën Automobile** | 50% | 194 | 158 |
| **Others** | | | |
| Siemens Automotiv Hydraulics | 48% | 3 | 3 |
| Stafim | 34% | 5 | N/A |
| Gefco Tunisie | 50% | - | N/A |
| Faurecia Group associates and joint ventures | | 33 | 48 |
| **Total** | | **614** | **548** |

## 16.3. SHARE IN NET EARNINGS

| *(in millions of euros)* | Latest % interest | Dec. 31, 2004 |
|---|---|---|
| **Renault cooperation agreement** | | |
| Française de Mécanique | 50% | (4) |
| Société de Transmissions Automatiques | 20% | - |
| **Fiat cooperation agreement** | | |
| Sevelnord | 50% | 16 |
| Gisevel | 50% | 3 |
| Sevelind | 50% | 22 |
| Sevel SpA | 50% | 5 |
| **Toyota cooperation agreement** | | |
| Toyota Peugeot Citroën Automobiles | 50% | (11) |
| **Dongfeng Peugeot Citroën Automobile** | 50% | (26) |
| **Others** | | |
| Siemens Automotiv Hydraulics | 48% | - |
| Stafim | 34% | 1 |
| Gefco Tunisie | 50% | - |
| Faurecia Group associates and joint ventures | | 7 |
| **Total** | | 13 |

## 16.4. KEY FINANCIAL DATA

### A. Aggregate data

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| **Capital employed** | | |
| Property, plant and equipment | 1,173 | 898 |
| Working capital | 289 | 29 |
| Other capital employed | 46 | (10) |
| **Total** | **1,508** | **1,180** |
| **Capital expenditure** | **365** | **233** |
| **Net financial position** | | |
| Long and medium term debt | (570) | (325) |
| Other financial items | (237) | (242) |
| **Total** | **(807)** | **(567)** |

## B. Key financial data by company

### *Total capital employed*

| *(in millions of euros)* | Latest % interest | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|---|
| **Renault cooperation agreement** | | | |
| Française de Mécanique | 50% | 197 | 214 |
| Société de Transmissions Automatiques | 20% | 10 | 11 |
| **Fiat cooperation agreement** | | | |
| Sevelnord | 50% | 147 | 151 |
| Gisevel | 50% | 37 | 40 |
| Sevelind | 50% | 34 | 41 |
| Sevel SpA | 50% | 240 | 212 |
| **Toyota cooperation agreement** | | | |
| Toyota Peugeot Citroën Automobiles | 50% | 288 | 143 |
| **Dongfeng Peugeot Citroën Automobile** | 50% | 483 | 326 |
| **Others** | | | |
| Siemens Automotiv Hydraulics | 48% | 4 | 3 |
| Stafim | 34% | (1) | N/A |
| Gefco Tunisie | 50% | - | N/A |
| Faurecia group associates and joint ventures | | 69 | 39 |
| Total | | **1,508** | **1,180** |

### *Net financial position*

| *(in millions of euros)* | Latest % interest | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|---|
| **Renault cooperation agreement** | | | |
| Française de Mécanique | 50% | (106) | (115) |
| Société de Transmissions Automatiques | 20% | (5) | (3) |
| **Fiat cooperation agreement** | | | |
| Sevelnord | 50% | (58) | (88) |
| Gisevel | 50% | (26) | (33) |
| Sevelind | 50% | (53) | (82) |
| Sevel SpA | 50% | (90) | (97) |
| **Toyota cooperation agreement** | | | |
| Toyota Peugeot Citroën Automobiles | 50% | (169) | - |
| **Dongfeng Peugeot Citroën Automobile** | 50% | (280) | (159) |
| **Others** | | | |
| Siemens Automotiv Hydraulics | 48% | (3) | (1) |
| Stafim | 34% | 6 | N/A |
| Gefco Tunisie | 50% | - | N/A |
| Faurecia group associates and joint ventures | | (23) | 11 |
| Total | | **(807)** | **(567)** |

Details of transactions with associates and joint ventures are provided in note 39 "Related party transactions".

# Note 17 – Investments in non-consolidated companies

## 17.1. BY COMPANY

| *(in millions of euros)* | Latest % interest | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|---|
| Sochaux Montbéliard football club | 100% | 14 | 14 |
| Peugeot Rus Avto | 100% | 5 | - |
| Peugeot Automobile Nigeria | 40% | 8 | 8 |
| Non consolidated dealers | | 14 | 16 |
| Faurecia group portfolio | | 1 | 6 |
| PSA Finance Ceska Republika | | Consolidated | 12 |
| Others | | 24 | 20 |
| **Total** | | **66** | **76** |

## 17.2. MOVEMENTS FOR THE YEAR

| *(in millions of euros)* | Dec. 31, 2004 |
|---|---|
| **Cost** | |
| **At January 1** | **119** |
| Acquisitions | 13 |
| Disposals | (5) |
| Change in scope of consolidation and other | (17) |
| Translation adjustment | (1) |
| **At December 31** | **109** |
| **Allowances** | |
| **At January 1** | **(43)** |
| Charges | (3) |
| Reversed on disposals | 2 |
| Change in scope of consolidation and other | 1 |
| Translation adjustment | - |
| **At December 31** | **(43)** |
| Net book value at January 1 | 76 |
| **Net book value at December 31** | 66 |

## Note 18 – Other non-current financal assets

| (in millions of euros) | Long-term loans and receivables | Available -for-sale securities | Financial assets at fair value through profit or loss[1] | Derivative instruments[2] | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| **At January 1, 2004** | **234** | **171** | **428** | **183** | **1,016** |
| Purchases/additions | 27 | - | 1,345 | - | 1,372 |
| Disposals | (9) | - | (54) | - | (63) |
| Remeasurement | - | 12 | 1 | 139 | 152 |
| Transfers | (15) | - | - | - | (15) |
| **At December 31, 2004** | **237** | **183** | **1,720** | **322** | **2,462** |
| **Allowances** | | | | | |
| **At January 1, 2004** | **(82)** | **-** | **-** | **-** | **(82)** |
| Charges | (2) | - | - | - | (2) |
| **At December 31, 2004** | **(84)** | **-** | **-** | **-** | **(84)** |
| Net book value at January 1, 2004 | 152 | 171 | 428 | 183 | 934 |
| Net book value at December 31, 2004 | 153 | 183 | 1,720 | 322 | 2,378 |

*(1) The increase in financial assets at fair value through profit or loss primarily concerns the investment of cash reserves in money market securities with maturities ranging from one to three years. The securities are rated investment grade and benefit from a liquid market, ensuring that the Group could convert them into cash at very short notice whenever it wanted to.*

*(2) Details of hedging instruments are provided in note 38.*

## Note 19 – Other non-current assets

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Excess of payments to external funds over pension obligations (note 30) | 7 | 3 |
| Other | 91 | 88 |
| **Total** | **98** | **91** |

## Note 20 – Finance receivables

### 20.1. ANALYSIS

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Retail and lease finance receivables | 17,894 | 17,197 |
| Wholesale finance receivables | 5,458 | 4,550 |
| Remeasurement at fair value of the hedged portion of finance receivables | 44 | 63 |
| **Total** | **23,396** | **21,810** |
| Deferred revenues | (1,791) | (1,773) |
| Allowances for credit losses | (333) | (298) |
| **Total** | **21,272** | **19,739** |
| Eliminations | (192) | (130) |
| **Total** | **21,080** | **19,609** |

Retail and lease finance receivables represent loans made by finance companies to Peugeot and Citroën customers for the purchase or lease of cars. Wholesale receivables represent amounts due to Peugeot and Citroën by their dealer networks that have been transferred to the Group finance companies, and working capital loans made by the finance companies to the dealer networks.

## 20.2. FINANCING COSTS BORNE BY THE AUTOMOBILE DIVISION

The Automobile Division bears the financing costs on the following amounts due by its dealer networks, which have been transferred to the Group finance companies:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| | 3,198 | **2,659** |

*The corresponding financing costs are included in "Cost of goods and services sold" in the accounts of the manufacturing and sales companies, as follows:*

| *(in millions of euros)* | Dec. 31, 2004 |
|---|---|
| | 132 |

## 20.3. MATURITIES OF FINANCE RECEIVABLES

| At December 31, 2004<br>*(in millions of euros)* | 2005 | 2006 | 2007 | Subsequent years | Total |
|---|---|---|---|---|---|
| Retail and lease finance receivables | 6,595 | 6,013 | 2,945 | 2,341 | 17,894 |
| Wholesale finance receivables | 5,405 | 26 | 15 | 12 | 5,458 |
| **Total** | **12,000** | **6,039** | **2,960** | **2,353** | **23,352** |

| At January 1, 2004<br>*(in millions of euros)* | 2004 | 2005 | 2006 | Subsequent years | Total |
|---|---|---|---|---|---|
| Retail and lease finance receivables | 6,863 | 5,186 | 2,520 | 2,628 | 17,197 |
| Wholesale finance receivables | 4,531 | 8 | 5 | 6 | 4,550 |
| **Total** | **11,394** | **5,194** | **2,525** | **2,634** | **21,747** |

## 20.4. ALLOWANCES FOR CREDIT LOSSES

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| **Retail and lease finance receivables** | | |
| Receivables | 393 | 357 |
| Allowances | (264) | (214) |
| **Net** | **129** | **143** |
| **Wholesale finance receivables** | | |
| Receivables | 23 | 28 |
| Allowances | (13) | (20) |
| **Net** | **10** | **8** |
| **All receivables** | | |
| Receivables | 416 | 385 |
| Allowances | (277) | (234) |
| **Net** | 139 | **151** |

## Note 21 – Other customer loans

All other customer loans are due within one year.

## Note 22 – Short-term investments – finance companies

This item includes standby reserves held by Banque PSA Finance in connection with its financing strategy. The reserves are invested in mutual funds and money market securities.

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Banque PSA Finance standby reserves | 2,682 | 2,462 |
| Other | 35 | 32 |
| **Total** | **2,717** | **2,494** |

## Note 23 – Inventories

| | December 31, 2004 | | | January 1, 2004 | | |
|---|---|---|---|---|---|---|
| (in millions of euros) | Cost | Allowance | Net | Cost | Allowance | Net |
| Raw materials and supplies | 883 | (146) | 737 | 872 | (142) | 730 |
| Semi-finished products and work-in-progress | 821 | (55) | 766 | 818 | (83) | 735 |
| Goods for resale and used vehicles | 1,378 | (116) | 1,262 | 1,373 | (116) | 1,257 |
| Finished products and replacement parts | 3,943 | (162) | 3,781 | 3,648 | (159) | 3,489 |
| **Total** | **7,025** | **(479)** | **6,546** | **6,711** | **(500)** | **6,211** |

Changes in inventories are analyzed in note 36.

## Note 24 – Trade receivables – manufacturing and sales companies

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Trade receivables | 3,509 | 3,782 |
| Allowances | (116) | (123) |
| **Total - manufacturing and sales companies** | **3,393** | **3,659** |
| *Finance companies* | *(242)* | *(205)* |
| **Total** | **3,151** | **3,454** |

This item does not include receivables from dealers transferred to the finance companies, which are reported in the consolidated balance sheet under "Finance receivables".

Trade receivables include credit notes and accrued credit notes deducted from sales, corresponding to confirmed or estimated sales incentives on new vehicles held in inventory in the independent dealer network, as well as credit notes and accrued credit notes for sales incentives on vehicles sold to customers that have not yet been settled by the Group.

Movements in this item are analyzed in note 36.

## Note 25 – Other receivables

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Prepaid and recoverable taxes other than income tax[1] | 1,051 | 1,353 |
| Employee-related receivables | 136 | 184 |
| Due from suppliers | 132 | 164 |
| Financial derivative instruments[2] | 316 | 314 |
| Prepaid expenses – finance companies | 204 | 250 |
| Prepaid expenses – manufacturing and sales companies | 92 | 97 |
| Miscellaneous other receivables | 431 | 415 |
| Total | 2,362 | 2,777 |

*(1) The change in this item primarily reflects a decrease in "VAT credits" following a change in billing patterns within the Group.*

*(2) This item corresponds to the fair value of instruments purchased by the Group to hedge currency risks on current or forecast receivables and payables and to hedge interest rate risks on finance receivables and financing liabilities. These instruments are analyzed by maturity in note 38 "Management of market risks".*

## Note 26 – Current financial assets

| (in millions of euros) | Loans | Available -for-sale securities | Financial assets at fair value through profit or loss | Derivative instruments | Total |
|---|---|---|---|---|---|
| **At January 1, 2004** | **301** | **346** | **655** | **8** | **1,310** |
| Purchases/additions | 241 | - | - | - | 241 |
| Disposals | (314) | (256) | (294) | - | (864) |
| Remeasurement at fair value | - | 13 | (3) | 3 | 13 |
| Transfers | 12 | - | - | - | 12 |
| Translation adjustment | - | - | - | - | - |
| **At December 31, 2004** | **240** | **103** | **358** | **11** | **712** |

Available-for-sale securities amounting to €256 million were sold during the year, generating a capital gain of €181 million which was recognized in the income statement. This amount was neutralized in equity by writing off the gain recognized previously in accordance with the accounting treatment applicable to available-for-sale securities.

## Note 27 – Cash and cash equivalents

Cash and cash equivalents, which are defined in note 1.14.A, include:

### A. Manufacturing and sales companies

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Investments with maturities of less than three months | 4,363 | 4,408 |
| Cash and current account balances | 795 | 674 |
| **Total – manufacturing and sales companies** | **5,158** | **5,082** |
| *Deposits with finance companies* | *(205)* | *(205)* |
| Total | 4 953 | 4 877 |

### B. Finance companies

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Due from credit institutions | 530 | 642 |
| Central bank current account balances and items received for collection | 80 | 162 |
| **Total** | **610** | **804** |

# Note 28 – Equity

## 28.1. SHARE CAPITAL

Share capital at December 31, 2004 amounted to €243,109,146, represented by ordinary shares with a par value of €1, all fully paid. The shares may be held in bearer or registered form, at the choice of shareholders. Shares registered in the name of the same holder for at least four years carry double voting rights (article 38 of the bylaws).

## 28.2. EMPLOYEE STOCK OPTIONS

### A. Plan characteristics

Each year since 1999, the Managing Board of Peugeot S.A. has granted options to certain employees, directors and officers of the Company and its subsidiaries allowing them to purchase existing shares. Following the 2001 stock split, the current terms of these plans are as follows

| | 2004 Plan | 2003 Plan | 2002 Plan | 2001 Plan | 2000 Plan | 1999 Plan |
|---|---|---|---|---|---|---|
| Date of Managing Board decision | Aug. 24, 2004 | Aug. 21, 2003 | Aug. 20, 2002 | Nov. 20, 2001 | Oct. 5, 2000 | Mar. 31, 1999 |
| Vesting date | Aug. 24, 2007 | Aug. 21, 2006 | Aug. 20, 2005 | Nov. 20, 2004 | Oct. 5, 2002 | Mar. 31, 2001 |
| Expiry date of exercise period | Aug. 23, 2012 | Aug. 20, 2011 | Aug. 20, 2009 | Nov. 19, 2008 | Oct. 4, 2008 | Mar. 31, 2007 |
| Number of grantees | 182 | 184 | 178 | 147 | 154 | 97 |
| Exercise price in euros | 47.59 | 39.09 | 46.28 | 46.86 | 35.46 | 20.83 |
| Number of options granted | 1,004,000 | 996,500 | 860,100 | 798,600 | 709,200 | 462,900 |

### B. Change in the number of options outstanding

Changes in the number of options outstanding under these plans (exercisable for €1 par value shares) are as follows:

| *(number of options)* | Dec. 31, 2004 |
|---|---|
| **Total at January 1** | **3,763,200** |
| Options granted | 1,004,000 |
| Options exercised | (151,447) |
| **Total at December 31** | **4,615,753** |

Options outstanding at December 31, 2004 break down as follows by plan:

| *(number of options)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| 1999 Plan | 272,415 | 401,800 |
| 2000 Plan | 684,138 | 706,200 |
| 2001 Plan | 798,600 | 798,600 |
| 2002 Plan | 860,100 | 860,100 |
| 2003 Plan | 996,500 | 996,500 |
| 2004 Plan | 1,004,000 | - |

### C. Valuation

In accordance with the principles described in note 1.19, stock options granted after November 7, 2002 have been valued as follows:

| *(in millions of euros)* | 2004 Plan | 2003 Plan | 2002 Plan | Total |
|---|---|---|---|---|
| **Valuation at the grant date** | | | | |
| Peugeot S.A. | 14 | 12 | - | 26 |
| Faurecia | 5 | - | 4 | 9 |
| **Total** | **19** | **12** | **4** | **35** |
| **Charge for the year** | | | | |
| Peugeot S.A. | 1 | 4 | - | 5 |
| Faurecia | 1 | - | 1 | 2 |
| **Total** | **2** | **4** | **1** | **7** |
| **Assumptions** | | | | |
| **Peugeot S.A.** | | | | |
| Share price at the grant date (in euros) | 48.7 | 41.6 | - | |
| Volatility | 39% | 39% | - | |
| Interest rate (zero coupon bonds) | 3.12% | 3.12% | - | |
| Exercise price (in euros) | 47.59 | 39.09 | - | |
| Life of the options(*) | 4 | 4 | - | |
| Dividend payout rate | 2.75% | 2.75% | - | |
| **Faurecia** | | | | |
| Share price at the grant date (in euros) | 58.4 | - | 41.82 | |
| Volatility | 41% | - | 41% | |
| Interest rate (zero coupon bonds) | 3.21% | - | 3.75% | |
| Exercise price (in euros) | 58.18 | - | 41.71 | |
| Life of the options(*) | 4 | - | 4 | |
| Dividend payout rate | 1.90% | - | 2.75% | |

*(*) Tax lock-up period.*

## 28.3. TREASURY STOCK

Transactions under shareholder-approved buyback programs can be analyzed as follows:

| *(in number of shares)* | Authorizations | Transactions Dec. 31, 2004 |
|---|---|---|
| **Opening balance** | | **4,086,884** |
| **Share buybacks** | | |
| AGM of May 28, 2003 | 25,000,000 | 1,615,000 |
| AGM of May 26, 2004 | 24,000,000 | 4,680,002 |
| **Share sales** | | |
| On exercise of stock options | - | (151,447) |
| **Closing balance** | - | **10,230,439** |
| Shares held for allocation on exercise of stock options | - | 4,615,753 |
| Other | - | 5,614,686 |

Bought back shares are deducted from equity at cost and the proceeds from sales of treasury stock are credited to equity.

## 28.4. RETAINED EARNINGS AND OTHER ACCUMULATED EQUITY, EXCLUDING MINORITY INTERESTS

Other reserves attributable to the equity holders of the parent can be analysed as follows:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Peugeot S.A. legal reserve | 28 | 28 |
| Other Peugeot S.A. statutory reserves and retained earnings | 6,051 | 5,342 |
| Retained earnings and other accumulated equity of consolidated companies, excluding minority interests | 7,034 | 6,538 |
| Total | **13,113** | **11,908** |

Other Peugeot S.A. statutory reserves and retained earnings are as follows:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| **Reserves available for distribution** | | |
| - Without taxation | 2,033 | 2,144 |
| - Subject to exit tax[1] | 200 | - |
| - Subject to the payment of additional tax[2] | 1,068 | 1,056 |
| - Subject to the payment of the *précompte* equalization tax | - | 2,142 |
| - Subject to payment of a surtax[3] | 2,750 | - |
| **Total** | **6,051** | **5,342** |
| Taxes payable in the case of distribution (other than the *précompte* equalization tax)[2] | 213 | 229 |

*(1) As explained in note 12.2 B, in 2005 €200 million will be transferred from the special long-term capital gains reserve to an ordinary reserve account, giving rise to the payment of 2.5% exit tax. A €5 million charge has been recorded in the 2004 accounts, with respect to Peugeot S.A., covering this exit tax.*

*(2) Corresponding to the portion of the long-term capital gains reserve that the Group has not yet decided to transfer to an ordinary reserve account, giving rise to a potential tax liability.*

*(3) In the 2004 Finance Act, the précompte equalization tax provided for in article 223 sexies of the General Tax Code was abolished and a temporary 25% surtax was introduced on dividends paid in 2005 (the surtax is deductible in three equal installments from income taxes payable in the next three years).*

# Note 29 – Provisions

## 29.1. DETAILS OF PROVISIONS

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Pensions and other post-retirement benefit obligations (note 30) | 1,235 | 1,415 |
| Warranties (*) | 826 | 866 |
| Early-termination plan (note 31) | 345 | 423 |
| Other employee benefit obligations | 148 | 131 |
| Claims and litigation | 105 | 73 |
| Restructuring plans | 67 | 65 |
| End-of-life vehicles | 53 | 45 |
| Long-term contract losses | 26 | 46 |
| Operations in Argentina | 20 | 31 |
| Other | 226 | 304 |
| **Total** | **3,091** | **3,399** |

*(*) The provision for warranty costs corresponds to the expected cost of warranty claims. The amount expected to be recovered from suppliers is recognized as an asset, under "Miscellaneous other receivables" (see note 25).*

## 29.2. MOVEMENTS FOR THE PERIOD

| (in millions of euros) | Dec. 31, 2004 |
|---|---|
| **At January 1, 2004** | **3,399** |
| **Movements taken to profit or loss** | |
| - Charges | 432 |
| - Releases (utilizations) | (677) |
| - Releases (surplus provisions) | (66) |
| | **(311)** |
| **Other movements** | |
| Translation adjustment | (1) |
| Change in scope of consolidation and other | 5 |
| **At December 31, 2004** | 3,091 |

The main provision reversals concerned 1999 business tax at Peugeot Citroën Automobiles for €20 million and miscellaneous contingencies at Peugeot Citroën Argentina, for €13 million.

# Note 30 – Pensions and other post-retirement benefits

## 30.1. SUPPLEMENTARY PENSIONS AND RETIREMENT BONUSES

Group employees in certain countries – mainly France, the United Kingdom and Germany – are entitled to supplementary pension benefits, payable annually, or retirement bonuses, representing one-off payments made at the time of retirement.

These benefits are paid under defined contribution and defined benefit plans.

The payments made under defined contribution plans are in full discharge of the Group's liability and are recognized as an expense.

### A. Assumptions

The assumptions used to calculate the Group's projected benefit obligation are as follows:

| | Euro zone | United Kingdom |
|---|---|---|
| **Discount rate** | | |
| **2004** | **4.50%** | **5.00%** |
| 2003 | 4.50% | 5.00% |
| **Inflation rate** | | |
| **2004** | **2.00%** | **2.25%** |
| 2003 | 2.00% | 2.25% |
| **Expected return on external funds** | | |
| **2004** | **6.00%** | **7.00%** |
| 2003 | 6.00% | 7.00% |
| **Rate of future salary increases** | | |
| **2004** | **Inflation + individual pay rises** | **Inflation + 2%** |
| 2003 | Inflation + individual pay rises | Inflation + 2% |

Mortality and staff turnover assumptions are based on the specific economic conditions of each Group company or the country in which they operate.

***Sensitivity of assumptions:*** a 0.25-point increase or decrease in the actuarial rate (discount rate – inflation rate) would lead to an increase or decrease in the projected benefit obligation of 3% for French plans and 3.91% for UK plans.

### B. External funds

External funds intended to cover these obligations break down as follows:

| | December 31, 2004 | | January 1, 2004 | |
|---|---|---|---|---|
| | Equities | Bonds | Equities | Bonds |
| France | 16% | 84% | 25% | 75% |
| Royaume-Uni | 37% | 63% | 40% | 60% |

The actual return on external funds in 2004 was 8.8% for French plans and 10.3% for UK plans.

The expected return is estimated based on asset allocation, the period remaining before the benefits become payable and experience-based yield projections that take into account discount rate assumptions.

As of the year-end, the Group had not decided the amount of contributions to be made to external funds in 2005.

### C. Reconciliation of pension assets and liabilities shown in the balance sheet

| (in millions of euros) | December 31, 2004 | | | January 1, 2004 | | |
|---|---|---|---|---|---|---|
| | France | Foreign companies | Total | France | Foreign companies | Total |
| **Present value of projected benefit obligation** | **(1,963)** | **(1,913)** | **(3,876)** | **(1,889)** | **(1,918)** | **(3,807)** |
| Fair value of external funds | 1,502 | 1,279 | 2,781 | 1,240 | 1,155 | 2,395 |
| **Funding surplus or (shortfall)** | **(461)** | **(634)** | **(1,095)** | **(649)** | **(763)** | **(1,412)** |
| Unrecognized net actuarial gains and losses | (1) | (132) | (133) | - | - | - |
| **Net (provision) asset recognized in the balance sheet** | **(462)** | **(766)** | **(1,228)** | **(649)** | **(763)** | **(1,412)** |
| o/w provisions | (466) | (769) | (1,235) | (650) | (765) | (1,415) |
| o/w assets | 4 | 3 | 7 | 1 | 2 | 3 |

### D. Movements for the year

| (in millions of euros) | 2004 | | |
|---|---|---|---|
| | France | Foreign companies | Total |
| **Projected benefit obligation** | | | |
| **At January 1, 2004** | **(1,889)** | **(1,918)** | **(3,807)** |
| Service cost | (41) | (54) | (95) |
| Interest cost | (82) | (102) | (184) |
| Benefit payments for the year | 74 | 59 | 133 |
| Actuarial gains and losses: | | | |
| - amount | (38) | 102 | 64 |
| *- as a % of projected benefit obligation* | *2%* | *– 5%* | *– 2%* |
| Translation adjustment | - | 2 | 2 |
| Effect of changes in scope of consolidation | 3 | (2) | 1 |
| Effect of curtailments and settlements | 10 | - | 10 |
| **At December 31, 2004** | **(1,963)** | **(1,913)** | **(3,876)** |
| **External funds** | | | |
| **At January 1, 2004** | **1,240** | **1,155** | **2,395** |
| Expected return on external funds | 69 | 80 | 149 |
| Actuarial gains and losses: | | | |
| - amount | 36 | 34 | 70 |
| *- as a % of external funds* | *– 3%* | *– 3%* | *– 3%* |
| Translation adjustment | - | (6) | (6) |
| Employer contributions | 219 | 65 | 284 |
| Benefits paid | (62) | (49) | (111) |
| Effect of curtailments and settlements | - | - | - |
| **At December 31, 2004** | **1,502** | **1,279** | **2,781** |
| **Deferred items** | | | |
| **At January 1, 2004(*)** | **-** | **-** | **-** |
| New deferred items for the year | 2 | (137) | (135) |
| Translation adjustment and other | - | 5 | 5 |
| Effect of curtailments and settlements | (3) | - | (3) |
| **At December 31, 2004** | **(1)** | **(132)** | **(133)** |

*(*) As explained in note 1.18, cumulative actuarial gains and losses at January 1, 2004 have been recognized in provisions by way of an adjustment to equity, as allowed under IFRS 1.*

### E. Pension expense recognized in the income statement

Pension expense breaks down as follows:

| *(in millions of euros)* | France | 2004 Foreign companies | Total |
|---|---|---|---|
| Service cost | (41) | (54) | (95) |
| Interest cost | (82) | (102) | (184) |
| Expected return on external funds | 69 | 80 | 149 |
| Effect of curtailments and settlements | 7 | - | 7 |
| **Total** | **(47)** | **(76)** | **(123)** |

### F. Projected 2005 benefit payments

Pension benefits payable in 2005 are estimated at €132 million.

## 30.2. LONG-SERVICE AWARDS

The Group estimates its liability for long-service awards payable to employees who fulfill certain seniority criteria. The calculations are performed using the same method and assumptions as for supplementary pension benefits and retirement bonuses (note 30.1 A). The estimated liability is provided for in full in the accounts and amounts to:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| French companies | 29 | 23 |
| Foreign companies | 4 | 4 |
| **Total** | **33** | **27** |

## 30.3. OTHER POST-RETIREMENT BENEFITS

In addition to the retirement obligations described above, Faurecia Exhaust Systems Inc., an American subsidiary of Faurecia, pays the healthcare costs of retired employees. The related obligation is provided for in full in the consolidated financial statements and amounts to:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| | **24** | **27** |

# Note 31 – Early-termination plan

## 31.1. INTERNAL AGREEMENTS

Internal agreements have been signed between the Group and employee representatives in France, concerning the implementation of early-termination plans. The plans in question fulfill the criteria laid down in Decree no. 2000-105 dated February 9, 2000 related to the early termination of certain employees over 55 years of age and qualify for government financing covering part of the cost.

### A. Automobile Division

An early-termination plan has been set up for Automobile Division employees in France, in application of an internal agreement dated March 4, 1999 and an industry-wide agreement signed on July 26, 1999 by UIMM (the industry federation) with the support of the majority of trade unions represented within the Group.

### B. Automotive Equipment Division

Following further negotiations between UIMM and the trade unions in March 2001, the plan was extended to additional companies, including the Faurecia group.

## 31.2. ESTIMATED LIABILITY

### A. Calculation method

The estimated cost to be financed by the Group corresponds to the total benefits payable to the employees concerned, net of government funding. The present value of the liability has been calculated by applying a discount rate of 3% and an inflation rate of 2%.

### B. Change in estimated liability

| *(in millions of euros)* | Total |
|---|---|
| **At January 1, 2004** | **423** |
| Early-termination costs for the year | (102) |
| Change in the number of employees concerned | (8) |
| Discounting adjustment | 32 |
| **At December 31, 2004** | **345** |

The €24 million net charge recorded in the income statement includes an €8 million reduction in the liability corresponding to the cumulative effect of changes in employee numbers and a €32 million discounting adjustment.

The €102 million reversal from the provision in respect of early-termination costs for the year is offset by a charge corresponding to the Group's contribution to the UNEDIC Fund responsible for paying benefits, less the sums received from the State to help finance early-termination measures.

### C. Number of employees concerned

As of December 31, 2004, 10,585 employees were concerned by the plans, including 569 Faurecia group employees.

### 31.3. PROJECTED 2005 BENEFIT PAYMENTS

Benefits payable to employees who are expected to leave the Group in 2005 under the early-termination plan are estimated at €110 million.

## Note 32 - Current and non-current financial liabilities – manufacturing and sales companies

| | December 31, 2004 At amortized cost or fair value | | January 1, 2004 At amortized cost or fair value | |
|---|---|---|---|---|
| *(in millions of euros)* | Non-current | Current | Non-current | Current |
| Bonds | 2,486 | - | 2,347 | - |
| Employee profit-sharing fund | 131 | 20 | 254 | 9 |
| Finance lease liabilities | 253 | 27 | 264 | 29 |
| Other long-term debt | 920 | 73 | 978 | 237 |
| Other short-term debt | - | 2,754 | - | 2,371 |
| Derivative instruments[1] | 1 | 29 | 48 | 16 |
| **Total financial liabilities** | **3,791** | **2,903** | **3,891** | **2,662** |

*(1) Hedging instruments are described in note 38.*

### 32.1. FINANCIAL LIABILITIES BY MATURITY

| *(in millions of euros)* | December 31, 2004 At amortized cost or fair value | Nominal amount | Maturities (nominal amount) Less than 1 year | 1 to 5 years |
|---|---|---|---|---|
| Bonds | 2,486 | 2,160 | 69 | 2,091 |
| Employee profit-sharing fund | 131 | 131 | 126 | 5 |
| Finance lease liabilities | 253 | 253 | 212 | 41 |
| Other long-term debt | 920 | 925 | 791 | 134 |
| Derivative instruments[1] | 1 | - | - | - |
| **Total financial liabilities** | **3,791** | - | - | - |

*(1) Hedging instruments are described in note 38.*

| (in millions of euros) | January 1, 2004 At amortized cost or fair value | Nominal amount | Maturities (nominal amount) Less than 1year | 1 to 5 years |
|---|---|---|---|---|
| Bonds | 2,347 | 2,159 | 69 | 2,090 |
| Employee profit-sharing fund | 254 | 254 | 254 | - |
| Finance lease liabilities | 264 | 264 | 196 | 68 |
| Other long-term debt | 978 | 1,027 | 855 | 172 |
| Derivative instruments [(1)] | 48 | - | - | - |
| **Total financial liabilities** | **3,891** | - | - | - |

*(1) Hedging instruments are described in note 38.*

## 32.2. CHARACTERISTICS OF BONDS AND OTHER BORROWINGS

| (in millions of euros) | December 31, 2004 Non-current | Current | Issuing currency | Due | Original interest rate | Hedging rate |
|---|---|---|---|---|---|---|
| **GIE PSA Trésorerie** | | | | | | |
| 2001 bond issue | 1,678 | - | EUR | 2011 | 5.98% | Eonia |
| 2003 bond issue | 677 | - | EUR | 2033 | 5.98% | Eonia |
| **Peugeot S.A.** | | | | | | |
| 1998 bond issue | 131 | - | EUR | 2006 | Indexed | Eonia |
| Total | 2,486 | - | | | | |
| **Peugeot Citroën Automobiles** | | | | | | |
| BEI loan - GBP 73m | 119 | - | GBP | 2009 | 3-month Libor | Eonia |
| BEI loan - GBP 120m | 193 | - | GBP | 2007 | 6.14% | Eonia |
| FDES zero coupon debt | 25 | - | EUR | 2020 | | |
| **Faurecia** | 468 | 47 | EUR | 2009 | Variable | Variable/Fixed |
| **Peugeot Citroën do Brasil Automoveis** | 80 | 21 | BRL | 2005 | Variable | Variable |
| Other | 35 | 5 | | | | |
| Total | 920 | 73 | | | | |

## 32.3. CHARACTERISTICS OF OTHER SHORT-TERM FINANCING AND OVERDRAFT FACILITIES

| (in millions of euros) | Dec. 31, 2004 | Issuing currency |
|---|---|---|
| Commercial paper | 850 | EUR |
| Short-term borrowings | 1,203 | N/A |
| Bank overdrafts | 701 | N/A |
| Total | 2,754 | - |

### 32.4. FINANCE LEASE LIABILITIES

The discounted present value of future lease payments under finance leases reported in "Other borrowings" can be analyzed as follows by maturity:

| *(in millions of euros)* | 2004 |
|---|---|
| 2006 | 57 |
| 2007 | 48 |
| 2008 | 33 |
| 2009 | 33 |
| Subsequent years | 117 |
| | **288** |
| Less interest portion | (35) |
| **Discounted present value of future lease payments** | **253** |

## Note 33 – Other non-current liabilities

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Liabilities related to vehicles with a buyback commitment | 2,521 | 2,521 |
| Other | 24 | 79 |
| **Total** | **2,545** | **2,600** |

## Note 34 – Financing liabilities – finance companies

### 34.1. ANALYSIS BY TYPE

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Bonds | 91 | 91 |
| Other debt securities | 14,399 | 14,191 |
| Bank borrowings | 7,150 | 6,060 |
| | **21,640** | **20,342** |
| Customer deposits | 430 | 401 |
| | **22,070** | **20,743** |
| *Amounts due to Group manufacturing and sales companies* | *(205)* | *(205)* |
| **Total** | **21,865** | **20,538** |

## 34.2. ANALYSIS BY MATURITY

| December 31, 2004<br>*(in millions of euros)* | Bonds | Other debt securities | Bank borrowings | Total |
|---|---|---|---|---|
| Less than 3 months | - | 4,382 | 3,937 | 8,319 |
| 3 months to 1 year | - | 2,730 | 994 | 3,724 |
| 1 to 5 years | 91 | 6,987 | 1,994 | 9,072 |
| More than 5 years | - | 300 | 225 | 525 |
| **Total** | **91** | **14,399** | **7,150** | **21,640** |

| January 1, 2004<br>*(in millions of euros)* | Bonds | Other debt securities | Bank borrowings | Total |
|---|---|---|---|---|
| Less than 3 months | - | 4,396 | 1,211 | 5,607 |
| 3 months to 1 year | - | 2,675 | 2,064 | 4,739 |
| 1 to 5 years | 91 | 6,815 | 2,730 | 9,636 |
| More than 5 years | - | 305 | 55 | 360 |
| **Total** | **91** | **14,191** | **6,060** | **20,342** |

## 34.3. ANALYSIS BY REPAYMENT CURRENCY

Long-term debt (excluding current maturities) can be analyzed as follows by repayment currency:

| | December 31, 2004 | | | January 1, 2004 | | |
|---|---|---|---|---|---|---|
| *(in millions of euros)* | Bonds | Other debt securities | Bank borrowings | Bonds | Other debt securities | Bank borrowings |
| EUR | 91 | 13,767 | 5,796 | 91 | 13,550 | 4,560 |
| GBP | - | 234 | 1,151 | - | 238 | 1,421 |
| USD | - | 162 | - | - | 164 | - |
| JPY | - | 175 | - | - | 178 | - |
| BRL | - | 2 | 78 | - | 2 | - |
| CHF | - | - | 49 | - | - | - |
| CZK | - | 59 | 52 | - | 59 | 79 |
| Other | - | - | 24 | - | - | - |
| | 91 | **14,399** | **7,150** | **91** | **14,191** | **6,060** |

# Note 35 – Other payables

| (in millions of euros) | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Accrued taxes (other than income taxes) | 942 | 955 |
| Accrued personnel costs | 1,048 | 966 |
| Accrued payroll taxes | 618 | 562 |
| Due to suppliers of fixed assets | 639 | 568 |
| Customer prepayments | 388 | 468 |
| Financial derivative instruments(1) | 220 | 227 |
| Deferred income | 282 | 244 |
| Deferred income and accrued expenses – finance companies | 295 | 575 |
| Miscellaneous other payables(2) | 541 | 530 |
| **Total** | **4,973** | **5,095** |

*(1) This item corresponds to the fair value of instruments purchased by the Group to hedge currency risks on current or forecast receivables and payables and to hedge interest rate risks on finance receivables and financing liabilities. These instruments are analyzed by maturity in note 38 "Management of market risks".*

*(2) This item includes payroll taxes payable, deferred income from customer service contracts and accrued sales incentive program costs.*

# Note 36 - Notes to the consolidated statement of cash flows

## 36.1. CHANGES IN OPERATING ASSETS AND LIABILITIES AS REPORTED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

### A. Manufacturing and sales companies

| (in millions of euros) | 2004 |
|---|---|
| Increase in inventories | (414) |
| Decrease in trade receivables | 64 |
| Increase in trade payables | 803 |
| Change in income taxes | 44 |
| Other changes | 534 |
| | **1,031** |
| *Decrease in receivables from Group finance companies* | *47* |
| Total | 1,078 |

### B. Finance companies

| *(in millions of euros)* | 2004 |
|---|---|
| Increase in trade payables | 2 |
| Increase in finance receivables | (1,550) |
| Increase in short-term investments | (219) |
| Increase in financing liabilities | 1,258 |
| Change in income taxes | 24 |
| Other changes | (213) |
| | **(698)** |
| *Decrease in amounts due to Group manufacturing and sales companies* | *(11)* |
| Total | **(709)** |

## 36.2. DETAILED ANALYSIS OF CHANGE IN OPERATING ASSETS AND LIABILITIES – MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | January 1, 2004 | Cash flows from operating activities | Change in scope of consolidation and other | Translation adjustment | Revaluation | December 31, 2004 |
|---|---|---|---|---|---|---|
| Inventories | (6,211) | (414) | 73 | 6 | - | (6,546) |
| Trade receivables | (3,659) | 64 | 192 | 10 | - | (3,393) |
| Trade payables | 10,036 | 803 | (41) | (25) | - | 10,773 |
| Income taxes | (26) | 44 | (5) | 2 | (11) | 4 |
| Other | 1,975 | 534 | (137) | 6 | 31 | 2,409 |
| | **2,115** | **1,031** | **82** | **(1)** | **20** | **3,247** |
| *Decrease in receivables from Group finance companies* | *(161)* | *47* | | | | *(114)* |
| Total | 1,954 | 1,078 | 82 | (1) | 20 | 3,133 |

## 36.3. CHANGE IN OTHER FINANCIAL ASSETS AND LIABILITIES – MANUFACTURING AND SALES COMPANIES

| *(in millions of euros)* | 2004 |
|---|---|
| Increase in borrowings | 491 |
| Repayment of borrowings and bond conversions | (907) |
| Increase in long-term loans and receivables | (1,241) |
| Decrease in short-term investments | 551 |
| Increase in short-term borrowings | 392 |
| | **(714)** |
| *Increase in receivables from Group finance companies* | *(36)* |
| Total | **(750)** |

## 36.4. CHANGE IN OTHER FINANCIAL ASSETS AND LIABILITIES – FINANCE COMPANIES

This item corresponds to a reduction in long-term loans and receivables.

## Note 37 – Financial instruments

| (in millions of euros) | December 31, 2004 Book value | Fair value |
|---|---|---|
| **Assets** | | |
| Investments in non-consolidated companies | 66 | 66 |
| Other non-current financial assets | 2,378 | 2,378 |
| Finance receivables and other customer loans | 21,156 | 21,213 |
| Short-term investments - finance companies | 2,717 | 2,717 |
| Trade receivables - manufacturing and sales companies | 3,151 | 3,151 |
| Current financial assets | 712 | 712 |
| Cash and cash equivalents | 5,563 | 5,563 |

| (in millions of euros) | December 31, 2004 Book value | Fair value |
|---|---|---|
| ***Liabilities*** | | |
| Non-current financial liabilities | 3,791 | 3,808 |
| Financing liabilities – finance companies | 21,865 | 21,893 |
| Other payables | 2,362 | 2,362 |
| Trade payables | 10,732 | 10,732 |
| Current financial liabilities | 2,903 | 2,903 |

The fair value of financial instruments held by the Group is determined in all cases where information is available on the financial markets to reliably measure their fair value considering that they are not intended to be sold.

The main valuation methods applied are as follows:
Investments in non-consolidated companies, current and other non-current financial assets are stated at fair value, in accordance with IAS 39.

Finance receivables are stated at amortized cost. However, when they are hedged against interest rate risks – as is the generally the case – hedge accounting principles apply and the hedged of the finance receivables is remeasured at fair value. This means that the margin on the receivables is excluded from the remeasurement. The fair value presented above has been estimated by discounting future cash flows at the rate applicable to similar loans granted at the balance sheet date.

The financing liabilities of finance companies are stated at amortized cost, determined by the effective interest method. Financial liabilities hedged by interest rate swaps qualify for hedge accounting and are remeasured at fair value, taking into account changes in interest rates. The fair value presented above has been estimated by also taking into account the Group's credit risk.

The fair value of the manufacturing and sales companies' trade receivables and payables is considered as being equivalent to book value, due to their very short maturities.

# Note 38 – Management of market risks

## 38.1. RISK MANAGEMENT POLICY

### A. Currency risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. These risks primarily concern the Automobile Division. Automobile Division positions are managed primarily by entering into forward currency contracts, as soon as the foreign currency invoice is accounted for, through the PSA Peugeot Citroën Group's specialized company, PSA International (PSAI). PSAI also hedges currency risks on planned transactions to be carried out by the Automobile Division in Japanese yen and pound sterling. In addition, PSAI carries out proprietary transactions involving currency instruments. These transactions, which are subject to very strict exposure limits, are closely monitored on a continuous basis. They are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën Group and have a very limited impact on consolidated profit.

Cash surpluses and short-term financing needs of manufacturing and sales companies – except automotive equipment companies – in euro zone countries and the United Kingdom are centralized at the level of GIE PSA Trésorerie which invests net cash reserves on the financial markets, mainly in short-term instruments indexed to variable rates

### B. Interest rate risk

The gross borrowings of manufacturing and sales companies – except automotive equipment companies – consist mainly of fixed and adjustable rate long-term loans. The entire debt is converted to variable rate by means of derivatives, in order to match interest rates on cash surpluses.

The finance companies provide wholesale financing to dealer networks and finance sales of vehicles to customers, generally at fixed rates of interest. Refinancing is generally at adjustable or variable rates, across all maturities. Banque PSA Finance, which centralizes interest rate risks of the finance companies operating in the euro zone countries, manages these risks by entering into swaps and buying options to match interest rates on outstanding loans and the related refinancing. The finance companies in the United Kingdom use similar strategies to manage their own interest rate risks. Since 2004, Banque PSA Finance also hedges interest rate risks on future fixed rate lending in euros (see note 38.3). Faurecia uses caps, swaps and other options in euros and US dollars to hedge interest rates on borrowings payable from January 2003 through December 2007.

A small proportion of interest rate risks of the manufacturing and sales companies and the finance companies are not hedged, in order to take advantage of market opportunities. The Value At Risk (VaR) represented by these unhedged positions is measured daily. The impact on profit of gains and losses on these positions is not material.

### C. Counterparty risks

The Group minimizes counterparty risks through internal control procedures which ensure that transactions are carried out only with major banks and financial institutions. Exposure limits are set by counterparty, based primarily on their credit rating. Internal control procedures include daily verification of compliance with these exposure limits. The Group's exposure to concentration of counterparty risks is not material.

### D. Non-hedging transactions

The gains and losses recorded by PSA International, the finance subsidiary specialized in managing currency risks on financial instruments not qualifying as hedges, generally correspond to gains and losses on closed positions representing foreign exchange purchase and sale contracts for the same amount. These instruments, which serve to fix margins without exposing the subsidiary to the risk of losses resulting from an unfavorable future movement in exchange rates. Pre-tax profits on these trading transactions amounted to €4.5 million in 2004 (€5.1 million in 2003).

## 38.2. MANUFACTURING AND SALES COMPANIES

### A. Details of the nominal amounts of hedging instruments

| December 31, 2004 | Nominal | Maturities | | |
|---|---|---|---|---|
| *(in millions of euros)* | | Within 1 year | 1 to 5 years | Beyond 5 years |
| **Currency risk** | | | | |
| Hedges of commercial transactions | | | | |
| - Forward contracts | 1,322 | 1,322 | - | - |
| - Currency options | 368 | 368 | - | - |
| **Total** | **1,690** | **1,690** | **-** | **-** |
| Hedges of future commercial transactions | | | | |
| - Currency options (note 38.2.D) | **2,330** | **2,280** | **50** | **-** |
| Hedges of financial transactions | | | | |
| - Forward contracts | 642 | 642 | - | - |
| - Currency swaps | 474 | 264 | 119 | 91 |
| **Total** | **1,116** | **906** | **119** | **91** |
| **Interest rate risk** | | | | |
| Hedges of financial transactions | | | | |
| - Interest rate swaps | 7,832 | 2,395 | 3,246 | 2,191 |
| - Purchased caps | 2,970 | 1,770 | 1,200 | - |
| - Other | 562 | 141 | 421 | - |
| **Total** | **11,364** | **4,306** | **4,867** | **2,191** |

### B. Details of the balance sheet value of instruments hedging interest rate risk

| December 31, 2004<br>*(in millions of euros)* | Impact on derivatives | Impact on underlying | Net IFRS impact |
|---|---|---|---|
| **Assets** | | | |
| Non-current financial assets | 322 | 16 | 338 |
| Other receivables [1] | - | (64) | (64) |
| Current investments | - | 2 | 2 |
| Current financial assets | 10 | 1 | 11 |
| Cash and cash equivalents | - | 2 | 2 |
| | **332** | **(43)** | **289** |
| **Liabilities** | | | |
| Other non-current financial liabilities | 1 | 331 | 332 |
| Other payables [1] | - | (66) | (66) |
| Other current financial liabilities | 28 | - | 28 |
| | **29** | **265** | **294** |
| **Net impact on equity** | **303** | **(308)** | **(5)** |

*(1) Balances are net of the reclassification of accrued interests, included in other receivables or payables under CRC 99-02, and part of the amortized cost of the financial assets or liabilities to which they relate under IFRS.*

| January 1, 2004 *(in millions of euros)* | Impact on derivatives | Impact on underlying | Net IFRS impact |
|---|---|---|---|
| **Assets** | | | |
| Non-current financial assets | 183 | 1 | 184 |
| Other receivables [1] | - | (52) | (52) |
| Current investments | - | 5 | 5 |
| Current financial assets | 7 | - | 7 |
| Cash and cash equivalents | - | (2) | (2) |
| | **190** | **(48)** | **142** |
| **Liabilities** | | | |
| Non-current financial liabilities | 48 | 151 | 199 |
| Provisions | - | (2) | (2) |
| Other payables [1] | - | (67) | (67) |
| Other short-term financing and bank overdrafts | - | 3 | 3 |
| Other current financial liabilities | 16 | - | 16 |
| | **64** | **85** | **149** |
| **Net impact on equity** | **126** | **(133)** | **(7)** |

*(1) Balances are net of the reclassification of accrued interests, included in other receivables or payables under CRC 99-02, and part of the amortized cost of the financial assets or liabilities to which they relate under IFRS.*

## C. Details of the balance sheet value of instruments hedging currency risk

| December 31, 2004 | CRC 99-02 | | | Transition IFRS | | | Position IAS/IFRS | | |
|---|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | Impact on derivatives | Impact on underlying | Net impact | Impact on derivatives | Impact on underlying | Net impact | Impact on derivatives | Impact on underlying | Net impact |
| **Assets** | | | | | | | | | |
| Trade receivables | - | - | - | - | (19) | (19) | - | (19) | (19) |
| Loans and receivables | - | - | - | - | 1 | 1 | - | 1 | 1 |
| Other receivables | 36 | | 36 | 70 | - | 70 | 106 | - | 106 |
| | **36** | **-** | **36** | **70** | **(18)** | **52** | **106** | **(18)** | **88** |
| **Liabilities** | | | | | | | | | |
| Other payables | - | - | - | 16 | - | 16 | 16 | - | 16 |
| Trade payables | - | - | - | - | (1) | (1) | - | (1) | (1) |
| Other financial liabilities | - | - | - | 1 | - | 1 | 1 | - | 1 |
| | - | - | - | **17** | **(1)** | **16** | **17** | **(1)** | **16** |
| **Net impact on equity** | 36 | - | 36 | 54 | (17) | 36 | 89 | (17) | 72 |
| Fait value hedges | | | | | | | 17 | | |
| Cash flow hedges | | | | | | | 72 | | |

| January 1, 2004 | CRC 99-02 | | | Transition IFRS | | | Position IAS/IFRS | | |
|---|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | Impact on derivatives | Impact on underlying | Net impact | Impact on derivatives | Impact on underlying | Net impact | Impact on derivatives | Impact on underlying | Net impact |
| **Assets** | | | | | | | | | |
| Trade receivables | - | - | - | - | (28) | (28) | - | (28) | (28) |
| Other receivables | 63 | - | 63 | 80 | - | 80 | 143 | - | 143 |
| | **63** | **-** | **63** | **80** | **(28)** | **52** | **143** | **(28)** | **115** |
| **Liabilities** | | | | | | | | | |
| Other payables | - | - | - | 9 | (3) | 6 | 9 | (3) | 6 |
| | **-** | **-** | **-** | **9** | **(3)** | **6** | **9** | **(3)** | **6** |
| **Net impact on equity** | **63** | **-** | **63** | **71** | **(25)** | **46** | **134** | **(25)** | **109** |
| Fait value hedges | | | | | | | 25 | | |
| Cash flow hedges | | | | | | | 109 | | |

### D. Hedges of future transactions

The Group has purchased yen put options to guarantee the minimum exchange rate on vehicle sales in Japan.

It has also purchased British pound put options to guarantee the minimum exchange rate on vehicle sales in pound sterling.

The Faurecia group has purchased forward contracts and options to hedge commercial transactions in progress at December 31, 2004 and transactions planned for 2005.

## 38.3. FINANCE COMPANIES

### A. Details of nominal values of hedging instruments at December 31, 2004

As of December 31, 2004, after eliminating intragroup transactions, outstanding contracts on financial instruments used to match interest and exchange rates on customer loans and the related refinancing were as follows:

| | Nominal | Maturities | | |
|---|---|---|---|---|
| *(in millions of euros)* | | Within 1 year | 1 to 5 years | Beyond 5 years |
| **Currency risk** | | | | |
| **Fair value hedges** | | | | |
| - Currency swaps | 663 | 210 | 453 | - |
| - Forward contracts | 1,018 | 1,018 | - | - |
| | **1,681** | **1,228** | **453** | **-** |
| **Interest rate risk** | | | | |
| **Fair value hedges** | | | | |
| - Interest rate swaps | 24,851 | 10,660 | 12,539 | 1,652 |
| - Futures (note 38.3.C) | 13 | 13 | - | - |
| - Swaptions | 255 | 255 | - | - |
| | **25,119** | **10,928** | **12,539** | **1,652** |
| **Hedges of future financial transactionss** | | | | |
| - Swaptions | **3,662** | **3,662** | **-** | **-** |

### B. Information on balance sheet values

| December 31, 2004<br>*(in millions of euros)* | Impact on derivatives | Impact on underlying | Net IFRS impact |
|---|---|---|---|
| **Assets** | | | |
| Finance receivables | - | 44 | 44 |
| Other receivables | 171 | | 171 |
| | **171** | **44** | **215** |
| **Liabilities** | | | |
| Financing liabilities | - | 91 | 91 |
| Other liabilities | 118 | - | 118 |
| | **118** | **91** | **209** |
| **Net impact on equity** | **53** | **(47)** | **6** |
| Hedges of financing liabilities | 93 | - | - |
| Hedges of finance receivables | (45) | - | - |
| - Derivatives not designated as hedges for accounting purposes | 5 | - | - |

| January 1, 2004<br>*(in millions of euros)* | Impact on derivatives | Impact on underlying | Net IFRS impact |
|---|---|---|---|
| **Assets** | | | |
| Finance receivables | - | 65 | 65 |
| Other receivables | 135 | - | 135 |
| | **135** | **65** | **200** |
| **Liabilities** | | | |
| Financing liabilities | - | 74 | 74 |
| Other payables | 131 | - | 131 |
| | **131** | **74** | **205** |
| **Net impact on equity** | **4** | **(9)** | **(5)** |
| Hedges of financing liabilities | 72 | - | - |
| Hedges of finance receivables | (68) | - | - |

### C. Interest rate hedges of futures transactions

In order to hedge, to the extent possible, the refinancing cost of new retail financing in euros to be granted in 2005, Banque PSA Finance has purchased swaptions (options on interest rate swaps) expiring in the second, third and fourth quarters of 2005. The notional amounts of the swaps and their maturities (which range from one to five years) match the forecast amounts and maturities of new retail financing expected to be originated in these three quarterly periods.

## 38.4. CURRENCY RISK – NET POSITION BEFORE AND AFTER HEDGING

The net position of the manufacturing and sales companies in the main foreign currencies is as follows:

| *(in millions of euros)* | GBP | YEN | USD | PLN | CHF | BRL | Other |
|---|---|---|---|---|---|---|---|
| Total assets | 562 | 206 | 308 | 119 | 37 | 11 | 535 |
| Total liabilities | (590) | - | (108) | (40) | - | (21) | (100) |
| **Net position before hedging** | **(28)** | **206** | **200** | **79** | **37** | **(10)** | **435** |
| Derivative financial instruments | 16 | (250) | (223) | (52) | (37) | 9 | (461) |
| **Net position after hedging** | **(12)** | **(44)** | **(23)** | **27** | **-** | **(1)** | **(26)** |

The above table shows the Group position arising from all transactions recognized in the balance sheet at December 31, 2004. The Group has also purchased yen put options hedging future vehicle sales in Japan and British pound put options for all its transactions in that currency.

The net position of the finance companies in the main foreign currencies is as follows:

| *(in millions of euros)* | GBP | YEN | USD | CHF | Other |
|---|---|---|---|---|---|
| Total assets | 910 | - | 17 | 282 | 55 |
| Total liabilities | - | (175) | (162) | - | (59) |
| **Net position before hedging** | **910** | **(175)** | **(145)** | **282** | **(4)** |
| Derivative financial instruments | (910) | 175 | 145 | (282) | 4 |
| **Net position after hedging** | **-** | **-** | **-** | **-** | **-** |

## 38.5. INTEREST RATE RISK – NET POSITION BEFORE AND AFTER HEDGING

The net interest rate position of the manufacturing and sales companies is as follows:

| *(in millions of euros* | Intraday to 1 year | 1 to 5 years | Beyond 5 years | Total |
|---|---|---|---|---|
| Total assets | 7,329 | 87 | 74 | 7,490 |
| Total liabilities | (3,627) | (418) | (2,203) | (6,248) |
| **Net position before hedging** | **3,702** | **(331)** | **(2,129)** | **1,242** |
| Derivative financial instruments | (2,382) | 292 | 2,090 | - |
| **Net position after hedging** | **1,320** | **(39)** | **(39)** | **1,242** |

This table analyzes borrowings and financial assets before and after hedging at December 31, 2004. The maturity of adjustable rate borrowings and assets is considered to be the next rate adjustment date.

A 1-point decrease in interest rates would have the effect of reducing net interest income by €3 million.

The net interest rate position of finance companies is as follows:

| *(in millions of euros* | Intraday to 1 year | 1 to 5 years | Beyond 5 years | Total |
|---|---|---|---|---|
| Total assets | 15,485 | 6,198 | - | 21,683 |
| Total liabilities | (16,089) | (2,526) | (452) | (19,067) |
| **Net position before hedging** | **(604)** | **3,672** | **(452)** | **2,616** |
| Derivative financial instruments | 1,182 | (1,602) | 452 | 32 |
| **Net position after hedging** | **578** | **2,070** | **-** | **2,648** |

A 1-point decrease in interest rates would have the effect of reducing net interest income by €1.4 million

The net position after hedging maturing in one to five years corresponds to net assets covered by Banque PSA Finance regulatory capital.

### 38.6. EQUITY RISK – NET POSITION BEFORE AND AFTER HEDGING

Equity risk corresponds to the price risk arising from a 10% unfavorable change in the price of equities held by the Group.

| *(in millions of euros)* | Available-for-sale equities | Equities at fair value through profit or loss |
|---|---|---|
| Balance sheet position | 335 | 95 |
| Sensitivity of earnings | N/A | (10) |
| Sensitivity of equity | (34) | N/A |

## Note 39 – Net financial position of manufacturing and sales companies

### 39.1. ANALYSIS

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| **Financial assets and liabilities with third parties** | | |
| Cash and cash equivalents | 5,158 | 5,082 |
| Other non-current financial assets | 2,329 | 881 |
| Current financial assets | 712 | 1,310 |
| Non-current financial liabilities | (3,791) | (3,891) |
| Current financial liabilities | (3,061) | (2,784) |
| | **1,347** | **598** |
| **Financial assets and liabilities with the finance companies** | | |
| Cash and cash equivalents | (205) | (205) |
| Current financial liabilities | 158 | 122 |
| | **(47)** | **(83)** |
| Total | 1,300 | 515 |

### 39.2. LINES OF CREDIT

The PSA Peugeot Citroën Group has access to revolving lines of credit expiring at various dates through 2008.The amounts available under these lines of credit are as follows:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Peugeot SA and GIE PSA Trésorerie | 2,400 | 2,400 |
| Faurecia | 1,778 | 1,545 |
| Banque PSA Finance Group | 6,000 | 5,700 |
| **Confirmed lines of credit** | **10,178** | **9,645** |

Peugeot S.A., GIE PSA Trésorerie and the Banque PSA Finance group have not drawn down these lines of credit.

Faurecia has drawn down the following amounts:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Faurecia drawdowns | 447 | 450 |

# Note 40 – Return on capital employed

## 40.1. CAPITAL EMPLOYED

Capital employed includes all operating assets or liabilities employed in the Group's operations. Finance companies use a different definition of capital employed from that used by the manufacturing and sales companies.

Adoption of IAS/IFRS has led to a change in the definition of capital employed to reflect the accounting concepts embodied in these standards and their application methods. Capital employed is now defined as representing:
- all non-financial assets, net of non-financial liabilities, of the manufacturing and sales companies, as reported in the consolidated balance sheet;
- the net assets of Banque PSA Finance.

The main differences compared with the definition used up to now concern:
- the inclusion of tax assets and liabilities;
- the exclusion of Banque PSA Finance's wholesale finance receivables from Peugeot and Citroën dealers, which represent operating assets of the finance companies. Consequently, the net assets of Banque PSA Finance reflected in the consolidated balance sheet are no longer adjusted for the portion of equity assigned to financing the Bank's finance receivables in accordance with capital adequacy rules;
- the inclusion of provisions that were excluded from capital employed because the related movements were not taken into account in the calculation of operating margin.

Based on this new definition, capital employed breaks down as follows:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Goodwill | 1,795 | 1,743 |
| Intangible assets | 3,292 | 3,049 |
| Property, plant and equipment | 14,342 | 13,797 |
| Investments in companies at equity | 614 | 548 |
| Investments in non-consolidated companies | 65 | 63 |
| Other non-current assets | 96 | 90 |
| Deferred tax assets | 524 | 539 |
| Inventories | 6,546 | 6,211 |
| Trade receivables | 3,393 | 3,659 |
| Current tax assets | 110 | 138 |
| Other receivables | 1,756 | 2,139 |
| Other non-current liabilities | (2,538) | (2,536) |
| Deferred tax | (1,880) | (1,660) |
| Provisions | (3,018) | (3,336) |
| Trade payables | (10,773) | (10,036) |
| Current tax liabilities | (114) | (112) |
| Other payables | (4,165) | (4,114) |
| Net assets of the finance companies | 2,116 | 1,819 |
| Accounts between the manufacturing and sales companies and the finance companies | 47 | 83 |
| **Total** | **12,208** | **12,084** |

## 40.2. ECONOMIC PROFIT

In line with the same commitment to consistency, the method used to determine economic profit that serves as the basis for calculating return on capital employed has also been modified. Economic profit now consists of profit before finance costs, income from loans and cash equivalents, net gains and losses on disposal of current investments and tax. A tax rate corresponding to the Group's effective rate is then applied, to calculate after-tax economic profit used to determine return on capital employed.

Based on this new definition, economic profit is as follows:

| *(in millions of euros)* | 2004 |
|---|---|
| **Consolidated profit** | **1,715** |
| Finance costs | 372 |
| Income from loans and cash equivalents | (314) |
| Net gains on disposals of available-for-sale securities | (188) |
| Tax on interest income and finance costs | 41 |
| **Economic profit after tax** | **1,626** |

### 40.3. RETURN ON CAPITAL EMPLOYED

The immediate return on capital employed, corresponding to economic profit expressed as a percentage of total capital employed at December 31, is as follows:

| *(in percent)* | Dec. 31, 2004 |
|---|---|
| | 13.3 |

## Note 41 – Off-balance sheet commitments

### 41.1. SPECIFIC COMMITMENTS

Details of commitments related specifically to the following transactions are provided in the corresponding notes:
- pension and other post-retirement benefit obligations (note 30),
- management of market risks (note 38).

### 41.2. ROUTINE COMMITMENTS

Routine commitments at December 31, 2004 represented the following amounts:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| **Manufacturing and sales companies** | | |
| Capital commitments for the purchase of property, plant and equipment | 2,059 | 1,750 |
| Orders for research and development work | 27 | 37 |
| Non-cancelable lease commitments | 636 | 670 |
| Share purchase commitment[1] | - | 131 |
| | **2,722** | **2,588** |
| **Finance companies** | | |
| Financing commitments to customers | 899 | 1,045 |
| Guarantees given on behalf of customers and financial institutions | 122 | 101 |
| | **1,021** | **1,146** |
| Other guarantees given | 559 | 246 |
| Pledged or mortgaged assets | 426 | 498 |

*(1) The commitment concerns the Chinese joint venture Dongfeng Peugeot Citroën Automobile – DPCA.*

### 41.3. PLEDGED AND MORTGAGED ASSETS

Pledge and mortgaged assets can be analized as follows by maturity:

| (in millions of euros) | Expiry date | Amount |
|---|---|---|
| Intangible assets | N/A | N/A |
| Property, plant and equipment | Indefinite | **23** |
| Non-current financial assets | | |
| | 2005 | 31 |
| | 2006 | 4 |
| | 2007 | 125 |
| | 2008 | 73 |
| | 2009 | 78 |
| | Beyond 2009 | 92 |
| | | **403** |
| | **Total** | **426** |
| **Total asset value** | | **65,661** |
| | Percentage | 0.6% |

## Note 42 – Contingent liabilities

### 42.1. TAX AUDITS

Group companies in France and in other countries are subject to regular tax audits. Provisions are booked for potential reassessments resulting from these audits.

### 42.2. END-OF-LIFE VEHICLES

European Directive 2000/53/EC of September 18, 2000 on end-of-life vehicles provides that:
"*Member States shall take the necessary measures to ensure that the* delivery of the vehicle to an authorized treatment facility (...) occurs without any cost for the last holder and/or owner (...).
Member States shall take the necessary measures to ensure that producers meet all, or a significant part of, the costs of the implementation of this measure and/or take back end-of life vehicles (...),
- as from July 1, 2002 for vehicles put on the market as from this date,
- as from January 1, 2007 for vehicles put on the market before July 1, 2002."

As of December 31, 2004:

Twelve countries had new or existing legislation that fully complied with the Directive. Based on current estimates:
- for ten of these countries, any residual costs payable by the Group are not expected to be material.
- for Germany and the Netherlands, a provision has been booked for a total of €53 million.

In ten other countries, the legislation is not yet complete, either because no enabling decree has been issued (e.g. in France), or only part of the Directive has been transposed into national law (e.g. the UK). No residual costs are expected to arise under the legislation currently in force in these countries.

Ireland, Estonia and Poland have yet to establish any legislation on the matter. However, it seems likely that the European Directive will be transposed into national law in 2005.

In the case of these last three countries – as well as the countries where legislation is incomplete – as there are currently no official regulations or guidelines, it is not possible to determine with any degree of certainty whether there will be any residual costs to be met by the Group.

### 42.3. EUROPEAN COMMISSION INQUIRY IN PROGRESS

Further to investigations carried out in 1999 and 2003 in relation to Automobile Peugeot, Peugeot Deutschland GmbH and Peugeot Nederland BV, the European Commission has issued a Statement of Objections to the three companies stating that they implemented practices aimed at restricting export sales of vehicles from Germany and the Netherlands between 1995 and 2003.

Automobiles Peugeot and its two subsidiaries concerned sent their reply to the Commission on July 30, 2004, claiming that they have not breached European antitrust rules. Since then, the Commission has requested further documentation.

In view of the status of this procedure, no provision has been recorded in relation to this issue in the consolidated financial statements.

### 42.4. INDIVIDUAL RIGHT TO TRAINING FOR EMPLOYEES

In accordance with Act no. 2004-391 of May 4, 2004 relating to professional training in France, all Group subsidiaries operating in France offer their employees an individual training allowance set at a minimum of twenty training hours per annum. These hours can be accumulated over a maximum of six years, at the end of which the total entitlement is capped at one hundred and twenty hours. In accordance with Opinion no. 2004-F issued by the CNC Urgent Issues Task Force on October 13, 2004, the Group did not record any provisions in respect of the new legislation in its 2004 accounts.

## Note 43 – Related party transactions

### 43.1. COMPANIES AT EQUITY

These are companies that are between 20% and 50%-owned, over which PSA exercises significant influence. They are accounted for by the equity method. Most are manufacturing and sales companies that manufacture automotive parts and components or complete vehicles.

Transactions with companies at equity are billed on arm's length terms.

Receivables and payables with associates and joint ventures are as follows:

| *(in millions of euros)* | Dec. 31, 2004 | Jan. 1, 2004 |
|---|---|---|
| Loans – long-term portion | 26 | 36 |
| Loans – current portion | 57 | 98 |
| Trade receivables | 318 | 275 |
| Trade payables | (1,121) | (1,134) |
| Short-term loans | (241) | (81) |

### 43.2. RELATED PARTIES THAT EXERCISE SIGNIFICANT INFLUENCE OVER THE GROUP

No transactions have been carried out with any directors or officers or any shareholder owning more than 5% of Peugeot S.A.'s capital, other than in the normal course of business.

## Note 44 – Directors' compensation

| *(in millions of euros)* | 2004 |
|---|---|
| **Compensation allocated to:** | |
| - members of the management bodies | 8.2 |
| - members of the Supervisory Board | 0.8 |
| **Total** | 9.0 |

Members of management bodies include members of the Managing Board, the Executive Committee and Senior Management

At December 31, the following options to purchase Peugeot S.A. shares granted under the plans set up since 1999 were held by members of the Group's management bodies:

| *(in number of options)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Stock options | 1,764,500 | 1,373,600 | 977,600 |

# Note 45 – Auditors' fees

Fees paid to the Group's statutory auditors and other audit firms in 2004 were as follows:

| | PricewaterhouseCoopers | | Constantin | | Ernst & Young | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| **Audit** | | | | | | | | | | |
| Statutory audit and contractual audits | 8.7 | 7.9 | 1.2 | 1.1 | 0.8 | 0.8 | 0.1 | 0.1 | 10.8 | 9.9 |
| Other engagements | 0.7 | 1.4 | - | - | - | 0.1 | 0.1 | - | 0.8 | 1.5 |
| **Sub-total** | **9.4** | **9.3** | **1.2** | **1.1** | **0.8** | **0.9** | **0.2** | **0.1** | **11.6** | **11.4** |
| % of total | 94% | 84% | 100% | 100% | 62% | 69% | 67% | 100% | 91% | 84% |
| **Other services** | | | | | | | | | | |
| Tax and legal | 0.6 | 1.7 | - | - | 0.4 | 0.3 | 0.1 | - | 1.1 | 2.0 |
| Internal audit | - | - | - | - | 0.1 | 0.1 | - | - | 0.1 | 0.1 |
| Other advisory services | - | 0.1 | - | - | - | - | - | - | - | 0.1 |
| **Sub-total** | **0.6** | **1.8** | **-** | **-** | **0.5** | **0.4** | **0.1** | **-** | **1.2** | **2.2** |
| % of total | 6% | 16% | 0% | 0% | 38% | 31% | 33% | 0% | 9% | 16% |
| **Total** | **10.0** | **11.1** | **1.2** | **1.1** | **1.3** | **1.3** | **0.3** | **0.1** | **12.8** | **13.6** |
| o/w automotive equipment division | 3.4 | 4.0 | - | - | 1.2 | 1.2 | - | - | 4.6 | 5.2 |
| o/w other divisions | 6.6 | 7.1 | 1.2 | 1.1 | 0.1 | 0.1 | 0.3 | 0.1 | 8.2 | 8.4 |

# Note 46 – Subsequent events

### Announcement of the sale of Panhard to Auverland

On January 12, 2005, the Group announced its intention to sell its stake in Société de Construction Mécanique Panhard et Levassor to the Auverland group.

Panhard, a wholly-owned subsidiary of Peugeot SA, designs and manufactures light-armored vehicles and is a major supplier to the French army, as well as to 45 other armies worldwide. In 2003, with a workforce of 261 people, Panhard reported sales of €61.7 million. The transaction is expected to be completed by March 31, 2005.

PSA Peugeot Citroën Group

# IFRS Fact sheets

# Fact sheet 1: Automobile Division research and development expenditure

## CURRENT ACCOUNTING PRACTICE

Research and development expenditures are recognized as expenses in the period in which they are incurred.

This accounting practice reflects the Group's policy of complying with US GAAP in all cases where they are compatible with French GAAP.

Under French GAAP, research and development costs are generally included in operating expense, although applied research and development costs may be recognized as an intangible asset in certain specific cases. Under US GAAP all development costs are recognized as expenses.

## IFRS

Under IAS 38 – Intangible assets, research expenditure shall be recognized as an expense, while development expenditure shall be recognized as an intangible asset if, and only if, the enterprise can demonstrate:
- its intention to complete the intangible asset and use or sell it, as well as the availability of adequate technical, financial and other resources for this purpose;
- that it is probable that the future economic benefits attributable to the development expenditure will flow to the enterprise;
- that the cost of the asset can be measured reliably.

Development expenditures on vehicles, mechanical parts incurred between milestone 1 – styling decision (or milestone 0 – project launch for mechanical parts) and milestone 5 – start up of pre-series production shall be recognized in intangible assets. They shall be amortized from the Start of Production date, over five years for vehicles and ten years for mechanical parts.

Development expenditures recognized as intangible assets in the opening IFRS balance sheet at January 1, 2004 shall include:
- all expenditures directly related to vehicle projects for which pre-series production of the final silhouette started after December 31, 1998;
- all expenditures directly related to engine and gearbox projects launched after December 31, 1998;
- the portion of qualifying development expenditures incurred by PSA Peugeot Citroën under a cooperation agreement that is not billed to the partner;
- all qualifying development expenditures billed to PSA Peugeot Citroën by its partners under cooperation agreements.

The cost of the intangible asset includes payroll costs of personnel directly assigned to the project, the cost of prototypes and the cost of external services related to the project. It does not include any overhead or indirect expense, such as rent, building depreciation and information system utilization costs.

All other research and development expenditures shall be recognized as an expense in the period in which they are incurred.

For each project, the value in use of development costs capitalized as intangible assets shall be measured together with the project related fixed assets. An impairment loss shall be recognized if the net book value of the fixed tangible and intangible assets related to the project exceeds the project's value in use. See Fact sheet 5 –Impairment in value of long-lived assets.

## IMPACT ON THE GROUP ACCOUNTS

In the opening IFRS balance sheet at January 1, 2004, the amount of €2,321 million recognized as an intangible asset – and as an adjustment to opening equity – corresponds to the cumulative amount of qualifying development expenditures incurred in prior years (€3,486 million), net of accumulated amortization (€1,165 million).

In the 2004 IFRS income statement, the change of method has a €249 million positive impact on operating margin, corresponding to the excess of development expenditures capitalized during the year (€676 million) over amortization for the year of development expenditures capitalized in prior years (€427 million).

In future years, the impact on operating margin will vary based mainly on growth in total research and development costs and on the change in the ratio of development costs to the sum of research and start-up costs, as defined by the Group based on IAS 38 (see above). In view of the amortization period applied by the Group, amortization expense for engine and gearbox development costs is expected to increase steadily.
In 2005, in light of the stabilization of research and development costs since 2003 and the timing of automobile projects, the net impact on operating margin is expected to be an increase of approximately €70 million. In 2006, however, the impact is expected to be lower.

# Fact sheet 2: Faurecia research and development expenditure

## CURRENT ACCOUNTING PRACTICE

Development expenditures on programs corresponding to specific customer orders are recognized in inventory and work-in-progress and the corresponding revenue is recognized based on the contract billing terms.

Other research and development expenditures are recognized as an expense in the period in which they are incurred.

## IFRS

The revenue recognition criteria provided for in IAS 18 – Revenue are not met in cases where development costs are paid in proportion to parts delivered to the customer, with their full recovery being subject to an unguaranteed minimum level of orders placed by the customer. Development work cannot be considered as having being sold under such circumstances.

In the absence of any payment guarantee from the customer, the costs incurred between the date when the customer accepts Faurecia's quote and the Start of Production of the parts or modules concerned shall be recognized as an intangible asset, in accordance with IAS 38. The intangible asset shall be amortized based on the quantity of parts delivered to the customer, provided that accumulated amortization at each year-end does not represent less than the amount that would be recognized if the asset were amortized on a straight-line basis over five years.

If the contract includes a payment guarantee, the development costs shall be recognized in inventory and work-in-progress and the corresponding revenue shall be recognized when the customer signs off on each technical phase.

Research expenditure shall be recognized as an expense and other development expenditure shall be recognized as an intangible asset when the enterprise can demonstrate, in particular:

- its intention to complete the intangible asset and use or sell it, as well as the availability of adequate technical, financial and other resources for this purpose;
- the probability that the future economic benefits attributable to the development expenditure will flow to the enterprise;
- that the cost of the asset can be measured reliably.

## IMPACT ON THE GROUP ACCOUNTS

In the opening IFRS balance sheet at January 1, 2004, development expenditures paid in proportion to parts delivered to the customer, with their full recovery being subject to an unguaranteed minimum level of orders placed by the customer, which were previously recorded in inventory, have been reclassified in fixed assets for an amount of €449 million. This breaks down between €423 million recognized in intangible assets and €26 million in property, plant and equipment (under the caption "Tooling").

Development expenditures recognized in expenses in the French GAAP accounts for prior years that meet the IFRS definition of intangible assets have been capitalized in an amount of €4 million.

In the 2004 IFRS income statement, the effect of the change of method is a €5 million increase in operating margin, as follows:

- €9 million positive impact on research and development costs, corresponding to the excess of development expenditure capitalized during the year (€150 million) over amortization for the year of development expenditures capitalized in prior years (€141 million);
- €4 million negative impact on the cost of goods and services sold, corresponding to depreciation of tools reclassified as property, plant and equipment.

In the IFRS income statement, amortization of development expenditures recognized as intangible assets replaces the charge previously recognized as a change in inventory.

# Fact sheet 3: Goodwill

## GOODWILL

Goodwill is the excess of the cost of shares in a consolidated company, including transaction expenses, over the Group's equity in the fair value of the identifiable assets and liabilities acquired at the acquisition date.

## CURRENT ACCOUNTING PRACTICE

Goodwill is amortized on a straight-line basis over a maximum of twenty years. In addition, in the same way as for other intangible assets, an impairment loss is recognized when the value in use of goodwill is considered as permanently impaired. The value in use of goodwill is measured by the discounted cash flows method.

In 2003, the book value of the assets of each of the businesses of Faurecia, Credipar and Gefco GmbH & Co KG, including goodwill, was compared with their value in use measured by the discounted cash flows method based on the latest available projections.

At December 31, 2003, based on the impairment tests described above, no impairment loss was recorded for Faurecia and Credipar goodwill.

For Gefco GmbH & Co KG, an impairment loss was recognized for the total net book value of goodwill.

## IFRS

Under IFRS 3 – Business Combinations, goodwill shall no longer be amortized, but shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment tests shall be based on the recoverable amount of the corresponding cash generating unit (CGU), defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The method used to measure the recoverable amount of CGUs is described in Fact sheet 5 – Impairment of long lived assets.

IFRS 1 – First-Time Adoption of International Financial Reporting Standards allows companies to apply IFRS 3 – Business Combinations retrospectively to acquisitions carried out prior to January 1, 2004. Given the significance of the Sommer Allibert acquisition in 2001, thanks to which Faurecia became a global automotive equipment supplier, the Group has restated its accounts as if IFRS 3 had been applied since the date of this acquisition.

## IMPACT ON THE GROUP ACCOUNTS

The restatement notably entails:
- retrospective revaluation of Sommer Allibert's assets and liabilities at the date of acquisition by Faurecia (January 2001). This revaluation leads to the recognition of an intangible asset corresponding to Sommer Allibert contractual customer relationships, valued at €477 million (€307 million net of deferred taxes). This amount corresponds to the discounted present value of after-tax profits generated by product supply contracts in progress at the acquisition date, net of an estimated return on capital employed. In view of the remaining life of these contracts, this intangible asset is being amortized over four years. Its net book value at January 1, 2004 was €119 million (€77 million net of deferred taxes);
- elimination of restructuring provisions booked in 2002, which complied with French GAAP but not with IFRS;
- elimination of other fair value adjustments made in 2002, beyond the period of one year from the acquisition date allowed for such adjustments under IFRS;
- cancellation of the amortization charges recognized since 2001 on the Sommer Allibert goodwill;
- cancellation of amortization charges recorded since 2001 on other items of goodwill recognized on transactions carried out by the group.

The effect of these restatements on the opening balance sheet at January 1, 2004 is a €221 million decrease in goodwill, as follows:
- a €246 million decrease in Sommer Allibert goodwill, corresponding to a €260 million decrease in Faurecia's accounts, net of the cancelled amortization charge of €14 million on the additional goodwill recognized on this transaction at the level of the Group accounts;
- and cancellation of amortization charged on other items of goodwill, for an amount of €25 million.

This reduction in goodwill leads to:
- a €119 million increase in intangible assets, corresponding to the net book value of Sommer Allibert contractual customer relationships;
- a €127 million reduction in equity, related to the Sommer Allibert acquisition;
- a €25 million increase in equity corresponding to the cancellation of amortization charged on other items of goodwill.

In addition to these restatements, a provision was released for an amount of €4 million, bringing the reduction in equity to €98 million.

After taking into account these adjustments, at January 1, 2004 Sommer Allibert goodwill totaled €793 million, including €772 million carried in Faurecia's accounts and €21 million carried at the level of the Group accounts. At December 31, 2003, goodwill reported in the French GAAP accounts totaled €1,039 million, of which €1,032 million was carried in Faurecia's accounts and €7 million at the level of the Group accounts.

The IFRS income statement for 2004:
- no longer includes a goodwill amortization charge, resulting in a €128 million reduction in expenses;
- includes €119 million in amortization of Sommer Allibert contractual customer relationships, recorded against operating margin.

# Fact sheet 4: Property, plant and equipment

## CURRENT ACCOUNTING PRACTICE

Property, plant and equipment are stated at cost, corresponding to the purchase price plus directly attributable costs of bringing the asset to working condition for its intended use or to production cost. Borrowing costs are also capitalized as part of the cost of the asset.

Maintenance and repair costs are recognized as an expense, except where they serve to increase productivity or to prolong the asset's useful life.

Depreciation is calculated on a straight-line basis over the estimated useful lives of assets. Special tools are depreciated over the estimated lives of the corresponding models.

Assets acquired under finance leases are recorded under property, plant and equipment at their fair value at the inception of the lease and an obligation in the same amount is recorded as a liability. They are depreciated on a straight-line basis over their estimated useful lives. The classification of leases is based on the criteria applicable under US GAAP.

Investment grants are recognized as liabilities and written back to the income statement to match depreciation charged on the corresponding assets.

## IFRS

Application of IAS 16 – Property, plant and equipment and IAS 17 – Leases results in the following changes in accounting practices:
- borrowing costs are no longer included in the cost of property, plant and equipment, but recognized as an expense;
- investment grants are recognized as a reduction in the cost of the corresponding assets;
- certain leases currently accounted for as operating leases fulfill the criteria for classification as finance leases under IFRS;
- expenses that do not meet the definition of directly attributable costs are excluded from the cost of assets and recognized as an expense for the period in which they are incurred.

Property, plant and equipment continue to be stated at cost. They are not revalued.

Depreciation continues to be calculated by the straight-line method, on the basis of the asset's acquisition or production cost less its residual value, if any. In general, the Group's fixed assets have no residual value, except for rare cases such as rental vehicles and vehicules sold with a buyback commitment. Depreciation periods continue to correspond to the assets' estimated useful lives.

## IMPACT ON THE GROUP ACCOUNTS

In the opening IFRS balance sheet at January 1, 2004:
- borrowing costs (€207 million) have been eliminated from the net book value of the assets concerned and recorded as a deduction from equity;
- certain operating leases have been reclassified as finance leases, leading to an increase in assets (€98 million) and liabilities (€98 million). The impact of these reclassifications on equity is not material.
- investment grants (€81 million) have been deducted from the carrying value of the corresponding assets, with no impact on equity.
- expenses that do not meet the definition of directly attributable costs (€85 million) have been eliminated from the net book value of the assets concerned and recorded as a deduction from equity.

In the 2004 IFRS income statement, these adjustments have a positive impact of €33 million on operating margin, and a negative impact of €43 million on finance costs, as follows:
- the change of method of accounting for borrowing costs has a positive impact of €42 million on operating margin, offset by a €38 million negative impact on finance costs;
- the reclassification of certain operating leases as finance leases has a positive impact of €4 million on operating margin and a negative impact of €5 million on finance costs;
- expenses that do not meet the definition of directly attributable costs are recognized as a deduction from operating margin for an amount of €13 million.

# Fact sheet 5: Impairment in value of long-lived assets

## CURRENT ACCOUNTING PRACTICE

In the case of goodwill, impairment is measured by the discounted cash flows method. If the sum of discounted future cash flows is less than the net book value, a valuation allowance is recorded for the difference.

For other long-lived assets, value in use is measured based on the sum of undiscounted future cash flows, taking into account the asset's intended future use. Impairment losses are recognized by recording an additional depreciation or amortization charge. The amount of the recognized impairment loss is equal to the difference between the asset's net book value and the higher of the sum of discounted future cash flows and market value.

## IFRS

Under IAS 36 – Impairment of assets, the enterprise shall assess at each balance sheet date whether there is any indication that an asset may be impaired. Assets with indefinite useful lives must be tested for impairment at least once a year. Goodwill is the only indefinite-lived asset carried in the Group accounts.

Impairment tests are performed at the level of cash generating units (CGU), which are defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The value in use of CGUs is measured as the net present value of estimated future cash flows. If this value is less than the CGU's net book value, an impairment loss is recognized. The impairment loss is first recorded as an adjustment to the carrying amount of any goodwill allocated to the CGU, and the remainder of the loss is allocated to the other assets of the unit.

The Automobile Division comprises a number of vehicle CGUs, each corresponding to a vehicle model. The assets included in a vehicle CGU consist of project-related property, plant and equipment and intangible fixed assets (see Fact sheet 1 – Automobile Division research and development expenditure). The vehicle CGUs and all other fixed assets together make up the Automobile Division CGU.

Banque PSA Finance and Gefco are separate CGUs

At Faurecia, each CGU corresponds to a program and comprises all customer contract-related property, plant and equipment and intangible fixed assets (corresponding to development costs – see Fact sheet 2 – Faurecia research and development expenditure). These CGUs are combined in business units (automobile seats, vehicle interiors, exhaust systems, front ends) to which support assets and goodwill are allocated.

## IMPACT ON THE GROUP ACCOUNTS

Based on the results of the impairment tests, no impairment losses have been recognized in the opening IFRS balance sheet at January 1, 2004.

# Fact sheet 6: Faurecia special tools

## CURRENT ACCOUNTING PRACTICE

Special tools are produced or purchased for the purpose of manufacturing, under a specific order, parts or modules. If the customer intends to acquire these special tools, their cost is recorded in inventory and revenue related to their sale is recognized according to the contract billing schedule.

*Special tools that remain the property of Faurecia are recognized in property,* plant and equipment.

## IFRS

The revenue recognition criteria provided for in IAS 18 are not met in cases where special tools are paid for in proportion to parts delivered to the customer, with the full payment being subject to an unguaranteed minimum level of orders placed by the customer. Special tools cannot be considered as having being sold under such circumstances.

In the absence of any payment guarantee from the customer, special tools qualify as property, plant and equipment under IAS 16 – Property, plant and equipment and are accounted for as such. Depreciation is based on the units of production method, provided that accumulated depreciation at each year-end does not represent less than the amount that would be recognized if the asset was depreciated on a straight-line basis over three years.

If the contract includes a payment guarantee, the cost of special tools is recorded in inventory and the corresponding revenue is recognized upon the acceptance by the customer of each technical phase of construction.

## IMPACT ON THE GROUP ACCOUNTS

In the opening IFRS balance sheet at January 1, 2004, special tools previously recognized in inventory for which there is no guarantee that the payments received from the customer will cover the total cost, are reclassified as property, plant and equipment in the amount of €26 million.

*In the IFRS income statement, the depreciation charge (€4 million in 2004)* replaces the charge previously accounted for as a change in inventory.

# Fact sheet 7: Sales with a buyback commitment

## CURRENT ACCOUNTING PRACTICE

Direct new vehicle sales with a buyback commitment expiring within a maximum of three years are not recognized at the time of delivery but accounted for as operating leases.

The difference between the sale price and the buyback price is recognized on a straight-line basis over the leasing period, up to the amount of the total profit arising from the transaction (i.e. net of any loss on the sale of the vehicle in the used market). Any additional gain arising from the sale of the vehicle in the used car market is recognized upon the date of the used vehicle sale. If the total difference is a loss, an allowance is booked when the buyback contract is signed.

Sales with a buyback commitment are not addressed by French GAAP. This accounting practice is derived from US GAAP (EITF 95-1 – Revenue recognition on sales with a guaranteed minimum resale value).

## IFRS

Under IAS 18 – Revenue, sales with a buyback commitment cannot always be recognized as revenue because the significant risks and rewards of ownership of the goods are not necessarily transferred to the buyer.

Consequently, new vehicle sales with a buyback commitment are not recognized in revenue:
- whatever the duration of the buyback commitment;
- regardless of whether the transaction is a direct sale or a transaction financed by Banque PSA Finance and its subsidiaries.

The difference between the sale price and the buyback price is recognized as rental revenue on a straight-line basis over the duration of the buyback commitment. The vehicle is initially recognized at production cost in property, plant and equipment. Depreciation expense is calculated on the straight-line method, on the basis of the vehicle's cost, less its estimated residual value, corresponding to the anticipated resale price on the used vehicle market.

Any additional gain made on the final sale of the vehicle is recognized in the period when the vehicle is sold on the used car market.

## IMPACT ON THE GROUP ACCOUNTS

In the opening IFRS balance sheet at January 1, 2004:
- the vehicles have been included in property, plant and equipment (€1,437 million), and the corresponding revenue has been recognized in non-current liabilities (€1,962 million);
- provisions have been reduced by €128 million. This amount corresponds to the cancellation of provisions for warranty costs (€67 million) which are recognized in the income statement pro rata to the margin earned on the rented vehicles, and adjustments to the balance of provisions for vehicle sales with a buyback commitment (€61 million) that remains in cases where the margin is negative;
- a portion of the margin recognized on vehicles sold with a buyback commitment prior to January 1, 2004 has been deducted from equity (€397 million).

In the 2004 income statement:
- an amount of €551 million has been deducted from consolidated sales, because the revenue from the sale of the new vehicle is replaced over the duration of the buyback commitment by rental revenue equal to the difference between the sale price of the new vehicle and the buyback price;
- the €54 million impact of the change from one balance sheet date to the next in the volume of vehicles sold with a buyback commitment is included in operating margin. This amount corresponds to a decrease of €605 million in the cost of goods and services sold, net of the €551 million reduction in sales.

The impact on sales and operating margin in future years will depend on changes in the volume and characteristics (particularly the buyback period) of these contracts. However, overall changes from one year to the next are not expected to be particularly material; consequently, the impact on sales is unlikely to vary significantly and the impact on operating margin should not be material.

# Fact sheet 8: Banque PSA Finance – Impairment of Finance Receivables

## ACCOUNTING PRACTICE IN THE FRENCH GAAP ACCOUNTS UP TO DECEMBER 31, 2003

Banque PSA Finance's outstanding finance receivables include both sound finance receivables - corresponding to receivables on which repayments are up to date or less than 90 days past due – and non-performing loans.

Allowances for credit losses were recognized as follows:
Retail financing:
- a statistical allowance was recorded on total sound finance receivables, based on historical loss data;
- specific allowances were recorded on non-performing loans, based on the estimated risk of non-recovery.

  Non-performing loans were written off in full when the outstanding balance was more than 150 days past due.

Wholesale financing:
- a statistical allowance was recorded for an amount equal to 0.5% of all outstanding balances;
- specific non-performing loans allowances were recorded on a case-by-case basis.

## IFRS

Under IAS 39 – Financial instruments: Recognition and measurement, the system of allowances has been replaced by the recognition of impairment losses. An impairment loss adjusts the carrying value of a receivable to its fair value or recoverable amount and may be recognized only as a result of the occurrence of a loss event. The amount of the loss is the difference between the receivable's carrying amount and the present value of expected future cash flows discounted at the receivable's effective interest rate (recoverable amount).

## IMPACT ON THE GROUP ACCOUNTS OF THE CHANGE OF METHOD IN THE 2004 FRENCH GAAP ACCOUNTS

Banque PSA Finance has applied the IFRS method of determining allowances for credit losses in its 2004 French GAAP accounts. The impact of this change, which is reported in the French GAAP balance sheet at January 1, 2004 on the line effect of changes of method, is as follows:

### Reversal of statistical allowances for credit losses on sound loans with no past-due installements

Under the new method, no allowance for credit losses is recorded on sound loans with no past-due installments. The statistical allowances on sound retail and wholesale loans in the balance sheet at December 31, 2003 have therefore been cancelled by crediting equity in the opening French GAAP balance sheet at January 1, 2004.

### Impairment losses on retail finance receivables

Non-performing loans that are more than 150 days past due, which were previously written off, have been added back to the operating French GAAP balance sheet at January 1, 2004 by crediting equity.

An impairment loss is recognized on retail finance receivables when the borrower defaults on a single installment.

Default on a single installment constitutes a loss event and an impairment loss is therefore recognized immediately on the entire outstanding principal, based on the probability of the loan being classified as doubtful and the estimate final loss.

Recognition of an impairment loss on non-performing retail finance receivables

Banque PSA Finance has set up a historical database of actual recovery rates on finance receivables with one or more installments over 90 days past due. These data are used to determine the discounted final loss rate that serves as the basis for calculating impairment losses to be recognized on finance receivables.

The difference between the impairment loss calculated on this basis and the previously-recognized allowance has been recognized in equity in the opening French GAAP accounts at January 1, 2004.

### Impairment losses on wholesale finance receivables

As for the allowances booked in prior years, impairment losses continue to be calculated on a case-by-case basis.

### Accounting impact

In the French GAAP accounts, the effect of this change of method has been recognized directly in equity in the opening balance sheet at January 1, 2004.

Consequently there is no difference in the effect on equity of the change of method concerning credit losses between the French GAAP accounts and the IFRS accounts at January 1, 2004.

Detailed accounting impacts are as follows:
- Reversal of statistical allowances for credit losses on sound loans with no past-due installments has the effect of increasing equity at January 1, 2004 by €124 million.

- The difference between the impairment loss determined in accordance with IFRS and the statistical allowances previously recognized in the French GAAP accounts has been deducted from equity in the French GAAP accounts at January 1, 2004 in the amount of €40 million.

- In all, the change in the method of recognizing impairment losses on Banque PSA Finance finance receivables has the effect of increasing equity in the French GAAP accounts at January 1, 2004 by €84 million (€51 million net of the tax effect).

# Fact sheet 9: Pension obligations

## CURRENT ACCOUNTING PRACTICE

French GAAP do not provide detailed guidance on pensions accounting and the Group's pension obligations are therefore measured and recognized in accordance with US GAAP (SFAS 87 – Employers' accounting for pensions). The method used is described in note 44 to the 2004 consolidated financial statements. SFAS 87 requires obligations under defined benefit plans to be measured on an actuarial basis and recognized in liabilities. The liability recognized in the balance sheet corresponds to:
- the present value of the projected benefit obligation towards active and retired employees;
- minus the market value of external funds;
- plus or minus actuarial gains and losses arising from:
  - variances between actual and assumed experience arising from changes in demographic variables (staff turnover rates and mortality rates, for example);
  - changes in the underlying economic assumptions (interest rates, inflation rate, future salary levels, for example);
  - variances between the actual and assumed yield on external funds.

Unrecognized actuarial gains and losses are recognized over future periods and included in periodic pension cost:
- over the average remaining service lives of active employees;
- over the estimated remaining lifetime of retired employees.

The Group does not apply the corridor method, which consists of amortizing over the remaining service lives of active employees only the portion of net cumulative actuarial gains and losses that exceeds the greater of 10% of either the projected benefit obligation or the fair value of the plan assets.

After measuring the total projected benefit obligation at each year-end as explained above, the periodic pension cost recorded in the income statement corresponds to:
- service cost, representing the benefit entitlements earned by employees during the year;
- interest cost, corresponding to the discounting adjustment to the opening projected benefit obligation;
- amortization of actuarial gains and losses.

Net periodic pension cost is determined by deducting the return on external funds, measured on the basis of a standard rate of return on long-term investments. The difference between the expected rate of return and the actual return on external funds is included in actuarial gains and losses.

Periodic pension costs are recorded in full as part of the operating margin.

## IFRS

The method of measuring pension obligations prescribed by IAS 19 – Employee benefits is not materially different from the method currently applied by the Group.

The corridor method is applied in the IFRS accounts.

For the purpose of applying IAS 19, the Group has reviewed the accounting treatment of supplementary pension benefits paid to employees of the former French subsidiary of the Chrysler Group, which was acquired by PSA Peugeot Citroën in 1978. At the time of the acquisition and subsequent merger with Automobiles Peugeot, the employees of this entity retained the benefits earned under the former Chrysler pension plan, which were more favorable than those offered to Automobiles Peugeot employees. At the same time, a contract was signed with a leading insurance company, whereby the insurance company took over responsibility for paying these benefits in exchange for premiums paid by the Group when each eligible employee retired. In the French GAAP accounts, the premiums paid under the contract are treated as being in full discharge of the Group's liability for benefit payments to retired employees, while future premiums payable in respect of active employees are included in the Group's pension obligations.

Under IAS 19, the benefits paid to retired employees have been added back to the Group's benefit obligation and the provisions and reserves booked by the insurance company to cover the benefit payments have been included in external funds covering pension obligations.

## IMPACT ON THE GROUP ACCOUNTS

### Measurement of the projected benefit obligation

The projected benefit obligation and the corresponding external funds at January 1, 2004 have both been increased by €598 million, corresponding to the supplementary pension obligation towards employees of the former French subsidiary of the Chrysler Group. These adjustments have no impact on pension provisions at January 1, 2004 and the effect on 2004 profit is not material.

### Cumulative actuarial gains and losses

Cumulative actuarial gains and losses at January 1, 2004 have been deducted from equity in the amount of €1,242 million, leading to:
- a €145 million reduction in non-current assets, corresponding to the excess external funds recognized in the French GAAP accounts;
- a €1,097 million increase in pension provisions.

In the IFRS income statement, future pension costs will no longer include any amortization of these actuarial gains and losses. The impact for 2004 is an €82 million reduction in pension costs.

Actuarial gains and losses arising as from January 1, 2004 are amortized by the corridor method over the estimated remaining service lives of plan participants.

### Discounting of projected benefit obligations and return on external funds

The interest cost – corresponding to the discounting adjustment to the projected benefit obligation at January 1 – and the expected return on external funds are reclassified from cost of goods sold to other income and expenses, for an amount of €36 million in 2004.

# Fact sheet 10: Treasury stock

### Peugeot S.A.

The Group has implemented stockholder-approved Peugeot S.A. share buyback programs. The main purposes of the share buybacks are to:
- increase earnings per share, by canceling the shares bought back under the programs;
- acquire shares for allocation to employees and officers of the company and related entities upon exercise of stock options.

### Faurecia

Faurecia has been holding a certain number of shares in treasury stock since 1999 when they were acquired in connection with a business combination. The company also has a stockholder-approved share buyback program, which is used mainly to allocate shares to employees and officers.

## CURRENT ACCOUNTING PRACTICE

### Shares acquired for allocation on exercise of stock options

Peugeot S.A. and Faurecia shares held for allocation to employees and officers of the company and related entities upon exercise of stock options are recorded as assets, under "Short-term investments". They are stated at cost and written down, where necessary, to the lower of the option exercise price and market value.

### Peugeot S.A. treasury stock

Shares acquired other than for allocation upon exercise of stock options are recorded as a deduction from equity, at cost.

Proceeds from sales of treasury stock are credited to equity, so that any disposal gains or losses have no impact on earnings.

Shares held for allocation on exercise of stock options are considered as issued and outstanding for the purpose of calculating earnings per share.

## IFRS

Under IFRS, all Peugeot S.A. shares held by the Group are recorded as a deduction from equity, including the shares already recognized in treasury stock in the French GAAP accounts as well as the shares held for allocation on exercise of stock options recognized as assets in the French GAAP accounts. The deduction from equity of shares held for allocation on exercise of stock options had the effect of reducing equity at January 1, 2004 by €150 million. This difference has no impact on the statement of income.

# Fact sheet 11: Stock options

## CURRENT ACCOUNTING PRACTICE

No obligations or compensation expenses are recognized in the Group accounts for options to purchase existing or newly-issued shares at an agreed price.

Details of Peugeot S.A. stock option plans are disclosed in the notes to the consolidated financial statements. Details of Faurecia stock option plans are disclosed in its document de référence. These disclosures are as follows:
- date of the stockholder authorization;
- date of the decision by the Managing Board (PSA) or Board of directors (Faurecia) to launch the stock option plan;
- starting date of the option exercise period;
- option expiry date;
- number of grantees;
- exercise price;
- number of options granted;
- number of options exercised or lapsed during the year;
- number of options outstanding at the year-end.

## IFRS

Under IFRS 2, the full amount of the grant-date fair value of stock options must be expensed. The Group measures the fair value of stock options using the Black & Scholes method. Changes in fair value after the grant date have no impact on the initial measurement.

The fair value of stock options depends in part on their expected life, which the Group considers as corresponding to the lock-up period for tax purposes. The compensation expense corresponding to the options' fair value is recognized in payroll costs on a straight-line basis over the period from the grant date to the starting date of the exercise period, with the offsetting credit recognized directly in equity.

Under the transition rules contained in IFRS 2, all stock options granted after November 7, 2002, which are not yet vested at the effective date of IFRS 2, must be accounted for using the provisions of IFRS 2. No compensation expense is required to be recognized for stock options granted prior to November 7, 2002.

## IMPACT ON THE GROUP ACCOUNTS

Application of IFRS 2 has no impact on either the opening balance sheet at January 1, 2004 or consolidated equity.

The recognition as compensation expense of the fair value of stock options increases payroll costs deducted from operating margin, with a corresponding increase in retained earnings. The impact on 2004 profit is a charge of €7 million.

# Fact sheet 12: Financial assets and liabilities

*Financial assets include investments in non-consolidated companies and* other non-current financial assets, finance and trade receivables and other customer loans, short-term investments of the finance companies, derivative instruments, and cash and cash equivalents.

*Financial liabilities include non-current financial liabilities, other financing* liabilities, current financial liabilities, derivative instruments and trade payable.

The accounting treatment of finance receivables held by Banque PSA Finance and the effect of related interest rate hedges are dealt with in fact sheet 14 – *Finance receivables and* Fact sheet 15 – *Interest rate hedges*. The effect of changes in exchange rates on financial assets and liabilities is dealt with *in* Fact sheet 13 – *Foreign currency transactions*.

This Fact sheet only deals with financial assets and liabilities whose accounting treatment changes under IFRS.

## CURRENT ACCOUNTING PRACTICE

### Investment securities

Investment securities consist solely of fixed income debt securities acquired with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized to the income statement over the life of the securities.

### Equity and other debt securities

Equity and other debt securities that the Group intends to hold on a lasting basis are recorded under Receivables and Investment Securities and securities that are intended to be sold in the short-term are classified as Short-term Investments.

They are stated at cost, net of transaction expenses and accrued interest and are written down at year-end in the case of a permanent impairment in value.

### Other long-term receivables

Other long-term receivables are recorded under Receivables and Investment Securities. They include receivables from non-consolidated companies, loans under the French government housing scheme, and other loans and receivables. They are stated at nominal value and are written down at the year-end in the case of a permanent impairment in value. For loans under the French government housing scheme, which are issued at below market rates of interest, an allowance is booked for the difference between actual interest on the loans and the interest that would be earned on an equivalent loan at a market rate of interest.

### Shares in non-consolidated companies

Shares in non-consolidated companies are stated at cost. They are written down at year-end in the case of a permanent impairment in value. Fair value is measured using the criteria that are most appropriate for the company concerned, which generally include equity in net assets, earnings outlook and, where applicable, the share price.

### Borrowings

Borrowings are stated at cost and amortized based on the contractual interest rate. Premiums and discounts are amortized to the income statement over the life of the debt.

### Derivative instruments

Changes in the fair value of derivative instruments designated as hedging instruments of current and forecasted transactions are not recognized in the balance sheet. Information about their market value at the year-end is disclosed in the notes to the consolidated financial statements.

## IFRS

The accounting treatment of financial assets and liabilities is dealt with in IAS 39 – Financial instruments: Recognition and measurement. IAS 39 was endorsed by the European Commission on November 19, 2004, with the exception of certain provisions on the use of the full fair value option and on the application of hedge accounting to customer deposits in the accounts of retail banks. None of the provisions of IAS 39 that have not been endorsed by the European Commission apply to the Group.

### Held-to-Maturity Assets

This category corresponds to the assets classified as Investment Securities in the Group's French GAAP accounts.

### Loans and receivables

This category corresponds to receivables included in the caption Receivables and Investment Securities in the Group's French GAAP accounts. These assets are stated at amortized cost, measured by the effective yield method. Their carrying value includes the outstanding principal plus unamortized transaction costs, premiums or discounts. Their recoverable amount is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment losses are recorded in the income statement.

### Available-for-sale assets

This category corresponds to Shares in Non-consolidated Companies and Short-term Investments in the French GAAP balance sheet, with the exception of fixed income securities on which the Group has entered into a fair value hedge.

For shares in non-consolidated companies, the Group considers that in the absence of an active market for the shares, historical cost is representative of fair value. An impairment loss is recognized when there is objective evidence of a permanent impairment in value. Fair value is determined by applying the most appropriate financial criteria considering the specific situation of the company concerned. The most commonly applied criteria are equity in net assets and earnings outlook

For all other available-for-sale assets, the Group considers that fair value corresponds to market value. Changes in fair value are recognized directly in equity. Where remeasurement at fair value results in the recognition of a loss in equity, if there is evidence that the asset is impaired, the cumulative loss is written off to the income statement.

### Financial assets at fair value through profit or loss

Fixed income securities hedged by interest rate swaps are accounted for using the fair value option, whereby changes in the fair value of the hedged securities are recognized directly in the income statement, together with the offsetting change in fair value of the swaps.

### Borrowings and other financial liabilities

Borrowings and other financial liabilities, with the exception of derivative instruments, are stated at amortized cost measured by the effective interest rate method.

Financial liabilities hedged by interest rate swaps are accounted for as fair value hedges. Under this method, financial liabilities are remeasured at fair value taking into account changes in interest rates. Changes in fair value due to interest rates are recognized directly in the income statement, together with the offsetting change in fair value of the swaps.

### Derivative instruments

Derivative instruments are measured at fair value. Changes in the fair value of derivative instruments designated as hedging instruments in a fair value hedge of financial assets and liabilities are recognized in the income statement. In the case of derivative instruments designated as hedging instruments in cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognized directly in equity. Gains and losses recognized in equity are included in net profit or loss when the hedged item affects profit or loss.

## IMPACT ON THE GROUP ACCOUNTS

### Available-for-sales financial assets

Remeasuring available-for-sale financial assets at fair value has a positive impact of €316 million on consolidated equity at January 1, 2004, including €106 million included in other non-current financial assets and €210 million included in current financial assets.

Changes in equity during the period correspond to the transfer to the income statement of the gain on available-for-sale financial assets sold during the year (€181 million, or €145 million net of the deferred tax effect) and to the remeasurement at fair value of securities remaining in the portfolio (€25 million, or €19 million net of the deferred tax effect).

### Interest rate hedges

Opening equity at January 1, 2004 has been adjusted to reflect the remeasurement of the following items at fair value:
- all derivative instruments;
- the portion of finance receivables hedged by interest rate swaps;
- fixed-income securities hedged by interest rate swaps and accounted for using the fair value option;
- the portion of debt hedged by interest rate swaps.

In view of the Group's interest rate and currency hedging policies, remeasuring these items at fair value has the effect of reducing opening equity at January 1, 2004 by €12 million.

The impact on profit of recognizing derivatives at fair value is not material, because Group policy consists of designating all derivative instruments as either fair value or cash flow hedges.

Future profit will be increased or reduced by the effects of the ineffective portion of interest rate hedges and also by the effects of applying the amortized cost method

# Fact sheet 13: Foreign currency transactions

## CURRENT ACCOUNTING PRACTICE

Foreign currency transactions are converted at the exchange rate ruling on the transaction date. The rate used to convert foreign currency assets and liabilities depends on whether or not the currency risk is hedged.

Unhedged assets and liabilities are remeasured at each period-end at the period-end exchange rate and the resulting conversion difference is included in operating margin.

Hedged assets and liabilities are converted as follows, depending on the date when the currency hedge is set up:
- hedges of existing transactions (forward foreign exchange contracts), at the forward exchange rate prevailing on the hedging date;
- hedges of forecasted transactions (currency options), at the option strike price if the option is exercised or at the forward rate prevailing on the hedging date (see above) if it is unexercised.

The conversion difference is recognized in the income statement as follows:
- commercial transactions: in operating margin;
- financial transactions: in exchange gains and losses, included in other income and expenses.

Option premiums are included in interest expense in the period when the hedged transaction occurs.

## IFRS

Under IAS 21 – The effects of changes in foreign exchange rates, foreign currency transactions are converted at the exchange rate ruling on the transaction date. Foreign currency assets and liabilities are remeasured at each period-end at the period-end exchange rate and the resulting conversion difference is recognized in the income statement as follows:
- commercial transactions and Banque PSA Finance financing transactions: in operating margin;
- financial transactions carried out by the manufacturing and sales companies: below operating margin.

Under IAS 39 – Financial instruments: Recognition and measurement, all derivative instruments are recognized in the balance sheet at fair value. Except as explained below, changes in the fair value of derivative instruments are recognized in the income statement.

Derivative instruments may be designated as fair value or cash flow hedges. Fair value hedges protect against a change in the fair value of assets and liabilities, while cash flow hedges protect against a change in the value of future cash flows generated by existing or future assets or liabilities.

Hedge accounting can only be applied if the following conditions are met:
- the hedging relationship is clearly defined and documented at the inception of the hedge;
- the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk as designated and documented, and effectiveness can be reliably measured.

The effects of hedge accounting are as follows:
- for fair value hedges of existing assets and liabilities, the hedged portion is remeasured at fair value. Changes in fair value are recognized in the income statement, neutralizing the earnings impact of changes in the fair value of the hedging instrument, to the extent that the hedge is effective;
- for cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is recognized directly in equity. Cumulative gains and losses recognized in equity are included in the income statement as the hedged asset or liability affects net income.

Derivative instruments acquired as hedges of currency risks on foreign currency transactions are recognized in balance sheet and remeasured at fair value at each period-end. The offsetting debit or credit is recognized as follows:
- in the income statement,
  - commercial transactions and Banque PSA Finance financing transactions: in operating margin;
  - Financial transactions carried out by manufacturing and sales companies: in interest income or finance costs;
- Forecasted transactions: directly in equity (for the effective portion, corresponding to the intrinsic value of the options). Gains and losses recognized in equity are included in the income statement in the period when the hedged items affect net income. The changes in the fair value of the ineffective portion of the hedge (corresponding to the value of the options net of their intrinsic value) are recognized below operating margin.

## IMPACT ON THE GROUP ACCOUNTS

### Group currency risk management policy

The manufacturing and sales companies manage currency positions arising from foreign currency transactions with the aim of hedging against changes in exchange rates.

These transactions mainly concern the Automobile Division, which purchases forward foreign exchange contracts when the foreign currency invoices are recorded in the accounts. The majority of contracts are purchased from the Group's specialized subsidiary, PSA International (PSAI).

PSAI has also set up hedges of currency risks on future transactions in yen and sterling.

In addition, PSAI carries out proprietary transactions on currency products other than for hedging purposes. These are the only non-hedging transactions carried out by Group companies and the related exposures are strictly limited and continuously monitored. Their effect on consolidated net income is not material.

### Accounting impact

Hedged foreign currency receivables and payables are translated at the year-end rate and not at the hedging rate, as was the case in the French GAAP accounts. The effect of this change is entirely offset by the recognition at fair value of the financial instruments designated as fair value hedges of the receivables and payables.

Currency options designated as cash flow hedges are also recognized in the IFRS balance sheet at fair value. The effect on opening equity at January 1, 2004 is as follows:
- recognition of the change in the intrinsic value (effective portion) of cash flow hedges has the effect of increasing equity by €74 million (€48 million net of tax);
- recognition of the change in value of the ineffective portion of cash flow hedges has the effect of reducing equity by €28 million.

Operating margin for 2004 includes:
- changes in the value of the hedged items, offset by symmetrical changes in the value of the hedging instruments;
- exchange gains and losses on any unhedged commercial transactions.

Changes in the value of the ineffective portion of hedges that expired during the year or will expire after the year-end are recognized in other income and expenses. Compared with the French GAAP accounts, which include amortization of the premiums paid when the options expire, the effect on 2004 IFRS profit is an increase of €21 million. This amount corresponds to €28 million in expenses recognized in the French GAAP income statement that have already been recognized in opening equity in the IFRS accounts, less the €7 million change in value of the ineffective portion of options during 2004.

Changes in equity in 2004 correspond to:
– recognition in the income statement of the change in the intrinsic value (effective portion) of the options when the hedged transactions are executed, for €61 million (€39 million net of deferred taxes);
– fair value adjustments to the intrinsic value of options held in the portfolio during the year, for €30 million (€19 million net of deferred taxes).

Closing equity includes the intrinsic value of options held in the portfolio at December 31, 2004 for €43 million (€28 million net of the tax effect).

# Fact sheet 14: Finance receivables

## CURRENT ACCOUNTING PRACTICE

Finance receivables recognized in the balance sheet correspond to outstanding loans including accrued interest.

The direct costs incurred by Banque PSA Finance in connection with lending transactions are recognized on a separate line of the balance sheet and written off to operating expense over the life of the loan by the yield-to-maturity method.

The interest recognized in a given period corresponds to the amounts billed to the customer during that period plus any accrued interest not yet billed.

## IFRS

The recognition and measurement of finance receivables is governed by IAS 39 – Financial instruments: Recognition and measurement. Finance receivables are recognized in the IFRS balance sheet for an amount corresponding to Banque PSA Finance's net financial investment. The carrying amount therefore includes not only the outstanding principal plus accrued interest and the effects of hedge accounting, but also:

- commissions due to referral agents, which increase the carrying amount of the outstanding receivable;
- contributions received from the marques, which reduce the outstanding receivable;
- unamortized transaction fees (recognized as deferred income under French GAAP), which reduce the outstanding receivable;
- guarantee deposits received at the inception of finance leases, which reduce the outstanding receivable.

Interest recognized in the income statement corresponds to the yield to maturity less cash flows to be recovered in future periods, measured by the effective interest rate method.

Loans are generally hedged against interest rate risks. The effect of the hedges is described in Fact sheet 15 – Interest rate hedging. In accordance with hedge accounting principles, loans are remeasured at fair value based on the applicable swap rate.

## IMPACT ON THE GROUP ACCOUNTS

Application of the amortized cost method has no impact on profit. In terms of income statement presentation, revenues from finance receivables are presented net of amortization (by the yield-to-maturity method) of direct costs incurred by the bank, which were previously recognized in operating expense, under commissions from referral agents and other acquisition costs. This change of presentation has the effect of reducing both revenue and operating expenses of the finance companies by €274 million in 2004.

# Fact sheet 15: Interest rate hedging

## CURRENT ACCOUNTING PRACTICE

Derivative instruments designated as interest rate hedges are not recognized in the balance sheet, but are disclosed as off-balance sheet items in the notes. Only accrued interest on the hedging instruments is recognized in the income statement, along with accrued interest on the hedged items.

## IFRS

Under IAS 39 – Financial instruments: Recognition and measurement, all derivative instruments are recognized in the balance sheet, at fair value. Except as explained below, changes in the fair value of derivative instruments are recognized in the income statement.

Derivative instruments may be designated as fair value or cash flow hedges. Fair value hedges protect against a change in the fair value of assets and liabilities, while cash flow hedges protect against a change in the value of future cash flows generated by existing or future assets or liabilities.

Hedge accounting can be applied if the following conditions are met:
- the hedging relationship is clearly defined and documented at the inception of the hedge;
- the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk as designated and documented, and effectiveness can be reliably measured.

The effects of hedge accounting are as follows:
- for fair value hedges of existing assets and liabilities, the hedged portion is remeasured at fair value. Changes in fair value are recognized in the income statement, neutralizing the earnings impact of symmetrical changes in the fair value of the hedging instrument, to the extent that the hedge is effective;
- for cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is recognized directly in equity. Cumulative gains and losses recognized in equity are included in the income statement in the period in which the hedged asset or liability affects net income.
- the ineffective portion of the change in fair value of hedging instruments is recognized directly in the income statement.

## IMPACT ON THE GROUP ACCOUNTS

### Group interest rate hedging policy

The cash surpluses and short-term financing needs of the manufacturing and sales companies in the euro and sterling zones, except for automotive equipment companies, are managed by GIE PSA Trésorerie, which invests net surpluses on the financial markets. The funds are generally invested short-term at floating rates of interest. The manufacturing and sales companies' debt, except for automotive equipment companies, consists primarily of long-term financing originally at fixed and adjustable rates. All of these facilities have been converted to floating rate, using derivative instruments, to match the interest streams on short-term investments.

The finance companies' business consists of supplying wholesale and retail financing, generally at fixed rates. The corresponding refinancing is generally at floating or adjustable rates, across all maturities. Banque PSA Finance – which manages the cash surpluses and financing needs of the euro zone finance companies – and the UK finance companies – for their own businesses – use swaps and purchased options to match interest rates on assets and liabilities.

Faurecia uses caps, swaps and other options, in euros and dollars, to hedge interest rate risks on debts repayable between January 2003 and December 2007.

For both the manufacturing and sales companies and the finance companies, a residual interest rate exposure is retained in order to take advantage of market opportunities. This unhedged exposure, which is measured at daily intervals using VaR (Value at Risk) techniques, is not material.

### Accounting impact

Opening equity at January 1, 2004 has been adjusted to reflect the remeasurement of the following items at fair value:
- all derivative instruments;
- the portion of finance receivables hedged by interest rate swaps;
- fixed-income securities hedged by interest rate swaps and accounted for using the fair value option;
- the portion of debt hedged by interest rate swaps.

In view of the Group's interest rate and currency hedging policies, remeasuring these items at fair value has the effect of reducing opening equity at January 1, 2004 by €12 million.

The impact on profit of recognizing derivatives at fair value is not material, because Group policy consists of designating all derivative instruments as either fair value or cash flow hedges.

# Fact sheet 16: Securitizations

## CURRENT ACCOUNTING PRACTICE

### Banque PSA Finance

Banque PSA Finance (BPF) has carried out several securitizations through a multi-compartment securitization vehicle *(fonds commun de créances* or *FCC)*, with a separate compartment for each operation. The FCC's compartments issue preferred and subordinated shares, together with shares corresponding to the retained interest held by BPF. In addition, BPF pays a deposit to the compartments as security for the preferred and subordinated shares. The compartments pay interest on the preferred and subordinated shares at a floating rate. The return on the retained interest corresponds to the compartments' profit, after deducting the interest paid to the holders of preferred and subordinated shares.

Under French GAAP applicable as of January 1, 2004, where the seller no longer has decision-making or management powers over the receivables, the securitization vehicle is considered as not representing a controlled entity and is therefore not required to be consolidated. This means in practice that the securitized receivables are no longer carried in the balance sheet.

The profit or loss on the sale of the receivables is not material. The retained interest is carried in the balance sheet under "Short-term investments". Allowances recorded against the receivables prior to their sale are reclassified as allowances for losses on guarantee deposits, to maintain consistency with the accounting practice followed by the Group up to now, which consists of recording statistical allowances for credit losses (see Fact sheet no.8 – Banque PSA Finance – Impairment of Finance Receivables, which describes the accounting treatment applicable as from January 1, 2004).

Guarantee deposits are recognized under "Other customer loans".

Revenue corresponds to dividends on the shares corresponding to BPF's retained interest in the FCC's compartments.

### Faurecia

In 2000 and 2002, Faurecia and some of its subsidiaries signed one-year agreements for the sale of receivables. The agreements are renewable until November 2005 and December 2007 respectively. In both cases, the sales are without recourse and Faurecia's risk is limited to the amount of the guarantee deposit paid to the securitization vehicle.

## IFRS

According to SIC 12 – Consolidation: Special Purpose Entities, the FCC's compartments are special purpose entities (SPEs) and must be consolidated where the seller retains the right to obtain the majority of benefits from the SPE's activities and is therefore exposed to the risks incident to those activities.

## IMPACT ON THE GROUP ACCOUNTS

### Banque PSA Finance

The FCC's compartments are consolidated in the opening IFRS balance sheet at January 1, 2004.

As a result, an amount of €2,259 million has been added back to assets, corresponding to automobile loans sold in prior periods (€1,987 million) and the compartments' cash reserves of €272 million, including €201 million reported under "Current investments – finance companies" and €71 million reported under "Cash and cash equivalents". The guarantee deposits, are eliminated in consolidation, leading to a €50 million reduction in "Other loans".

The FCC preferred and subordinated shares (€2,259 million) are recognized as liabilities.

Dividends paid by the FCC's compartments are eliminated in consolidation. Consolidated revenue includes revenues from the receivables held by the FCC's compartments (€133 million), while operating expenses include the interest paid on the preferred and subordinated shares.

Consolidating the FCC's compartments has no impact on opening equity at January 1, 2004, or on future profit.

### Faurecia

The receivables sold under the two securitization agreements in force at January 1, 2004 have been added back to assets in an amount of €119 million, with a corresponding increase in debt of €18 million, net of the guarantee deposit of €101 million recognized in assets in the French GAAP accounts under "Other receivables".



Incorporated in France with issued capital of 243,109,146 euros
Governed by a Managing Board and a Supervisory Board

Head Office at 75, avenue de la Grande-Armée - 75116 Paris
Registered in Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: 33 (1) 40 66 55 11 - Fax: 33 (1) 40 66 54 14

Internet: www.psa-peugeot-citroen.com

File n° 82-3531

PSA PEUGEOT CITROËN







# 2004 Annual results





# 2004 Highlights

- Consolidated operating margin:
  €2,182 million, versus €2,214 million in 2003
  IFRS: €2,534 million
- Net income:
  €1,357 million, versus €1,497 million in 2003
  IFRS: €1,682 million
- Earnings per share:
  €5.64, versus €6.14 in 2003
  IFRS: €7.26
- Net financial position of the manufacturing and sales companies:
  €1,428 million, versus €563 million in 2003
  IFRS: €1,347 million

French GAAP

## Sales

*In millions of euros*

| | 2003 | 2004 | % change |
|---|---|---|---|
| *Automobile* | *43,684* | *45,791* | *+ 4.8%* |
| *Banque PSA Finance* | *1,724* | *1,741* | *+ 1.0%* |
| *Gefco* | *2,742* | *2,894* | *+ 5.5%* |
| *Faurecia* | *10,123* | *10,720* | *+ 5.9%* |
| *Other businesses* | *968* | *899* | *- 7.1%* |
| *Intra-company eliminations* | *(5,003)* | *(5,248)* | *-* |
| Total PSA Peugeot Citroën | 54,238 | 56,797 | + 4.7% |



- Automobile Division sales increased by 4.8%
  - Worldwide sales: 3,375,300 units, up 2.7%

French GAAP

## Operating margin

*In millions of euros*

| | 2003 | 2004 | % change |
|---|---|---|---|
| *Automobile* | *1,300* | *1,126* | *- 13.4%* |
| *Banque PSA Finance* | *418* | *512* | *+ 22.5%* |
| *Gefco* | *143* | *156* | *+ 9.1%* |
| *Faurecia* | *303* | *366* | *+ 20.8%* |
| *Other businesses and eliminations* | *50* | *22* | - |
| Total PSA Peugeot Citroën | 2,214 | 2,182 | - 1.4% |

February 2005

PSA PEUGEOT CITROËN

- Consolidated operating margin:
  - 3.8% of consolidated sales, versus 4.1% in 2003
- Operating margin of the non-automobile businesses:
  - €1,056 million, up 15.5% on 2003

French GAAP

## Change in Automobile Division operating margin

*In millions of euros*

| | Change |
|---|---|
| 2003 operating margin | 1,300 |
| *Volume and mix* | *+ 53* |
| *Price effect* | *- 330* |
| *Production cost savings* | *+ 523* |
| *Increase in personnel costs* | *- 205* |
| *Currency effect* | *- 45* |
| *Depreciation* | *- 107* |
| *Other* | *- 63* |
| 2004 operating margin | 1,126 |

February 2005

PSA PEUGEOT CITROËN

- Changes in volumes, product mix and country mix: Aggregate positive impact of €53 million, of which:
  - €60 million gain from higher sales and production volumes
  - €109 million negative effect from the country mix
  - €102 million gain from the product mix
- Negative price effect of €330 million, primarily due to the French and Italian markets (weak demand and greater competition)
- Production cost savings:
  - Gross gain of €640 million
  - Dampened by a €117 million increase in raw material prices
- R&D budgets under control: €8 million gain

French GAAP

## Banque PSA Finance

*In millions of euros*

| | 2003 | 2004 | % change |
|---|---|---|---|
| *Total loans outstanding at December 31* | *19,667* | *21,232* | *+ 8.0%* |
| *Operating margin* | *418* | *512* | *+ 22.5%* |



- Number of vehicles financed: 831,800 (down 1.7%)
- Percentage of Peugeot and Citroën vehicles financed: 26.3%, versus 26.4% in 2003
- Operating margin:
  - 2.6% margin on average loans, versus 2.2% in 2003
  - €50 million positive impact of higher volumes
  - Higher interest margin on new contracts
  - General operating expenses under control

French GAAP

## Gefco

*In millions of euros*

| | 2003 | 2004 | % change |
|---|---|---|---|
| *Revenues* | *2,742* | *2,894* | *+ 5.5%* |
| *Operating margin* | *143* | *156* | *+ 9.1%* |

February 2005

PSA PEUGEOT CITROËN

- Network (part and full-load transport) revenues: €1,467 million (up 4.3%)
- Automotive revenues: €1,058 million (up 3.6%)
- Supply (logistics and sea and air freight) revenues: €343 million (up 16.3%)
- Third party revenues: €1,064 million (up 7.7%)
- Operating margin:
  - 5.4% of revenues, versus 5.2% in 2003


French GAAP

## Faurecia

*In millions of euros*

| | 2003 | 2004 | % change |
|---|---|---|---|
| *Revenues* | *10,123* | *10,720* | *+ 5.9%* |
| *Operating margin* | *303* | *366* | *+ 20.8%* |

February 2005

PSA PEUGEOT CITROËN

- Sales rose 7.9%, excluding catalytic converter sales, currency effect and changes in scope of consolidation
    - Seats: €4,785 million
      (up 10.8% at constant exchange rates)
    - Other interior modules: €3,501 million
      (up 4.1% at constant exchange rates and scope of consolidation)
    - Exhaust systems: €1,715 million
      (up 8.9% excluding catalytic converter sales and at constant exchange rates and scope of consolidation)
    - Front end assemblies: €719 million (up 6.4%)
- Third party revenues: €8,157 million (up 5.5%)
- Operating margin:
    - 3.4% of sales, versus 3% in 2003

French GAAP

# Group income

*In millions of euros*

| | 2003 | 2004 |
|---|---|---|
| *Operating margin* | *2,214* | *2,182* |
| *Cost of early-termination plan* | *(19)* | *(24)* |
| *Restructuring costs* | *(42)* | *(69)* |
| *Interest expense, net* | *(30)* | *(99)* |
| *Other income and expense, net* | *192* | *199* |
| *Income before tax of fully-consolidated companies* | *2,315* | *2,189* |
| *Income taxes* | *(685)* | *(676)* |
| *Net income of fully-consolidated companies* | *1,630* | *1,513* |
| *Net earnings (loss) of companies at equity* | *46* | *(8)* |
| *Amortization of goodwill* | *(158)* | *(128)* |
| *Net income before minority interests* | *1,518* | *1,377* |
| Net income | 1,497 | 1,357 |



- Interest expense, net: purchases of yen and pound puts for €69 million
- Other income and expense, net: primarily a €181 million capital gain on the sale of marketable securities
- Tax rate: 30.9%
- Earnings per share: €5.64, versus €6.14 in 2003


French GAAP
Cash generated by manufacturing and sales companies
In millions of euros
3,547
(224)
3,007
3,123
200
3,465
898
2,920
3,115
1,248
2003
2004
Working capital provided by operations
Change in WCR
Gross capital expenditure
Total investment
Free cash flow
February 2005
PSA PEUGEOT CITROËN

- Working capital provided by operations declined by 2.3%
- Working capital requirement declined by €898 million:
  - Higher supplier credit following the increase in production in H2 (Peugeot 407, Citroën C4)
- Total operating cash flow:
  €4,363 million, versus €3,323 million in 2003
- Gross capital expenditure: €2,920 million, versus €3,007 million in 2003
  - In line with the target of €3,000 million a year
  - Capital outlays for the Trnava plant: €229 million
- Other investments:
  - DPCA: Purchase of shares from Chinese and French financial institutions (€128 million) to increase stake to 50%


French GAAP
Net financial position
of the manufacturing and sales companies
In millions of euros
563
1,428
December 31, 2003
December 31, 2004
February 2005
PSA PEUGEOT CITROËN

- Dividends paid in 2004: €321 million
- Share buybacks: €287 million, corresponding to the purchase of 6,295,002 shares at an average price of €45.58
- 10,230,439 shares held in treasury at December 31, 2004, or 4.21% of issued capital


PSA PEUGEOT CITROËN
IAS/IFRS

# The transition to IAS/IFRS

- 2004 results are presented in French GAAP, in compliance with French legislation
- Also presented are:
  - Complete 2004 IFRS financial statements
  - A summary of the main impacts on our financial indicators
  - *Tables reconciling the French GAAP and IFRS figures*
  - A detailed description of the impacts
- All of the IFRS data have been audited by our Statutory Auditors
- Beginning with 1st quarter 2005 sales, financial statements will be presented in IFRS format, with 2004 IFRS comparatives

# Main IASs/IFRSs that impact PSA Peugeot Citroën accounts

| | French GAAP | IAS/IFRS |
|---|---|---|
| ***Automobile Division development costs*** | ◦ Expensed when incurred | • Immobilisés et amortis |
| ***Sales with a buyback commitment*** | ◦ Short term: rental revenue + sale of the used vehicle<br>◦ Long term: sales of new and used vehicles | • Rental revenue + sale of the used vehicle |
| ***Pension obligations*** | ◦ Operating expense<br>◦ Actuarial gains and losses recognized over 16 years | • Interest cost and return on external funds recognized in interest expense, net<br>• Provision for cumulative actuarial gains and losses at 01/01/2004 |
| ***Property, plant and equipment*** | ◦ Includes commissioning costs and borrowing costs up to date of commissioning | • Acquisition cost |
| ***Goodwill*** | ◦ Amortized over 20 years | • Not amortized<br>• Sommer Allibert goodwill restated |
| | ◦ Impairment tests | |
| ***Financial assets and liabilities, derivatives*** | | • Revaluation of certain financial assets and liabilities and hedging derivatives |

February 2005

PSA PEUGEOT CITROËN

- Six other standards have less of an impact for PSA Peugeot Citroën:
  - Treasury stock
  - Faurecia R&D expenditure
  - Tools developed by Faurecia
  - Employee stock options
  - Banque PSA Finance finance receivables
  - Securitizations
- The technical analysis of the impact of IAS/IFRS is presented in the Appendices and in the 2004 Annual Results report.
  The 2004 financial statements and the related notes prepared using IAS/IFRS are presented in the 2004 IFRS Results report, available online at www.psa-peugeot-citroen.com

## IAS/IFRS impact on 2004 operating margin

| | |
|---|---|
| ▷ French GAAP operating margin | €2,182 million |
| • Automobile Division R&D | €249 million |
| • Faurecia R&D | €5 million |
| • Sommer Allibert contractual customer relationship | €(119) million |
| • Sales with a buyback commitment | €54 million |
| • Pension obligations | €118 million |
| • Property, plant and equipment | €33 million |
| • Other impacts | €12 million |
| ▷ IAS/IFRS operating margin | €2,534 million |

February 2005

PSA PEUGEOT CITROËN

- Operating margin represented 4.5% of sales
- Estimated 2005 impact of capitalizing Automobile Division development costs: €70 million compared with €249 million in 2004
- Restatement of the Sommer Allibert acquisition led to recognition of an intangible asset of €477 million, corresponding to contractual customer relationship, amortized over four years (2001 to 2004)

## IAS/IFRS impact on 2004 net income

| | |
|---|---|
| ▷ French GAAP net income | €1,357 million |
| • Adjustments to operating margin | €352 million |
| • Finance costs | |
| ◦ Pension obligations | €(36) million |
| ◦ Property, plant and equipment | €(43) million |
| • Effect of applying IAS 39 and IAS 21 | €33 million |
| • Goodwill | €128 million |
| • Other impacts excluding tax | €(3) million |
| • Income tax | €(114) million |
| • Companies at equity | €21 million |
| • Adjustment to minority interests | €(14) million |
| ▷ IAS/IFRS net income | €1,681 million |

February 2005

PSA PEUGEOT CITROËN

- Earnings per share: €7.26
- IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 21 (The Effect of Changes in Foreign Exchange Rates) set the rules for measuring financial assets and liabilities and derivatives

## IAS/IFRS impact on 2004 cash flow
### Manufacturing and sales companies

| | |
|---|---|
| French GAAP cash flow | €3,465 million |
| • Adjustments to net income before minority interests | €336 million |
| • Depreciation and amortization | |
| ◦ Automobile Division R&D | €427 million |
| ◦ Faurecia R&D | €145 million |
| ◦ Sommer Allibert customer contracts | €119 millions |
| ◦ Goodwill | €(123) million |
| ◦ Property, plant and equipment | €(30) million |
| ◦ Pension obligations | €(82) million |
| • Change in deferred taxes | €109 million |
| • Reclassification of changes in provisions | €(72) million |
| • Other impacts | €(57) million |
| IAS/IFRS cash flow | €4,237 million |

February 2005

PSA PEUGEOT CITROËN

- Cash flow represented 7.7% of sales by the manufacturing and sales companies
- Certain changes in provisions previously included in the change in working capital requirement are now recognized above the line, in cash flow

## IAS/IFRS impact on 2004 cash flows from investing activities
### Manufacturing and sales companies

- French GAAP net cash used in investing activities — €3,115 million
  - Automobile Division R&D — €676 million
  - Faurecia R&D — €150 million
  - Property, plant and equipment — €(69) million
  - Sales with a buyback commitment — €54 million
  - Other impacts — €(42) million
- IAS/IFRS net cash used in investing activities — €3,884 million

February 2005

PSA PEUGEOT CITROËN

- Free cash flow of the manufacturing and sales companies: €1,384 million
  - Difference between net cash from operating activities (cash flow and change in working capital requirement) and net cash used in investing activities
  - Little change, since the additional investments are offset by higher depreciation
- Net financial position of the manufacturing and sales companies:
  - €1,347 million, versus €1,428 million under French GAAP
- Equity including minority interests at December 31, 2004:
  - €13,508 million, versus €13,356 million under French GAAP
  - Net assets per share: €55.49


PSA PEUGEOT CITROËN
49 CYS 78
2004
Annual results

French GAAP

## 2004: Sales growth accelerated over the year

Consolidated sales

- 1st half 2004: €28,942 million *(up 4.2%)*
- 2nd half 2004: €27,855 million *(up 5.2%)*
- 4th quarter 2004: €15,053 million *(up 6.6%)*



- Strong growth in sales outside Western Europe


French GAAP
2004: Growth in operating margin
Consolidated operating margin
As a % of sales
4.6%
3.5%
3.7%
4.0%
H1 2003
H2 2003
H1 2004
H2 2004
February 2005
PSA PEUGEOT CITROËN

- Operating margin bottomed out in H2-2003

## Increasing our human capital
### Hirings in 2004

*In number of employees*

| | Worldwide | France |
|---|---|---|
| *People hired* | *18,500* | *9,100* |
| *Net jobs created* | *7,300* | *3,200* |

February 2005

PSA PEUGEOT CITROËN

- Hiring policy:
  - Net jobs created over five years
    - Worldwide: 27,800
    - Of which France : 10,400
  - Net jobs created in France
    - 2004: 1,200 engineers and technicians
    - Percentage of women hired: 25.8% (14.2% in 2000)
    - Automobile Division: increase in R&D staff and parallel reduction in the use of outside engineering services
    - Faurecia: higher headcount, in line with business growth and international expansion
- Two innovative company-wide agreements:
  - Agreement on diversity and social cohesion (September 8, 2004)
  - Implementation of the agreement on equal opportunities and equal pay for women (November 4, 2003)


Capacity utilization
at the European assembly plants
112%
116%
114%
112%
2001
2002
2003
2004
Harbour Index (hourly capacity x 16 hours x 235 days)
February 2005
PSA PEUGEOT CITROËN

- Capacity utilization remained high
  - Combined impact of higher production volumes, an improved mix and productivity gains
  - Flexible use enhanced by agreements with employee representatives


R&D expenditure under control
(including upgrades of existing models)
Automobile Division
In millions of euros
1,459
1,849
2,019
2,250
2,263
2000
2001
2002
2003
2004
February 2005
PSA PEUGEOT CITROËN

- R&D expenses remained flat, with a new model launch program in line with targets



Platform strategy
Number of vehicles produced
on the three new platforms
In millions of units
0.9
1.45
2.4
2002
2004
2006
February 2005
PSA PEUGEOT CITROËN


- By 2006, 420,000 vehicles produced on platforms shared with partners


Manufacturing efficiency
Average vehicle assembly time
(European assembly plants)
Hours per vehicle
Base 100 in 2001
100
89
83
78
76
72
68
2001
2002
2003
2004
2005
2006
2007
February 2005
PSA PEUGEOT CITROËN

- Faster assembly times are helping to reduce production costs
- When combined with the impact of the platform strategy, this means we can maintain the target of reducing production costs by €600 million a year


2004: Successful new model launches
Peugeot 407 sedan
Peugeot 407 SW
Peugeot 307 4-door sedan
Citroën C4 sedan
Citroën C4 coupe
New Citroën C5 sedan
Peugeot 607 V6 diesel
February 2005
PSA PEUGEOT CITROËN


PSA PEUGEOT CITROËN
Outlook for 2005

## Renewing the line-up

(May 2004 – July 2005)

*In units*

| | Full-year potential |
|---|---|
| *Peugeot 407 sedan*<br>*Peugeot 407 SW* | 300,000 |
| *Peugeot 307 4-door sedan* | 50,000 |
| *New Citroën C5 sedan*<br>*New Citroën C5 estate* | 120,000 |
| *Citroën C4 sedan*<br>*Citroën C4 coupe* | 260,000 |
| *Peugeot 1007* | 130,000 |
| *Peugeot 107*<br>*Citroën C1* | 200,000 |
| Total | More than 1,000,000 |

February 2005

PSA PEUGEOT CITROËN

- In May 2004, PSA Peugeot Citroën entered a period of extensive model line renewal
- The full-year potential of these new models represents more than a million units, or a third of all assembled vehicles

# Quality: A priority objective

- *Customer reliability*
- *Perceived quality*
- *Quality of service*

- PSA Peugeot Citroën quality performance significantly improved
- Priority objective: rank among the best carmakers


Quality: Sharp reduction in incidents
Electrical systems/electronics
(trailing 3-month average)
Base 100
100
90
80
70
June
July
September
October
November
December
January
February
March
April
May
June
July
September
October
November
December
2003
2004
February 2005
PSA PEUGEOT CITROËN

- 18 months ago, we launched action plans to improve the reliability of onboard electronics


Quality
2004 motor vehicle inspections:
% of follow-up inspections
(vehicles less than 5 years old)
In % of follow-up inspections
12
11
10
9
8
7
6
5
4
Carmaker A
Carmaker B
Carmaker C
Market average
Carmaker D
Carmaker E
PSA
Carmaker F
February 2005
PSA PEUGEOT CITROËN

- The above carmakers represent 85% of all inspections of cars less than five years old
- France: mandatory inspections of cars over four years old, with a mandatory follow-up inspection once a failed car has been repaired



## European leadership in fuel efficient cars

- Total European sales through end-2004
  - More than 800,000 vehicles sold emitting less than 120g of $CO_2$/km
  - More than 2,000,000 vehicles sold emitting less than 140g of $CO_2$/km
- In 2004
  - Nearly 330,000 vehicles sold emitting less than 120g of $CO_2$/km
  - Share of the segment: 31.2%

February 2005

PSA PEUGEOT CITROËN

- Vehicles equipped with an HDi engine:
  - Nearly 6.4 million units produced since launch, of which more than 1.5 million in 2004
- Diesel particulate filter:
  - More than a million vehicles fitted with original equipment DPF
- Electronically-controlled manual gearboxes
- Stop & Start
- Gasoline engines:
  - Presentation of the first two engines produced by the cooperative venture with BMW



# Safety

- Passive safety
  - All the models launched in 2005 were awarded 5 stars in Euro NCAP tests
  - Citroën C5 is the only one to hold the record (36 points out of 37)
- Active safety
  - Lane departure warning system
  - Emergency call

## Two new cooperative projects

- Fiat/Tofas
  - Small light commercial vehicles
- Mitsubishi
  - New SUVs

February 2005

PSA PEUGEOT CITROËN

- Fiat/Tofas:
  - Signature in October 2004 of a letter of intent concerning the development of a new light commercial vehicle
  - New model to extend existing ranges; produced by Tofas in Turkey
- Mitsubishi:
  - Signature in February 2005 of a memorandum of understanding concerning the development and production of new SUVs
  - Produced in Japan on a new platform being developed
  - Annual production target for PSA Peugeot Citroën: 30,000 vehicles
  - Launch in 2007
  - Different styling for Peugeot and Citroën


Conclusion

**2005 Targets:**

- Modest growth in unit sales
- IFRS consolidated operating margin of 4.0% to 4.5% of sales

February 2005

PSA PEUGEOT CITROËN

- Market environment:
  - Western European car and light commercial vehicle market stable to slightly up
  - Continued aggressive competition in Europe
  - Negative impact of raw materials prices (estimated at between €250 million and €300 million for Automobile Division)
- PSA Peugeot Citroën:
  - Positive impact from new models
  - Continued selective sales strategy
  - Reduced impact from capitalizing Automobile Division development costs: €70 million versus €249 million in 2004
  - Stable contribution from other businesses

PSA PEUGEOT CITROËN

# Appendices

## Automobile Division R&D costs

- French GAAP: R&D costs recognized as expenses when incurred
- IAS 38: product development costs capitalized and amortized
- Research and start-up costs still recognized as expenses
- IFRS 1: applied retrospectively



- Capitalized development costs:
  - For vehicles, engines and gearboxes
  - For the period from the styling decision to start-up of pre-series production
  - Directly attributable costs (mainly development staff costs, prototypes and sub-contracting)
  - Amortization period: 5 years for vehicles, 10 years for engines and gearboxes
- Retrospective application to vehicles, engines and gearboxes launched since January 1, 1999
- Impact on operating margin, capital employed, cash flow and capex

## Sales with a buyback commitment

- Primarily:
  - Sales to car hire companies (short term)
  - Leases to retail and fleet customers (long term)
- IAS 18 and IAS 17:
  - Rental followed by sale of the used vehicle
  - Vehicles recognized in Property, Plant and Equipment until sale
- French GAAP:
  - Principle already applied to short-term commitments
  - Long-term commitments: sale directly recognized in revenue
- IFRS 1: applied retrospectively



- Impact on revenue, operating margin, capital employed, cash flow and capex
- No impact on sales statistics

## Pension obligations

- French GAAP: application of US standard FAS 87 to calculate defined benefit obligations and the corresponding pension expense
- IAS 19: similar to FAS 87; no impact on the calculation of pension obligations except for an adjustment to pensions paid to retired former Chrysler France employees
- IFRS 1: cumulative actuarial gains and losses at January 1, 2004 recognized in full in the balance sheet and no longer amortized



- Supplementary pension plans are generally defined contribution plans but some are defined benefit
- Following a review of the insured plan covering pensions due to retired former Chrysler France employees, the related obligation has been recognized in the balance sheet (€598 million). It is offset by symmetrical recognition of the external funds corresponding to the insurance company's technical reserves. Consequently, the change of method has no impact on profit
- Actuarial gains and losses correspond to changes in pension obligations due to changes in the related assumptions:
  - Economic and financial assumptions (discount rate, inflation rate, estimated future salary levels, etc.)
  - Technical assumptions (mortality tables)
- Actuarial gains and losses represent significant amounts, due to:
  - Recent fall in interest rates and discount rates
  - Longer life expectancy
- At end-2003, net cumulative actuarial loss of €1,217 million
- Impact on operating margin and equity



# Property, plant and equipment

- Under French GAAP, their carrying value includes:
  - Acquisition costs
  - Commissioning costs
  - Borrowing costs for the period up to commissioning
- Under IFRS, their carrying value only includes acquisition costs

February 2005

PSA PEUGEOT CITROËN

- Property, plant and equipment consist mainly of plant and tools used to manufacture vehicles, engines and gearboxes
- Impact on capital employed, operating margin, finance costs, cash flow and capex
- Certain operating leases under French GAAP are qualified as finance leases under IFRS.
  Impact on PSA Peugeot Citroën is not material



# Goodwill

- French GAAP: goodwill is amortized (over 20 years for PSA Peugeot Citroën)
- IFRS 3:
  - Goodwill is no longer amortized
  - Impairment test at least once a year
- Revaluation of Sommer Allibert assets and liabilities at date of acquisition:
  - Intangible asset recognized for customer contracts: €477 million
  - Goodwill reduced by €419 million

February 2005

PSA PEUGEOT CITROËN

- Goodwill mainly concerns Faurecia's acquisitions of Sommer Allibert, Bertrand Faure and APAS
- Goodwill amortization was €158 million in 2003
- Sommer Allibert assets and liabilities have been revalued retrospectively at the acquisition date (January 1) in accordance with IFRS 3, leading to:
  - Recognition of an intangible asset of €477 million representing the value of customer contracts, amortized over four years
  - Reversal of restructuring provisions that originally had the effect of increasing goodwill
  - A reduction in original goodwill from €1,212 million to €793 million after deferred taxes on these adjustments
- The opening IFRS balance sheet at January 1, 2004, includes the intangible asset corresponding to the Sommer Allibert customer contracts, at a net book value of €119 million, which was amortized in full in 2004, and goodwill of €793 million, which is no longer amortized

## Financial assets and liabilities, derivatives

- Dealt with in IAS 39 and IAS 21
- At PSA Peugeot Citroën these standards concern:
  - Borrowings of the manufacturing and sales companies
  - Their cash and cash equivalents
  - Currency hedges
  - Banque PSA Finance borrowings
  - Banque PSA Finance finance receivables
  - Banque PSA Finance interest rate swaps
- Technically complex to apply
- The only material impact concerns the mark-to-market of certain investments

February 2005

PSA PEUGEOT CITROËN

- PSA Peugeot Citroën is not affected by the provisions of IAS 39 not endorsed by the European Commission. The Group therefore applies IAS 39 in its entirety
- The main impact is on the net financial position of the manufacturing and sales companies

# Sales and revenue

*In millions of euros*

| | 2004 French GAAP | 2004 IFRS |
|---|---|---|
| *Automobile* | *45,791* | *45,239* |
| *Banque PSA Finance* | *1,741* | *1,601* |
| *Gefco* | *2,894* | *2,894* |
| *Faurecia* | *10,720* | *10,719* |
| *Other businesses* | *899* | *899* |
| *Intra-company eliminations* | *(5,248)* | *(5,247)* |
| Total PSA Peugeot Citroën | *56,797* | *56,105* |



# Operating margin

*In millions of euros*

| | 2004 French GAAP | 2004 IFRS |
|---|---|---|
| *Automobile* | *1,126* | *1,551* |
| *Banque PSA Finance* | *512* | *523* |
| *Gefco* | *156* | *158* |
| *Faurecia* | *366* | *283* |
| *Other businesses and eliminations* | *22* | *19* |
| Total PSA Peugeot Citroën | *2,182* | *2,534* |

## Group income

*In millions of euros*

| | 2004 French GAAP | 2004 IFRS |
|---|---|---|
| *Operating margin* | *2,182* | *2,534* |
| *Profit before tax and share in net earnings at companies at equity* | *2,189* | *2,492* |
| *Income taxes* | *(676)* | *(790)* |
| *Share in net earnings at companies at equity* | *(8)* | *13* |
| *Amortization of goodwill* | *(128)* | - |
| *Profit for the year* | *1,377* | *1,715* |
| *Profit attributable to equity holders of the parent* | *1,357* | *1,681* |


Cash generated by manufacturing and sales companies
In millions of euros
3,465
898
2,920
3,115
1,248
4,237
1,031
2,780
3,884
1,384
2004 - French GAAP
2004 - IFRS
Working capital provided by operations
Gross capital expenditure
Free cash flow
Change in WCR
Total investment
February 2005
PSA PEUGEOT CITROËN


PSA PEUGEOT CITROËN

**Financial Communications**

February 23, 2005

**PSA PEUGEOT CITROEN**

**2004: Results on Target**
**IFRS Operating Margin at 4.5% of Sales**

## 2004 HIGHLIGHTS

2004 saw sustained growth in unit sales and the successful launch of the Peugeot 407 and Citroën C4. In an environment shaped by stable French demand and the growing use of promotional offers in Western Europe, the Group met its target of matching 2003 operating margin.

- Global sales: 3,375,100 units versus 3,286,100 in 2003
- Operating margin:
  - French GAAP: €2,182 million or 3.8% of sales, versus €2,214 million in 2003
  - IFRS: €2,534 million or 4.5% of sales.
- Net income:
  - French GAAP: €1,357 million versus €1,497 million in 2003
  - IFRS: €1,682 million.
- Earnings per share:
  - French GAAP: €5.64 versus €6.14 in 2003.
  - IFRS: €7.26.
- Net financial position of the manufacturing and sales companies:
  - French GAAP: net cash position of €1,428 million versus €563 million in 2003.
  - IFRS: €1,347 million.



DFCP – Investor Relations – 75 avenue de la Grande Armée 75116 Paris
Phone: +33 (0)1 40 66 37 60 – Fax: +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com

## 2004: RESULTS

Sales (French GAAP)

Net sales for 2004 totaled €56,797 million, an increase of 4.7% from the €54,238 million reported in 2003. Sales rose 4.2% to €28,942 million in the first half, then gained 5.2% to €27,855 million in the second. Momentum accelerated significantly in the fourth quarter, with sales rising 6.6% to €15,053 million as production of new models ramped up.

Automobile Division sales rose 4.8% to €45,791 million. Growth was driven by higher global sales by Peugeot and Citroën and the favorable impact on the product mix of increased sales of recent models, which was partly offset by an unfavorable change in geographic mix due to the decline in the contribution from Western Europe.

Gefco revenue totaled €2,894 million, up 5.5% over 2003.

Faurecia's sales came to €10,720 million, an increase of 5.9% over 2003. On a like-for-like basis – excluding the effect of changes in exchange rates, the prices of precious metals used in the manufacture of exhaust systems and the scope of consolidation – the increase was 7.9%.

Banque PSA Finance outstanding loans totaled €21.2 billion at December 31, 2004, an increase of 8.0% over the year-earlier figure.

Income (French GAAP)

Operating margin came to €2,182 million compared with €2,214 million in 2003, and represented 3.8% of sales versus 4.1%. After reaching a low point of €925 million (3.5% of sales) in the second half of 2003, operating margin improved steadily in 2004, to €1,068 million (3.7%) in the first half, and €1,114 million (4.0%) in the second.

Automobile Division operating margin amounted to €1,126 million compared with €1,300 million in 2003, representing 2.5% of sales versus 3.0%. The net decline reflected heightened competition in Europe, although pressure on the Group eased in the second half thanks to the favorable impact of new model launches. Higher raw materials costs also had a negative impact. These unfavorable developments were partly offset by increased volumes, a favorable change in product mix and ongoing reductions in production costs. The Division's second-half operating margin came to €598 million or 2.6% of sales, representing a modest improvement on the first-half's €537 million (2.3%) and a more significant advance on the second-half 2003 figure of €453 million (2.1%).

Banque PSA Finance's operating margin totaled €512 million, representing a sharp increase compared with €418 million in 2003 and €319 million in 2002. The strong improvement was attributable to business growth, higher lending margins and tight control over general operating expenses and credit losses.

Gefco's operating margin rose by 9.1% to €156 million from €143 million in 2003, and to 5.4% of sales from 5.2%.

Faurecia's operating margin rose to €366 million from €303 million, and to 3.4% of sales from 3%. The improvement was attributable to solid business momentum throughout the year, improved manufacturing performance, which offset the pressure on sales prices and the initial effects of higher raw materials prices, and stabilization of start-up costs and selling, general and administrative expenses.

Net income for the year declined to €1,357 million from €1,497 million in 2003, representing 2.4% of sales versus 2.8%. Earnings per share amounted to €5.64 compared with €6.14 the previous year.

Financial position (French GAAP)

Working capital provided by operations of the manufacturing and sales companies totaled €3,465 million in 2004 compared with €3,547 million the previous year, representing 6.3% of sales versus 6.7%.

Capital expenditure, corresponding to the program of model launches and the Group's international development projects, amounted to €2,920 million in 2004. This figure, which includes €229 million in expenditure for the construction of the Trnava plant in Slovakia, is consistent with the aim of capping annual capital expenditure at €3,000 million. The total includes €128 million for the purchase of shares in Dongfeng Peugeot Citroën Automobile, raising the Group's interest in the joint venture to 50% from 32%.

The share buyback program was pursued, taking advantage of opportunities on the stock market. A total of 6,295,002 shares were bought back during the year at an average price of €45.58 per share, representing a total investment of €287 million. At December 31, 2004, the Group held 10,230,439 Peugeot S.A. shares in treasury, representing 4.21% of capital stock.

The net financial position of the manufacturing and sales companies improved significantly, to a net cash position of €1,428 million at December 31, 2004 from a net cash position of €563 million at the previous year-end.

IFRS accounts

In connection with the publication of its 2004 results, the Group is presenting for the first time a full set of IFRS financial statements for 2004 along with the statutory French GAAP financial statements.

The IFRS statements include the full set of notes, providing a comprehensive overview of the Group's performance, as well as detailed reconciliations between the French GAAP and IFRS accounts. All of this information is available on the corporate website (www.psa-peugeot-citroen.com).

The IFRS accounts have been audited by the auditors.

Starting with first-quarter sales, to be announced on April 28, consolidated results will be presented solely in accordance with IFRS.

## 2005 OUTLOOK

For 2005, PSA Peugeot Citroën expects car and light commercial vehicle demand to hold firm or increase slightly in Western Europe and conditions to be more favorable in the rest of the world.

The Group intends to maintain its dynamic model replacement program. Following the Peugeot 407 sedan and station wagon and the Citroën C4 sedan and coupé, which were introduced in 2004 and will contribute to full-year sales for the first time in 2005, the pace is being stepped up with the forthcoming launch of the Peugeot 1007, the Peugeot 107 and Citroën C1, the Peugeot 407 Coupé and the Citroën C6. In all, the models launched between May 2004 and summer 2005 will represent a potential sales volume of more than one million units, equivalent to nearly one-third of global sales.

However, with no easing of competition in sight in Europe, the Group intends to continue with its selective marketing policy focused on preserving margins rather than on increasing volumes. Consequently, sales are expected to grow at a moderate rate in 2005.

Production costs should continue to decline, while the new models are expected to have a positive impact on sales margins and the contribution of non-automobile businesses should hold firm. However, higher raw materials prices are likely to reduce Automobile Division operating margin by €250 million to €300 million. Under these circumstances, the Group is aiming for an operating margin of 4.0% to 4.5% of sales.

## PSA PEUGEOT CITROEN

| (number of vehicles) | 2003 | 2004 |
|---|---|---|
| Global sales | 3,286,100 | 3,375,300 |
| Global production | 3,309,100 | 3,405,100 |

## CONSOLIDATED SALES

| (in millions of euros) | 2003 French GAAP | 2004 French GAAP | 2004 IFRS |
|---|---|---|---|
| Automobile Division | 43,684 | 45,791 | 45,239 |
| Banque PSA Finance | 1,724 | 1,741 | 1,601 |
| Gefco | 2,742 | 2,894 | 2,894 |
| Faurecia | 10,123 | 10,720 | 10,719 |
| Other businesses | 968 | 899 | 899 |
| Intersegment eliminations | (5,003) | (5,248) | (5,247) |
| Total PSA Peugeot Citroën | 54,238 | 56,797 | 56,105 |

## CONSOLIDATED RESULTS

| (in millions of euros) | 2003 French GAAP | 2004 French GAAP | 2004 IFRS |
|---|---|---|---|
| Operating margin | 2,214 | 2,182 | 2,534 |
| Income before tax of consolidated companies | 2,315 | 2,189 | 2,492 |
| Net income before minority interests | 1,518 | 1,377 | 1,715 |
| Net income | 1,497 | 1,357 | 1,681 |

## FINANCING AND FINANCIAL POSITION

| (in millions of euros) | 2003 French GAAP | 2004 French GAAP | 2004 IFRS |
|---|---|---|---|
| Cash flow | 3,890 | 3,879 | 4,666 |
| Capital expenditure | 3,020 | 2,931 | 2,791 |
| Stockholders' equity | 11,864 | 12,697 | 13,508 |
| Net financial position of the manufacturing and sales companies | 563 | 1,428 | 1,347 |

## PSA PEUGEOT CITROEN

| | | |
|---|---|---|
| Number of employees | 199,900 | 207,200 |